As filed with the Securities and Exchange Commission on August 31, 2021.
Registration No. 333-258474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Robinhood Markets, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7372	46-4364776
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
85 Willow Road, Menlo Park, California 94025
(844) 428-5411
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vladimir Tenev
Co-Founder, Chief Executive Officer and President
Robinhood Markets, Inc.
85 Willow Road, Menlo Park, California 94025
(844) 428-5411
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John W. White Andrew J. Pitts D. Scott Bennett Claudia J. Ricciardi Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Daniel Gallagher Christina Y. Lai Weilyn Wood Steve Pickering Robinhood Markets, Inc. 85 Willow Road Menlo Park, California 94025 (844) 428-5411

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)(4)
Class A Common Stock, $0.0001 par value per share	97,876,033	$35.12	$3,437,406,279	$375,021.03
__________________
1.This Registration Statement registers 97,876,033 shares of our Class A Common Stock issued to the selling stockholders upon automatic conversion of certain convertible notes that were issued by the registrant in a prior private placement transaction.
2.Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
3.The proposed maximum offering price per share and proposed aggregate offering price are based on the average of the high and low sales prices of the registrant’s Class A common stock as reported on the Nasdaq Global Select Market on July 30, 2021.
4.Previously paid.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated August 31, 2021
Preliminary Prospectus
Robinhood Markets, Inc.
Class A Common Stock

This prospectus related to the offer and sale from time to time of up to 97,876,033 shares of Class A common stock of Robinhood Markets, Inc. by the selling stockholders identified in this prospectus. The number of shares offered for sale by the selling stockholders consists of up to 97,876,033 shares of our Class A common stock. We are offering 97,876,033 shares of our Class A common stock issued to the selling stockholders upon the automatic conversion of certain convertible notes held by the selling stockholders in connection with our initial public offering. The convertible notes were issued in a prior private placement transaction prior to our initial public offering.
We are not selling any shares of our Class A common stock in this offering and we will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of the shares of our Class A common stock offered hereby. However, we will incur expenses in connection with the registration of the shares of our Class A common stock offered hereby.
The selling stockholders may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders. The selling stockholders and any underwriters, dealers or agents that participate in distribution of the securities may be deemed to be underwriters, and any profit on sale of the securities by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. There can be no assurances that the selling stockholders will sell any or all of the securities offered under this prospectus. For further information regarding the possible methods by which the shares may be distributed, see the section titled “Plan of Distribution” beginning on page 242 of this prospectus.
We have three classes of authorized common stock, Class A common stock, Class B common stock and Class C common stock (collectively, our “common stock”).
On August 2, 2021 (the “IPO Closing Date”) we completed our initial public offering. Our Class A common stock is traded on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “HOOD”. On August 30, 2021, the closing price of our common stock was $43.64 per share.
The rights of the holders of Class A common stock, Class B common stock and Class C common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible at any time into one share of Class A common stock. Shares of Class C common stock have no voting rights, except as otherwise required by law, and will convert into shares of our Class A common stock, on a share-for-share basis, on the date or time determined by our board of directors following the conversion or exchange of all outstanding shares of our Class B common stock into shares of our Class A common stock. As of the IPO Closing Date, no shares of Class C common stock were issued and outstanding. For more information about our capital stock, see the section titled “Description of Capital Stock.”
We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, under applicable Securities and Exchange Commission (“SEC”) rules, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 24.

Neither the SEC nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated August , 2021

We have not, and the selling stockholders have not, authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared and filed with the SEC. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.
For investors outside of the United States: Neither we nor the selling stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.
i

MARKET, INDUSTRY AND OTHER DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable. Among others, we refer to information and estimates from the following third-party sources:
•PwC, Future of Customer Experience Survey, 2017/2018;
•Pew Research Center, Most Americans Say the Current Economy Is Helping the Rich, Hurting the Poor and Middle Class, December 2019;
•Gallup, What Percentage of Americans Owns Stock?, September 2020;
•The Harris Poll, on behalf of Ondot Systems, April 2020;
•The Charles Schwab Corporation, Winter Business Update, February 2021;
•Federal Deposit Insurance Corporation, How America Banks: Household Use of Banking and Financial Services, 2019 FDIC Survey, October 2020;
•Federal Deposit Insurance Corporation, Unsafe and Unsound Banking Practices: Brokered Deposits and Interest Rate Restrictions, January 2021;
•Nilson Report, Top Issuers of General Purpose Credit Cards in the U.S., February 2021;
•Nilson Report, Top U.S. Debit Card Issuers, April 2021;
•Square, Inc., Company Overview, March 2021;
•Credit Suisse Research Institute, Global Wealth Databook, October 2019;
•Hardman & Co., How Big Is the Potential Investment Platform Market in the UK?, May 2020;
•App Annie;
•Federal Reserve, Distribution of Household Wealth in the U.S. since 1989, December 2020;
•Deloitte, The Future of Wealth in the United States, November 2015;
•National Bureau of Economic Research, The Wisdom of the Robinhood Crowd, September 2020;
•FINRA Investor Education Foundation, Investors in the United States: A Report of the National Financial Capability Study, December 2019;
•FINRA Investor Education Foundation, New Research: Global Pandemic Brings Surge of New and Experienced Retail Investors Into the Stock Market, February 2021; and
•Experian PLC.
ii

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which includes information derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data-gathering process and other limitations inherent in any statistical survey of such data. In addition, forecasts, assumptions and estimates of the future performance of the markets and industries in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.
iii

PROSPECTUS SUMMARY
This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing at the end of this prospectus, before making any investment decision. Our fiscal year ends on December 31. Unless the context otherwise requires, we use the terms “Robinhood,” the “Company,” “we,” “us” and “our” in this prospectus to refer to Robinhood Markets, Inc. and our consolidated subsidiaries, and we use the term “RHM” to refer only to Robinhood Markets, Inc. (and not its subsidiaries). We refer to our “users” and our “customers” interchangeably throughout this prospectus to refer to individuals who hold accounts on our platform. However, because we do not have contracts as defined in ASC 606, Revenue from Contracts with Customers, with our users, our users do not meet the definition of “customer” for purposes of the accounting rules. See “—Revenue Recognition” in Note 1 to our audited consolidated financial statements appearing at the end of this prospectus.
Overview
Our mission is to democratize finance for all.
Robinhood was founded on the belief that everyone should be welcome to participate in our financial system. We are creating a modern financial services platform for everyone, regardless of their wealth, income or background.
The stock market is widely recognized as one of the greatest wealth creators of the last century. But systemic barriers to investing, like expensive commissions, minimum balance requirements and complicated, jargon-filled paperwork, have dissuaded millions of people from feeling welcome or able to participate.
Robinhood has set out to change this. We use technology to deliver a new way for people to interact with the financial system. We believe investing should be familiar and welcoming, with a simple design and an intuitive interface, so that customers are empowered to achieve their goals. We started with a revolutionary, bold brand and design, and the Robinhood app now makes investing approachable for millions.
Revenue model. Our mission to democratize finance for all drives our revenue model. We pioneered commission-free trading with no account minimums, giving smaller investors access to the financial markets. Many of our customers are getting started with less, which often means they are trading a smaller number of shares.
Rather than earning revenue from fixed trading commissions which, before Robinhood introduced commission free trading, had often ranged from $8 to $10 per trade, the significant majority of our revenue is transaction-based. We earn transaction-based revenue from market markers in exchange for routing our users’ equity, option and cryptocurrency trade orders to market makers for execution. With respect to equities and options trading, such fees are known as payment for order flow, or PFOF, and with respect to cryptocurrency trading such fees are known as “Transaction Rebates.” For the three months ended June 30, 2021, PFOF and Transaction Rebates represented 79% of our total revenues and, as a result, our revenues are currently substantially dependent on these fees. Our transaction-based revenue model could be harmed by decreased levels of trading generally or by industry or regulatory changes that could tighten spreads on transactions.
In addition, PFOF practices have drawn heightened scrutiny from the U.S. Congress, the SEC and other regulatory and legislative authorities. These regulators and authorities may adopt additional regulation relating to, or any bans or limitations on, PFOF practices as a result of such heightened scrutiny or otherwise pursue additional inquiries or investigations relating to PFOF practices. Any such restrictions or bans on our ability to collect PFOF could impact the value of our Class A common stock offered by this prospectus. See “Risk Factors—Risks Related to Our Business—Because a majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity” for more information.
Cultural Impact. We pioneered commission-free stock trading with no account minimums, which the rest of the industry emulated, and we have continued to build relationships with our customers by introducing new products that further expand access to the financial system. We believe we have made investing culturally relevant and understandable, and that our platform is enabling our customers to become long-term investors and take greater control of their finances. Over half of 18-44 year olds in the United States know who Robinhood is according to an internal brand study that we conducted in March 2021. As a further sign of our relevance today, Robinhood reached the number-one spot on the Apple App Store multiple times in the first half of 2021 and was frequently ranked number one in the Finance category on the Apple App store during 2020 and the first half of 2021.
Built for People. Customer feedback is at the heart of product development at Robinhood. In the early days, our founders would walk the campus of Stanford sharing product and design ideas and gathering real-time feedback. Today, we continue this tradition in a programmatic way, seeking customer perspectives to inform our priorities and inspire our innovation. We want to understand our customers and their expectations, ambitions, fears and challenges. Their insights help us focus on what is important and this approach enables us to expand our offering centered on their needs. Many of our customers are new to investing, and we are encouraged to see them taking their first steps toward wealth creation. We have replaced confusing jargon with simplicity and slang. Our tools are delightful and engaging.
As of June 30, 2021, we had 22.5 million Net Cumulative Funded Accounts on our platform, and from January 1, 2015 to June 30, 2021, over half of the customers funding accounts on our platform told us that Robinhood was their first brokerage account. We believe that close to 50% of all new retail funded accounts opened in the United States from 2016 to 2021 were new accounts created on Robinhood, based on new account data from publicly reporting peer brokerages. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for a definition of “Net Cumulative Funded Accounts.”
Technological Innovation. We have built a foundation for future development. With a focused team and appropriate regulatory approvals, we created our own clearing platform. Our platform is entirely cloud-based and built on proprietary, API-driven services to meet the needs of a fast-growing, mobile-first, modern financial institution. Our platform also enables a vertically integrated, end-to-end approach to product development, which helps us move faster from idea to creation, empowers us to better scale with the growth of our business and affords us better unit economics that we can share with our customers. Our approach also provides increased internal visibility over clearing and settlement. We anticipate that our self-clearing platform will continue to position us well to further innovate for customers.
Engagement through Education. Education is core to accomplishing our mission. We believe access to easy-to-understand investment information and education is fundamental to expanding participation in the U.S. financial system. This is why we have created educational content for everyone, no matter where they are on their investing journey. That means jargon-free financial literacy resources and digestible financial news direct to customers. As of March 31, 2021, our Robinhood Snacks newsletter and podcast had nearly 32 million subscribers, and the daily podcast was downloaded nearly 40 million times in 2020, with more than 10 million additional downloads in the three months ended March 31, 2021. Our library of financial literacy resources, Robinhood Learn, had more than seven million cumulative page views as of

March 31, 2021, and monthly unique visits to Robinhood Learn rose nearly six-fold from January 2020 to March 2021.
The Robinhood Platform. Our platform, which began as a U.S. stock-focused retail brokerage, offers:
•trading in U.S. listed stocks and Exchange Traded Funds (“ETFs”), as well as related options and American Depositary Receipts (“ADRs”);
•cryptocurrency trading through our subsidiary, Robinhood Crypto, LLC (“RHC”);
•fractional trading, which enables all of our customers—regardless of budget—to build a diversified portfolio and access stocks previously out of reach;
•recurring investments, which help customers make investing routine and employ dollar-cost averaging;
•Cash Management, which includes Robinhood-branded debit cards and enables customers to save and spend by paying bills, writing checks, earning interest, withdrawing funds via ATMs and receiving Federal Deposit Insurance Corporation (“FDIC”) pass-through insurance on cash swept from their brokerage account;
•Robinhood Gold, our monthly paid subscription service that provides customers with premium features, such as enhanced instant access to deposits, professional research, Nasdaq Level II market data and, upon approval, access to margin investing; and
•IPO Access, which which enables our customers to buy shares in the initial public offerings of participating companies at the IPO price, before trading begins on public exchanges.

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Financial Tool to Financial Network. We have seen an enthusiastic response from customers and are humbled by how often they share Robinhood with their families, friends and colleagues. This powerful word-of-mouth referral network has helped to rapidly grow our customer base. In 2020, our Net Cumulative Funded Accounts grew 143% to 12.5 million, increasing to 22.5 million as of June 30, 2021, with over 80% of new Funded Accounts in 2020 and in the three months ended June 30, 2021 joining our platform organically or through the Robinhood Referral Program. For the monthly cohorts in the year ended December 31, 2019, our average revenue payback period was approximately 13 months, and for the monthly cohorts in the year ended December 31, 2020, our average revenue payback period improved to less than five months. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for definitions of “Funded Accounts” and “revenue payback period.” For a definition of “organically” acquired customers and a definition and description of the “Robinhood Referral Program,” see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model—New Customer Growth.”
For the year ended December 31, 2020, as compared to the year ended December 31, 2019:
•our total revenue grew 245% to $959 million, up from $278 million;
•we recorded net income of $7 million, compared to a net loss of $107 million; and
•our Adjusted EBITDA was $155 million, compared to negative $74 million.
In addition, for the three months ended June 30, 2021, as compared to the three months ended June 30, 2020:
•our total revenue grew 131% to $565 million, up from $244 million;
•we recorded net loss of $502 million, which included a $528 million fair value adjustment to our convertible notes and warrant liability, compared to a net loss of $58 million; and
•our Adjusted EBITDA was $90 million, compared to $63 million.
Adjusted EBITDA is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information about Adjusted EBITDA, including the definition and limitations of such measure, and a reconciliation of net income (loss) to Adjusted EBITDA.
Future Vision. Our vision is for Robinhood to become the most trusted and most culturally relevant money app worldwide. We innovate at the epicenter of finance, technology and access for all. As we look to the future, we want to help Robinhood customers manage all aspects of their financial lives in one place. We envision them moving seamlessly between investing, saving and spending all on the Robinhood platform. When we check our email, there is a go-to app. When we need a map, there is a go-to app. We envision a world in which Robinhood is that go-to app for money. We believe people want to build financial independence and have the tools and ability to own their financial well-being. We look forward to being our customers' single money app that enables them to achieve those goals.
Trends in Our Favor
Technology Is Transforming Customer Expectations
Across industries, we have witnessed a movement toward products and brands that redefine the customer experience through technology. Today, people can get dinner delivered to their door with two taps on a smartphone, purchase groceries without ever setting foot in a store and conduct morning meetings with hundreds of colleagues from their homes. We observe a similar trend in the equity markets, where 30% of retail investors in the United States place orders using a mobile app, according to 2018

FINRA surveys. That number grows to 59% when looking solely at participants aged 18-34. Innovative technology-based companies are challenging traditional norms and engaging people in new ways.
The nature of these experiences has rapidly advanced customer expectations and demands for intuitive, engaging and easy-to-use products. Brands that empower customers through these types of products are often propelled to cultural relevance. According to PwC, 73% of consumers worldwide point to customer experience as an important factor in their purchasing decisions, and 65% of U.S. consumers find a positive experience with a brand to be more influential than great advertising.
At the same time, smartphone usage has skyrocketed. Not only are smartphones essentially ubiquitous nationwide, they are a dominating force in consumers’ lives. Companies that have been able to leverage mobile technology to deliver market-leading customer experiences continue to reshape legacy industry growth trends and create significant shareholder value.
Increasing Participation in the Financial Markets and the Rise of FinTech Companies
The U.S. stock market is one of the greatest sources of wealth creation in the world. Average historical returns on the S&P 500 amount to approximately 9% annually over the past 50 years. But this great wealth creator has remained out of reach for many individuals and families, while others have had better access, more useful tools and a clearer invitation to participate. That is beginning to change as more and more people are taking their financial lives into their own hands. There are many people still unserved, and we believe we are well-placed to help build this momentum toward increased participation.
Since 2010, the S&P 500 has produced an average annual return of approximately 13%. That has coincided with a substantial increase in participation among retail investors seeking to improve their financial health. Retail investing now comprises roughly 20% of U.S. equity trading volume, doubling in the decade from 2010 to 2020. Yet, we believe there is still significant room for growth: according to a 2019 Pew Research survey, approximately 60% of all Americans still do not have investments outside of their retirement accounts, and, according to a 2020 Gallup poll, an even greater percentage of young adults aged 18 to 29—68%—have no money invested in the stock market at all. However, the stock market has also historically experienced periods of low or flat growth and steep decline, particularly during periods of financial crisis (such as from January 2000 to October 2002, when the S&P 500 declined by approximately 46%, or from October 2007 to March 2009, when the S&P 500 declined by approximately 56%). Any future similar period of low or flat growth or decline could result in decreased levels of participation among retail investors and levels of interest in investing generally, which could reduce our revenues and impact the value of our Class A common stock offered by this prospectus. See “Risk Factors—Risks Related to our Business—Our business and reputation may be harmed by changes in business, economic or political conditions that impact global financial markets, or by a systemic market event” and “—Many of our customers are first-time investors and our trading volumes and revenues could be reduced if these customers stop trading altogether or stop using our platform for their investing activities” for more information.
FinTech companies offer customer experiences powered by modern and nimble infrastructure as well as intuitive customer interfaces, making these companies well-positioned to rapidly build and deploy innovative products that meet the expectations of the growing generation of digital consumers. This rapid product cycle has led to innovation across the FinTech landscape, with consumers increasingly looking to technology companies for financial products. Nearly two-thirds of Americans, according to a Harris Poll conducted in 2020, would consider purchasing or applying for financial products through a technology company’s platform instead of a traditional financial services provider, and that figure increases to 81% for Americans aged 18 to 34.
Our Opportunity

Financial services underpin our daily lives. Activities such as investing, saving and spending are core financial activities that offer avenues for Robinhood to grow with our customers throughout their financial journey.
Our current retail brokerage, cryptocurrency trading and Cash Management offerings are the first step toward a comprehensive financial services platform.
•Our retail investing platform is currently our core product offering, one we have continued to expand since its launch in 2015. Retail investing in the United States represents a large market today—U.S. retail investors are estimated by Charles Schwab to have total assets of approximately $50 trillion. Additionally, from January 1, 2015 to June 30, 2021, over half of the customers funding accounts on our platform told us that Robinhood was their first brokerage account. Given that dynamic, we believe we are meaningfully expanding the size of the defined market—bringing in participants who would otherwise not be involved in the financial system. Expanding the universe of investors has been, and we expect will continue to be, a significant driver of our market-leading growth.
•Our cryptocurrency trading platform offers commission-free buying and selling of cryptocurrency through our subsidiary, RHC. From February 21, 2018, the day before we introduced cryptocurrency trading on our platform, to March 31, 2021, the total cryptocurrency market capitalization has grown from approximately $450 billion to approximately $1.9 trillion, driven by increased adoption of cryptocurrency trading by both retail and institutional investors, as well as continued growth of various non-investing use cases for crypto-assets. In addition, the worldwide daily average market volume of Bitcoin, which was the most traded cryptocurrency on our platform by notional value for the year ended December 31, 2020 and for the three months ended March 31, 2021, was over $54 billion in March 2021, as compared to approximately $8 billion in February 2018. While future market size estimates for the cryptocurrency market are highly varied, the historical trend has been strongly supportive. We believe that growing interest and adoption of cryptocurrency will drive increased customer interest in our platform and that we have significant room to grow even within our current customer base. For more information about our AUC represented by cryptocurrency and the percentage of transaction revenue represented by cryptocurrency, please see “—Key Performance Metrics” and "—Key Components of our Results of Operations” under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
•Our Cash Management product, which places uninvested customer cash with FDIC-insured banks and offers a competitive interest rate (and also includes Robinhood-branded debit cards), is highly complementary to our brokerage offering and enhances our overall ecosystem. While still a small proportion of our overall revenue, we believe continued adoption of our Cash Management product by existing customers, as well as increased adoption through the expansion of our customer base, will result in meaningful opportunities in the future. According to the FDIC, there are over $1 trillion in brokered deposits in the U.S. banking system as of June 30, 2020 and the Nilson Report estimated U.S. prepaid and debit card purchase volume to be approximately $3.8 trillion dollars in 2020.
We believe these current product offerings represent only the beginning. Our customers already trust us with their hard-earned cash and assets, positioning us as the first financial services relationship for many new investors and younger generations of investors. We see a significant opportunity to introduce innovative products to address our customers’ future needs—including investing, saving, spending and borrowing—allowing us to grow with new and existing customers from our single money app. These additional opportunities are significant—for example, U.S. credit card purchase volume was approximately $3.6 trillion in 2020 (according to Nilson Report), and there is an approximately $4 trillion volume opportunity in peer-to-peer and micro-merchant payments (according to Square, Inc.). We also plan to invest in improvements to our customer support functions to adequately support the significant growth in our user base. In particular, while we do not currently provide general customer support by telephone and only offer callback phone support (which customers can request in-app) for certain use cases, which may limit potential or existing customers’ access to support and has drawn negative public attention, we plan to expand our phone-based voice support to additional use cases and are increasing the number of customer support professionals we employ.
We currently only operate our business in the United States and offer services only to U.S. citizens and permanent residents with a legal address within the United States or Puerto Rico. Total global wealth outside of the United States, as of mid-2019, has been estimated at over $250 trillion, according to the Credit Suisse Research Institute. Opportunities like this give us confidence that we can have a meaningful impact at driving increased access and market participation outside of the United States, and that the global opportunity for us to democratize finance for all is significant.
What Sets Us Apart
We have built a market-leading financial technology platform with an intuitive customer interface that has changed the landscape of retail investing. While we have already achieved significant growth, we believe we are well-positioned to serve an increasing portion of the population and the broader financial services ecosystem.
Creative Product Design
We believe archaic, cumbersome digital platforms reinforce legacy barriers to participation in the financial system. We put design at the center of our product with the goal of building long-term relationships with customers. We involve our talented product designers early and often throughout our product development process to create intuitive and elegant experiences that efficiently address our customers’ needs. Our customer-centric approach has made our platform easy to use, informative and familiar in look and feel for a generation of mobile-first customers. For example, to make our customer experience both delightful and informative, we seamlessly integrate information into our platform through Robinhood Learn and our newsfeed, which offers free news from trusted sources including Barron’s, Reuters and The Wall Street Journal.
Our products are designed mobile-first, allowing us to offer attractive investing, spending and saving experiences as more people shift their daily financial services activities to the palm of their hands. This simplicity and ease of use has made Robinhood the go-to mobile investing experience, and in 2020 we garnered over half of all new app downloads among mobile investing and trading platforms in the United States (a group comprised of us, Etrade, Fidelity Investments, IBKR, M1 Finance, Schwab, TD Ameritrade, Thinkorswim, Vanguard and Webull) according to mobile data and analytics provider App Annie.
Category-Defining Brand
We believe Robinhood today is a symbol of retail investing and finance in America. By taking a fresh, people-centric approach and creating a delightful, engaging customer experience, we believe we have built a trusted, category-defining brand that has made investing socially relevant for the next generation.
The relationship we have built with our customers has led many to want to talk about Robinhood and share their experience with their friends and family. From Robinhood’s inception, a vast majority of our growth has come directly from customers joining our platform organically or through the Robinhood Referral Program. This virality of Robinhood has continued—and even accelerated—since other major brokerages adopted our commission-free model beginning in October 2019. In 2020 and in the three months ended June 30, 2021, over 80% of new Funded Accounts joined our platform organically or through the Robinhood Referral Program. The excitement around Robinhood demonstrates how our innovative approach to financial products has built deep, loyal customer relationships and positioned us well to continue attracting new people to our platform, and sharing new product experiences with our customers.
Financial Services at Internet Scale
Our people-centric approach has driven customer enthusiasm and engagement, resulting in rapid adoption of our products. We designed our platform to provide our customers with relevant, accessible information when they need it most. Being an investor involves following a regular cycle of events—news releases, earnings announcements, transaction executions—that creates a regular cadence of content and information.
We use our platform, from push notifications to widgets, to provide seamless customized updates to our customers. This engenders trust, creates enduring long-term relationships and has resonated with our customers. During 2020, among our customers who visited our app in a given day, they did so nearly seven times a day on average and engaged with us for a variety of reasons—to read the news, check their watch lists, manage their cash balances, make investments and monitor their portfolios. That figure is approximately two to four times higher than other leading FinTech companies during the same time period. We have sustained this level of engagement at scale, with 22.5 million Net Cumulative Funded Accounts as of June 30, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for a definition of “MAUs.”
Vertically Integrated Platform
We design our own products and services and deliver them through a single, app-based platform supported by proprietary technology that has been cloud-based from the start. Our subsidiary, RHF, is a licensed introducing broker-dealer, and our other broker-dealer subsidiary, RHS, is a licensed clearing broker-dealer. Our digitally-native technology stack also gives us control over our product development from end-to-end, enabling faster development times, better customer experiences, stronger unit economics, greater flexibility and a robust and dynamic risk management framework. Our vertically integrated platform has enabled us to rapidly introduce new products and services such as cryptocurrency trading, dividend reinvestment, fractional shares, recurring investments and IPO Access, while also supporting our ability to quickly scale, including onboarding millions of new customers during 2020 and the first half of 2021.
Innovative and Compelling Business Model
We shattered paradigms of traditional financial services by building mobile-first products and services that our customers love to use, with no commission fees or account minimums, resulting in rapid growth and strong unit economics. Our strong brand and platform accessibility has created a network that has enabled us to onboard millions of customers with minimal marketing. For the monthly cohorts in the year ended December 31, 2019, our average revenue payback period was approximately 13 months, and for the monthly cohorts in the year ended December 31, 2020, our average revenue payback period improved to less than five months. Over time, our customers deepen their engagement and relationship with our platform, and our ability to grow with them results in attractive cohort economics, including a nearly three-fold increase in average revenues per user in the first 24 months for both our 2017 and 2018 annual cohorts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for definitions of “revenue payback period,” “cohort” and “Average Revenues Per User.”
Founder-Led, Passionate and Experienced Team
Robinhood was founded in 2013 by Vladimir Tenev and Baiju Bhatt. Our founders deeply believe that everyone should have access to the financial system. To execute on this mission, we have assembled a world-class executive leadership team that includes Chief Operating Officer Gretchen Howard, previously a Partner at CapitalG, Chief Financial Officer Jason Warnick, who was most recently VP of Finance and Chief of Staff to the Chief Financial Officer at Amazon, Chief Marketing and Communications Officer Christina Smedley, previously a VP of Marketing at Facebook, Chief Legal Officer Daniel Gallagher, previously Chief Legal Officer at Mylan N.V. and SEC Commissioner from 2011 to 2015, and Chief Product Officer, Aparna Chennapragada, who was previously a Vice President and General Manager at Google. See “Management” for more information on our executive leadership team.
Our Growth Strategies
We aim to serve our customers with existing product offerings, grow with our customers over time as they build their wealth and create new and innovative products that are relevant to new and existing customers. By doing so, we believe we will be able to continue to rapidly scale our customer base and maintain our market-leading customer engagement.
Key elements of our growth strategy include:
•Continuing to Add New Customers to Our Platform. We believe there remains a significant opportunity for us to continue growing our customer base as we attract new investors to financial markets. Historically, the majority of our customers have joined organically or through the Robinhood Referral Program, and we expect that planned increases in marketing in the future will drive higher brand awareness that can further accelerate our growth.
•Growing with Our Customers. Many of our customers are just beginning their financial journeys. As our customers grow their wealth, we believe they will continue to expand their relationship with our platform, providing an increased opportunity to meet their growing financial needs.
•Continuing Product and Technology Innovation. We intend to continue to invest in our platform through four key areas: product innovation, educational content, technology and infrastructure improvements and customer support.
•Expanding Internationally. We believe there is a significant opportunity for Robinhood to grow internationally. Over time, we intend to pursue a disciplined approach to international expansion, including into Europe and Asia.
We are committed to maintaining strong relationships with our loyal customer base and earning our customers’ trust when they choose our platform on their financial journeys. Our brand has faced challenges in recent years, including as a result of, among other things, the March 2020 Outages, the April-May 2021 Outages, the Early 2021 Trading Restrictions, the complexity of our options trading offerings and related concerns about limited customer support and controversial customer communications and displays. We take these concerns seriously and have prioritized developing responsive solutions, such as by reinforcing our platform infrastructure, raising additional capital to cushion ourselves against the potential for future increased collateral requirements and related market stress, expanding our investor education resources, adding additional eligibility criteria for our options authorization, tripling the number of customer support professionals we employ, introducing phone-based voice customer support and redesigning certain customer display features. We are determined to continually evolve to better serve our expanding customer base. See “Risk Factors—Risks Related to Our Business,” “Risk Factors—Risks Related to Regulation and Litigation” and “Business—Legal Proceedings” for more information about these challenges, including the March 2020 Outages, the April-May 2021 Outages, and the Early 2021 Trading Restrictions.
Our Values, Commitments and Responsibilities

At Robinhood, our values are in service of our customers. The following values describe the company that we aspire to become.
•Safety First. Robinhood is a safety-first company.
•Participation Is Power. At Robinhood, the rich don’t get a better deal.
•Radical Customer Focus. We exist to make our customers happy.
•First-Principles Thinking. We make bold bets and challenge the status quo.
We understand that millions of our customers are using Robinhood to enter the financial markets for the first time, and we take our responsibility to them seriously. We pursue strong, close working relationships with our regulators, and we believe the goals of our regulators and customers are aligned. We are passionate about operating Robinhood in a way that aligns with customer interests, applicable regulations, and with our own mission to democratize finance for all.
Our commitments to our customers include:
•No Commission Fees. We believe that everyone should have equal access to financial markets. We pioneered commission-free stock trading with no account minimums.
•Quality Execution. We perform regular and rigorous reviews of the execution quality our customers receive from our securities market makers, including the execution price, speed and price improvement.
•High Security Standards. We are committed to keeping our customers’ accounts safe. We offer security tools and a promise to reimburse direct losses that happen due to unauthorized activity that is not the fault of our customer.
•Extra Protection. RHF and RHS are members of Securities Investor Protection Corporation (“SIPC”) and we provide our brokerage customers with additional “excess of SIPC” coverage. In addition, our Cash Management product places customer cash with FDIC-insured banks.
•Dedicated Support. We aim to respond to our customers as quickly as possible to resolve issues swiftly and will continue to invest in expanding our customer support functions.
•Transparency. We aim to operate a transparent business model. We currently dedicate a portion of our website to describing how we make money and we will continue to keep our customers informed about how we generate revenue.
Our Initial Public Offering
On August 2, 2021 (the “IPO Closing Date”), we closed our initial public offering (“IPO”) of 55,000,000 shares of Class A common stock (of which 2,625,000 shares were offered by certain selling stockholders for which we did not receive any proceeds) and received approximately $1.9 billion in proceeds, net of underwriting discounts, commissions and offering expenses of approximately $83.8 million.
Summary of Risk Factors
You should consider carefully the risks described under the “Risk Factors” section beginning on page 24 and elsewhere in this prospectus. These risks could materially and adversely affect our business, financial condition, results of operations and prospects, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment. These risks include, but are not limited to, that:
•We have a limited operating history, which makes it difficult to evaluate our business and prospects and increases the risks associated with an investment in our Class A common stock.
•We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our financial performance may suffer and our brand and company culture may be harmed.
•We might not continue to grow on pace with historical rates.
•Our results of operations and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.
•We have incurred operating losses in the past and may not maintain profitability in the future.
•Because a majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity.
•We may require additional capital to satisfy our liquidity needs and support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, may result in stockholder dilution, or may be delayed or prohibited by applicable regulations.
•If we do not maintain the capital levels required by regulators and self-regulatory organizations (“SROs”), including the SEC and the Financial Industry Regulatory Authority (“FINRA”), or do not satisfy the cash deposit and collateral requirements imposed by certain other SROs such as the Depository Trust Company (the “DTC”), National Securities Clearing Corporation (the “NSCC”) and the Options Clearing Corporation (the “OCC”), our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions, which could harm our business, financial condition, operating results, cash flows and prospects. In a worst-case scenario, failure to maintain these requirements could lead to our broker-dealer business being liquidated or wound down.
•Our clearing operations expose us to liability for errors in clearing functions.
•Harm to our brand and reputation could adversely affect our business.
•Our business and reputation may be harmed by changes in business, economic or political conditions that impact global financial markets, or by a systemic market event.
•Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.
•Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations; changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.
•We have been subject to regulatory investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

•We are involved in numerous litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations.
•We operate in highly competitive markets, and many of our competitors have greater resources than we do and may have products and services that may be more appealing than ours to our current or potential customers.
•If we fail to retain existing customers or attract new customers, or if our customers decrease their use of our products and services, our growth could be slower than we expect and our business may be harmed.
•Our introduction of new products and services, or changes to existing products and services, could fail to attract or retain customers or generate growth and revenue.
•If we do not keep pace with industry and technological changes and continue to provide new and innovative products and services, our business may become less competitive and our business may be adversely impacted.
•Our platform has been, and may in the future be, subject to interruption and instability due to operational and technological failures, whether internal or external.
•We rely on third parties to perform certain key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.
•Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our customers or third-party service providers.
•We collect, store, share, disclose, transfer, use and otherwise process customer information and other data, including personal data, and an actual or perceived failure by us or our third-party service providers to protect such information and data or respect customers' privacy could damage our reputation and brand, negatively affect our ability to retain customers and harm our business, financial condition, operating results, cash flows and prospects.
•Our compliance and risk management policies and procedures as a regulated financial services company may not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk.
•The prices of cryptocurrencies are extremely volatile. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of RHC’s business, financial condition and results of operations.
•Our failure to properly handle cash, securities and cryptocurrencies held on behalf of customers could harm our business and reputation.
•Substantial future sales of shares of our Class A common stock in the public market could cause the trading price of our Class A common stock to fall.
•The multi-class structure of our common stock will have the effect, prior to the Final Conversion Date (as defined in “Description of Capital Stock”), of concentrating voting power with our founders and certain of their related entities, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our Charter and our Bylaws (each, as defined in “—The Offering”) and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. In addition, future issuances of our Class C common stock, if any, could prolong the duration of our founders’ voting control.
Corporate Information
We were incorporated in the State of Delaware on November 22, 2013. Our principal executive offices are located at 85 Willow Road in Menlo Park, California 94025, and our telephone number at that address is (844) 428-5411. Our website address is www.robinhood.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider it to be part of this prospectus.
“Robinhood Markets, Inc.,” our logo, and other trademarks or trade names of Robinhood appearing in this prospectus are our property. This prospectus also contains trademarks and trade names of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.
Organizational Structure
The following organizational chart depicts our principal operating subsidiaries:

Robinhood Markets, Inc. (“RHM”)
(Delaware Corporation)
100%
Robinhood Financial LLC (“RHF”)
(Delaware LLC)[1]
Robinhood Securities, LLC (“RHS”)
(Delaware LLC)[2]
Robinhood Crypto, LLC (“RHC”)
(Delaware LLC)[3]

1. RHF is a licensed introducing broker-dealer that engages primarily in the facilitation of trading of stocks, ETFs and options.
2. RHS is a licensed clearing broker-dealer that currently carries customer accounts exclusively for RHF.
3. RHC engages primarily in the cryptocurrency business

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:
•presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•reduced disclosure about our executive compensation arrangements;
•exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments;
•exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and
•exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.
We may take advantage of these exemptions up until December 31, 2026 (the last day of the fiscal year following the fifth anniversary of our IPO) or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual gross revenue, we have more than $700.0 million in market value of our common stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. For more information, see “Risk Factors—General Risk Factors—We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by the selling stockholders	97,876,033 shares.

Voting Rights
Shares of our Class A common stock are entitled to one vote per share.
Shares of our Class B common stock are entitled to 10 votes per share.
Shares of our Class C common stock have no voting rights, except as otherwise required by law.
Holders of our Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation (the “Charter”). As of the IPO Closing Date, (i) Mr. Tenev, who is also our CEO, President and a director, and his related entities hold an economic interest in approximately 7.8% of our outstanding capital stock and Mr. Tenev holds approximately 26.2% of the voting power of our outstanding capital stock and (ii) Mr. Bhatt, who is also our Chief Creative Officer and a director, and his related entities holds an economic interest in approximately 7.8% of our outstanding capital stock and Mr. Bhatt holds approximately 39.0% of the voting power of our outstanding capital stock, in each case, assuming such founder exercises his Equity Exchange Rights (as defined below) with respect to the shares received by him upon settlement of his IPO-Vesting Time-Based RSUs and IPO-Vesting Market-Based RSUs, and which economic interest and voting power may increase over time upon the vesting and settlement of other equity awards held by such founder that were outstanding immediately prior to the effectiveness of our IPO.

If all such equity awards held by Mr. Tenev and Mr. Bhatt (including the IPO-Vesting Market-Based RSUs, but excluding the Market-Based RSUs subject to market-based vesting conditions that could only be satisfied following our IPO) were vested (based on the initial public offering price of our Class A common stock of $38.00 per share) and the Class A common stock received in settlement of such awards was exchanged for shares of Class B common stock pursuant to the Equity Exchange Rights, Mr. Tenev and Mr. Bhatt and their respective related entities would hold an economic interest in approximately 8.0% and 8.0%, respectively, of our outstanding capital stock, and Mr. Tenev and Mr. Bhatt would hold approximately 27.1% and 39.8%, respectively, of the voting power of our outstanding capital stock, in each case as of the IPO Closing Date. If all such equity awards held by Mr. Tenev and Mr. Bhatt (including all of the Market-Based RSUs) were vested (assuming all applicable market-based vesting conditions were satisfied) and the Class A common stock received in settlement of such awards was exchanged for shares of Class B common stock pursuant to the Equity Exchange Rights, Mr. Tenev and Mr. Bhatt and their respective related entities would hold approximately 9.8% and 9.3%, respectively, of our outstanding capital stock, and Mr. Tenev and Mr. Bhatt would hold approximately 32.6% and 43.1%, respectively, of the voting power of our outstanding capital stock, in each case as of the IPO Closing Date.

As a result, prior to the Final Conversion Date (as defined below), our founders will have the ability to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our Charter and our amended and restated bylaws (the “Bylaws”), which will be adopted immediately prior to the completion of this offering, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Use of proceeds	We are not selling any shares of our Class A common stock in this offering and we will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of the shares of our Class A common stock offered hereby.

Dividend policy	We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Risk factors
You should read the “Risk Factors” section beginning on page 24 and the other information included in this prospectus for a discussion of factors to consider before deciding to invest in shares of our Class A common stock.

Nasdaq Global Select Market symbol	“HOOD”
The number of shares of our Class A common stock outstanding is based on 720,023,594 shares of our Class A common stock, 130,155,246 shares of our Class B common stock and no shares of our Class C common stock, in each case outstanding as of the IPO Closing Date, and excludes:
•17,685,650 shares of our Class A common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of June 30, 2021, with a weighted-average exercise price of $2.22 per share;
•14,278,034 shares of our Class A common stock issuable upon exercise of warrants to purchase shares of our equity securities, $379.8 million aggregate maximum purchase amount of which was outstanding as of the IPO Closing Date, which have an exercise price of $26.60;
•48,321,149 shares of our Class A common stock subject to outstanding restricted stock units (“RSUs”) that are issuable upon satisfaction of time-based and liquidity-based vesting conditions (which liquidity-based conditions were satisfied in connection with our IPO) (“Time-Based RSUs”) as of June 30, 2021, but for which the time-based vesting condition was not satisfied as of June 30, 2021;
•23,629,376 shares of our Class A common stock subject to outstanding 2019 Market-Based RSUs (as defined below under “Executive Compensation—Narrative Description of Executive Compensation Arrangements—Market-Based RSUs”) that are issuable upon satisfaction of market-based vesting conditions and quarterly time-based vesting conditions, but for which such vesting conditions were not satisfied assuming the effectiveness of our IPO on June 30, 2021 either because (i) the market-based vesting condition was not satisfied in our IPO but may be satisfied in the future or (ii) the market-based vesting condition was satisfied in our IPO but the applicable quarterly time-based vesting condition was not satisfied as of June 30, 2021, based on the initial public offering price of our Class A common stock of $38.00 per share;
•35,520,000 shares of our Class A common stock subject to outstanding 2021 Market-Based RSUs (as defined below under “Executive Compensation—Narrative Description of Executive Compensation Arrangements—Market-Based RSUs”) that are issuable upon satisfaction of market-based vesting conditions (which market-based vesting conditions are based on the achievement of stock price goals following this offering), which were granted to our founders in May 2021, assuming achievement of all market-based vesting conditions; and
•shares of our Class A common stock reserved for future issuance under our 2021 Omnibus Incentive Plan (our “2021 Plan”), which became effective immediately prior to the IPO Effective Date, consisting of an initial share reserve equal to approximately (i) 11% of the number of shares of our common stock (of all classes) that would be outstanding immediately after the closing of our IPO plus (ii) (A) shares reserved but unissued (and not subject to any awards) under our 2020 Equity Incentive Plan (our “2020 Plan”) as of the effective date of our 2021 Plan and (B) any shares subject to stock options, RSUs and other equity-based awards granted under our 2020 Plan or Amended and Restated 2013 Stock Plan (our “2013 Plan”) that, on or after the effective date of our 2021 Plan, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or to satisfy tax withholding obligations or are forfeited to or repurchased by us due to failure to vest. After giving effect to the shares entering the pool on the date of the final prospectus relating to our IPO (the “IPO Effective Date”) under clause (ii)(B) above in connection with the net settlement of RSUs granted under our 2020 Plan or 2013 Plan, the aggregate number of shares reserved for issuance under our 2021 Plan is equal to approximately 14% of the number of shares of our common stock (of all classes) that will be outstanding immediately after the closing of our IPO, subject to automatic annual increases in accordance with our 2021 Plan as described under “Executive Compensation—Employee Benefits and Stock Plans—2021 Omnibus Incentive Plan”; and:
•shares of our Class A common stock reserved for future issuance under our 2021 Employee Share Purchase Plan (our “ESPP”), which became effective immediately prior to the IPO Effective Date, as described under “Executive Compensation—Employee Benefits and Stock Plans—2021 Employee Share Purchase Plan.”
Except as otherwise noted, all information in this prospectus assumes and reflects the following:
•no exercise of outstanding options or warrants or settlement of outstanding RSUs following the IPO Closing Date; and
•no exercise by the underwriters of our IPO (the “IPO Underwriters”) of their option to purchase an additional 5,500,000 shares of Class A common stock from us, which option was exercised with respect to 4,354,194 shares of Class A common stock as of August 31, 2021.
For more information about our convertible notes and warrants, see “Certain Relationships and Related Person Transactions—Convertible Note and Warrant Financings.” For more information about our 2019 Market-Based RSUs and 2021 Market-Based RSUs (together, the “Market-Based RSUs”), see “Executive Compensation—Narrative Description of Executive Compensation Arrangements—Market-Based RSUs.”
Pursuant to certain equity exchange agreements entered into between us and each of our founders in connection with our IPO, each of our founders has a right (but not an obligation) to require us to exchange, for shares of Class B common stock, any shares of Class A common stock received by him upon the vesting and settlement of RSUs related to shares of Class A common stock (the “Equity Exchange Rights”). The Equity Exchange Rights apply only to equity awards granted to our founders prior to August 2, 2021, the date of the effectiveness of our Charter. As of the IPO Closing Date, there were 1,815,016 shares of our Class A common stock subject to outstanding Time-Based RSUs and 59,149,376 shares of our Class A common stock subject to outstanding Market-Based RSUs, in each case held by our founders and that may be exchanged, upon vesting and settlement, for an equivalent number of shares of our Class B common stock pursuant to the Equity Exchange Rights. Additionally, as of the IPO Closing Date, there were approximately 1,547,354 shares of outstanding Class A common stock held by our founders that may be exchanged for an equivalent number of shares of our Class B common stock pursuant to the Equity Exchange Rights.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present summary historical consolidated financial and operating data for our business as of the dates and for the periods indicated. The summary consolidated statements of operations data presented below for the fiscal years ended December 31, 2019 and December 31, 2020 and the summary consolidated balance sheet data as of December 31, 2020 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. The summary consolidated statements of operations data presented below for the six months ended June 30, 2020 and June 30, 2021 and the summary consolidated balance sheet data as of June, 2021 have been derived from our unaudited condensed consolidated financial statements appearing at the end of this prospectus. Results for any interim period are not necessarily indicative of the results that may be expected for the full fiscal year or any future period.
The summary consolidated historical financial and operating data is not necessarily indicative of the results to be expected in any future period. You should read the following summary historical financial and operating data in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing at the end of this prospectus. The summary consolidated financial and other data in this section are not intended to replace, and are qualified in their entirety by, our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except share and per share data)	2019	2020	2020	2021
Consolidated Statements of Operations Data:
Revenues:
Transaction-based revenues	$170,831	$720,133	$283,044	$871,606
Net interest revenues	70,639	177,437	64,014	130,206
Other revenues	36,063	61,263	24,703	85,695
Total net revenues	277,533	958,833	371,761	1,087,507
Operating Expenses:
Brokerage and transaction	45,459	111,083	49,016	78,816
Technology and development	94,932	215,630	78,176	273,205
Operations	33,869	137,905	52,277	167,629
Marketing	124,699	185,741	113,432	196,407
General and administrative	85,504	294,694	73,287	248,460
Total operating expenses	384,463	945,053	366,188	964,517
Change in fair value of convertible notes and warrant liability	—	—	—	2,020,321
Other expense (income), net	657	(50)	43	(149)
Income (loss) before income tax	(107,587)	13,830	5,530	(1,897,182)
Provision for (benefit from) income taxes	(1,018)	6,381	448	49,286
Net income (loss)	$(106,569)	$7,449	$5,082	$(1,946,468)
Net income (loss) per share attributable to common stockholders:
Basic	$(0.48)	$0.01	$0.01	$(8.41)
Diluted	$(0.48)	$0.01	$0.01	$(8.41)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	221,664,610	225,748,355	224,953,736	231,459,227
Diluted	221,664,610	244,997,388	244,539,192	231,459,227

As of June 30, 2021
(in thousands)
Condensed Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$5,077,752
Cash and securities segregated under federal and other regulations	5,374,594
Receivables from users, net	5,423,643
Working capital(1)	5,660,611
Total assets	18,088,582
Payables to users	7,768,181
Revolving credit facilities	—
Convertible notes(2)	5,189,783
Warrant liability(3)	382,513
Total liabilities	17,893,607
Redeemable convertible preferred stock	2,179,739
Total stockholders’ (deficit) equity	$(1,984,764)
________________
(1)Working capital is defined as current assets less current liabilities.
(2)In February 2021, we issued two tranches of convertible notes, consisting of $2,532.0 million aggregate principal amount of Tranche I convertible notes and $1,020.0 million aggregate principal amount of Tranche II convertible notes. Upon the closing of our IPO, the convertible notes automatically converted into shares of our Class A common stock at a conversion price of $26.60. For more information about our convertible notes and warrant financings, see “Certain Relationships and Related Person Transactions—Convertible Note and Warrant Financings” and Note 5 - “Fair Value of Financial Instruments" in our unaudited condensed consolidated financial statements.
(3)In connection with our February 2021 convertible note offering, we granted to each purchaser of the Tranche I convertible notes a warrant to purchase a number of shares of equity securities equal to 15% of the aggregate proceeds invested by such purchaser in the Tranche I convertible notes (i.e., $379.8 million in aggregate maximum purchase amount). Following our IPO and until the tenth anniversary of their issue date, outstanding warrants will be exercisable for shares of our Class A common stock at an exercise price equal to $26.60. For more information about our convertible notes and warrant financings, see “Certain Relationships and Related Person Transactions—Convertible Note and Warrant Financings.”
Key Performance Metrics
In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions:

	Year or Month Ended December 31,		Three Months or Month Ended June 30,
(in millions except for ARPU)	2019	2020	2020	2021
Net Cumulative Funded Accounts(1)	5.1	12.5	9.8	22.5
Monthly Active Users (MAU)(2)	4.3	11.7	10.2	21.3
Assets Under Custody (AUC)(3)	$14,135.6	$62,978.5	$33,421.5	$102,034.8
Average Revenues Per User (ARPU)(4)	$65.7	$108.9	$115.2	$111.7
________________
(1)Net Cumulative Funded Accounts. We define Net Cumulative Funded Accounts as the total of Net Funded Accounts from inception to a stated date or period end. “Net Funded Accounts” is the total number of Funded Accounts for a stated period, excluding “churned users” and including “resurrected users” as of the end of that period. A “Funded Account” is a Robinhood account into which the account user makes an initial deposit or money transfer, of any amount, during the relevant period, which account is designed to provide a customer with access to any and all of the products offered on our platform. Users are considered “churned” if their accounts were previously Funded Accounts and their account balance (which is measured as the fair value of assets in the user’s account less the amount due from the user) drops to or below zero dollars (which negative balances typically result from Fraudulent Deposit Transactions and, less often, from margin loans) for 45 consecutive calendar days. Users are considered “resurrected” if they were considered churned users during and as of the end of the immediately preceding period, and had their account balance increase above zero (and are not considered churned users) in the current period. For more information about Fraudulent Deposit Transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of our Results of Operations—Operating Expenses—Operations.”
(2)Monthly Active Users (“MAU”). We define MAU as the number of Monthly Active Users during a specified calendar month. A “Monthly Active User” is a unique user who makes a debit card transaction, transitions between two different screens on a mobile device or loads a page in a web browser while logged into their account, at any point during the relevant month. A user need not satisfy these conditions on a monthly or recurring basis or have a Funded Account to be included in MAU. Figures in the table reflect MAU for the last month of each period presented. We utilize MAU to measure how many customers interact with our products and services during a given month. MAU does not measure the frequency or duration of the interaction, but we consider it a useful indicator for engagement. Additionally, MAUs are positively correlated with, but are not indicative of the performance of revenue and other key performance indicators.
(3)Assets Under Custody (“AUC”). We define AUC as the sum of the fair value of all equities, options, cryptocurrency and cash held by users in their accounts, net of customer margin balances, as of a stated date or period end on a trade date basis. The following table sets out the components of AUC by type of asset:

	Year Ended December 31,		Three Months or Month Ended June 30,
(in millions)	2019	2020	2020	2021
Equities	$11,721.8	$52,983.1	$26,394.8	$72,568.3
Options	244.6	2,117.0	930.7	2,384.2
Cryptocurrencies	414.7	3,527.0	780.8	22,693.3
Cash held by users	2,413.8	7,947.3	6,712.6	9,924.7
Less: customer margin balances	(659.3)	(3,595.9)	(1,397.4)	(5,535.7)
Assets Under Custody (AUC)	$14,135.6	$62,978.5	$33,421.5	$102,034.8
Net Deposits and net market gains drive the change in AUC in any given period. We define “Net Deposits” as all cash deposits received from customers net of reversals, customer cash withdrawals and other equity and cash amounts transferred out of our platform (including in connection with debit card transactions and account transfers out of our platform through the Automated Customer Account Transfer Service (“ACATS”)) for a stated period.

	Three Months Ended June 30,
(in millions)	2020	2021
Beginning balance	$19,220.1	$80,932.4
Net Deposits	8,812.0	9,951.7
Net market gains	5,389.4	11,150.7
Ending balance	$33,421.5	$102,034.8
(4)Average Revenues Per User (“ARPU”): We define ARPU as total revenue for a given period (or, in the case of ARPU for a given cohort, total revenue generated by that cohort during a given year or period) divided by the average of Net Cumulative Funded Accounts (or, in the case of ARPU for a given cohort, the Net Cumulative Funded Accounts included in that cohort) as of the last day of that period and as of the last day of the immediately preceding period. In the case of ARPU for a three-month period, this figure is multiplied by four to annualize the figure for comparability.
Non-GAAP Financial Measures
Adjusted EBITDA
We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to total net revenue, net income (loss) and other results under U.S. generally accepted accounting principles (“GAAP”), we utilize non-GAAP calculations of adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is defined as net income (loss), excluding (i) interest expense related to credit facilities, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization, (iv) share-based compensation expense, (v) change in fair value of convertible notes and warrant liability and (vi) certain legal and tax settlements, reserves and expenses.
The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2019	2020	2020	2021
Net income (loss)	$(106,569)	$7,449	$5,082	$(1,946,468)
Add:
Interest expenses related to credit facilities	991	4,882	3,059	8,067
Provision for (benefit from) income taxes	(1,018)	6,381	448	49,286
Depreciation and amortization	5,444	9,938	3,913	8,694
EBITDA (non-GAAP)	(101,152)	28,650	12,502	(1,880,421)
Share-based compensation	26,667	24,330	3,777	10,134
Change in fair value of convertible notes and warrant liability(1)	—	—	—	2,020,321
Certain legal and tax settlements, reserves and expenses(2)	—	101,600	—	54,910
Adjusted EBITDA (non-GAAP)	$(74,485)	$154,580	$16,279	$204,944
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(1)Change in fair value of convertible notes and warrant liability is the adjustment necessary to mark our convertible notes and warrants to fair market value. Please see Note 5 to our unaudited condensed consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Change in Fair Value of Convertible Notes and Warrant Liability” for more information.
(2)Certain legal and tax settlements, reserves and expenses for the year ended December 31, 2020 includes (i) the payment of $65 million made by RHF to the SEC in connection with the settlement we entered into with the SEC, on a neither admit nor deny basis, following the investigation by the SEC’s Division of Enforcement into RHF’s best execution and PFOF practices, as well as statements concerning its source of revenue, (ii) the charge of $26.6 million for potential resolution of certain FINRA matters, including the March 2020 Outages and options trading and related customer communications and displays (the “FINRA Matters”), and (iii) the charge of $10 million for potential resolution of a New York State Department of Financial Services (“NYDFS”) matter focused primarily on anti-money laundering and cybersecurity-related issues (the “NYDFS Matter”).
Certain legal and tax settlements, reserves and expenses for the six months ended June 30, 2021 includes additional charges of (i) $34.9 million in connection with the agreement RHF reached with FINRA to resolve, on an no admit, no deny basis, the FINRA Matters, and (ii) $20.0 million in connection with the NYDFS Matter described above. As of June 30, 2021 we have accrued a total of $61.5 million for the FINRA Matters, including a $57.0 million fine as well as $4.5 million of customer restitution to be paid. For more information about these matters, see Note 14 to our unaudited condensed consolidated financial statements.
See “—Key Performance Metrics” and “—Non-GAAP Financial Measures” under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

RISK FACTORS
Investing in our Class A common stock involves risks. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. Our business, financial condition, results of operations and prospects could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we currently see as immaterial may also adversely affect our business. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Business
We have a limited operating history, which makes it difficult to evaluate our business and prospects and increases the risks associated with an investment in our Class A common stock.
We began operations in 2013, publicly launched our first product in 2015, and have since continued to introduce new products and services to our platform, such as buying and selling of select cryptocurrencies in 2018, our cash management services (which we refer to as our “Cash Management” product) in 2019 and our fractional shares program in 2019. As a result, our business model has not been fully proven and we have limited financial data that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenue growth should not be considered indicative of our future performance. For example, our operating history has coincided with an eight-year period of general macroeconomic growth in the United States, particularly in U.S. equity markets, as well as growth in the financial services and technology industries in which we operate. We therefore have not experienced any prolonged downturn or slowdown in macroeconomic or industry growth or any significant downturn in U.S. equity markets and cannot assure that we will be able to respond effectively to any such downturn or slowdown in the future. We have also encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing and heavily regulated industries, including achieving market acceptance of our products and services, attracting and retaining customers, complying with laws and regulations that are subject to evolving interpretations and application and increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to maintain positive cash flows from operations or profitability in any given period, or at all.
We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our financial performance may suffer and our brand and company culture may be harmed.
We have expanded our operations rapidly and have limited operating experience at our current size and scale. Between December 31, 2018 and June 30, 2021, our employee headcount increased from 289 to approximately 2,800, and we expect rapid headcount growth to continue for the foreseeable future. Further, our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training and managing a dispersed and growing employee base. Competition for skilled personnel in our industry is intense, especially in the San Francisco Bay Area, where our headquarters is located and where we have a substantial presence and need for highly skilled personnel, and if we are unable to recruit and retain enough suitable personnel to support our growth as we seek to expand our operations, we may be unable to successfully expand or maintain our operations or achieve our corporate objectives.
We believe that a critical component of our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, including geographically expanding our presence, expanding through acquisitions of other businesses or talent and through developing our infrastructure, we will need to maintain our corporate culture among a larger number of employees dispersed in various geographic regions. Failure to scale and preserve our company culture as we grow could also harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. The ongoing effects of the COVID-19 pandemic, including our transition to having a more dispersed, remote-working employee base, may exacerbate these challenges. Any failure to preserve our culture could negatively affect our future success, including our ability to retain, integrate and recruit personnel and to effectively focus on and pursue our corporate objectives.
Our growth strategy contemplates significant expenditures for marketing, investing in customer support, expansion into new countries and markets, enhancements to our current offerings and development of new products and services, and we cannot guarantee that we will be successful in these efforts. In addition, our business is highly dependent on our technology platform, and we also rely on certain third-party service providers and computer systems. Any failure to maintain or upgrade our technology or network infrastructure effectively to support our growth, particularly as our customer base grows and we experience any corresponding surges in trading volume, or any interruption in the third-party services or deterioration in the quality of their service or performance, could result in unanticipated system disruptions, platform outages or other performance problems which have in the past and may in the future result in degraded service, or partial or full service outages on our platforms, costly litigation, regulatory and U.S. Congressional inquiries, examinations and investigations, customer dissatisfaction, arbitration and complaints and reputational harm and may have an adverse effect on our business. For example, we experienced (i) a service outage on our stock trading platform from March 2-3, 2020 caused by stress placed on our infrastructure due to highly volatile and historic market conditions, record trading volume and record account sign-ups and another service outage on March 9, 2020 (the “March 2020 Outages”) and (ii) partial service outages and degraded service on our cryptocurrency platform in mid-April and early May 2021, caused by a surging demand for cryptocurrency trading (the “April-May 2021 Outages”). See “Risks Related to Our Platform, Systems and Technology—Our platform has been, and may in the future be, subject to interruption and instability due to operational and technological failures, whether internal or external.” and “Risks Related to Our Platform, Systems and Technology—We rely on third parties to perform certain key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.” In addition, our customer service team has historically experienced, from time to time, and continues to experience backlogs responding to customer support requests, including in connection with the April-May 2021 Outages, and reviewing new account applications, due to significant spikes in volumes. Further, any growth must be accomplished in a manner that is consistent with regulatory requirements that apply to our business. If we do not adapt to meet these evolving challenges and requirements, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, we may face regulatory obstacles, including adverse enforcement actions, other regulatory restrictions or limitations or failure to obtain regulatory approvals required for certain types of growth, and our company culture may be harmed. We may also experience difficulties in providing adequate customer support to our growing customer base. Failure to improve, maintain or increase customer support now or in the future may inhibit our growth.
Because we have limited experience operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market for our products and services, substantial uncertainty concerning how these markets may develop, the complex regulatory regimes applicable to different aspects of our business and other factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue and to predict the risks and challenges we may encounter. Failure to manage our future growth effectively could have an adverse effect on our business, financial condition and results of operations.
We might not continue to grow on pace with historical rates.
We have grown rapidly over the last few years, and therefore our recent revenue growth rate and financial performance should not be considered indicative of our future performance. In particular, since March 2020, we have experienced a significant increase in revenue, MAU, AUC and Net Cumulative Funded Accounts. For example, for the years ended 2019 and 2020, our revenue was $277.5 million and $958.8 million, respectively, representing annual growth of 245%. In addition, for the three months ended June 30, 2021, during which we experienced high trading volume and account sign-ups as well as high market volatility, particularly in certain market sectors, our revenue was $565.3 million, as compared to $244.2 million for the three months ended June 30, 2020, and, on June 30, 2021, we had Net Cumulative Funded Accounts of 22.5 million, as compared to 9.8 million on June 30, 2020, representing growth of 131% and 130%, respectively. The circumstances that have accelerated the growth of our business may not continue in the future, and we expect the growth rates in revenue, MAU, AUC and Net Cumulative Funded Accounts to decline in future periods, and such declines could be significant. It is also possible that revenue, MAU, AUC and Net Cumulative Funded Accounts might fail to grow at all, and might decline. You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. Our revenue growth rate is likely to decline in future periods as the size of our business grows and as we achieve higher market adoption rates. We may also experience declines in our revenue growth rate as a result of a number of factors, including slowing demand for our platform, insufficient growth in the number of customers that utilize our platform, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth, an insufficient number of market makers or the unwillingness or inability of our existing market makers to execute our customers’ trade orders as order volumes increase, increasing regulatory costs, increasing capital requirements imposed by regulators and SROs, as well as cash deposit and collateral requirements under the rules of the DTC, NSCC and OCC, economic conditions that reduce financial activity and the maturation of our business, among others. If our revenue growth rate declines, investors’ perceptions of our business and the trading price of our Class A common stock could be adversely affected. For more information about MAU, AUC and Net Cumulative Funded Accounts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics.”
Our results of operations and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.
Our results of operations are heavily reliant on the level of trading activity on our platform and net deposits. In the past, our results of operations and other operating metrics have fluctuated from quarter to quarter, including due to movements and trends in the underlying markets, changes in general economic conditions and fluctuations in trading levels, each of which is outside our control and will continue to be outside of our control. Additionally, our limited operating history makes it difficult to forecast our future results. As a result, period-to-period comparisons of our results of operations may not be meaningful, and our past results of operations should not be relied on as indicators of future performance. Further, we are subject to additional risks and uncertainties that are frequently encountered by companies in rapidly evolving markets. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, which could include:
•the continued market acceptance of our products and services;
•our ability to retain existing customers and attract new customers;

•our continued development and improvement of our products and services, including our intellectual property, proprietary technology and customer support functions;
•the timing and success of new product and service introductions by us or our competitors, or other changes in the competitive landscape of our market;
•increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
•the timing and amount of non-cash expenses, such as stock-based compensation and asset impairment;
•the success of our expansion into new markets, products and services, such as cryptocurrency trading, fractional shares trading or our Cash Management product;
•decreased trading in global markets or decreased demand for financial services products generally;
•continued growth in the adoption and use of cryptocurrencies and the public perception thereof;
•system disruptions, outages and other performance problems or interruptions on our platform, or breaches of security or privacy;
•disputes with our customers, adverse litigation and regulatory judgments, enforcement actions, settlements or other related costs and the public perception thereof;
•fraudulent, unlawful or otherwise inappropriate customer behavior, such as when customers initiate deposits into their accounts, make trades on our platform using a short-term extension of credit from us, and then repatriate or reverse the deposits, resulting in a loss to us of the credited amount (which we refer to as “Fraudulent Deposit Transactions”) as well as chargebacks for unauthorized debit card transactions;
•changes in the legislative or regulatory environment, scope or focus of regulatory investigations and inquiries, or interpretations of regulatory requirements;
•our development of any unique features or services that may be the subject of regulatory criticism or form the basis for regulatory enforcement action, including regulatory actions to prohibit certain practices or features;
•the overall tax rate for our business, which may be affected by any changes to our valuation allowance, domestic deferred tax assets, and the effects of changes in our business;
•changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;
•changes in accounting standards, policies, guidance, interpretations or principles;
•changes in requirements imposed on us by regulators or by our counterparties, including net capital requirements imposed by the SEC and FINRA and cash deposit and collateral requirements imposed by the DTC, NSCC and OCC;
•volatility in the overall market which could, among other things, impact demand for our services, the magnitude of our cash deposit and collateral requirements and our growth strategy and business more generally; and

•general economic conditions in either domestic or international markets, including the impact of the ongoing COVID-19 pandemic.
Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.
We have incurred operating losses in the past and may not maintain profitability in the future.
We incurred operating losses each year since our inception in 2013 through 2019, including net losses of $6.1 million, $57.5 million and $106.6 million for fiscal 2017, 2018 and 2019, respectively. We expect our operating expenses to continue to increase in the future as we increase our sales and marketing efforts, continue to invest in research and development, further develop our products and services, improve and expand our customer support functions and expand into new geographies. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue by an amount sufficient to offset our increased operating expenses or to become profitable. Our revenue growth may slow or our revenue may decline for a number of other reasons, which could include slowing demand for our platform, insufficient growth in the number of customers that utilize our platform, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth, an insufficient number of market makers or the unwillingness or inability of our existing market makers to execute our customers’ trade orders as order volumes increase, increasing regulatory costs, increasing capital requirements imposed by regulators and SROs, as well as cash deposit and collateral requirements under the rules of the DTC, NSCC and OCC, economic conditions that reduce financial activity and the maturation of our business, among others. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected. If we are unable to generate adequate revenue growth and offset our operating expenses, we may continue to incur significant losses and may not be able to maintain profitability in the future.
Because a majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity.
A majority of our revenue is transaction-based, in that we receive consideration in exchange for routing our users’ equity, option and cryptocurrency trade orders to market makers for execution. With respect to equities and options trading, such fees are known as PFOF. With respect to cryptocurrency trading, we receive “Transaction Rebates.” In the case of equities, the fees we receive are typically based on the size of the publicly quoted bid-ask spread for the security being traded; that is, we receive a fixed percentage of the difference between the publicly quoted bid and ask at the time the trade is executed. For options, our fee is on a per contract basis based on the underlying security. In the case of cryptocurrencies, our rebate is a fixed percentage of the notional order value. Within each asset class, whether equities, options or cryptocurrencies, the transaction-based revenue we earn is calculated in an identical manner among all participating market makers. We route equity and option orders in priority to participating market makers that we believe are most likely to give our customers the best execution, based on historical performance (according to order price, trading symbol, availability of the market maker and, if statistically significant, order size), and, in the case of options, the likelihood of the order being filled is a factor as well. For cryptocurrency orders, we route to market makers based on price and availability of the market maker.
For the year ended December 31, 2020, revenue derived from PFOF and Transaction Rebates represented 75% of our total revenues, and for the three months ended June 30, 2021, represented 79% of our total revenues. Computer-generated buy/sell programs and other technological advances and regulatory changes in the marketplace may continue to tighten spreads on transactions, which could lead to a decrease in our PFOF earned from market makers. Our transaction-based revenue could also be harmed by decreased levels of trading generally.
Risks Related to our Business Relationships with Market Makers
Our PFOF and Transaction Rebate arrangements with market makers are a matter of practice and business understanding and not documented under binding contracts. For the three months ended June 30, 2021, 72% of our total revenues came from five market makers. If any of these market makers, or any other market makers with whom we do business, were unwilling to continue to receive orders from us or to pay us for those orders (including, for example, as a result of unusually high volatility), we may have little to no recourse and, if there are no other market makers that are willing to receive such orders from us or to pay us for such orders, or if we are unable to find replacement market-makers in a timely manner, our transaction-based revenue would be impacted negatively. This risk is particularly heightened for RHC as there are very few market makers that are currently able to execute cryptocurrency trades. Furthermore, if market makers decide to alter our fee structure, our transaction-based revenue could be impacted negatively. Any decrease in transaction-based revenue from market makers could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Regulation of PFOF
PFOF practices have drawn heightened scrutiny from the U.S. Congress, the SEC, state regulators, and other regulatory and legislative authorities. For example, in November 2018, the SEC amended its rules relating to broker-dealer disclosure of order handling and routing to require that, among other things, such public disclosures must now describe additional detail regarding terms of PFOF arrangements and profit-sharing relationships that may influence a broker-dealer’s routing decision, including information about average rebates the broker received from, and fees the broker paid to, market makers. Additionally, our PFOF practices were the subject of a line of critical questioning during a February 18, 2021 U.S. Congressional hearing related to the Early 2021 Trading Restrictions (defined below under “—We may require additional capital to satisfy our liquidity needs and support business growth and objectives, and this capital might not be available to use on reasonable terms, if at all, may result in stockholder dilution, and may be delayed or prohibited by applicable regulations”), in which our Co-Founder and CEO, Vladimir Tenev, provided testimony. There is no guarantee that the SEC, other regulatory authorities or legislative bodies will not adopt additional regulation or legislation relating to PFOF practices as a result of such heightened scrutiny or otherwise, including regulation that could substantially limit or ban such practices, or pursue additional inquiries or investigations relating to PFOF practices. For example, in May 2019, the SEC’s Division of Enforcement commenced an investigation into our best execution and PFOF practices, alleging that we did not conduct a regular and rigorous review of our execution quality, resulting in certain customers experiencing lower execution quality, and that we made certain materially misleading statements regarding our sources of revenue, which may have misled customers about the extent of our PFOF practices. The investigation resulted in a settlement (in connection with which we neither admitted nor denied those allegations) and payment by our subsidiary, Robinhood Financial LLC (“RHF”), of a $65 million fine in December 2020 and a requirement to retain an independent consultant. Also in December 2020 and in January 2021, putative class actions were filed against us in federal district courts generally relating to the same factual allegations as the SEC matter that settled in December 2020, as described under “Risks Related to Regulation and Litigation—We have been subject to regulatory investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.” See “Business—Legal Proceedings.” Any new or heightened PFOF regulation may result in increased compliance costs and otherwise may materially decrease our transaction-based revenue, and may also make it more difficult for us to expand our platform in certain jurisdictions. Because certain of our competitors either do not engage in PFOF or derive a lower percentage of their revenues from PFOF than we do, any such heightened regulation or ban of PFOF could have an outsize impact on our results of operations. Additionally, if our customers or potential customers believe that they may get better execution quality

(including better price improvement) directly from stock exchanges or from our competitors that have different execution arrangements, or if they perceive our PFOF practices to create a conflict of interest between us and them, they may favor our competitors. Furthermore, depending on the nature of any new requirements, heightened regulation could also increase our risk of potential regulatory violations and civil litigation, which could result in fines or other penalties, as well as negative publicity, which could have an adverse effect on our business, financial condition and results of operations. For more information about the regulation of our PFOF practices, see “Business—Regulation—Best Execution.”
Risks Related to Negative Publicity Associated with PFOF or our Market Makers
Additionally, any negative publicity surrounding PFOF or Transaction Rebate practices generally, or our implementation of these practices, could harm our brand and reputation. For example, as a result of the Early 2021 Trading Restrictions, we faced allegations that our decision to temporarily prevent our customers from purchasing certain specified securities was influenced by our relationship with certain market makers. Furthermore, as registered broker-dealers, market makers must comply with rules and regulations that are generally intended to prohibit them from taking advantage of information they obtain while executing orders (e.g., through the prohibition on “front running”). Market makers also have a duty to seek "best execution" of customers’ equity and option orders we send to them. If the market makers we use to execute our customer’s equity and option trades were to violate such rules and regulations and use this data for their own benefit in violation of applicable rules and regulations, it could result in negative publicity for us by association.
If our customers begin to disfavor PFOF and Transaction Rebate practices generally or the specific market markers with whom we do business due to any negative media attention, they may have an adverse view of our business model and decide to limit or cease the use of our platform. Additionally, some customers may prefer to invest through our competitors that do not engage in PFOF or Transaction Rebate practices or engage in them differently than do we. Any such loss of customer engagement as a result of any negative publicity associated with PFOF and Transaction Rebate practices could have an adverse effect on our business, financial condition and results of operations.
As registered broker-dealers, RHS and RHF are subject to “best execution” requirements under SEC guidelines and FINRA rules. We could be penalized if RHS and RHF do not comply with these requirements and these requirements could be modified in the future in a way that could harm our business.
As registered broker-dealers, RHS and RHF are subject to “best execution” requirements under SEC guidelines and FINRA rules, which require RHF and RHS to obtain the best reasonably available terms for customer orders. In part, this requires broker-dealers to use reasonable diligence so that the price to the customer is as favorable as possible under prevailing market conditions, taking into account, among other things, the character of the market for the security, the size and type of the transaction, the number of markets checked, accessibility of quotations and the terms and conditions of the order as communicated by the broker-dealer’s customer. Although a broker-dealer is not required to examine every customer order individually for compliance with its duty of best execution, it must undertake regular and rigorous reviews of the quality of its customer order executions.
In May 2019, the SEC’s Division of Enforcement commenced an investigation into our best execution and PFOF practices, alleging that we did not conduct a regular and rigorous review of our execution quality, resulting in certain customers experiencing lower execution quality, and that we made certain materially misleading statements regarding our sources of revenue, which may have misled investors about the extent of our PFOF practices. The investigation resulted in a settlement (in connection with which we neither admitted nor denied those allegations) and payment by our subsidiary, RHF, of a $65 million fine in December 2020 and a requirement to retain an independent consultant. Additionally, in December 2019, FINRA brought a disciplinary action against RHF in connection with alleged noncompliance with best execution rules during the 2016 to 2017 timeframe, which resulted in a settlement and payment by RHF of a $1.25 million fine. We cannot guarantee that we will not face additional investigations or penalties in the future related to allegations about our best execution practices.
We also may be adversely affected in the future by regulatory changes related to our obligations with regard to best execution. In particular, PFOF practices and best execution requirements have drawn heightened scrutiny from the U.S. Congress, the SEC and other regulatory and legislative authorities, who have at times alleged that PFOF arrangements, like those we have with our market makers, can result in harm to customer execution quality. There is no guarantee that these bodies will not adopt additional regulation relating to PFOF practices and best execution requirements as a result of such heightened scrutiny or otherwise. Any such regulation could have a material impact on our business and our primary source of revenue. For additional information, see “Risks Related to Regulation and Litigation—Recent statements by lawmakers, regulators and other public officials have signaled an increased focus on new or additional regulations that could impact our business and require us to make significant changes to our business model and practices.”
Proposed legislation that would impose taxes on certain financial transactions could have a material adverse effect on our business, financial condition and results of operations.
Certain members of the U.S. Congress and individual state legislatures have proposed the imposition of new taxes on a broad range of financial transactions, including transactions that occur on our platform, such as the buying and selling of stocks, derivative transactions and cryptocurrencies. For example, the Wall Street Tax Act of 2021, H.R. 328, which was introduced into the U.S. Congress in January 2021, would impose a 0.1% excise tax on certain covered transactions. If enacted, such financial transaction taxes could increase the cost to customers of investing or trading on our platform and reduce or adversely affect U.S. market conditions and liquidity, general levels of interest in investing and the volume of trades and other transactions from which we derive transaction-based revenues. While it is difficult to assess the impact the proposed taxes could have on us, if a financial transaction tax is implemented in any jurisdiction in which we operate, our business, financial condition or results of operations could suffer a material adverse effect, and we could be impacted to a greater degree than other market participants.
We may require additional capital to satisfy our liquidity needs and support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, may result in stockholder dilution, or may be delayed or prohibited by applicable regulations.
Maintaining adequate liquidity is crucial to our securities brokerage and our money services business operations, including key functions such as transaction settlement, custody requirements and margin lending. We meet our liquidity needs primarily from working capital and cash generated by customer activity, as well as from external debt and equity financing. Increases in the number of customers, fluctuations in customer cash or deposit balances, as well as market conditions or changes in regulatory treatment of customer deposits, may affect our ability to meet our liquidity needs. Our broker-dealer subsidiaries, RHF and Robinhood Securities, LLC (“RHS”), are each subject to Rule 15c3-1 under the Exchange Act (the “Uniform Net Capital Rule”), which specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers, and RHS is subject to Rule 15c3-3 under the Exchange Act, which requires broker-dealers to maintain certain liquidity reserves. In addition, as a clearing and carrying broker-dealer, RHS is subject to cash deposit and collateral requirements under the rules of the DTC, NSCC and OCC, which may fluctuate significantly from time to time based upon the nature and volume of customers’ trading activity and volatility in the market or individual securities. Because stock trades generally settle at the clearinghouse two days after execution (a settlement cycle referred to as “T+2”), clearinghouses require RHS to deposit funds to ensure that RHS can meet its settlement obligations. These deposit requirements are designed to mitigate risk to the clearinghouse and its participants and can be large, especially if positions are concentrated in particular stocks, are predominantly in the same direction (i.e., predominantly buys or predominantly sells) or if the stock market is volatile. The funds deposited are RHS funds and, under SEC rules, customer funds are not available to be used to satisfy clearinghouse deposit requirements. If we fail to meet any such deposit requirements, our ability to settle trades through the clearinghouse may be suspended or we may be forced to restrict trading in certain stocks in order to limit clearinghouse deposit requirements. For example, from January 28 to February 5, 2021, due to increased deposit requirements imposed on RHS by NSCC in response to unprecedented market volatility, particularly in certain securities, we temporarily restricted or limited our customers from purchasing certain specified securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our trading platform (the “Early 2021 Trading Restrictions”). This resulted in negative media attention, customer dissatisfaction, litigation and regulatory and U.S. Congressional inquiries and investigations, capital raising by us in order to lift the trading restrictions while remaining in compliance with our net capital and deposit requirements and reputational harm. We cannot assure that similar events will not occur in the future. See “Business—Legal Proceedings—Early 2021 Trading Restrictions Matters” and “—Risks Related to Regulation and Litigation—We are involved in numerous litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations” for more information about the Early 2021 Trading Restrictions, and see “Business—Regulation—Brokerage Regulation and Regulatory Capital and Deposit Requirements” for more information about the regulation of our broker-dealer entities, as well as our net capital and deposit requirements.
A reduction in our liquidity position could reduce our customers’ confidence in us, which could result in the withdrawal of customer assets and loss of customers, or could cause us to fail to satisfy broker-dealer or other regulatory capital guidelines, which may result in immediate suspension of securities activities, regulatory prohibitions against certain business practices, increased regulatory inquiries and reporting requirements, increased costs, fines, penalties or other sanctions, including suspension or expulsion by the SEC, FINRA or other SROs or state regulators, and could ultimately lead to the liquidation of our broker-dealers or other regulated entities. Factors which may adversely affect our liquidity positions include temporary liquidity demands due to timing differences between brokerage transaction settlements and the availability of segregated cash balances, timing differences between cryptocurrency transaction settlements between us and our cryptocurrency market makers and between us and our cryptocurrency customers, fluctuations in cash held in customer accounts, a significant increase in our margin lending activities, increased regulatory capital requirements, changes in regulatory guidance or interpretations, other regulatory changes or a loss of market or customer confidence resulting in unanticipated withdrawals of customer assets. See “—Risks Related to Our Brokerage Products and Services—Any inability to maintain adequate banking relationships with respect to our Cash Management product may adversely affect our business.” for more information.
In addition to requiring liquidity for our securities brokerage business, cryptocurrency business and our other regulated businesses, we may also require additional capital to continue to support the growth of our business and respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services and operating infrastructure, and acquire and invest in complementary businesses and technologies.
When available cash is not sufficient for our liquidity and growth needs, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all, and our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new shares we issue in connection therewith could have rights, preferences and privileges superior to those of our current stockholders. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue future business opportunities.
Our clearing operations expose us to liability for errors in clearing functions.
Our broker-dealer subsidiary, RHS, provides clearing and execution services, which include the confirmation, receipt, settlement and delivery functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession and control of customer securities and other assets and the clearance of customer securities transactions. Self-clearing securities firms are subject to substantially more regulatory control and examination than introducing brokers that rely on others to perform clearing functions. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of customers, could lead to (i) civil penalties, as well as losses and liability as a result of related lawsuits brought by customers and others and any out-of-pocket costs associated with remediating customers for any losses incurred in connection therewith, and (ii) the risk of fines or other regulatory actions by regulators.
Harm to our brand and reputation could adversely affect our business.
Our brand and our reputation are two of our most important assets. Our reputation, brand and ability to build trust with existing and new customers may be adversely affected by complaints and negative publicity about us, our platform and customers that utilize our platform or our competitors’ platforms, even if factually incorrect or based on isolated incidents. Our ability to attract and retain customers is highly dependent upon external perceptions of our company, and damage to our brand and reputation may be caused by:
•actual or perceived system disruptions, outages, interruptions or other performance problems of our platform or similar incidents, cybersecurity attacks, privacy or data security breaches, or other security incidents, payment disruptions or other incidents that impact the reliability of our platform;
•complaints or negative publicity about us, our platform, our management team, our other employees or contractors, our customers or third-party service providers;
•actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors, our customers or third-party service providers;
•litigation involving, or regulatory actions or investigations into, our platform or our business, including litigation or arbitration and regulatory and U.S. Congressional inquiries related to the Early 2021 Trading Restrictions;
•a failure to comply with legal, tax and regulatory requirements;
•any perceived or actual weakness in our financial strength or liquidity;
•a failure by RHS to meet any capital requirements imposed by regulators and SROs, such as the SEC and FINRA, or any cash deposit and collateral requirements imposed by certain other SROs such as the DTC, NSCC and OCC, especially in the event of high volatility in market conditions or individual securities, unusually high trading volume or account sign-ups or a high concentration of net buying in a particular stock, which could lead to our temporarily restricting trading in stocks in order to limit clearinghouse deposit requirements (as in the case of the Early 2021 Trading Restrictions);
•any regulatory action that results in changes to, or prohibits us from offering, certain features or services;
•changes to our policies, features or services that customers or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;
•a failure to operate our business in a way that is consistent with our values and mission;
•inadequate or unsatisfactory customer support experiences, including as a result of our inability to successfully and timely improve, maintain or increase our customer support capabilities. For example, we do not currently provide general customer support by telephone, which may limit potential or existing customers’ access to support; we currently offer callback phone support

(which customers can request in-app) only for certain use cases, such as options trading, account security, selling issues and assistance with transfers and withdrawals;
•negative responses by customers or regulators to our business model;
•negative responses by customers or regulators to new features or services, or changes to existing features or services, on our platform;
•a failure to adapt to new or changing customer preferences;
•a sustained downturn in U.S. equity markets or in general economic conditions, which could cause our existing customers to incur losses and, as a result, affect our existing and potential new customers’ interest in our products and services; and
•any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.
These and other events that may harm our brand and reputation could diminish customer confidence in, and use of, our products and services and could have an adverse effect on our business, financial condition and results of operations. Such events could also cause our stockholders to sell or otherwise dispose of a significant number of shares of our Class A common stock, which may have a significant adverse effect on the trading price of our Class A common stock.
Our business and reputation may be harmed by changes in business, economic or political conditions that impact global financial markets, or by a systemic market event.
As a financial services company, our business, results of operations and reputation are directly affected by elements beyond our control, such as economic and political conditions, changes in the volatility in financial markets (including volatility as a result of the COVID-19 pandemic), significant increases in the volatility or trading volume of particular securities or cryptocurrencies, broad trends in business and finance, changes in volume of securities or cryptocurrencies trading generally, changes in the markets in which such transactions occur and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions remain uncertain. A prolonged weakness in equity markets, such as a slowdown causing reduction in trading volume in securities, derivatives or cryptocurrency markets, may result in reduced revenues and would have an adverse effect on our business, financial condition and results of operations. Significant downturns in the securities markets, cryptocurrencies or in general economic and political conditions may also cause individuals to be reluctant to make their own investment decisions and thus decrease the demand for our products and services and could also result in our customers reducing their engagement with our platform. Conversely, significant upturns in the securities markets, cryptocurrencies or in general economic and political conditions may cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause our future performance to be uncertain or unpredictable, and could have an adverse effect on our business, financial condition and results of operations.
In addition, some market participants could be overleveraged. In case of sudden, large price movements, such market participants may not be able to meet their obligations to their respective brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could suffer, and the impact of such an event could have an adverse effect on our business, financial condition and results of operations.
In addition, a prolonged weakness in the U.S. equity markets or in specific cryptocurrencies or equity securities or a general economic downturn could cause our customers to incur losses, which in turn could cause our brand and reputation to suffer. If our reputation is harmed, the willingness of our existing customers, and potential new customers, to do business with us could be negatively impacted, which would adversely affect our business, financial condition and results of operations.
We are also monitoring developments related to the decision by the U.K. to leave the European Union (“EU”) on January 31, 2020 (“Brexit”) following the end of the transition period on December 31, 2020. On December 24, 2020, the U.K. and the EU agreed to enter into the EU-U.K. Trade and Cooperation Agreement, which negotiated some of the key aspects of the U.K. and EU post-Brexit relationship. Brexit and the EU-U.K. Trade and Cooperation Agreement could have implications for our U.K. subsidiary and could lead to economic and legal uncertainty, including significant volatility in global stock markets and currency exchange rates, and increasingly divergent laws, regulations and licensing requirements for any operations we conduct or may conduct in the U.K. or EU in the future as the U.K. determines which EU laws to replace or replicate. Any of these effects of Brexit, among others, could adversely affect our operations and financial results.
The long-term impact of the COVID-19 pandemic on our business, financial condition and results of operations is uncertain.
Since the onset of the COVID-19 pandemic in March 2020, we have seen substantial growth in our customer base, retention, engagement and trading activity metrics, as well as continued gains and periodic all-time highs achieved by the equity markets generally. During this period, market volatility, stay-at-home orders and increased interest in investing and personal finance helped foster an environment that encouraged an unprecedented number of first-time retail investors to become Robinhood customers and begin trading on the Robinhood platform. It is uncertain whether these trends and behavioral shifts will continue as reopening measures continue, and we may not be able to maintain the customer base we gained, or the rate of growth in our customer base that we experienced, throughout the COVID-19 pandemic. Additionally, to the extent that government stimulus measures enacted in response to the pandemic have contributed to this increase in customer engagement, there could be a negative impact on future customer engagement, as those stimulus measures expire. Further, if the financial markets experience a downturn, we may have difficulty retaining customers, particularly any first-time retail investors, who elect not to continue to invest in the financial markets by trading on our platform or at all as a result of any such downturn, a lack of access to additional stimulus funds, the ability to resume pre-COVID-19 activities or otherwise. To the extent that customer preferences revert to pre-COVID-19 behaviors and these metrics do not continue to improve, or if their growth is slowed as mitigation measures to limit the spread of COVID-19 are lifted or the financial markets experience additional or reduced volatility or decline, there could be an adverse effect on our business, financial condition and results of operations.
Notwithstanding the foregoing, the COVID-19 pandemic and the various measures instituted by governments and businesses to mitigate its spread, including travel restrictions, stay-at-home orders and quarantine restrictions, could adversely impact our customers, employees and business partners, and continue to disrupt our operations, including as the pandemic contributes to a general slowdown in the global economy. The COVID-19 pandemic has resulted, in part, in inefficiencies or delays in our business, operational challenges, additional costs related to business continuity initiatives as our workforce has fully transitioned to remote working and increased vulnerability to cybersecurity attacks or other privacy or data security incidents. The extent of the impact of COVID-19 on our business, financial condition and results of operations will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the ability to reintegrate our workforce or of our workforce to adapt to the long-term distributed workforce model (with some employees part- or full-time remote, and others not) we expect to adopt, the impact on capital and financial markets and the related impact on the financial circumstances of our customers, all of which are highly uncertain and cannot be predicted. Even after the COVID-19 outbreak has subsided, we may continue to experience adverse impacts to our business as a result of the global economic impact, including the availability of credit, adverse impacts on our liquidity and any recession that has occurred or may occur in the future. A sustained or prolonged COVID-19 pandemic or a resurgence could exacerbate the factors described above and intensify the impact on our business, financial condition and results of operations.
Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.
Our future success depends, in part, on our ability to continue to identify, attract, develop, integrate and retain qualified and highly skilled personnel. In particular, our Co-Founder and Chief Executive Officer (“CEO”), Vladimir Tenev, and our Co-Founder and Chief Creative Officer, Baiju Bhatt, have been critical to the development of our business, vision and strategic direction. In addition, we have heavily relied, and expect we will continue to heavily rely, on the services and performance of Mr. Tenev and our senior management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute our business. If the senior management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis then our business and future growth prospects could be harmed.
Additionally, the loss of any key personnel could make it more difficult to manage our operations and research and development activities, reduce our employee retention and impair our ability to compete. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees.
Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area, where our headquarters is located and where we have a substantial presence and need for highly skilled personnel, and where there is particularly high competition for software engineers, computer scientists and other technical personnel. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract and retain qualified personnel to fulfill our needs as we expand our operations, our business and growth prospects could be harmed. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the actual or perceived value of our Class A common stock declines, it may adversely affect our ability to hire or retain highly skilled employees. Further, we may periodically change our equity compensation practices, which may include reducing the number of employees eligible for equity awards or reducing the size of equity awards granted per employee. The future of remote work and our physical office build-out strategy have been challenged by the COVID-19 pandemic and may be further impacted by local gathering and safety laws and regulations, which may adversely affect successful cross-functional collaboration, product development velocity and our company culture. If we are unable to attract, integrate or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business and future growth prospects could be harmed.
We conduct our brokerage and other business operations through subsidiaries and may in the future rely on dividends from our subsidiaries for a substantial amount of our cash flows.
We may in the future depend on dividends, distributions and other payments from our subsidiaries to fund payments on our obligations, including any debt obligations we may incur. Regulatory and other legal restrictions may limit our ability to transfer funds to or from certain subsidiaries, including RHF, RHC and RHS. In addition, certain of our subsidiaries are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to us, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations, including any debt obligations we may incur and otherwise conduct our business by, among other things, reducing our liquidity in the form of corporate cash. In addition to negatively affecting our business, a significant decrease in our liquidity could also reduce investor confidence in us. Certain rules and regulations of the SEC and FINRA may limit the extent to which our broker-dealer subsidiaries may distribute capital to us. For example, under FINRA rules applicable to RHS, a dividend in excess of 10% of a member firm’s excess net capital may not be paid without FINRA’s prior written approval. Compliance with these rules may impede our ability to receive dividends, distributions and other payments from RHF, RHC and RHS. See also “Business—Regulation.”
Future acquisitions of, or investments in, as applicable, other companies, products, technologies or specialized employees could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.
As part of our business strategy, we may make acquisitions of, or investments in, as applicable, specialized employees or other compatible companies, products or technologies. We also may enter into relationships with other businesses in order to expand our products and services. Negotiating these transactions can be time-consuming, difficult and expensive and our ability to close these transactions may be subject to third-party approvals, such as government and other regulatory approvals, which are beyond our control. Further, we may not be able to find suitable acquisition or investment candidates and we may not be able to complete acquisitions on favorable terms, if at all. Moreover, these kinds of acquisitions or investments may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely impacting our business, financial condition and results of operations. If we acquire businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. Moreover, we cannot assure that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities.
In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. These challenges related to acquisitions or investments could have an adverse effect on our business, financial condition and results of operations.
We may expand into international markets, which will expose us to significant new risks, and our international expansion efforts may not be successful.
Although we have some employees and contractors in the U.K. and the Netherlands, we currently do not offer services to the public outside the United States. We may further expand our operations to other countries outside of the United States, which will require significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the United States. There are significant risks and costs inherent in doing business in international markets, including:
•difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;
•the need to understand and comply with local laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from, or conflict with, those of other jurisdictions, and which might not permit us to operate our business or collect revenues in the same manner as we do in such other jurisdictions;
•our interpretations of local laws and regulations, which may be subject to challenge by local regulators;

•difficulties or delays in obtaining and/or maintaining the regulatory permissions, authorizations, licenses or consents that may be required to offer certain products in one or more international markets;
•difficulties in managing multiple regulatory relationships across different jurisdictions on complex legal and regulatory matters;
•if we were to engage in any merger or acquisition activity internationally, this is complex and would be new for us and subject to additional regulatory scrutiny;
•the need to vary products, pricing and margins to effectively compete in international markets;
•the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;
•increased competition from local providers of similar products and services;
•the challenge of positioning our products and services to meet a demand in the local market (also known as “product-market fit”);
•the ability to obtain, maintain, protect, defend and enforce intellectual property rights abroad;
•the need to offer customer support and other aspects of our offering (including websites, articles, blog posts and customer support documentation) in various languages;
•compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act (the “FCPA”) and equivalent anti-bribery and anti-corruption requirements in local markets, by us, our employees and our business partners, and the potential for increased complexity due to the requirements on us as a group to follow multiple rule sets;
•complexity and other risks associated with current and future legal requirements in other countries, including laws, rules, regulations and other legal requirements related to cybersecurity and data privacy frameworks and labor and employment laws;
•the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, which we may rely upon to be able to provide such products and services or to meet certain regulatory obligations;
•varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;
•fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;
•taxation of our international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and
•political or social unrest or economic instability in a specific country or region in which we operate.
We have limited experience with international regulatory environments and market practices, and we may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may launch products that lack local product-market fit, face local competition from pre-existing companies offering similar products and/or face limited brand recognition in certain parts of the world, any of which could lead to non-acceptance or delayed acceptance of our products and services by customers in new markets. Product adoption and growth rates may vary significantly across different markets. We are subject to income taxes and other taxes in the United States and other countries in which we transact or conduct business, and such laws and tax rates vary by jurisdiction. We are subject to review and audit by U.S. federal, state, local and foreign tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our financial condition or results of operations could be materially and adversely affected. Our failure to successfully manage these risks could harm our international operations in the markets we choose to enter and have an adverse effect on our business, financial condition and results of operations.
Unfavorable media coverage could harm our business, financial condition and results of operations.
We receive a high volume of media coverage, which has increased as our company has grown. We have also received and may continue to receive negative media coverage regarding our products and services and the risk of our customers’ misuse or misunderstanding of our products and services, inappropriate or otherwise unauthorized behavior by our customers and litigation or regulatory activity. In addition, given our public profile, any unanticipated system disruptions, outages, technical or security-related incidents or other performance problems relating to our platform, such as the March 2020 Outages and the April-May 2021 Outages, are likely to receive extensive media attention. Furthermore, any negative experiences our customers have in connection with their use of our products and services, including as a result of any such performance problems, could diminish customer confidence in us and our products and services, which could result in unfavorable media coverage or publicity. For example, we received customer complaints and significant media attention as a result of the Early 2021 Trading Restrictions. See “Business—Legal Proceedings—Early 2021 Trading Restrictions Matters” and “Risk Factors—Risks Related to Regulation and Litigation—We are involved in numerous litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations” for more information about the Early 2021 Trading Restrictions and the March 2020 Outages.
Unfavorable publicity has in the past adversely affected, and could in the future adversely affect, our reputation. As our platform continues to scale and public awareness of our brand increases, any future issues that draw adverse media coverage could have an amplified negative effect on our reputation and brand. Any such negative publicity could have an adverse effect on our growth rate or the size, engagement and loyalty of our customer base, as well as on our ability to recruit and retain personnel, and result in decreased revenue or revenue growth rates, which could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Regulation and Litigation
Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business.
The securities industry is subject to extensive regulation by federal, state and non-U.S. regulators and SROs, and broker-dealers and financial services companies are subject to laws and regulations covering all aspects of the securities industry. The substantial costs and uncertainties related to complying with these regulations continue to increase, and our introduction of new products or services, expansion of our business in certain jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces or other actions that we may take may subject us to additional laws, regulations or other government or regulatory scrutiny. Regulations are intended to ensure the integrity of financial markets, appropriate capitalization of broker-dealers and other financial services companies and the protection of customers and their assets. These regulations may serve to limit our business activities through capital, customer protection and market conduct requirements, as well as restrictions on the activities that we are authorized to conduct.
Federal, state and non-U.S. regulators and SROs, including the SEC and FINRA, among other things, can investigate, censure or fine us, issue cease-and-desist orders or otherwise restrict our operations, require changes to our business practices, products or services, limit our acquisition activities or suspend or expel a broker-dealer or any of its officers or employees. Similarly, state attorneys general and other state regulators, including state securities and financial services regulators, can bring legal actions on behalf of the citizens of their states to assure compliance with state laws. In addition, criminal authorities such as state attorneys general or the U.S. Department of Justice may institute civil or criminal proceedings against us for violating applicable laws, rules, or regulations. We operate in a highly regulated industry and, despite our efforts to comply with applicable legal requirements, like all companies in our industry, we must adapt to frequent changes in laws and regulations, and face complexity in interpreting and applying evolving laws and regulations to our business, heightened scrutiny of the conduct of financial services firms and increasing penalties for violations of applicable laws and regulations. We may fail to establish and enforce procedures that comply with applicable legal requirements and regulations. We may be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations or more rigorous enforcement. For example, the practice of PFOF may be limited substantially by new or revised laws or regulations, which would materially decrease our transaction-based revenue, or banned entirely, which could require us to make significant changes to our revenue model, and such changes may not be successful. A discussion draft of a bill that would prohibit PFOF was introduced on May 3, 2021, in the House of Representatives, Committee on Financial Services. We also may be adversely affected by other regulatory changes related to our obligations with regard to suitability of financial products, supervision, sales practices, application of fiduciary or best interest standards (including the interpretation of what constitutes an “investment recommendation” for the purposes of the SEC’s “Regulation Best Interest” and state securities laws) and best execution in the context of our business and market structure, any of which could limit our business, increase our costs and damage our reputation.
We are also subject to laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security, and we may be subject to litigation, regulatory proceedings or other investigations regarding any actual or perceived non-compliance with such obligations. For more information, see “—Risks Related to Cybersecurity and Data Privacy—We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business.”
We have been subject to regulatory investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.
From time to time, we have been, and expect to continue to be, subject to legal and regulatory proceedings arising out of our business practices and operations, including lawsuits, arbitration claims, governmental subpoenas, and regulatory, governmental and SRO inquiries, examinations, investigations and enforcement proceedings, as well as other actions and claims. For example, in May 2019, the SEC’s Division of Enforcement commenced an investigation into best execution and PFOF practices of our subsidiary, RHF, as well as statements concerning its sources of revenue, including the fact that, in FAQs on our website describing how it made money, and in certain communications with customers addressing the same issue, RHF had omitted PFOF when it described its revenue sources. On December 17, 2020, RHF, on a neither admit nor deny basis, consented to the entry of an SEC order (i) requiring RHF to cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2)

and 17(a)(3) of the Securities Act and Section 17(a) of the Exchange Act and Rule 17a-4 thereunder; (ii) censuring RHF; and (iii) requiring RHF to pay a $65 million civil penalty in December 2020. RHF paid the $65 million penalty in cash and also agreed to engage an independent compliance consultant. As a result of the cease-and-desist order, we are now considered an “ineligible issuer” as defined under Rule 405 of the Securities Act. See also “—As a result of our recent settlement with the SEC, we are currently considered an ‘ineligible issuer,’ which limits our ability to use certain free writing prospectuses in securities offerings and will delay our ability to qualify as a ‘well-known seasoned issuer’ in the future” below. Additionally, in December 2019, FINRA brought a disciplinary action against RHF in connection with alleged noncompliance with best execution rules during the 2016 to 2017 timeframe, which resulted in a settlement and payment by RHF of a $1.25 million fine. We have also accrued as accounts payable and accrued expenses on the unaudited condensed consolidated balance sheets at June 30, 2021 of (i) a $57.0 million fine and a $4.5 million customer restitution to be paid in connection with an agreement RHF reached with FINRA to resolve, on a no admit, no deny basis, certain of FINRA’s investigations and examinations, including investigations into systems outages, RHF’s options product offering, and margin-related communications with customers, among others (the “FINRA Matters”), and (ii) $30.0 million settlement in principle, subject to final documentation, in connection with the resolution of the NYDFS Matter. See “Business—Legal Proceedings” and Note 14 to our unaudited condensed consolidated financial statements for the three months ended June 30, 2021, included elsewhere in this prospectus for more information about these matters. See also Note 14 to our consolidated financial statements for the year ended December 31, 2020, included elsewhere in this prospectus.
In addition, we have been subject, and, given the highly regulated nature of the industries in which we operate, expect that we will be subject in the future, to a number of SEC and FINRA examinations and investigations, including examinations and investigations related to broker-dealer and financial services rules and regulations, including our trading and supervisory policies and procedures, our clearing practices, our public communications, our compliance with anti-money laundering and other financial crimes regulations, cybersecurity matters and our business continuity plans. We have also been subject, and may be subject in the future, to inquiries, investigations and examinations by other federal agencies such as the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) and state regulatory agencies, such as the Massachusetts Securities Division (the “MSD”) and the NYDFS.
For example, in December 2020, the Enforcement Section of the MSD filed a complaint against us, alleging three counts of Massachusetts state securities law violations regarding unethical and dishonest conduct or practices, failure to supervise, and failure to act in accordance with the fiduciary duty standard required by Massachusetts, which became effective on March 6, 2020 and had an effective enforcement date beginning September 1, 2020. Among other things, the MSD alleges that our product features and marketing strategies, outages, and options trading approval process constitute violations of Massachusetts securities laws. The MSD’s initial complaint seeks, among other things, injunctive relief (seeking a permanent cease and desist order), censure, unspecified restitution, unspecified disgorgement, the appointment of an independent consultant and an unspecified administrative fine. The proposed amended complaint also seeks revocation of RHF's license to operate in Massachusetts. If RHF were to lose its license to operate in Massachusetts, we would not be able to acquire any new customers in Massachusetts, and expect that our current customers in Massachusetts would be unable to continue utilizing any of the services or products offered on our platform (other than closing their positions) and that we may be forced to transfer such customers’ accounts to other broker-dealers. Additionally, revocation of RHF’s Massachusetts license could trigger similar disqualification or proceedings to restrict or condition RHF’s registration by other state regulators. A revocation of RHF’s license to operate in Massachusetts would result in RHF and RHS being subject to statutory disqualification by FINRA and the SEC, which would then result in RHF needing to obtain relief from FINRA subject to SEC review in order to remain a FINRA member and RHS possibly needing relief from FINRA or other SROs. RHF has engaged in settlement discussions with the MSD at certain times since the MSD filed its initial complaint; however, such negotiations have not been successful and RHF is currently not engaged in any such settlement discussions with the MSD. See Note 14 to our unaudited condensed consolidated financial statements for more information.

Additionally, on April 14, 2021, the California Attorney General’s Office issued an investigative subpoena to RHC, seeking documents and answers to interrogatories about RHC’s trading platform, business and operations, application of California’s commodities regulations to RHC and other matters. RHC is cooperating with this investigation. We cannot predict the outcome of the investigation or any consequences that might result from it.
Further, on July 26, 2021, RHF received a FINRA investigative request seeking documents and information related to its compliance with FINRA registration requirements for member personnel, including related to the FINRA non-registration status of Mr. Tenev and Mr. Bhatt. Robinhood is evaluating this matter and is cooperating with the investigation.
RHM, RHF, RHS and our Co-Founder and CEO, Vladimir Tenev, among others, have received requests for information, and in some cases, subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the United States Attorney’s Office for the Northern District of California (“USAO”), the U.S. Department of Justice, Antitrust Division, the SEC staff, FINRA, the New York Attorney General’s Office, other state attorneys general offices and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev’s cell phone. There have been several inquiries based on specific customer complaints. We have also received inquiries from the SEC’s Division of Examinations and FINRA related to employee trading in certain securities that were subject to the Early 2021 Trading Restrictions, including GameStop Corp. and AMC Entertainment Holdings, Inc., during the week of January 25, 2021. These matters include inquiries related to whether any employee trading in these securities may have occurred in advance of the public announcement of the Early 2021 Trading Restrictions on January 28, 2021. In addition, we have received information and testimony requests from certain committees and members of the U.S. Congress and Mr. Tenev, among others, has provided or will provide testimony with respect to the Early 2021 Trading Restrictions. See “Business—Legal Proceedings” and “Business—Regulation.”
These proceedings, inquiries, examinations, investigations and other regulatory matters may subject us to fines, penalties and monetary settlements, result in additional compliance requirements, result in certain of our subsidiaries, including RHC, losing their regulatory licenses or ability to conduct business in certain jurisdictions, increase regulatory scrutiny of our business, restrict our operations or require us to change our business practices, require changes to our products and services, require changes in personnel or management, delay planned product or service launches or development, limit our ability to acquire other complementary businesses and technologies or lead to the suspension or expulsion of our broker-dealer or other regulated subsidiaries or their officers or employees. Any of the foregoing could, individually or in the aggregate, harm our reputation and brand, require substantial management attention and have an adverse effect on our business, results of operations and financial condition.
Recent statements by lawmakers, regulators and other public officials have signaled an increased focus on new or additional regulations that could impact our business and require us to make significant changes to our business model and practices.
Various lawmakers, regulators and other public officials have recently made statements about our business and that of other broker-dealers and signaled an increased focus on new or additional laws or regulations that, if acted upon, could impact our business. Over three days in the spring of 2021, the Committee on Financial Services of the U.S. House of Representatives held hearings on the events surrounding the January 2021 market volatility and disruptions surrounding Gamestop and other “meme” stocks at which various members of Congress expressed their concerns about various market practices, including PFOF and options trading. Gary Gensler, who became chair of the SEC in April 2021, was one of the witnesses at the third hearing, held on May 6, 2021, and in his testimony he indicated that he had instructed the staff of the SEC to study, and in some cases make rulemaking recommendations to the SEC regarding a variety of market issues and practices, including PFOF, so-called gamification, and whether broker-dealers are adequately disclosing their policies and procedures around potential trading restrictions; whether margin requirements and other payment requirements are sufficient; and whether broker-dealers have appropriate tools to manage their liquidity and risk. Chair Gensler also discussed the use of mobile app features such as rewards, bonuses, push notifications and other prompts. Chair Gensler suggested that such prompts could promote behavior that is not in the interest of the customer, such as excessive trading. Chair Gensler also advised that he had directed the SEC staff to consider whether expanded enforcement mechanisms are necessary. Additionally, on June 9, 2021, Chair Gensler remarked at a public conference that he had instructed the SEC staff to make recommendations for the SEC’s consideration on best execution, Regulation National Market System, PFOF (both on-exchange and off-exchange), minimum pricing increments and the National Best Bid and Offer. The regulatory agenda published by the SEC on June 11, 2021, also identified that the SEC would be considering proposing rules in the next year to modernize equity market structure, including possible new rules on PFOF, best execution (amendments to Rule 605), market concentration and certain other practices. The agenda also announced that the SEC might be, at a pre-rule stage, seeking public comments later this year on potential rules related to gamification, behavioral prompts, predictive analytics and differential marketing.
In addition, on March 18, 2021, FINRA issued a regulatory notice reminding member firms of their obligations with respect to maintaining margin requirements, customer order handling and effectively managing liquidity, with a particular focus on best execution practices and the need for member firms to make “meaningful disclosures” to inform customers of a firm’s order handling procedures during extreme market conditions. Further, at a public conference on May 19, 2021, FINRA indicated an intention to solicit public feedback, such as through notices or surveys, regarding so-called gamification in order to determine whether to adopt additional guidance or additional rules in that regard. Also, on June 23, 2021, FINRA issued a regulatory notice reminding member firms of the requirement that customer order flow be directed to markets providing the “most beneficial terms for their customers” and indicated that member firms may not negotiate the terms of order routing arrangements in a manner that reduces price improvement opportunities that would otherwise be available to those customers in the absence of PFOF. The impact that this notice may have on the ability of market participants to enter into PFOF arrangements, if any, has not been determined.
To the extent that the SEC, FINRA or other regulatory authorities or legislative bodies adopt additional regulations or legislation in respect of any of these areas or relating to any other aspect of our business, we could face a heightened risk of potential regulatory violations and could be required to make significant changes to our business model and practices, which changes may not be successful. Any of these outcomes could have an adverse effect on our business, financial condition and results of operations. For more information about the potential impact of legal and regulatory changes, including changes to regulation of PFOF, see “—Our business is subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business” and “—Risks Related to Our Business—Because a majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity.”
As a result of our recent settlement with the SEC, we are currently considered an “ineligible issuer,” which limits our ability to use certain free writing prospectuses in securities offerings and will delay our ability to qualify as a “well-known seasoned issuer” in the future.
As a result of a cease-and-desist order issued by the SEC on December 17, 2020 and our related settlement in connection with the SEC’s investigation of our best execution and PFOF practices, we are currently an “ineligible issuer,” as the term is defined under Rule 405 of the Securities Act, and will remain an ineligible issuer until December 17, 2023. As long as we are an ineligible issuer, as a public company, we will be prevented from using free writing prospectuses in securities offerings, other than in certain limited circumstances, such as those free writing prospectuses that contain only a description of the terms of the offered securities or the offering itself. In particular, in connection with any subsequent registered offering of our securities, we may only be able to engage in “live” roadshows that are not considered free writing prospectuses and are precluded from making broadly available to investors a recorded version of any roadshow, which would generally constitute a free writing prospectus. This could have the effect of limiting potential investor access to any roadshow we may conduct in connection with any registered offering if investors are not able to attend any “live” virtual or in-person presentations, calls or webcasts that we may host.
Additionally, following such time as we would otherwise be able to satisfy all other requirements for “well-known seasoned issuer” (“WKSI”) status under Rule 405, we will be unable to take advantage of the following benefits associated with WKSI status, including the ability to:
•file Form S-3 shelf registration statements that are automatically effective to register a range of different types of securities for an indeterminate number or amount of securities and without the need to identify a detailed plan of distribution or specified selling stockholders;
•offer or register additional securities by amending any existing shelf registration statement rather than filing a new registration statement that would not be automatically effective; and
•take advantage of the “pay as you go” filing fee payment process and pay filing fees at the time of each takedown off a shelf registration statement, rather than at the time the registration statement is filed.
Notwithstanding our “ineligible issuer” status, assuming that the worldwide market value of our outstanding common stock held by non-affiliates will be at least $700 million, we would otherwise be eligible for WKSI status within 12 months of the consummation of our IPO. As a public company, we will face changing regulatory requirements and market conditions and be subject to other uncertainties which, among other things, could make it necessary or advisable for us to raise additional capital in an expeditious manner. Without the ability to utilize an automatic shelf registration statement once we would otherwise be eligible to do so if we had WKSI status, we may be unable to react quickly to such changing requirements and conditions and could be delayed in our ability to raise additional capital.
We are involved in numerous litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations.
In addition to regulatory oversight, investigations and other proceedings, we are also involved in numerous other litigation matters, including putative class action lawsuits, and we anticipate that we will continue to be a target for litigation in the future. These litigation matters include commercial litigation matters, insurance matters, privacy and cybersecurity disputes, intellectual property disputes, contract disputes, consumer protection matters and employment matters. In addition, during market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against financial services companies have historically increased.
For example, beginning on March 4, 2020, 15 putative class actions and one individual action were filed against RHM, RHF and RHS in state and federal district courts relating to the March 2020 Outages. One of the putative class actions and the individual action were voluntarily dismissed following settlements between the parties. Thirteen of the remaining putative class actions have been consolidated as In re Robinhood Outage Litigation in the United States District Court for the Northern District of California. The one remaining putative class action, Withouski v. Robinhood Financial LLC et al., pending in the Superior Court of the State of California, County of San Mateo, has been stayed by agreement of the parties. The lawsuits generally allege that putative class members were unable to execute trades during the March 2020 Outages because our platform was inadequately designed to handle customer demand and RHM, RHF and RHS failed to implement appropriate backup systems. The lawsuits include, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, unjust enrichment and violations of certain California consumer protection statutes. The lawsuits generally seek damages, restitution, and/or disgorgement, as well as declaratory and injunctive relief. Fact discovery has been completed and expert discovery is currently scheduled to be completed in October 2021.
We have also received notice that approximately 1,600 jointly represented customers may pursue arbitration of individual claims against us arising out of the March 2020 Outages, in addition to other alleged system outages.
Additionally, beginning in December 2020, six putative class actions were filed against us in federal district courts relating to our PFOF practices. The lawsuits generally relate to the same factual allegations as the SEC matter that settled in December 2020, as described above under “—We have been subject to regulatory investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.” The consolidated lawsuit includes, among other things, claims for breach of Section 10(b) and Rule 10b-5 of the Exchange Act, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty and violations of certain California consumer protection statutes.
In addition, we have become aware of approximately 50 putative class actions and four individual actions that have been filed against one or more of RHM, RHF and RHS in various federal and state courts relating to the Early 2021 Trading Restrictions. Several of the federal cases have been consolidated under two complaints seeking money damages. The first complaint asserts a federal antitrust claim; the second complaint asserts negligence and breach of fiduciary duty claims. Additional federal securities claims and state law claims were not consolidated and will proceed separately. RHM, RHF, RHS and our Co-Founder and CEO, Vladimir Tenev, among others, have received requests for information, and in some cases, subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the USAO, the U.S. Department of Justice, Antitrust Division, the SEC staff, FINRA, the New York Attorney General’s Office, other state attorneys general offices and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev’s cell phone. There have been several inquiries based on specific customer complaints. We have also received inquiries from the SEC’s Division of Examinations and FINRA related to employee trading in certain securities that were subject to the Early 2021 Trading Restrictions, including GameStop Corp. and AMC Entertainment Holdings, Inc., during the week of January 25, 2021. These matters include inquiries related to whether any employee trading in these securities may have occurred in advance of the public announcement of the Early 2021 Trading Restrictions on January 28, 2021. In addition, we have received information and testimony requests from certain committees and members of the U.S. Congress and Mr. Tenev, among others, has provided or will provide testimony with respect to the Early 2021 Trading Restrictions. In addition, we have also received a high degree of media coverage, including negative media coverage, as well as complaints from our customers about us and our platform in connection with the Early 2021 Trading Restrictions. Given our brand and our reputation are two of our most important assets, any damage to our brand and reputation as a result of such negative media coverage could have an adverse effect on our business, financial condition and results of operations.
Further, on January 8, 2021, a putative class action was filed in California Superior Court (Santa Clara County) against RHF and RHS by Siddharth Mehta, purportedly on behalf of approximately 2,000 Robinhood customers whose accounts were allegedly accessed by unauthorized users from January 1, 2020 to October 16, 2020. On February 9, 2021, RHF and RHS removed this action to the United States District Court for the Northern District of California. An amended complaint, filed on February 26, 2021, added two named class members and expanded the putative class period to the present. Plaintiffs generally allege that RHF and RHS breached commitments made and duties owed to customers to safeguard customer data and assets. Plaintiffs assert eight causes of action for purported violations of common law, a right to privacy, and certain California statutes, including the California Consumer Privacy Act (the “CCPA”). On March 12, 2021, RHF and RHS filed a motion to dismiss the amended complaint, which on May 6, 2021 was granted in part and denied in part. A second amended complaint was filed by the plaintiffs on May 20, 2021, which RHF and RHS moved to dismiss on June 3, 2021.
For more information about litigation matters and other regulatory and legal proceedings in which we are involved, see “Business—Legal Proceedings.”
Litigation matters brought against us may require substantial management attention and may result in settlements, awards, injunctions, fines, penalties and other adverse results. A substantial judgment, settlement, fine or penalty or injunctive relief could be material to our results of operations or cash flows for a particular period, or could cause us significant reputational harm or have an adverse effect on our business, financial condition and results of operations.
We are subject to governmental laws and requirements regarding economic and trade sanctions, anti-money laundering and counter-terror financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.
Although our operations are currently concentrated in the United States (with the limited exception of our U.K. and Dutch subsidiaries, which have U.K.- and Netherlands-based employees and contractors, but currently have no customers), in the future we may seek to expand internationally and will become subject to additional laws and regulations, and will need to implement new regulatory controls to comply with applicable laws. We are currently required to comply with U.S. economic and trade sanctions administered by OFAC and we have processes in place to comply with the OFAC regulations. As part of our onboarding process, in accordance with the Customer Identification Program rules, which is required by Section 326 of the USA PATRIOT ACT of 2001, we screen all potential customers against the OFAC watchlists and continue to screen all customers, vendors and employees daily against the OFAC watchlists. While we currently only offer services to U.S. citizens and permanent residents with a legal address within the United States or Puerto Rico, and while our application includes features designed to block access to our services from sanctioned countries, our application could potentially be illegitimately accessed from anywhere in the world. If our services are accessed from a sanctioned country in violation of the trade and economic sanctions, with our knowledge or otherwise, we could be subject to enforcement actions. Additionally, to the extent a customer accesses our application or services from outside the United States, we could also become subject to regulations in that local jurisdiction, including requirements that we become licensed, registered or authorized in such jurisdiction. A regulator’s conclusion that we are servicing customers in their jurisdiction without being appropriately licensed, registered or authorized could result in fines or other enforcement actions. Our broker-dealer subsidiaries are registered in the United States but are not licensed, authorized or registered in any other jurisdiction.
We are also subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. In the United States, most of our services are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended (“BSA”), and similar laws and regulations. The BSA is the primary U.S. anti-money laundering law and has been amended to include certain provisions of Title III of the USA Patriot Act to detect, deter and disrupt terrorist financing networks. Regulators in the United States and globally continue to increase their scrutiny of compliance with these obligations. For example, in July 2020, the NYDFS issued a report of its examination of RHC citing a number of “matters requiring attention” focused primarily on anti-money laundering and cybersecurity-related issues. Following subsequent investigation by the NYDFS’s Consumer Protection and Financial Enforcement Division, in March 2021, the NYDFS informed RHC of certain alleged violations of anti-money laundering and New York Banking Law requirements (Part 417, Part 504 and Banking Law § 44), including the failure to maintain and certify a compliant anti-money laundering program. We refer to the foregoing matters as the “NYDFS Matter.” RHC and the NYDFS have reached a settlement in principle with respect to these allegations, subject to final documentation, in connection with which, among other things, RHC expects to pay a monetary penalty of $30.0 million and engage a monitor. See “Business—Legal Proceedings—RHC Anti-Money Laundering, Cybersecurity and Other Issues” for more information.

If we expand our services internationally, we will become subject to additional non-U.S. laws, rules, regulations and other requirements regarding economic and trade sanctions, anti-money laundering, and counter-terror financing. In that case, we would need to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions on our system, including payments to persons outside of the United States. The need to comply with multiple sets of laws, rules, regulations and other requirements could substantially increase our compliance costs, impair our ability to compete in international markets, and subject us to risk of criminal or civil liability for violations.
We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.
We are subject to the FCPA, U.S. domestic bribery laws and other U.S. and foreign anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Although our operations are currently concentrated in the United States (with the limited exception of our U.K. and Dutch subsidiaries, which have U.K. and Netherlands-based employees and contractors, but currently have no customers), as we increase our international cross-border business and expand operations abroad, we have engaged and may further engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. The failure to comply with any such laws could subject us to criminal or civil liability, cause us significant reputational harm and have an adverse effect on our business, financial condition and results of operations.
We cannot assure that all of our employees and agents will comply with our internal policies and applicable law, including anti-corruption, anti-bribery and similar laws. We may be ultimately held responsible for any such non-compliance. As we increase our international business, our compliance risks may increase.
Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Related to Our Industry, Customers, Products and Services
We operate in highly competitive markets, and many of our competitors have greater resources than we do and may have products and services that may be more appealing than ours to our current or potential customers.
The markets in which we compete are evolving and highly competitive, with multiple participants competing for the same customers. Our current and potential future competition principally comes from incumbent discount brokerages, established financial technology companies, venture-backed financial technology firms, banks, cryptocurrency exchanges, asset management firms and technology platforms. Since the 2019 launch of our Cash Management product, which enables existing brokerage account holders to earn interest on uninvested cash in their Cash Management accounts, we have also faced competition with respect to those services from traditional consumer banking institutions. The majority of our competitors have longer operating histories and greater capital resources than we have and offer a wider range of products and services. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases or stronger capital positions could adversely affect our results of operations and customer acquisition and retention. Our competitors may also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can, especially larger competitors that may benefit from more diversified product and customer bases. For example, some of our competitors have quickly adopted, or are seeking to adopt, some of our key offerings and services, including commission-free trading, fractional share trading and no account minimums, since their introduction on our platform to compete with us. In addition, competitors may conduct extensive promotional activities, offer better terms or offer differentiating products and services that could attract our current and prospective customers and potentially result in intensified competition within our markets. We continue to experience aggressive price competition in our markets and we may not be able to match the marketing efforts or prices of our competitors. In addition, our competitors may choose to forgo PFOF and Transaction Rebate practices, which could create downward pressure on PFOF and make it more difficult for us to continue engaging in and generating revenue through PFOF, which is a significant source of our revenue. See “—Risks Related to Our Business— Because a majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity.” for more information. We may also be subject to increased competition as our competitors enter into business combinations or partnerships, or established companies in other market segments expand to become competitive with our business.
In addition, we compete in a technology-intensive market characterized by rapid innovation. Some of our competitors in this market, including new and emerging competitors, are not subject to the same regulatory requirements or scrutiny to which we are subject, which could place us at a competitive disadvantage, in particular in the development of new technology platforms or the ability to rapidly innovate. We may be unable to effectively use new technologies, adapt our products and services to emerging market standards or develop or introduce and market enhanced or new products and services. If we are not able to update or adapt our products and services to take advantage of the latest technologies and standards, or are otherwise unable to tailor the delivery of our services to the latest personal and mobile computing devices preferred by our customers or to provide products or services that are of a quality preferred by our customers, it could have an adverse effect on our business, financial position and results of operations.
Our ability to compete successfully in the financial services and cryptocurrency markets depends on a number of factors, including, among other things:
•providing easy-to-use, innovative and attractive products and services, as well as effective customer support;

•maintaining and expanding our market position;
•attracting and retaining customers;
•our reputation and the market perception of our brand and overall value;
•maintaining our relationships with our counterparties;
•maintaining competitive pricing;
•competing in a competitive landscape, including in the provision of products and services that have until recently been available only from our bank competitors;
•the effectiveness, reliability and stability of our technology (including the success of our outage prevention efforts and our cybersecurity measures and defenses), products and services;
•innovating effectively in launching new or enhanced products and services;
•adjusting to a dynamic regulatory environment;
•the differences in regulatory oversight regimes to which we and our competitors are subject; and
•general economic and market trends, including customer demand for financial products and services.
Our competitive position within our markets could be adversely affected if we are unable to adequately address these factors, which could have an adverse effect on our business, financial condition and results of operations.
If we fail to retain existing customers or attract new customers, or if our customers decrease their use of our products and services, our growth could be slower than we expect and our business may be harmed.
We have experienced significant customer growth over the past several years. Our continued business and revenue growth is dependent on our ability to attract new customers, retain existing customers, increase the amount that our customers use our products and services and sell our premium services, such as Robinhood Gold, and we cannot be sure that we will be successful in these efforts. There are a number of factors that could lead to a decline in our number of customers or their usage of our products and services, or that could prevent us from increasing our number of customers, including:
•our failure to introduce new products or services, or our introduction of new products or services, or changes in our existing products or services, that are not favorably received;
•pricing for our products and services;
•harm to our brand and reputation, or decreases in the perceived quality, reliability or usefulness of our products and services;
•our customers engaging with competitive products and services;
•our customers having difficulty installing, updating or otherwise accessing the Robinhood app on mobile devices as a result of actions by us or third parties that we rely on to distribute our app;
•our customers experiencing security breaches, account intrusions or other unauthorized access as a result of actions by us or our business partners, including third parties that we rely on to distribute the Robinhood application;

•our failure to provide adequate customer service to our customers;
•resistance to and non-acceptance of cryptocurrencies;
•a cybersecurity attack, data breach or other security incident resulting in loss in customer confidence;
•our inability to manage network or service outages, interruptions and internet disruptions, including during times of high trading activity, or other performance or technical problems that prevent our customers from accessing and managing their accounts or assets in a rapid and reliable manner;
•changes in our customers’ investment strategies or level of interest in investing;
•regulatory changes that have the effect of limiting or prohibiting our existing business practices, including PFOF;
•the enactment of proposed legislation that would impose taxes on certain financial transactions;
•changes mandated by legislation, regulatory authorities or litigation that adversely affect our products and services, or our ability to provide them to our customers;
•any restrictions on trading that we impose on our platform as a result of the capital requirements and cash deposit and collateral requirements to which RHS is subject as a clearing and carrying broker-dealer; and
•deteriorating general economic conditions, including as a result of the COVID-19 pandemic or a general downturn in the U.S. equity markets.
As we expand our business operations and enter new markets, new challenges in attracting and retaining customers will arise that we may not successfully address. Our success, and our ability to increase revenues and operate profitably, depends in part on our ability to cost-effectively acquire new customers, to retain existing customers and to keep existing customers engaged so that they continue to use our products and services. Our customers may choose to cease using our platform, products and services at any time, and may choose to transfer their accounts to another broker-dealer. For example, in the first quarter of 2021, we saw an increase in Automated Customer Account Transfer Services (“ACATS”) out as a result of an increase in customers choosing to transfer their accounts to another broker-dealer. In the first quarter of 2021, total value of ACATS out was $4.1 billion, representing 5.0% of AUC, from approximately 206,000 accounts, as compared to the quarterly average for fiscal year 2020 of $0.4 billion, representing on average 1.2% of AUC, from approximately 22,000 accounts on average. We have historically relied significantly on our customers joining organically or through the Robinhood Referral Program, which accounted for over 80% of the customers that joined our platform in fiscal year 2020 and in the three months ended June 30, 2021. If such channels of customer growth decline, our marketing efforts prove to be ineffective or we are unable to predict customer demands, retain current customers or attract new customers, our revenue may grow more slowly than expected, may not grow at all or may decline and have an adverse effect on our business, financial condition and results of operations. For a definition of “organically” acquired customers, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model—New Customer Growth.”
Many of our customers are first-time investors and our trading volumes and revenues could be reduced if these customers stop trading altogether or stop using our platform for their investing activities.
Our business model focuses on making the financial markets accessible to a broad demographic of retail investors. As of December 31, 2020 and as of June 30, 2021, we had 12.5 million and 22.5 million

Net Cumulative Funded Accounts, respectively, and from January 1, 2015 to June 30, 2021, over half of the customers funding accounts on our platform told us that Robinhood was their first brokerage account. In addition, in the first half of 2020, we saw a significant increase in the number of new accounts opened by first-time investors. Our success, and our ability to increase revenues and operate profitably, depends in part on such customers continuing to utilize our platform, even as global social and economic conditions shift. However, our customers do not have long-term contractual arrangements with us and can utilize our platform on a transaction-by-transaction basis and may also cease to use our platforms at any time. We may face particular challenges in retaining these investors as customers, for example as a result of a return to pre-COVID-19 behaviors, increased volatility in the financial markets or increasing availability of competing products that seek to target the same demographic. In particular, a broad decline in the equity or other financial markets could result in some of these investors exiting the markets and leaving our platform. Any significant loss of customers or a significant reduction in their use of our platform could have a material impact on our trading volumes and revenues, and materially adversely affect our business, financial condition and results of operations.
Our introduction of new products and services, or changes to existing products and services, could fail to attract or retain customers or generate growth and revenue.
Our ability to attract, engage and retain our customers and to increase our revenue depends heavily on our ability to continue to maintain and evolve our existing products and services and to create successful new products and services. We may introduce significant changes to our existing products and services or acquire or introduce new and unproven products and services, including using technologies with which we have little or no prior development or operating experience. We continue to incur substantial costs, and we may not be successful in continuing to generate profits, in connection with these efforts. In addition, the introduction of new products and services, or changes to existing products and services, may result in new or enhanced governmental or regulatory scrutiny or other complications that could adversely affect our business and results of operations. If our new or enhanced products and services fail to attract customers, or if our business plans are unsuccessful, we may fail to attract or retain customers or to generate sufficient revenue, operating margin or other value to justify our investments, and our business may be adversely affected.
If we do not keep pace with industry and technological changes and continue to provide new and innovative products and services, our business may become less competitive and our business may be adversely impacted.
Rapid and significant technological changes continue to confront the financial services industry, including developments in the methods in which securities are traded and developments in cryptocurrencies. If we fail to innovate and deliver products and services with market fit and differentiation, or fail to do so quickly enough as compared to our competitors, we may not be able to keep pace with industry and technological changes in our industry and we may face difficulty in competing within our market, which could harm our business.
We expect new technologies, products, services and industry norms to continue to emerge and evolve, and we cannot predict the effects of technological changes or industry practices on our business. Further, new technologies introduced in our markets may be superior to, or render obsolete, the technologies we currently use in our products and services. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and we may not be successful in realizing a return on these development efforts in a timely manner or at all. Our ability to successfully adopt new products and services and to develop and incorporate new technologies may be inhibited by industry-wide standards, changes to laws and regulations, changing customer expectations, demands and preferences or third-party intellectual property rights. If we are unable to enhance our products and services or to innovate or to develop new products and services that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards or practices, our business could be adversely affected.

Because our products and services are designed to operate on a variety of systems, we will need to continuously modify, enhance and improve our products and services to keep pace with changes in internet-related hardware, mobile operating systems such as iOS and other software, communication, browser and database technologies. We may not be successful in either developing these modifications, enhancements and improvements or in bringing them to market quickly or cost-effectively in response to market demands. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our products and services to keep pace with technological changes or to innovate or to operate effectively with future network platforms and technologies, or to do so in a timely and cost-effective manner, could reduce the demand for our products and services, result in customer dissatisfaction and negative publicity, reduce our competitive advantage and harm our business and reputation.
If we are unable to successfully monetize our products and services, our financial condition and results of operations may be adversely affected.
We are continuously striving to deliver innovative products and features to customers at low prices. As we expand into new business lines and markets, we may find that it is more difficult for us to monetize products and features delivered at low prices due to economic, political, competitive or market-structure considerations. If we are not successful in our monetization efforts or if we expend significant resources to launch new products and services that we are unable to monetize, our financial condition and results of operations may be adversely affected.
Risks Related to Our Platform, Systems and Technology
Our platform has been, and may in the future be, subject to interruption and instability due to operational and technological failures, whether internal or external.
We rely on technology, including the internet and mobile services, to conduct much of our business activity and allow our customers to conduct financial transactions on our platform. Our systems and operations, including our primary and disaster recovery data center operations, as well as those of the third parties on which we rely to conduct certain key functions, are vulnerable to disruptions from natural disasters, power and service outages, interruptions or losses, computer and telecommunications failures, software bugs, cybersecurity attacks, computer viruses, malware, distributed denial of service attacks, spam attacks, phishing or other social engineering, ransomware, security breaches, credential stuffing, technological failure, human error, terrorism, improper operation, unauthorized entry, data loss, intentional bad actions and other similar events and we have experienced such disruptions in the past. Further, we may be particularly vulnerable to any such internal technology failures because we rely heavily on our own self-clearing platform, proprietary order routing system, data platform and other back-end infrastructure for our operations, and any such failures could have an adverse effect on our reputation, business, financial condition and results of operations. For example, in December 2018, we experienced a failure of our order routing technology caused by code being inadvertently pushed to the production environment that led to option trades being incorrectly routed. We temporarily halted options trading while the technology failure was repaired and remediated customers impacted by the outage through a combination of Amazon gift cards, Robinhood Gold subscription fees and cash, resulting in estimated out-of-pocket losses to us of approximately $0.9 million.
In addition, surges in trading volume on our platform have in the past and may in the future cause our systems to operate at diminished speed or even fail, temporarily or for a more prolonged period of time, which would affect our ability to process transactions and potentially result in some customers’ orders being executed at prices they did not anticipate or executed incorrectly, or not executed at all. For example, the March 2020 Outages resulted in certain of our customers being unable to buy and sell securities and other financial products on our platform for a period of time. Similarly, the April-May 2021 Outages resulted in certain of our customers being unable to buy and sell cryptocurrencies and some customers experiencing downgraded service. Our platform has otherwise in the past and may in the future experience additional outages from time to time. Disruptions caused by the March 2020 Outages resulted in putative class action lawsuits being filed against us (and certain of our subsidiaries) by our customers in both state and federal courts as well as regulatory examinations and investigations. We provided remediation to many of our customers impacted by the March 2020 Outages through cash payments, resulting in out-of-pocket losses to us of approximately $3.6 million. See “—Risks Related to Regulation and Litigation—We are involved in numerous litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations,” “—Risks Related to Regulation and Litigation—We have been subject to regulatory investigations, actions and settlements and we expect to continue to be subject to such proceedings in the future, which could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business” and “Business—Legal Proceedings.” Disruptions to, destruction of, improper access to, breach of, instability of or failure to effectively maintain our information technology systems (including our data processing systems, self-clearing platform and order routing system) or external technology of third parties with whom we do business that allow our customers to use our products and services could result in customer attrition, costly litigation and regulatory and U.S. Congressional inquiries, negative publicity and reputational harm, and may have an adverse effect on our business. Frequent or persistent interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services. Additionally, our insurance policies may be insufficient to cover a claim made against us by any such customers affected by any disruptions, outages, or other performance or infrastructure problems. See also “—Risks Related to Finance, Accounting and Tax Matters—Our insurance coverage may be inadequate or expensive.”
While we have made, and continue to make, significant investments designed to enhance the reliability and scalability of our platform and operations as well as our customer support functions, we do not have fully redundant systems and we cannot assure that these investments will be successful or that we will be able to maintain, expand and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis. It may become increasingly difficult to maintain and improve the availability of our platform, especially as our platform and product offerings become more complex, our customer base grows and we experience surges in trading volume on our platform. For example, in May 2021 we launched our IPO Access feature, which enables our customers to buy shares in the initial public offerings of participating companies at the IPO price, before trading begins on public exchanges. Because we only recently started offering this new feature, there may be risks related to the technology and operation of IPO Access that we have not yet identified or cannot foresee, and any failure or interruption of the IPO Access feature on our platform could adversely affect our relationships with participating companies and our customers that utilize this feature. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our reputation, business, financial condition and results of operations could be adversely affected.
Our products and internal systems rely on software that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations or vulnerabilities in our systems, our business could be adversely affected.
Our products and internal systems rely on software, including software developed or maintained internally and by third parties, that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software, which includes machine learning models, to collect, store, retrieve, transmit, manage and otherwise process immense amounts of data. The software on which we rely may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations within the software on which we rely may lead to negative customer experiences (including the communication of inaccurate information to customers), compromised ability of our products to perform in a manner consistent with customer expectations, delayed product introductions, compromised ability to protect the data (including personal data) of our customers and our intellectual property or an inability to provide some or all of our services. Such errors, bugs, vulnerabilities or defects could also be exploited by malicious actors and result in exposure of data of customers on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, bugs, vulnerabilities or defects in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of customers, loss of revenue, regulatory or governmental inquiries, civil litigation, or liability for damages, any of which could have an adverse effect on our business, financial condition and results of operations.
Our success depends in part upon effective operation with mobile operating systems, networks, technologies, products, hardware and standards that we do not control.
A substantial majority of our customers’ activity on our platform occurs on mobile devices. There is no guarantee that popular mobile devices will continue to feature the Robinhood app, or that mobile device customers will continue to use our products and services rather than those of our competitors. We are dependent on the interoperability of our app with popular mobile operating systems, networks, technologies, products, hardware and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs or technical issues in such systems or changes in our relationships with mobile operating system partners, device manufacturers or mobile carriers, or in their terms of service or policies that degrade the functionality of our app, reduce or eliminate our ability to distribute applications, give preferential treatment to competitive products, limit our ability to target or measure the effectiveness of applications, or impose fees or other charges related to our delivery of our application could adversely affect customer usage of the Robinhood app. Further, we are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make our application and experiences available to our developers, creators and customers. These policies and terms of service govern the availability, promotion, distribution, content and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform and those changes may be unfavorable to us and our developers’, creators’ and customers’ use of our platform. If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. In some cases these requirements may not be clear or our interpretation of the requirements may not align with the interpretation of the operating system provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us, and could also result in the operating system provider or application store limiting or discontinuing access to its operating system or store. Any limitation or discontinuation of our access to any third-party platform or application store could adversely affect our business, financial condition or results of operations.
Additionally, in order to deliver a high-quality mobile experience for our customers, it is important that our products and services work well with a range of mobile technologies, products, systems, networks, hardware and standards that we do not control, and that we have good relationships with mobile operating system partners, device manufacturers and mobile carriers. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing products that operate effectively with these technologies, products, systems, networks or standards. In the event that it is more difficult for our customers to access and use our app, or if our customers choose not to access or use our app on their mobile devices or use mobile products that do not offer access to our app, our customer growth and engagement could be harmed. In the event that our customers are adversely affected by these actions or if our relationships with such third parties deteriorate, our customer growth and engagement could be adversely affected and our business could be harmed.
We rely on third parties to perform certain key functions, and their failure to perform those functions could adversely affect our business, financial condition and results of operations.
We rely on certain third-party computer systems or third-party service providers, including cloud technology providers such as Amazon Web Services, internet service providers, payment services providers, market and third-party data providers, regulatory services providers, clearing systems, market makers, exchange systems, banking systems, co-location facilities, communications facilities and other facilities to run our platform, facilitate trades by our customers and support or carry out certain regulatory obligations. In addition, external content providers provide us with financial information, market news, charts, option and stock quotes, cryptocurrency quotes, research reports and other fundamental data that we provide to our customers. These providers are susceptible to operational, technological and security vulnerabilities, including security breaches, which may impact our business, and our ability to monitor our third-party service providers’ data security is limited. In addition, these third-party service providers may rely on subcontractors to provide services to us that face similar risks. Any interruption in these third-party services, or deterioration in the quality of their service or performance, could be disruptive to our business. See also “Risks Related to Our Platform, Systems and Technology—We primarily rely on Amazon Web Services to deliver our services to customers on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition and results of operations.”
Any failure or security breaches by or of our third-party service providers or their subcontractors that result in an interruption in service, unauthorized access, misuse, loss or destruction of data or other similar occurrences could interrupt our business, cause us to incur losses, result in decreased customer satisfaction and increase customer attrition, subject us to customer complaints, significant fines, litigation, disputes, claims, regulatory investigations or other inquiries and harm our reputation. See also “Risks Related to Our Platform, Systems and Technology—Our platform has been, and may in the future be, subject to interruption and instability due to operational and technological failures, whether internal or external.” Through contractual provisions and third-party risk management processes, we take steps to require that our providers, and their subcontractors, protect our data and information, including personal data. However, due to the size and complexity of our technology platform and services, the amount of data that we store and the number of customers, employees and third-party service providers with access to personal data, we, our third-party service providers and their subcontractors are potentially vulnerable to a variety of intentional and inadvertent cybersecurity breaches and other security-related incidents and threats, which could result in a material adverse effect on our business, financial condition and results of operation. Any contractual protections we may have from our third-party service providers may not be sufficient to adequately protect us against such consequences, and we may be unable to enforce any such contractual protections.
In addition, there is no assurance that our third-party service providers or their subcontractors will be able to continue to provide these services to meet our current needs in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs in the future. An interruption in or the cessation of service by our third-party service providers or their subcontractors, coupled with our possible inability to make alternative arrangements in a smooth, cost-effective and timely manner, could have adverse effects on our business, financial condition and results of operations.
Further, if there were deficiencies in the oversight and control of our third-party relationships, and if our regulators held us responsible for those deficiencies, it could have an adverse effect on our business, reputation and results of operations.

We primarily rely on Amazon Web Services to deliver our services to customers on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition and results of operations.
We currently host our platform and support our operations on datacenters provided by Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS by maintaining its configuration, architecture and interconnection specifications, as well as the information stored in these virtual data centers and which third-party internet service providers transmit. Furthermore, we do not have physical access to or control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. See also “Risks Related to Our Platform, Systems and Technology—Our platform has been, and may in the future be, subject to interruption and instability due to operational and technological failures, whether internal or external.” Our platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, disruptions, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. Although we carry business interruption insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our services or products.
In addition, any changes in AWS’ service levels may adversely affect our ability to meet the requirements of customers on our platform. Since our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our platform. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our platform increases. Any of the above circumstances or events or any negative publicity arising from such disruptions may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new customers, any of which could adversely affect our business, financial condition and results of operations.
Our commercial agreement with AWS will remain in effect until terminated by AWS or us pursuant to such agreement. AWS may terminate the agreement for convenience by providing us at least two years’ prior written notice. AWS may also terminate the agreement for cause upon a material breach of the agreement, subject to AWS providing prior written notice and a 30-day cure period. If AWS reasonably determines that our or any end users’ use of its services poses a security risk or threat to the function of their service offerings, AWS may also terminate the agreement for cause upon 90 days’ prior written notice and a 90-day cure period. AWS may also terminate the agreement upon 30 days’ prior written notice in order to comply with applicable law or requirements of governmental entities. Even though our platform is entirely in the cloud, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. In the event that our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs, interruptions in access to our website or online app or downtime in connection with the transfer to, or the addition of, new cloud infrastructure service providers.
Risks Related to Cybersecurity and Data Privacy
Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our customers or third-party service providers.
Our systems and those of our customers and third-party service providers have been and may in the future be vulnerable to hardware and cybersecurity issues. We, like other financial technology organizations, routinely are subject to cybersecurity threats and our technologies, systems and networks have been and may in the future be subject to attempted cybersecurity attacks. Such issues are increasing in frequency and evolving in nature. See also “Risks Related to Our Platform, Systems and Technology—Our platform has been, and may in the future be, subject to interruption and instability due to operational and technological failures, whether internal or external.”
Concerns about security increase when we transmit information (including personal data) electronically. Electronic transmissions can be subject to attack, interception, loss or corruption. In addition, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our customers or third-party service providers. Infiltration of our systems or those of our customers or third-party service providers could in the future lead to disruptions in systems, accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of confidential, sensitive or otherwise protected information (including personal data) and the corruption of data.
Cybersecurity attacks and other malicious internet-based activity continue to increase and financial technology platform providers have been and are expected to continue to be targeted. In light of media attention concerning increases in our number of customers and amount of customer assets, including since the onset of the COVID-19 pandemic, we may be a particularly attractive target of malicious attacks seeking to access customer data or assets. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse and denial-of-service attacks, sophisticated nation-state and nation-state-supported actors now engage in attacks (including advanced persistent threat intrusions). Further, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or other developments may result in a compromise or breach of the technology we use to protect customer data. As the breadth and complexity of the technologies we use and the software and platforms we develop continue to grow, including as a result of the use of mobile devices, cloud services, open source software, social media and the increased reliance on devices connected to the internet (known as the "Internet of Things"), the potential risk of security breaches and cybersecurity attacks also increases. Despite ongoing efforts to improve our ability to protect data from compromise, we may not be able to protect all of our data across our diverse systems. Our efforts to improve security and protect data from compromise may also identify previously undiscovered instances of security breaches or other cyber incidents. Our policies, employee training (including phishing prevention training), procedures and technical safeguards may also be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal data.
Additionally, due to the current COVID-19 pandemic, there is an increased risk that we may experience cybersecurity-related incidents as a result of our employees, service providers and other third parties working remotely on less secure systems and environments. Controls employed by our information technology department and our customers and third-party service providers, including cloud vendors, could prove inadequate.
Information security risks for financial service providers are increasing, in part because of the use of the internet and mobile technologies to conduct financial transactions and, in the case of cryptocurrencies, the use of digital wallets. In addition, the highly automated nature of our products and services, as well as the liquidity offered by products and services such as our Cash Management product, make us and our customers a target for illegal or improper uses, including fraudulent transactions. Those committing fraud using stolen or fabricated debit cards or account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses and customers like ours. In providing products and services to customers, we rely on our ability to manage, use, store, disclose, transfer and otherwise process a large volume of customer data, including personal information and other sensitive information.
While we take efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, and contract with third-party service providers to take similar steps, there can be no assurance that our safety and security measures (and those of our third-party service providers) will prevent damage to, or interruption or breach of, our information systems, data (including personal data) and operations. We have recently taken steps to expand and enhance our cybersecurity controls and practices and, as cybersecurity-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful. Certain measures that could increase the security of our systems take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. The inability to implement, maintain and upgrade adequate safeguards could have a material and adverse impact on our business, financial condition and results of operations.
Moreover, there could be public announcements regarding any cybersecurity-related incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our Class A common stock. Further, any publicized security problems affecting our businesses or those of third parties with whom we are affiliated or otherwise conduct business may discourage consumers from doing business with us, which could have a material and adverse effect on our business, financial condition and results of operations.
It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminals’ intent to commit cyber-crime, and these efforts may not be successful in anticipating, preventing, detecting or stopping attacks, or reacting in a timely manner. The increasing sophistication and resources of cyber criminals and other non-state threat actors and increased actions by nation-state actors make it difficult to keep up with new threats and could result in a breach of security. Additionally, we cannot guarantee that our insurance coverage would be sufficient to cover all losses. See “—Risks Related to Finance, Accounting and Tax Matters—Our insurance coverage may be inadequate or expensive.”
To the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of customers and employees may increase. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate, and our ability to monitor our third-party service providers’ data security practices are limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions.
We collect, store, share, disclose, transfer, use and otherwise process customer information and other data, including personal data, and an actual or perceived failure by us or our third-party service providers to protect such information and data or respect customers’ privacy could damage our reputation and brand, negatively affect our ability to retain customers and harm our business, financial condition, operating results, cash flows and prospects.
The operation of our platform involves the use, collection, storage, sharing, disclosure, transfer and other processing of customer information, including personal data, and security breaches and other security incidents could expose us to a risk of loss or exposure of this information, which could result in potential liability, investigations, regulatory fines, penalties for violation of applicable laws or regulations, litigation, and remediation costs, as well as reputational harm. Any or all of the issues above could adversely affect our ability to attract new customers and continue our relationship with existing customers, cause our customers to stop using our products and services, result in negative publicity or subject us to governmental, regulatory or third-party lawsuits, disputes, investigations, orders, regulatory fines, penalties for violation of applicable laws or regulations or other actions or liability, thereby harming our business, financial condition, operating results, cash flows, and prospects. Any accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data, including personal data, cybersecurity breach or other security incident that we, our customers or our third-party service providers experience or the perception that one has occurred or may occur, could harm our reputation, reduce the demand for our products and services and disrupt normal business operations. In addition, it may require us to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating, remediating or correcting the breach and any security vulnerabilities, defending against and resolving legal and regulatory claims, and preventing future security breaches and incidents, all of which could expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, divert resources and the attention of our management and key personnel away from our business operations, and cause us to incur significant costs, any of which could materially adversely affect our business, financial condition, and results of operations. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have an adverse effect on the trading price of our Class A common stock.
Security incidents have occurred in the past, and future incidents may result in unauthorized access to, loss of or unauthorized disclosure of this data, regulatory enforcement actions, litigation, indemnity obligations and other possible liabilities, as well as negative publicity. For example, from January 1, 2020 to October 16, 2020, approximately 2,000 Robinhood customer accounts were allegedly accessed by unauthorized users. We experienced negative publicity in connection with this incident and may in the future experience similar adverse effects relating to security incidents we experience, whether or not related to the security of our platform or systems. On January 8, 2021, a putative class action was filed against us in the Superior Court of the State of California in connection with this incident. Plaintiffs generally allege that RHF and RHS breached commitments made and duties owed to customers to safeguard customer data and assets. Plaintiffs assert eight causes of action for purported violations of common law, a right to privacy, and certain California statutes, including the CCPA. We have also received customer complaints, regulatory inquiries, examinations, enforcement actions and investigations by various state and federal regulatory bodies, including the SEC, FINRA and certain state regulators, including the NYDFS and the New York Attorney General, related to this incident. For more information, see “Business—Legal Proceedings—Account Takeovers.” A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, disputes, regulatory investigations, orders, damages, fines and penalties, indemnity obligations, damages for contract breach, penalties for violation of applicable laws and regulations, significant increases in compliance costs and reputational damage, any of which could have a material and adverse effect on our business, financial condition, operating results, cash flows and prospects.
We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business.
We are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer and other processing of personal data and other data, including the Gramm-Leach-Bliley Act of 1999 (“GLBA”), Section 5(c) of the Federal Trade Commission Act and the CCPA. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal data and to implement new processes to comply with those laws and our customers’ exercise of their rights thereunder.
In the U.S., federal law, such as the GLBA and its implementing regulations, restricts certain collection, processing, storage, use and disclosure of personal data, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal data through the issuance of data security standards or guidelines. The U.S. government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection, use and other processing of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. There is also a risk of enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have proposed and may propose new and different self-regulatory standards that either legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs.
Numerous states have enacted or are in the process of enacting state-level data privacy laws and regulations governing the collection, use, and other processing of state residents’ personal data. For example, the CCPA, which took effect on January 1, 2020, established a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes severe civil penalties and statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. However, it remains unclear how various provisions of the CCPA will be interpreted and enforced. In November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective in most material respects starting on January 1, 2023, the CPRA will impose additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA with additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. The effects of the CPRA, the CCPA, other similar state or federal laws and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant and may require us to modify our data processing practices and policies and could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future or incur potential liability in an effort to comply with such legislation.
The CPRA and the CCPA may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business. For example,

many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Compliance in the event of a widespread data breach may be costly.
The NYDFS also issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS, including RHC, to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation adds specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements. We have in the past and may in the future be subject to investigations and examinations by the NYDFS regarding, among other things, our cybersecurity practices. In particular, in July 2020, the NYDFS issued a report of its examination of RHC citing certain of our cybersecurity practices as “matters requiring attention.” Following subsequent investigation by the NYDFS’s Consumer Protection and Financial Enforcement Division, in March 2021, the NYDFS informed RHC of certain alleged violations of, among other things, cybersecurity and virtual currency (Part 500 and Part 200) requirements, including certain deficiencies in our policies and procedures regarding risk assessment, lack of an adequate incident response and business continuity plan, and deficiencies in our application development security. RHC and the NYDFS have reached a settlement in principle with respect to these allegations, subject to final documentation, in connection with which, among other things, RHC expects to pay a monetary penalty of $30.0 million and engage a monitor. See “Business—Legal Proceedings—RHC Anti-Money Laundering, Cybersecurity and Other Issues” for more information.
We make public statements about our use, collection, disclosure and other processing of personal data through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data, could result in significant awards, fines, civil and/or criminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and results of operations.
We may face particular privacy, data security, and data protection risks as we continue to expand into the U.K. and the EU in connection with the General Data Protection Regulation and other data protection regulations.
International expansion into the U.K. and the EU in the future, as well as the fact that our U.K.- and Netherlands-based subsidiaries have a limited number of U.K.- or EU-based employees and contractors (although they currently have no customers), subjects us or may subject us to the EU General Data Protection Regulation (“GDPR”), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance. As described further below, following Brexit, we also are subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the non-compliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements will likely apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
As of January 2021 (when the transitional period following Brexit expired), we have been required to comply with both the GDPR and the U.K. GDPR to the extent of our operations in the U.K. (given the conduct of activities falling under each law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. The relationship between the U.K. and the EU in relation to certain aspects of data protection law remains unclear, for example, with how data transfers between EU member states and the U.K. will be treated and the role of the U.K.’s Information Commissioner’s Office with respect to the EU following the end of the transitional period. Following the expiration of such period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the U.K. and European Economic Area.
Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data. These changes may lead to additional costs and increase our overall risk exposure. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to us, harm to our reputation and brand, damage to our relationships with customers and have an adverse effect on our business, financial condition and results of operations.
Risks Related to Our Brokerage Products and Services
If we do not maintain the capital levels required by regulators and SROs, or do not satisfy the cash deposit and collateral requirements imposed by certain other SROs such as the DTC, NSCC and OCC, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions, which could harm our business, financial condition, operating results, cash flows and prospects. In a worst-case scenario, failure to maintain these requirements could lead to our broker-dealer business being liquidated or wound down.
The SEC, FINRA and various other SROs have stringent rules with respect to the maintenance of specific levels of net capital and clearinghouse deposits by securities broker-dealers. Our failure to maintain the required net capital levels could result in immediate suspension of securities activities, suspension or expulsion by the SEC or FINRA, restrictions on our ability to expand our existing business or to commence new businesses and could ultimately lead to the liquidation of our broker-dealer entities and winding down of our broker-dealer business. If such net capital rules are changed or expanded, if there is an unusually large charge against net capital, or if we make changes in our business operations that increase our capital requirements, operations that require an intensive use of capital could be limited. A large operating loss or charge against net capital could have adverse effects on our ability to maintain or expand our business. See “Business—Regulation—Brokerage Regulation and Regulatory Capital and

Deposit Requirements—Net Capital and Deposit Requirements” for more information about our net capital requirements.
In addition to SEC and FINRA net capital requirements, as a clearing and carrying broker-dealer, RHS is subject to cash deposit and collateral requirements under the rules of the DTC, NSCC and OCC, which may fluctuate significantly from time to time based upon the nature and size of customers’ trading activity and market volatility. Because stock trades generally settle at the clearinghouse two days after execution, RHS is required to deposit funds, the amount of which can be significant, to ensure that RHS can meet its settlement obligations. The funds deposited are RHS funds and, under SEC rules, customer funds are not available to be used to satisfy clearinghouse deposit requirements. If RHS fails to meet any such deposit requirements, its ability to settle trades through the clearinghouse may be suspended or RHS may restrict trading in certain stocks in order to limit clearinghouse deposit requirements. In either event, RHS may be exposed to significant losses or disruptions in customers’ ability to trade. For example, the Early 2021 Trading Restrictions were implemented by RHS due to increased deposit requirements imposed on RHS by the NSCC in response to the unprecedented market volatility. In a worst case scenario, if RHS is unable to satisfy its deposit requirements, the NSCC may cease to act for RHS and liquidate its unsettled clearing portfolio. See “Business—Legal Proceedings—Early 2021 Trading Restrictions Matters” and “—Risks Related to Regulation and Litigation—We are involved in numerous litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations” for more information about the Early 2021 Trading Restrictions, and see “Business—Regulation—Brokerage Regulation and Regulatory Capital and Deposit Requirements—Net Capital and Deposit Requirements” for more information about RHS’s deposit requirements.
Where we have subsidiaries that are or will be licensed and regulated in certain U.S. states or non-U.S. jurisdictions, those entities are or will be subject to their own regulatory capital rules and requirements that they, and we as a group, need to or will need to comply with to avoid censure or other adverse consequences. Changes in those rules, or changes in our business operations, may result in changes to the amount of capital that is needed by those entities, which could have an adverse effect on the operational costs of running those businesses or to the viability of those businesses.
Our compliance and risk management policies and procedures as a regulated financial services company may not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk.
As a financial services company operating in the securities industry, among others, our business exposes us to a number of heightened risks. We have devoted significant resources to develop our compliance and risk management policies and procedures and will continue to do so, but there can be no assurance these are sufficient, especially as our business is rapidly growing and evolving. Nonetheless, our limited operating history, evolving business and rapid growth make it difficult to predict all of the risks and challenges we may encounter and may increase the risk that our policies and procedures to identify, monitor and manage compliance risks may not be fully effective in mitigating our exposure in all market environments or against all types of risk. Further, some controls are manual and are subject to inherent limitations and errors in oversight. This could cause our compliance and other risk management strategies to be ineffective. Other compliance and risk management methods depend upon the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. Insurance and other traditional risk-shifting tools may be held by or available to us in order to manage certain exposures, but they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. Any failure to maintain effective compliance and other risk management strategies could have an adverse effect on our business, financial condition and results of operations. We are also exposed to heightened regulatory risk because our business is subject to extensive regulation and oversight in a variety of areas, and such regulations are subject to evolving interpretations and application and it can be difficult to predict how they may be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions. For example, when we launched our fractional shares program in 2019, we did not report proprietary fractional trades to FINRA’s Trade Reporting Facility based on our understanding of the reporting requirements. Since then, FINRA has informed us that such trades should be reported. As a result, we began reporting fractional shares in January 2021, and we are in the process of reviewing past transactions so that we can report such data, which may result in fines or penalties for failing to do so at the time of the trade. Additionally, the regulatory landscape involving cryptocurrencies is constantly evolving and RHC may be subject to fines, penalties or loss of regulatory licenses if the SEC or any other regulators issue new regulations or interpretive guidance related to cryptocurrencies that prohibit any of our current business practices. Also, due to market volatility, it is difficult to predict how much capital we will need in the future to meet net capital and deposit requirements. If either RHS or RHF fails to maintain specified levels of capital, our ability to settle trades through DTC may be suspended or we may be forced to restrict trading in certain stocks in order to limit clearinghouse deposit requirements, or we could be subject to immediate suspension or revocation of registration, and suspension or expulsion could ultimately lead to the liquidation of either entity or to our broker-dealer business being wound down. Any perceived or actual breach of laws and regulations could negatively impact our business, financial condition or results of operations. It is possible that these laws and regulations could be interpreted or applied in a manner that would prohibit, alter, or impair our existing or planned products and services. See “Business—Regulation” for more information about the laws and regulations that apply to our current business operations and future business plans.
We are subject to potential losses as a result of our clearing and execution activities.
RHS provides clearing and execution services for our securities brokerage business. Clearing and execution services include the confirmation, receipt, settlement and delivery functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession or control of customer securities and other assets, the clearing of customer securities transactions and lending money to customers on margin. Our clearing operations require a commitment of our capital and, despite safeguards implemented by our software, involve risks of losses due to the potential failure of our customers to perform their obligations under these transactions and margin loans. If our customers default on their obligations, including failing to pay for securities purchased, deliver securities sold or meet margin calls, we remain financially liable for such obligations, and although these obligations are collateralized, we are subject to market risk in the liquidation of customer collateral to satisfy those obligations. While we have established systems and processes to manage risks related to our clearing and execution services, there can be no assurance that such systems and processes will be adequate. Any liability arising from clearing and margin operations could have an adverse effect on our business, financial condition and results of operations.
In addition, as a clearing member firm of securities and derivatives clearinghouses in the United States, we are also exposed to clearing member credit risk. Securities and derivatives clearinghouses require member firms to deposit cash, stock and/or government securities for margin requirements and to clearing funds. If a clearing member defaults in its obligations to the clearinghouse in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. Many clearinghouses of which we are members also have the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost to us if we are required to pay such assessments.
When our customers purchase securities on margin or trade options, we are subject to the risk that our customers may default on their obligations when the value of the securities and cash in their accounts falls below the amount of the customers’ indebtedness. Abrupt changes in securities valuations, which are subject to fluctuations and subjectivity, and the failure of customers to meet margin calls could result in substantial losses.
Further, in addition to SEC and FINRA net capital requirements, as a clearing and carrying broker-dealer, RHS is subject to cash deposit and collateral requirements under the rules of the DTC, NSCC and

OCC. For example, stock trades generally settle at the clearinghouse two days after execution and clearinghouses may require a broker-dealer participant to deposit funds to ensure that the broker-dealer can meet its settlement obligations. These deposit requirements are designed to mitigate risk to the clearinghouse and its participants and can be large, especially if positions are concentrated in particular stocks, are predominantly in the same direction (i.e., predominantly buys or predominantly sells) or if the stock prices are volatile. The funds deposited are RHS funds and, under SEC rules, customer funds are not available to be used to satisfy clearinghouse deposit requirements. If RHS fails to meet any such deposit requirements, its ability to settle trades through the clearinghouse may be suspended or it may restrict trading in certain stocks in order to limit clearinghouse deposit requirements (as in the case of the Early 2021 Trading Restrictions), which could result in our customers leaving our platform or subject us to litigation or regulatory or U.S. Congressional investigations and inquiries. In such case, RHS may be exposed to significant losses or disruptions in customers’ ability to trade. Furthermore, in the event that a significant amount of customers’ open trades fail to settle, RHS may be exposed to potential loss of the deposits and capital expended to meet its deposit requirements. Any liability arising in connection with any such events could have an adverse effect on our business, financial condition and results of operations. In a worst-case scenario, if RHS is unable to satisfy its deposit requirements, the NSCC may cease to act for RHS and liquidate its unsettled clearing portfolio. See “Business—Legal Proceedings” and “—Risks Related to Regulation and Litigation—We are involved in numerous litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations” for more information about the Early 2021 Trading Restrictions, and see “Business—Regulation—Brokerage Regulation and Regulatory Capital and Deposit Requirements—Net Capital and Deposit Requirements” for more information about RHS’s net capital and deposit requirements.
Any inability to maintain adequate banking relationships with respect to our Cash Management product may adversely affect our business.
In 2019, we launched our Cash Management product, under which we offer customers the ability to spend and earn interest on funds in their brokerage account that are not otherwise invested. Our customers who opt in to our Cash Management product have their uninvested cash automatically moved into deposits at a network of program banks. In connection with this service, we rely heavily on our relationships with partner banks to ensure the continued effectiveness of our Cash Management product. There can be no assurance that we will be able to maintain or establish adequate banking relationships. If we are unable to maintain and adequately grow our network of bank partners, our Cash Management product may be adversely impacted. In addition, if we cannot maintain sufficient relationships with the appropriate banks that provide these services, we would be required to implement alternative cash management procedures, which may result in increased costs.
Our exposure to credit risk with customers and counterparties could result in losses.
We extend margin credit and leverage to customers, which are collateralized by customer cash and securities. We also borrow and lend securities in connection with our broker-dealer business. By permitting customers to purchase securities on margin, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets (including rapid declines in the trading price of individual securities) in which the value of the collateral held by us could fall below the amount of a customer’s indebtedness. In addition, in accordance with regulatory guidelines, we collateralize borrowings of securities by depositing cash or securities with lenders. Sharp changes in market values of substantial amounts of securities in a short period of time and the failure by parties to the borrowing transactions to honor their commitments could have adverse effects on our financial condition and results of operations. Such changes could also adversely impact our capital because our clearing operations require a commitment of our capital and, despite safeguards implemented by our software, involve risks of losses due to the potential failure of our customers to perform their obligations under these transactions and margin loans. We have policies and procedures designed to manage credit risk, but we cannot guarantee that such policies and procedures will be fully effective.

Providing investment education tools could subject us to additional risks if such tools are construed to be investment advice or recommendations.
We provide a variety of investment education and tools and financial news (including our “Robinhood Snacks” newsletters and podcasts) to our customers that we do not consider investment advice or an investment recommendation, but we cannot guarantee that such services could not be construed as constituting investment advice or recommendations by customers or regulatory agencies. Additionally, Robinhood Gold members have access to stock research reports prepared by our third-party partner, Morningstar, Inc. Risks associated with providing investment advice include those arising from how we disclose and address possible conflicts of interest, inadequate due diligence, inadequate disclosure, human error and fraud. New regulations, such as the SEC’s Regulation Best Interest and certain state broker-dealer regulations, will impose heightened conduct standards and requirements if we are deemed to provide recommendations to retail investors. In addition, various states are considering potential regulations or have already adopted certain regulations that could impose additional standards of conduct or other obligations on us if we provide investment advice or recommendations to our customers. Furthermore, we could be subject to investigations by regulatory agencies if our services are construed as constituting investment advice or recommendations. For example, in 2020, the MSD issued certain amendments to the Massachusetts securities law, which, among other things, apply a fiduciary conduct standard to broker-dealers and agents when dealing with their customers. In December 2020, the Enforcement Section of MSD filed a complaint against us stipulating that the fiduciary conduct standard applies to us by alleging that our product features and marketing strategies amount to investment recommendations. See “Business—Legal Proceedings” for more information. To the extent that the services we provide are construed or alleged to constitute investment advice or recommendations and we fail to satisfy regulatory requirements, fail to know our customers, improperly advise our customers, or risks associated with advisory services otherwise materialize, we could be found liable for losses suffered by such customers, or could be subject to regulatory fines, penalties and other actions such as business limitations, any of which could harm our reputation and business.
Risks Related to Our Cryptocurrency Products and Services
The loss, destruction or unauthorized use or access of a private key required to access any of our cryptocurrencies may result in irreversible loss of such cryptocurrencies. If we are unable to access our private keys or if we experience a hack or other data loss relating to the cryptocurrencies we hold on behalf of customers, our customers may be unable to trade their cryptocurrency and our reputation and business could be harmed.
As of December 31, 2020 and June 30, 2021, $3.5 billion and $22.7 billion of our AUC, respectively, was attributed to cryptocurrencies. As our business continues to grow and we expand RHC’s product and service offerings, so do the risks associated with failing to safeguard and manage our customers’ cryptocurrencies. Our success and the success of our offerings requires significant public confidence in our ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. Any failure by us to maintain the necessary controls or to manage customer cryptocurrencies and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of RHC, and result in significant penalties and fines and additional restrictions, which could harm our reputation, business, financial condition or results of operations.
Cryptocurrencies are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which such currency is held. While blockchain ledgers require a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and stored securely in order to prevent an unauthorized third party from accessing the assets held in such wallet. RHC holds all cryptocurrencies in custody in two types of wallets: (i) hot wallets, which are managed online, and (ii) cold wallets, which are managed entirely offline on a computer stored in one or more secure data facilities. In general, the overwhelming majority of cryptocurrency coins on our platform are held in cold storage, though some coins are held in hot wallets to support day-to-day operations. To the extent any of our private keys are lost, destroyed, unable to be accessed by us or otherwise compromised and no backup of such private key is accessible, we will be unable to access the assets held in the related hot or cold wallet. Further, we cannot provide assurance that any or all of our wallets will not be hacked or compromised such that cryptocurrencies are sent to one or more private addresses that we do not control, which could result in the loss of some or all of the cryptocurrencies that RHC holds in custody on behalf of customers. Any such losses may be significant, and we may not be able to obtain insurance coverage for some or all of those losses. Cryptocurrencies and blockchain technologies have been, and may in the future be, subject to security breaches, hacking or other malicious activities. For example, in August 2021, hackers were able to momentarily take over the Bitcoin SV network, allowing them to spend coins they did not have and prevent transactions from going through. Any loss of private keys relating to, or hack or other compromise of, hot wallets or cold wallets used to store our customers’ cryptocurrencies could result in total loss of customers’ cryptocurrencies (given our insurance coverage does not cover all customers’ cryptocurrency balances and cryptocurrency investments through RHC are not protected by the Securities Investor Protection Corporation (the “SIPC”)) or adversely affect our customers’ ability to sell their assets and could harm customer trust in us and our products. For more information about our insurance coverage and its limitations, see “—Risks Related to Finance, Accounting and Tax Matters—Our insurance coverage may be inadequate or expensive.” Additionally, any such security compromises or any business continuity issues affecting our cryptocurrency market makers may affect the ability of our customers to trade or hold in cryptocurrencies on our platform and could harm customer trust in us and our products.
The prices of cryptocurrencies are extremely volatile. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of RHC’s business, financial condition and results of operations.
The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. As a result, the prices of cryptocurrencies are highly speculative. The prices of cryptocurrencies have been subject to dramatic fluctuations to date. Several factors may affect price, including, but not limited to:
•Global cryptocurrency supply, including various alternative currencies which exist, and global cryptocurrency demand, which can be influenced by the growth or decline of retail merchants’ and commercial businesses’ acceptance of cryptocurrencies as payment for goods and services, the security of online cryptocurrency exchanges and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure and regulatory restrictions on their use.
•Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and there is no assurance that such a fork would not result in a sustained decline in the market price of cryptocurrencies.
•Changes in the rights, obligations, incentives or rewards for the various participants in a blockchain network.
•The maintenance and development of the software protocol of cryptocurrencies.
•Cryptocurrency exchanges deposit and withdrawal policies and practices, liquidity on such exchanges and interruptions in service from or failures of such exchanges.
•Regulatory measures, if any, that affect the use and value of cryptocurrencies.

•Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.
•Actual or perceived manipulation of the markets for cryptocurrencies.
•Actual or perceived threats that cryptocurrencies and related activities such as mining have adverse effects on the environment or are tied to illegal activities.
•Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.
•Expectations with respect to the rate of inflation in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations.
The cryptocurrency markets are volatile, and changes in the prices and/or trading volume of cryptocurrencies may adversely impact RHC’s growth strategy and business. In addition, while we have observed a positive trend in the total market capitalization of cryptocurrency assets historically, driven by increased adoption of cryptocurrency trading by both retail and institutional investors as well as continued growth of various non-investing use cases, historical trends are not indicative of future adoption, and it is possible that the adoption of cryptocurrencies may slow, take longer to develop or never be broadly adopted, which would negatively impact our business, financial condition and results of operations. Volatility in the values of cryptocurrencies caused by the factors described above or other factors may impact our regulatory net worth requirements as well as the demand for our services and therefore have an adverse effect on our business, financial condition and results of operations.
A substantial portion of the recent growth in our net revenues earned from cryptocurrency transactions is attributable to transactions in Dogecoin. If demand for transactions in Dogecoin declines and is not replaced by new demand for other cryptocurrencies available for trading on our platform, our business, financial condition and results of operations could be adversely affected.
For the three months ended June 30, 2021, 41% of our total revenue was derived from transaction-based revenues earned from cryptocurrency transactions, compared to 17% for the three months ended March 31, 2021. While we currently support a portfolio of seven cryptocurrencies for trading, for the three months ended June 30, 2021, 62% of our cryptocurrency transaction-based revenue was attributable to transactions in Dogecoin, as compared to 34% for the three months ended March 31, 2021. As such, in addition to the factors impacting the broader cryptoeconomy described elsewhere in this section, RHC’s business may be adversely affected, and growth in our net revenue earned from cryptocurrency transactions may slow or decline, if the markets for Dogecoin deteriorate or if the price of Dogecoin declines, including as a result of factors such as negative perceptions of Dogecoin or the increased availability of Dogecoin on other cryptocurrency trading platforms.
Regulation of the cryptocurrency industry continues to evolve and is subject to change. Moreover, securities and commodities laws and regulations and other bodies of laws can apply to certain cryptocurrency businesses. These laws and regulations are complex and our interpretations of them may be subject to challenge by the relevant regulators. Future regulatory developments are impossible to predict with certainty. Changes in laws and regulations, or our failure to comply with them, may negatively impact our ability to allow customers to buy, hold and sell cryptocurrencies with us in the future and may significantly and adversely affect our business.
RHC provides users with the ability to buy, hold and sell a limited number of cryptocurrencies, such as Bitcoin, Ethereum and Dogecoin. Cryptocurrencies have experienced significant price volatility, technological glitches and various law enforcement and regulatory interventions. Both domestic and foreign regulators and governments are increasingly focused on the regulation of cryptocurrencies. In the United States, cryptocurrencies are regulated by both federal and state authorities, depending on the context of their usage. Regulation of cryptocurrencies continues to evolve. Cryptocurrency market disruptions and resulting governmental interventions are unpredictable, and may make cryptocurrencies, or certain cryptocurrency business activities, illegal altogether. There is a substantial risk of inconsistent regulatory guidance among federal and state agencies and among state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede the growth and operations of RHC.
RHC currently provides a trading platform for a limited number of cryptocurrencies that we have analyzed under applicable internal policies and procedures and do not believe are securities under the U.S. securities laws. Although our policies and procedures are intended to enable us to make risk-based assessments regarding the likelihood that a particular cryptocurrency could be deemed a security under applicable laws, including federal securities laws, they are not legal determinations as to whether a particular digital asset is a security under such laws. Accordingly, regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC or a court were to determine that a cryptocurrency currently traded on our platform is a “security” under U.S. law. Although the SEC has not asserted that all cryptocurrencies are securities, the SEC Staff has indicated that the determination of whether or not a cryptocurrency is a security depends on the characteristics and use of that particular asset. In addition, the SEC has previously determined that certain cryptocurrencies traded on other platforms are securities, subject to federal securities laws. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations associated with the offer, sale, trading and clearing of such assets. For example, in the United States, securities (and therefore any cryptocurrencies deemed to be securities) may generally be offered or sold in the United States only pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration, and persons that effect transactions in cryptocurrencies that are securities in the United States may be subject to registration with the SEC as a broker or dealer. Any such determination that a cryptocurrency available for trading on our platform is a security could result in significant market dislocations, trading suspensions and lawsuits from customers. To the extent that the SEC or a court determines that any cryptocurrencies that are available for trading on the RHC platform are securities, that determination could prevent us from continuing to support trading of those cryptocurrencies. It may also result in regulatory enforcement penalties and financial losses to RHC in the event that RHC has liability to its customers and may need to compensate them for any losses or damages. A determination by the SEC or a court that a cryptocurrency that we currently make available for trading on our platform constitutes a security may also result in our determination that it is advisable to remove other cryptocurrencies from our platform that have similar characteristics to the cryptocurrency that was determined to be a security.
In addition, the growth of RHC may be adversely affected if we are not able to expand RHC’s platform to include additional cryptocurrencies that the SEC has determined to be securities or that we believe are likely to be determined to be securities. Our business could be adversely affected by the listing and delisting of cryptocurrencies on our trading platform and general trends concerning cryptocurrencies. In addition, future regulatory actions or policies may limit or restrict cryptocurrency usage, custody or trading, or the ability to convert cryptocurrencies to fiat currencies. For example, in August 2021, Chair Gensler remarked on the need for further regulatory oversight of crypto trading and crypto lending platforms. Any such future regulatory actions or policies may reduce the demand for cryptocurrency trading, which could have an adverse effect on our business, financial condition and results of operations.
If in the future we were to allow customers to deposit and withdraw cryptocurrencies into and from our platform, such deposits and withdrawals could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business, financial condition and results of operations.
We currently do not allow customers to deposit or withdraw cryptocurrencies into or from our platform, but we may offer this feature in the future. As noted above, cryptocurrencies are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which such cryptocurrency is held. In order to deposit cryptocurrencies held by a customer into our platform, a customer would need to “sign” a transaction that consists of the private key of the wallet from which the customer is transferring cryptocurrency, direct the deposit using the public key of a wallet that we would control and which we would provide to the customer, and we would broadcast the deposit transaction onto the underlying blockchain network. Similarly, to withdraw cryptocurrencies from our platform, the customer would need to provide us with the public key of the wallet that the cryptocurrencies are to be transferred to, and a party with access to the private keys of wallet holding the cryptocurrency to be withdrawn would be required to “sign” a transaction authorizing the transfer. In addition, some crypto networks might require additional information to be provided in connection with any transfer of cryptocurrencies into or from our platform and wallets. A number of errors could occur in the process of depositing or withdrawing cryptocurrencies into or from our platform, such as typos, mistakes, or the failure to include the information required by the blockchain network. For instance, a user could incorrectly enter our wallet’s public key or the desired recipient’s public key when depositing and withdrawing from our platforms, respectively. Alternatively, a user could transfer cryptocurrencies to a wallet address that he or she does not own, control or hold the private keys to. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created. For instance, a Bitcoin wallet address can only be used to send and receive Bitcoins. If any Ethereum, Dogecoin or other cryptocurrency is sent to a Bitcoin wallet address, or if any of the foregoing errors occur, such cryptocurrencies could be permanently and irretrievably lost with no means of recovery. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business, financial condition and results of operations.
Additionally, allowing customers to deposit and withdraw cryptocurrencies into and from our platform could expose us to heightened risks related to potential violations of trade sanctions, including OFAC regulations, and anti-money laundering and counter-terrorist financing laws if individuals specifically exploit this feature to conduct fraudulent transfers, illegal activity or money laundering. Such fraudulent transactions may be difficult or impossible for us to detect and void such transactions in certain circumstances. The use of our platform for illegal or improper purposes could subject us to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business, financial condition or results of operations. See “—Risks Related to Regulation and Litigation—We are subject to governmental laws and requirements regarding economic and trade sanctions, anti-money laundering and counter-terror financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.”
A temporary or permanent blockchain “fork” could adversely affect our business.
Most blockchain protocols, including Bitcoin and Ethereum, are open source. Any user can download the software, modify it and then propose that users and miners of Bitcoin, Ethereum or other blockchain protocols adopt the modification. When a modification is introduced and a substantial majority of miners consent to the modification, the change is implemented and the Bitcoin, Ethereum or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of impacted blockchain protocol network and respective blockchain with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the Bitcoin, Ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s cryptocurrency lacking interchangeability.
Both Bitcoin and Ethereum protocols have been subject to “forks” recently that resulted in the creation of new networks, including, among others, Bitcoin Cash, Bitcoin SV, Bitcoin Diamond, Bitcoin Gold and

Ethereum Classic. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked cryptocurrencies. Due to the lack of a central registry or rulemaking body in the cryptocurrency market, no single entity has the ability to dictate the nomenclature of forked cryptocurrencies, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked cryptocurrencies, and which results in further confusion to customers as to the nature of cryptocurrencies they hold on platforms. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption and price of Bitcoin, Ethereum or any of their forked alternatives.
Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some cryptocurrency platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network.
A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks or security weaknesses, any of which can further lead to temporary or even permanent loss of customer cryptocurrencies. Such disruption and loss could cause our company to be exposed to liability, even in circumstances where we have no intention of supporting a cryptocurrency compromised by a fork.
Moreover, we may not wish to or be able to support a cryptocurrency resulting from the fork of a network which may cause our customers to lose confidence in us or reduce their engagement on our platform. In assessing whether we will support a cryptocurrency resulting from the fork of a network, among our top priorities is to safeguard our customer’s assets, and we spend extensive time designing, building, testing, reviewing and auditing its systems to ensure that the cryptocurrencies it supports remain safe and secure. There are several considerations that RHC considers as part of a general cryptocurrency approval policy (including security or infrastructure concerns that may arise with the integration of any new cryptocurrency into the technical infrastructure that allows us to secure customer cryptocurrencies and to transact securely in corresponding blockchains), which may operate to limit RHC’s ability to support forks. Further, RHC generally does not support a forked cryptocurrency that does not have support from a majority of the affiliated third-party miner and developer community.
Whether RHC is obligated to provide services for a new and previously unsupported cryptocurrency is a question of contract, as recognized in recent published rulings of the California appellate courts, such as Archer v. Coinbase, 53 Cal App. 5th 266 (App. 1st Dist. 2020) and federal district courts, such as BDI Capital, LLC v. Bulbul Investments LLC, 446F.Supp.3d 1127, 1138 (N.D. Ga. 2020). The RHC User Agreement, which each customer must enter into in order to trade cryptocurrencies on the Company’s platform, clearly indicates that (i) RHC has the sole discretion to determine whether RHC will support a forked network and the approach to such forked cryptocurrencies, (ii) RHC is unlikely to support most forked networks and (iii) RHC may temporarily suspend trading for a cryptocurrency whose network is undergoing a fork without advanced notice to the customer while RHC determines which, if any, forked network and forked cryptocurrencies to support on our platform. Regardless of the foregoing, we may in the future be subject to claims by customers arguing that they are entitled to receive certain forked cryptocurrencies by virtue of cryptocurrencies that they hold with us. If any customers succeed on a claim that they are entitled to receive the benefits of a forked cryptocurrency that we do not or are unable to support, we may be required to pay significant damages, fines or other fees to compensate customers for their losses.

Any inability to maintain adequate relationships with affiliates, third-party banks and market makers with respect to, and any inability to settle customer trades related to, RHC’s cryptocurrency offerings, may adversely affect our business, financial condition and results of operations.
RHC relies on its affiliates (including its affiliate clearing broker), third-party banks and market makers to provide its cryptocurrency products and services to its customers. The cryptocurrency market operates 24 hours a day, seven days a week. The cryptocurrency market does not have a centralized clearinghouse, and the transactions in cryptocurrencies on our platform rely on direct settlements between RHC and its customers and direct settlements between RHC and RHC’s market makers after customer trades are executed. Accordingly, RHC relies on its affiliate clearing brokerage and third-party banks to facilitate cash settlements between customers’ brokerage accounts and RHC and relies on the ability of its market makers to complete cryptocurrency settlements with RHC to obtain cryptocurrency for customer accounts. In addition, RHC must maintain cash assets in its bank accounts sufficient to meet the working capital needs of its business, which includes deploying available working capital to facilitate cash settlements between RHC and its customers or RHC and its market makers (as well as maintaining the minimum capital required by regulators such as the NYDFS). If RHC’s affiliate clearing broker, third-party banks or market makers have operational failures and cannot perform and facilitate RHC’s routine cash and cryptocurrency settlement transactions, RHC will be unable to support normal trading operations on its cryptocurrency trading platform and these disruptions could have an adverse impact on our business, financial condition and results of operations. Similarly, if RHC fails to maintain cash assets in its bank accounts sufficient to meet the working capital needs of its business and necessary to complete routine cash settlements related to customer trading activity, such failure could impair RHC’s ability to support normal trading operations on our cryptocurrency platform and these disruptions could have an adverse impact on our business, financial condition and results of operations.
We may also be harmed by the loss of any of RHC’s banking partners and market makers. As a result of the many regulations applicable to cryptocurrencies or the risks of crypto assets generally, many financial institutions have decided, and other financial institutions may in the future decide, to not provide bank accounts (or access to bank accounts), payments services or other financial services to companies providing cryptocurrency products, including us. Consequently, if we or our market makers cannot maintain sufficient relationships with the banks that provide these services, banking regulators restrict or prohibit banking of cryptocurrency businesses, or if these banks impose significant operational restrictions, it may be difficult for us to find alternative business partners for our cryptocurrency offerings, which may result in a disruption of our business and could have an adverse impact on our reputation, business, financial condition and results of operations.
From time to time, we may encounter technical issues in connection with changes and upgrades to the underlying networks of supported cryptocurrencies, which could adversely affect the success of RHC’s business, financial condition and results of operations.
Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain networks may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platform. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such cryptocurrency, our customers’ assets may be frozen or lost, the security of our hot or cold wallets may be compromised and our platform and technical infrastructure may be affected, all of which could adversely impact the success of RHC’s business, financial condition and results of operations.

Risks Related to Our Intellectual Property
Any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could adversely affect our business, financial condition and results of operations.
Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property rights and technology. Unauthorized use of our intellectual property or a violation of our intellectual property rights by third parties may damage our brand and our reputation. We rely on a combination of trademark, patent, copyright, and trade secret laws in the U.S. and internationally, our terms and conditions, other contractual provisions and technological measures to protect our intellectual property rights from infringement, misappropriation or other violation to maintain our brand and competitive position. Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies.
The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating, diluting or otherwise violating our intellectual property rights or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. There can be no assurance our intellectual property rights will be sufficient to protect against unauthorized parties offering products or services that are substantially similar to ours and compete with our business or attempting to copy aspects of our technology and use information that we consider proprietary.
In addition, to registered intellectual property rights, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information and know-how. We attempt to protect our intellectual property, technology, and confidential information by requiring our employees, contractors, consultants, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure and confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.
The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
We will not be able to protect our intellectual property rights if we do not detect unauthorized use of our intellectual property rights. We also may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the United States and certain non-U.S. countries, and our intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights.
In order to protect our intellectual property rights, we may be required to expend significant resources to apply for, maintain, monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. An adverse outcome in such litigation or proceedings may therefore expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and have an adverse effect on our business, financial condition and results of operations.
We have been, and may in the future be, subject to claims that we violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations, and financial condition.
Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or services are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. Additionally, companies in the technology industry own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various “non-practicing entities,” and other intellectual property rights holders have in the past and may in the future attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.
Our use of third-party software and other intellectual property rights may be subject to claims of infringement or misappropriation. The vendors who provide us with technology that we incorporate in our product offerings also could become subject to various infringement claims. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe, misappropriate or otherwise violate the intellectual property rights of others.
From time to time, our competitors or other third parties may claim, and have in the past claimed, that we are infringing upon, misappropriating or otherwise violating their intellectual property rights. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, results of operations, cash flows or prospects. Any claims or litigation, even those without merit and regardless of the outcome, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial costs or damages, obtain a license, which may not be available on commercially reasonable terms or at all, pay significant ongoing royalty payments, settlements or licensing fees, satisfy indemnification obligations, prevent us from offering our products or services or using certain technologies, force us to implement expensive and time-consuming work-arounds or re-designs, distract management from our business or impose other unfavorable terms.
We expect that the occurrence of infringement claims is likely to grow as the market for financial services grows and as we introduce new and updated products and services, and the outcome of any allegation is often uncertain. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition and results of operations.
We may not be able to obtain, maintain, protect, defend and enforce our trademarks and trade names, or build name recognition in our markets of interest, thereby harming our competitive position.
We believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. We may be unable to obtain trademark protection for our technologies, logos, slogans and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Further, we may not timely or successfully register our trademarks.
If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. We have registered, among other trademarks, the term “Robinhood” and our feather logo in the United States and certain other jurisdictions. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Furthermore, our trademarks may be opposed, contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them or using similar marks in a manner that causes confusion or dilutes the value or strength of our brand. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our trademark rights and to determine the validity and scope of the trademark rights of others. Our efforts to obtain, maintain, protect, defend and enforce our trademarks may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition, and results of operations.
We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe, misappropriate or otherwise violate, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.
We have registered domain names that we use in, or are related to, our business, most importantly www.robinhood.com and www.robinhood.net. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm or cause us to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United States due to a variety of reasons. In addition, our competitors and other third parties could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent our competitors and other third parties from acquiring and using domain names that infringe, misappropriate, or otherwise violate, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Obtaining, maintaining, protecting, defending and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.
Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that could harm our business.
We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. We could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement, which may be a costly and time-consuming process. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.
Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.
We may be unable to halt the operations of third-party websites that aggregate or misappropriate our data.
Third parties may misappropriate our data through website scraping, robots, or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites may misappropriate data from our platform and attempt to imitate our brand or the functionality of our website. If we become aware of such websites, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites in a timely manner and, even if we are successful in detecting such websites, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites operating outside of the U.S., our available remedies may not be adequate to protect us against the effect of the operation of such websites. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, financial condition, operating results, cash flows, and prospects. In addition, to the extent that such activity creates confusion among customers, our brand and business could be harmed.
If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.
We license certain intellectual property, including technologies, data, content and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.
Risks Related to Finance, Accounting and Tax Matters
Our failure to properly handle cash, securities and cryptocurrencies held on behalf of customers could harm our business and reputation.
Our ability to hold, handle and account accurately for the cash, securities and cryptocurrencies in our customers’ accounts requires a high level of internal controls, and our success requires significant customer confidence in our ability to do so. As our business continues to grow and we expand our products and services, we must continue to strengthen our associated internal controls. Any failure to maintain the necessary controls or to manage our customers’ funds and securities accurately could result in reputational harm, lead customers to discontinue or reduce their use of our products and services and result in regulatory actions, including significant penalties and fines, which could harm our business.
Covenants in our credit agreements may restrict our operations and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely impacted.
We have entered into two credit agreements and may enter into additional agreements for other borrowing in the future. These agreements contain various restrictive covenants, including, among other things, minimum liquidity and revenue requirements, restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders or enter into certain types of related person transactions. These agreements also contain financial covenants, including obligations to maintain certain capitalization amounts and other financial ratios. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry or take future actions, including our ability to incur debt to increase our liquidity position.
Our ability to meet these restrictive covenants can be impacted by events beyond our control and we may be unable to do so. The credit agreements provide that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under our debt agreements to be immediately due and payable. In addition, our lenders may have the right to proceed against the assets we provided as collateral pursuant to the agreements. If the debt under the credit agreements were to be accelerated, and if we did not have sufficient cash on hand or be able to sell sufficient collateral to repay it, it would have an immediate adverse effect on our business, financial condition and results of operations.
Our insurance coverage may be inadequate or expensive.
We are subject to claims in the ordinary course of business. These claims may involve substantial amounts of money and involve significant defense costs. It is not possible to prevent or detect all activities giving rise to claims and the precautions we take may not be effective in all cases. We maintain voluntary and required insurance coverage, including, among others, general liability, property, director and officer, excess-SIPC, business interruption, cyber and data breach, errors and omissions, crime and fidelity bond insurance. Our insurance coverage is expensive and maintaining or expanding our insurance coverage may have an adverse effect on our results of operations and financial condition.
Our insurance coverage may be insufficient to protect us against all losses and costs stemming from operational and technological failures and we cannot be certain that such insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. For example, we offer a guarantee to our customers to fully reimburse direct losses that occur due to unauthorized activity that is not the fault of the customer, and any such losses we incur in satisfaction of this guarantee may not be fully or partially covered by insurance. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.
Changes in U.S. tax laws and policies could adversely impact our financial condition and results of operations.
We are subject to complex and evolving U.S. tax laws and regulations, which may in the future make changes to corporate income tax rates (including increases proposed by the Biden administration), the treatment of foreign earnings, or other income tax laws that could affect our future income tax provision and reduce our earnings while increasing the complexity, burden and cost of tax compliance.
Our determination of our tax liability is subject to review by applicable tax authorities. Any adverse outcome of such a review could harm our results of operations and financial condition. The determination of our tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is complex and uncertain. In addition, our future effective tax rates could be favorably or unfavorably affected by changes in tax rates, changes in the valuation of our deferred tax assets or liabilities, the effectiveness of our tax planning strategies or changes in tax laws or their interpretation. Such changes could have an adverse effect on our financial condition.
Although we believe our estimates are reasonable, as a result of these and other factors, the ultimate amount of our tax obligations owed may differ from the amounts recorded in our consolidated financial statements and any such difference may harm our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

In addition, certain members of the U.S. Congress and individual state legislatures have proposed the imposition of new taxes on a broad range of financial transactions, including transactions that occur on our platform, such as the buying and selling of stocks, derivative transactions, and cryptocurrencies. If enacted, such proposed financial transaction taxes could increase the cost to customers of investing or trading on our platform and reduce or adversely affect U.S. market conditions and liquidity, our customers’ investment performance, general levels of interest in investing and the volume of trades and other transactions from which we derive transaction revenues, as well as on our business, financial condition and results of operations. See “Risks Related to Our Business—Proposed legislation that would impose taxes on certain financial transactions could have a material adverse effect on our business, financial condition and results of operations.”
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.
During 2020, we utilized substantially all of our U.S. federal and state net operating loss ("NOL") carryforwards, excluding California due to the enactment of Assembly Bill No. 85. As a result, as of December 31, 2020, we had U.S. state NOL carryforwards of $32.3 million that will begin to expire in 2034 if not utilized, and non-U.S. NOL carryforwards of $4.7 million that do not expire. Under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” (as defined by the Code) may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes such as research tax credits to offset future taxable income. If it is determined that we have in the past experienced an ownership change, or if we undergo one or more ownership changes as a result of future transactions in our stock, then our ability to utilize NOLs and other pre-change tax attributes could be limited by Sections 382 and 383 of the Code, and similar state provisions. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 or 383 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize our NOLs, even if we maintain profitability.
We expended and may continue to expend substantial funds in connection with the tax withholding and remittance obligations related to the settlement of RSUs and/or the exercise of outstanding stock options depending on the manner in which we fund these liabilities, which may have an adverse effect on our financial condition and results of operations. We have also implemented “sell-to-cover” arrangements in which shares of our Class A common stock are sold into the market on behalf of RSU holders upon settlement of RSUs to cover tax withholding liabilities and such sales will result in dilution to our stockholders.
We have expended and may continue to expend substantial funds to satisfy the related tax withholding and remittance obligations that arise upon the settlement of certain of our RSUs. Certain of our RSUs vested and were settled in connection with our IPO (the “IPO-Vesting RSUs”). On the settlement date for the IPO-Vesting RSUs, we withheld shares and remitted tax withholding amounts on behalf of the holders of RSUs at the applicable withholding rates. We expended approximately $408.9 million to satisfy tax withholding and remittance obligations in connection with the settlement of the IPO-Vesting RSUs.
To fund these tax withholding and remittance obligations arising in connection with future vesting and settlement of RSUs, we will either (i) withhold shares of our Class A common stock that would otherwise be issued with respect to such RSUs and pay the relevant tax authorities in cash (which may include cash generated from the proceeds of the IPO) to satisfy such tax obligations or (ii) have the holders of such RSUs use a broker or brokers to sell a portion of such shares into the market on the applicable settlement date, with the proceeds of such sales to be delivered to us for remittance to the relevant taxing authorities, in order to satisfy such tax withholding obligations (“sell to cover”). The tax withholding due in connection with such RSU vesting and settlement will be based on the then-current value of the underlying shares of our Class A common stock.
We expect to withhold and remit the tax withholding liabilities at the applicable withholding rates on behalf of certain RSU holders to the relevant tax authorities in cash, which would result in significant cash expenditures by us and could have an adverse effect on our financial results. In addition, we currently intend to have certain of our RSU holders, including our founders, use sell to cover to satisfy future tax withholding and remittance obligations in connection with the settlement of RSUs and exercise of stock options, which will not result in the expenditure of additional cash by us but may impact the market price of our Class A common stock. See “—Risks Related to Our Class A Common Stock—Substantial future sales of shares of our Class A common stock in the public market could cause the trading price of our Class A common stock to fall.”
We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and materially adversely affect our stock price, business, results of operations, and financial condition.
We track certain operational metrics using internal company data gathered on an analytics platform that we developed and operate, including metrics such as MAU, AUC and Net Cumulative Funded Accounts, as well as cohorts of our customers, which have not been validated by an independent third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations and our methodologies for tracking these metrics have changed in the past and may change further over time, which could result in unexpected changes to our metrics or otherwise cause the comparability of such metrics from period to period to suffer, including the metrics we publicly disclose. For example, prior to our becoming self-clearing in November 2018, we relied on a third-party provider for our clearing operations, and used data collected by that third party to compute certain metrics, such as Net Cumulative Funded Accounts, that, since November 2018, we have calculated based on data sourced and processed internally. In addition, if the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations globally. You should not place undue reliance on such operational metrics when evaluating an investment in our Class A common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for definitions of our key operational metrics.
If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, the trading price of our Class A common stock could decline and we may be subject to stockholder litigation, which could have an adverse effect on our business, financial condition and results of operations.
We are exposed to fluctuations in interest rates.
Fluctuations in interest rates may adversely impact our customers’ general spending levels and ability and willingness to invest through our platform. Additionally, some of our products, such as our Cash Management product and margin lending programs, are affected by interest rate changes. Higher interest rates often lead to higher payment obligations by our customers to us and to their creditors under mortgage, credit card, and other consumer and merchant loans, which may reduce our customers’ ability to satisfy their obligations to us, including failing to pay for securities purchased, deliver securities sold or meet margin calls, and therefore lead to increased delinquencies, charge-offs, and allowances for loan and interest receivables, which could have an adverse effect on our net income. See “Risks Related to Our Brokerage Products and Services—Our exposure to credit risk with customers and counterparties could result in losses.” above. Fluctuations in interest rates may also adversely impact our Cash

Management customers’ returns on their cash deposits. We are also exposed to interest rate risk from our investment portfolio and from interest-rate sensitive assets, including assets underlying the customer balances we hold on our balance sheet as customer accounts. A low or negative interest rate environment or reductions in interest rates may negatively impact our net income.
Risks Related to Our Class A Common Stock and this Offering
The trading price for our Class A common stock may be volatile and you could lose all or part of your investment.
The trading price of our Class A common stock may be highly volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you may be unable to sell your shares at or above the price you paid in this offering. Some specific factors that may have a significant effect on the trading price of our Class A common stock include:
•price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole, such as the effect of the ongoing COVID-19 pandemic;
•actual or anticipated fluctuations in our results of operations or those of our competitors;
•actual or anticipated changes in the growth rate of the market in which we operate or the growth rate of our businesses or those of companies that investors deem comparable to us;
•sales of shares of our Class A common stock by us or our stockholders, including in connection with this offering;
•actions by institutional stockholders;
•changes in economic or business conditions;
•changes in governmental or other relevant regulation;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•any ineffectiveness of our internal controls;
•publication of research reports about us, our competitors, or our industry, or changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage;
•announcements by us or our competitors of new offerings or platform features;
•the public’s perception of the quality and accuracy of our key metrics on our customer base and engagement;
•the public’s reaction to our media statements, other public announcements and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•harm to our brand and reputation;
•litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•developments or disputes concerning our intellectual property or other proprietary rights;

•any significant change in our management;
•the extent to which retail and other individual investors (as distinguished from institutional investors), including our customers, invest in our Class A common stock, which may result in increased volatility; and
•other events or factors, many of which are beyond our control.
In addition, in the past, following periods of volatility in the overall market and the trading price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
Further, if the market price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock, which would create additional downward pressure on the trading price of our Class A common stock.
We will be required to issue additional shares of Class A common stock upon the exercise of our outstanding warrants and options and settlement of our RSUs and future equity-based awards. These and other additional issuances of our capital stock, including issuances of our Class B common stock and Class C common stock, could result in significant dilution to our stockholders.
Future issuances of shares of our capital stock, including our Class A common stock, Class B common stock and Class C common stock, or of securities convertible into or exercisable for our capital stock could depress the market price of our Class A common stock and result in a significant dilution for holders of our capital stock. We have authorized more capital stock in recent years to provide additional stock options and RSUs to our employees and to permit for the consummation of equity and equity-linked financings and may continue to do so in the future.
Further, in February 2021, we issued two tranches of convertible notes, consisting of $2,532.0 million aggregate principal amount of “Tranche I” convertible notes and $1,020.0 million aggregate principal amount of “Tranche II” convertible notes, which, upon the closing of our IPO, automatically converted into shares of our Class A common stock at a conversion price of $26.60. In addition, we granted to each purchaser of the Tranche I convertible notes a warrant to purchase a number of shares of equity securities equal to 15% of the aggregate proceeds invested by such purchaser in the Tranche I convertible notes (i.e., $379.8 million in aggregate maximum purchase amount). Such warrants became exercisable in connection with the closing of our IPO and, until the tenth anniversary of their issue date, outstanding warrants will be exercisable for shares of our Class A common stock at an exercise price of $26.60. Upon the closing of our IPO, the outstanding warrants became exercisable for an aggregate of 14,278,034 shares of Class A common stock, and such exercises may result in additional dilution based on prevailing market prices. For more information about the convertible notes and warrants, see “Certain Relationships and Related Person Transactions—Convertible Note and Warrant Financings.”
Further pursuant to the Equity Exchange Rights, each of our founders has a right (but not an obligation) to require us to exchange, for shares of Class B common stock, any shares of Class A common stock received by them upon the vesting and settlement of RSUs granted to them prior to the effectiveness of our Charter. Because our Class B common stock entitles the holder thereof to 10 votes per share, as compared to the one vote per share afforded to holders of our Class A common stock, our founders’ exercise of these Equity Exchange Rights and resulting issuance of Class B common stock will dilute the voting power of holders of our Class A common stock. For more information about our Class B common stock, see “Description of Capital Stock—Our Capital Stock—Common Stock.”
Moreover, as of June 30, 2021, options to purchase 17,685,650 shares of our Class A common stock with a weighted-average exercise price of approximately $2.22 per share were outstanding and

132,048,248 shares of our Class A common stock were subject to outstanding RSUs (including 27,663,658 shares subject to 2019 Market-Based RSUs and 35,520,000 shares subject to 2021 Market-Based RSUs). The exercise of any of these outstanding stock options and settlement of any of these outstanding RSUs would result in additional dilution. To the extent that we issue shares of our capital stock to acquire other companies or outstanding options and warrants to purchase capital stock are exercised, there will be further dilution. Our employee headcount has increased significantly in the past few years and we expect this rapid growth to continue. We rely on equity-based compensation as an important tool in recruiting and retaining employees. Further, the 2021 Plan and the ESPP became effective immediately prior to the IPO Effective Date and allow us to grant equity-based awards to be settled in shares of our Class A common stock. The aggregate number of shares of our Class A common stock reserved for issuance under the 2021 Plan and the ESPP is equal to approximately 14% and 2%, respectively, of the number of shares of our common stock (of all classes) outstanding at the closing of our IPO. The amount of dilution due to equity-based compensation of our employees or other additional issuances could be substantial depending upon the size of the issuances and exercises. For more information about our RSUs, other equity-based awards and equity plans, see “Executive Compensation—Narrative Description of Executive Compensation Arrangements.”
Substantial future sales of shares of our Class A common stock in the public market could cause the trading price of our Class A common stock to fall.
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could significantly reduce the trading price of our Class A common stock. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could substantially decline. Furthermore, as of the IPO Closing Date approximately 15.5% of our outstanding common stock is beneficially owned by our founders. If one or both of them were to sell a substantial portion of the shares they hold, it could cause the trading price of our Class A common stock to decline.
As of the IPO Closing Date, we have outstanding a total of 720,023,594 shares of Class A common stock and 130,155,246 shares of Class B common stock. We and all of our directors, executive officers and certain other record holders, that together represent approximately 94% of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including our Class B common stock) outstanding immediately prior to our IPO, are subject to lock-up agreements with the IPO Underwriters or certain market standoff agreements with us, which prohibit the sale of any such shares of Class A common stock during the restricted period described herein, subject to early release and certain other exceptions. The remaining 6% of shares of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock outstanding immediately prior to our IPO, which are not subject to any such lock-up or market standoff agreements, consist of 50% of the shares of our Class A common stock issued upon the conversion of our Tranche I convertible notes upon the completion of our IPO. Of the 94% of shares of our outstanding Class A common stock immediately prior to our IPO subject to the restrictions in such agreements, approximately 6% of such shares (consisting of the remaining 50% of the shares of our Class A common stock issued upon the conversion of our Tranche I convertible notes in connection with our IPO) will only be subject to such restrictions during the period beginning on the IPO Effective Date and ending 28 days after the date of this prospectus.
We, and all of our directors, executive officers, selling stockholders in our IPO and certain other record holders that together represent approximately 85% of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including shares of our Class B common stock) outstanding immediately prior to our IPO have entered into lock-up agreements with the underwriters of our IPO or market standoff agreements with us for the benefit of the underwriters under which the holders of such securities have agreed that, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co LLC and J.P. Morgan Securities

LLC, as representatives of the underwriters of our IPO, during the period beginning on the IPO Effective Date and ending on December 1, 2021, the 126th day after the date of the IPO Effective Date (the “restricted period”), we and they will not (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of (directly or indirectly) any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for our Class A common stock, (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for our Class A common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our Class A common stock or other securities, in cash, or otherwise or (3) publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above.
In addition to the above, an additional approximately 2% of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock immediately prior to our IPO is subject to market standoff provisions and, in the case of equity awards issued under our 2013 Plan, rights of first refusal, applicable to equity awards issued under our equity incentive plans that restrict the holders of such securities from taking any of the actions with respect to such securities described by clause (1) above during the restricted period.
Notwithstanding the foregoing, such restricted period has been or will be earlier terminated for certain of our stockholders as follows:
•Founders and Chief Financial Officer: up to 5% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including our Class B common stock and the Market-Based RSUs) held, as of the IPO Effective Date (but after giving effect to the sale of Class A common stock in our IPO by the selling stockholders in our IPO), by each of our founders and our Chief Financial Officer, with such 5% calculated after excluding any shares withheld for taxes associated with IPO-Vesting RSUs, may be sold on or after October 27, 2021 (the 91st day after the IPO Effective Date, the “First Earnings-Related Release Date”); provided that the reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the IPO price per share set forth on the cover page of the final IPO prospectus both (a) on October 27, 2021, the full first trading day after the 90th day after the IPO Effective Date (the “Pricing Condition Measurement Date”) and (b) for at least nine of the 14 consecutive trading days immediately preceding, but excluding, the Pricing Condition Measurement Date. Any sales made by our founders and Chief Financial Officer pursuant to such early release provisions are expected to be made pursuant to one or more 10b5-1 plans;
•Preferred holders and certain non-employee common holders:
◦if the reported closing price of our Class A common stock on Nasdaq is at least 33%, but less than 50%, greater than the IPO price per share set forth on the cover page of the final IPO prospectus both (a) on the Pricing Condition Measurement Date and (b) for at least nine of the 14 consecutive trading days immediately preceding, but excluding, the Pricing Condition Measurement Date, then up to 10% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (but excluding our Tranche I convertible notes, Tranche II convertible notes and warrants and shares issued or issuable upon exercise or conversion thereof) held, as of the IPO Effective Date, by the parties to our Investors’ Rights Agreement (which includes the holders of our preferred stock outstanding immediately prior to the completion of our IPO) and certain other non-

employee holders of our common stock outstanding immediately prior to the completion of our IPO may be sold beginning on the First Earnings-Related Release Date; or
◦if the reported closing price of our Class A common stock on Nasdaq is at least 50% greater than the IPO price per share set forth on the cover page of the final IPO prospectus both (a) on the Pricing Condition Measurement Date and (b) for at least nine of the 14 consecutive trading days immediately preceding, but excluding, the Pricing Condition Measurement Date, then up to 20% of such shares and securities may be sold beginning on the First Earnings-Related Release Date; and
•General Employees and Directors:
◦up to 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock held, as of the IPO Effective Date, by our directors, officers and current and former employees and consultants (other than our founders and our Chief Financial Officer, who are discussed above) (our “General Employees and Directors”), with such 15% calculated after excluding any shares withheld for taxes associated with IPO-Vesting RSUs, could be sold beginning at the commencement of trading on July 29, 2021, the first trading day on which our Class A common stock was traded on Nasdaq; and
◦up to an additional 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock held, as of the IPO Effective Date, by our General Employees and Directors, with such 15% calculated after excluding any shares withheld for taxes associated with IPO-Vesting Time-Based RSUs, may be sold beginning on October 27, 2021, the 91st day after the IPO Effective Date.
In addition, holders of the shares of our Class A common stock that were issued upon the conversion of our Tranche I convertible notes in our IPO have agreed that, during the period beginning on the IPO Effective Date and ending 28 days after the date of this prospectus, such holders will not take any of the actions described in the foregoing clauses (1)-(3) with respect to 50% of such shares, which represent approximately 6% of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock outstanding immediately prior to our IPO (it being understood that the remaining 50% of such shares will not be subject to any such lock-up agreement).
In addition, pursuant to our Investors’ Rights Agreement and agreements entered into by certain non-employee holders of our common stock outstanding immediately prior to the completion of our IPO, if the terms of the lock-up agreements with any of our directors, officers or greater than 1% stockholders are terminated or waived (other than pursuant to the lock-up exceptions and early release provisions referenced above), then the parties to our Investors’ Rights Agreement and such non-employee stockholders will be entitled to a pro rata termination or waiver with respect to their securities, subject to the lock-up agreements or market stand-off provisions described above, subject to certain exceptions for permitted terminations and waivers, including any waiver of up to 1% of our total outstanding shares of Class A common stock (calculated on a fully diluted basis, but without giving effect to the conversion of any convertible notes or our warrants), waivers in which the recipient of such shares agreed to be bound by the same lock-up agreement, waivers for hardship and waivers in connection with a follow-on offering of our Class A common stock.
Upon each release of the foregoing restrictions, our securityholders subject to a lock-up or market stand-off agreement will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion as representatives of the underwriters of our IPO, may release the Class A common stock and other securities subject to the lock-up and market standoff agreements described above in whole or in part at any time. For more information about these lock-up and market standoff agreements, see the “Shares Eligible for Future Sale” section of this prospectus.
In addition, as of June 30, 2021, there were 17,685,650 shares of Class A common stock subject to outstanding options, 128,228 restricted shares of Class A common stock, an additional 132,048,248 shares of Class A common stock subject to outstanding RSUs (including 27,663,658 shares subject to 2019 Market-Based RSUs and 35,520,000 shares subject to 2021 Market-Based RSUs) and an additional 13,146,433 shares of Class A common stock reserved for issuance under our equity incentive plans that will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements discussed above and Rules 144 and 701 under the Securities Act, as further described under the section of this prospectus titled “Shares Eligible for Future Sale.” Moreover, we filed a registration statement on Form S-8 under the Securities Act to register the offer and sale of all of the shares of our Class A common stock issuable or reserved for issuance under our employee benefit plans and may file additional registration statements on Form S-8 in the future. We also filed a resale registration statement on Form S-8 under the Securities Act covering shares of Class A common stock issued prior to or in connection with our IPO (including upon the settlement of certain IPO-Vesting RSUs) pursuant to awards previously granted under our 2020 Plan and our 2013 Plan. Shares covered by such registration statements will be eligible for sale, or resale, in the public market, subject to vesting restrictions, any applicable lockup and market standoff agreements described above and, with respect to shares held by affiliates, Rule 144 limitations. Any sales of our Class A common stock (including shares of Class A common stock issuable upon conversion of our Class B common stock) as lock-up restrictions end, as stock options are exercised or as RSUs are settled may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.
We do not intend to pay dividends in the foreseeable future.
We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. The declaration and amount of any future dividends to holders of our common stock will be at the discretion of our board of directors in accordance with applicable law and after taking into account various factors, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors currently deems relevant. Our board of directors intends to retain future earnings to fund the development and expansion of our business. Additionally, certain of our existing credit agreements include restrictions on our ability to pay cash dividends. Accordingly, we do not expect to pay dividends on our common stock in the foreseeable future. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future.
The multi-class structure of our common stock will have the effect, prior to the Final Conversion Date, of concentrating voting power with our founders, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our Charter and our Bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. In addition, future issuances of our Class C common stock, if any, could prolong the duration of our founders’ voting control.
Our Class A common stock, which is the stock that is being sold in this offering, has one vote per share, our Class B common stock has 10 votes per share and our Class C common stock has no voting rights, except as otherwise required by law. Our founders and certain of their related entities together hold all of the issued and outstanding shares of our Class B common stock. Accordingly, as of the IPO Closing Date, Mr. Tenev, who is also our CEO, President and a director, and Mr. Bhatt, who is also our Chief Creative Officer and a director, collectively with their related entities hold approximately 65% of the voting power of our outstanding capital stock, in each case, assuming such founder exercises his Equity Exchange Rights with respect to the shares received by him upon settlement of his IPO-Vesting Time-

Based RSUs and IPO-Vesting Market-Based RSUs, and which economic interest and voting power may increase over time upon the vesting and settlement of other equity awards held by such founder that were outstanding immediately prior to the effectiveness of our IPO. If all such equity awards held by Mr. Tenev and Mr. Bhatt were vested (assuming all applicable market-based vesting conditions applicable to RSUs were satisfied, including those that can only be satisfied following our IPO) and the Class A common stock received in settlement of such awards was exchanged for shares of Class B common stock pursuant to the Equity Exchange Rights, immediately following the completion of our IPO, Mr. Tenev and Mr. Bhatt, collectively with their respective related entities, would hold approximately 76% of the voting power of our outstanding capital stock. As a result, prior to the Final Conversion Date (as defined below), our founders will have the ability to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our Charter and our Bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. In addition, for so long as our Class B common stock represents approximately 9.1% or more of our outstanding shares of voting common stock (i.e. our Class A common stock and Class B common stock), the holders of our Class B common stock, who are our founders and certain of their related entities, will represent more than 50% of the voting power of our outstanding common stock and will have the ability to determine any action requiring the majority approval of our stockholders. Moreover, even if our Class B common stock represents less than approximately 9.1% of all of the outstanding shares of our common stock (and therefore less than 50% of the voting power of our outstanding common stock), so long as our Class B common stock represents more than 5% of all outstanding shares of our common stock, the holders of our Class B common stock will still collectively hold or control over a third of the voting power of our common stock and therefore have the ability to significantly influence any such action. Our founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our Company, and might ultimately affect the market price of our Class A common stock. Further, the separation between voting power and economic interests could cause conflicts of interest between our founders and our other stockholders, which may result in our founders undertaking, or causing us to undertake, actions that would be desirable for our founders but would not be desirable for our other stockholders.
In addition, in connection with our IPO, our founders and certain of their respective related entities entered into a voting agreement, which became effective prior to the completion of our IPO (the “Founder Voting Agreement”), to which we are also a party. Pursuant to the Founder Voting Agreement, each founder and certain of their respective entities (including estate planning vehicles) party to the Founder Voting Agreement (the “Founder Affiliates”) have agreed, upon the terms and subject to the conditions set forth therein, to, among other things, (i) vote all of the shares of our common stock held by such founder or Founder Affiliate for the election of each founder to, and against the removal of each founder from, our board of directors and (ii) vote together in the election of other directors generally, subject to deferring to the decision of the nominating and corporate governance committee in the event of any disagreement between the founders. In addition, under the Founder Voting Agreement, certain of the Founder Affiliates have granted to the other, unrelated founder, an irrevocable voting proxy with respect to shares of our common stock owned by such Founder Affiliate. Also pursuant to the Founder Voting Agreement, each founder will grant, effective upon such founder’s death or permanent and total disability, a voting proxy to the other founder with respect to shares of our common stock held by such founder and over which such founder was entitled to vote (or direct the voting of) immediately prior to such founder’s death or permanent and total disability. The existence of the Founder Voting Agreement will have the effect of concentrating voting power in our founders (or either one of them) at all times prior to the Final Conversion Date. Moreover, the Founder Voting Agreement grants to each founder and its respective Founder Affiliates a right of first offer in the event the other founder or any of its respective Founder

Affiliates proposes to transfer any shares of Class B common stock in a transaction that would cause such shares of Class B common stock to convert to Class A common stock pursuant to our Charter.
Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers among our founders, their family members and certain of their related entities. Each share of our Class B common stock is convertible at any time at the option of the holder of such share into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon the earliest of (i) the date and time specified by the affirmative vote of the holders of at least 80% of the then-outstanding shares of Class B common stock, voting separately as a class, (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the number of then-outstanding shares of Class B common stock represent less than 5% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date that (A) each founder is no longer providing services to our Company as an officer, employee or consultant and (B) each founder is not a director of our Company as a result of a voluntary resignation by such founder from our board of directors or as a result of a written request or agreement by such founder not to be renominated as a director of our Company at an annual or special meeting of stockholders; (iv) the date that is nine months after the death or permanent and total disability of the last to die or become permanently and totally disabled of our founders, or such later date not to exceed a total period of 18 months after such death or permanent and total disability as may be approved by a majority of our independent directors or (v) the date that is 15 years from the completion of our IPO (the “Final Conversion Date”). Because of the 10-to-one voting ratio between our Class B common stock and Class A common stock, prior to the Final Conversion Date, even if some of our Class B common stock converts into Class A common stock, including as a result of future transfers of such Class B common stock, our founders may still collectively control a significant portion of the voting power of our capital stock based on their current ownership. If one of our founders and his related entities retain a significant portion of their holdings of Class B common stock for an extended period of time, such founder could, in the future, continue to control a significant portion of the combined voting power of our outstanding capital stock, even if the other founder and his related entities reduce their holdings of Class B common stock, and such voting power could enable such founder to effectively control all matters subject to stockholder approval prior to the Final Conversion Date.
We have no current plans to issue shares of our Class C common stock. Because the shares of our Class C common stock have no voting rights, except as required by law, if we issue Class C common stock in the future, the voting control of our founders may be maintained for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such issuances. In addition, we could issue shares of our Class C common stock to our founders and, in that event, they would be able to sell such shares and achieve liquidity in their holdings without diminishing their voting control. Any future issuances of shares of Class C common stock will not be subject to approval by our stockholders except as required by the listing standards of Nasdaq. Each share of our Class C common stock will convert automatically into one share of our Class A common stock on the date or time fixed by our board of directors following the Final Conversion Date.
See the section titled “Description of Capital Stock” for additional information about our multi-class structure.
We cannot predict the effect our multi-class structure may have on the trading price of our Class A common stock.
We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multi-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P Composite 1500, which is comprised of S&P 500, S&P MidCap 400 and S&P SmallCap 600. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. In addition, we cannot assure that other stock indices will not adopt similar policies or take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
Certain provisions in our Charter and our Bylaws and of Delaware law as well as certain FINRA rules may prevent or delay an acquisition of Robinhood, which could decrease the trading price of our Class A common stock.
Our Charter provides for our multi-class common stock structure, which provides holders of shares of our Class B common stock with the ability, prior to the Final Conversion Date, to significantly influence the outcome of matters requiring stockholder approval, including the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporation transaction, even if they own significantly less than a majority of the shares of our outstanding common stock. See “—The multi-class structure of our common stock will have the effect, prior to the Final Conversion Date, of concentrating voting power with our founders, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our Charter and our Bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. In addition, future issuances of our Class C common stock, if any, could prolong the duration of our founders’ voting control” for more information.
Our Charter and our Bylaws also contain, and Delaware law contains, provisions that may have the effect of deterring takeovers by making such takeovers more expensive to the bidder and by encouraging prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. Our Charter and our Bylaws include, among others, the following provisions:
•providing that our board of directors is classified into three classes of directors with staggered terms until our third annual meeting of stockholders following the effectiveness of our Charter;
•providing that, for so long as our board of directors is classified, our directors may only be removed from office for cause;
•providing that only our board of directors may fill any vacancies created by the expansion of our board of directors or the resignation, death or removal of a director;
•prohibiting cumulative voting in the election of directors;
•providing that our board of directors may adopt, amend, alter or repeal our Bylaws without obtaining stockholder approval;

•requiring approval of at least a majority of the voting power of the then-outstanding shares of capital stock to adopt, amend, alter or repeal our Bylaws;
•requiring approval of (i) at least a majority of the shares of the then-outstanding voting shares to amend, repeal or adopt any provisions of our Charter and (ii) for so long as any shares of our Class B common stock are outstanding, at least 80% of the outstanding shares of our Class B common stock, voting separately as a class, to amend, repeal or adopt certain provisions of our Charter;
•permitting our board of directors to authorize the issuances of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights and preferences, without obtaining stockholder approval;
•establishing limitations on convening a special meeting of our stockholders;
•requiring our stockholders to comply with advance notice procedures in order to nominate candidates for election as directors or to bring matters before an annual or special meeting of stockholders; and
•only permitting the stockholders to take action at a meeting of our stockholders and not by written consent, except that for so long as any shares of our Class B common stock are outstanding, our Class B stockholders may take action by written consent for any action required or permitted to be taken by our Class B stockholders, voting separately as a class.
As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporate Law (“DGCL”), which prohibits us from engaging in a business combination, including a merger, with a person who owns 15% or more of our outstanding voting stock (an “interested stockholder”) for a period of three years after the date of the transaction in which such person became an interested stockholder, unless (with certain exceptions) the business combination is approved in a prescribed manner.
We believe these provisions will protect our stockholders, particularly following the Final Conversion Date, from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Robinhood immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of Robinhood and our stockholders. Accordingly, if our board of directors determines that a potential acquisition is not in the best interests of Robinhood and our stockholders, but certain stockholders believe that such a transaction would be beneficial to Robinhood and our stockholders, such stockholders may elect to sell their shares in Robinhood and the trading price of our Class A common stock could decrease. These and other provisions of our Charter, our Bylaws and the DGCL could have the effect of delaying or deterring a change in control, which may limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and may also affect the price that some investors are willing to pay for our Class A common stock.
In addition, a third party attempting to acquire us or a substantial position in our Class A common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which certain of our regulated subsidiaries are subject. For example, FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly, 25% or more of a FINRA member firm’s equity and would include a change in control of a parent company. Similarly, the Financial Services and Markets Act of 2000, as amended, generally provides that prior approval from the U.K. Financial Conduct Authority (the “FCA”), which regulates our U.K. authorized broker-dealer subsidiary (which does not currently do business), must be obtained in connection with any transaction resulting in a person or entity holding, directly or indirectly, 10% or more of the equity or voting power of a U.K. authorized person or the parent of a U.K. authorized person. Therefore, for so long as we own a U.K. authorized broker-dealer subsidiary or similar regulated entity, any person wanting to purchase or acquire 10% or more in our Class A common stock will need to first obtain authorization from the FCA to be able to do so. These and any other applicable regulations relating to changes in control of us or our regulated subsidiaries could further have the effect of delaying or deterring a change in control of us.
Our Charter designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.
Our Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, our Charter or our Bylaws, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our Charter or our Bylaws, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our Charter also provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Nothing in our Charter precludes stockholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.
General Risk Factors
The obligations associated with being a public company may strain our resources, result in more litigation and divert management’s attention from operating our business.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq, and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our personnel, systems and resources. The need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, results of operations, financial condition and prospects. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees to assist us in complying with these requirements. Additionally, we expect these rules and regulations to make it expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
Furthermore, as a result of disclosure of information in connection with our IPO and in filings required of a public company, our business and financial condition has and will continue to become more visible. Such increased disclosure and visibility could result in adverse changes to our reputation and to the way our customers perceive our brand and overall value, as well as shareholder activism or threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and could adversely affect our business, results of operations and financial condition.
If we fail to maintain effective internal control over financial reporting, as well as required disclosure controls and procedures, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.
The Sarbanes-Oxley Act and related rules of the SEC require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to develop and refine our internal control over financial reporting. Some members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, and we have limited accounting and financial reporting personnel and other resources with which to address our internal controls and related procedures. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of our internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.
Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in the accuracy and completeness of our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq. As a newly public company, we are not required to comply fully with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act and are not required to provide an annual management report on the effectiveness of our internal control over financial reporting until our second Annual Report on Form 10-K, which we expect to file in February 2023.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of (1) our second Annual Report on Form 10-K or (2) the Annual Report on Form 10-K for the first year we no longer qualify as an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our Class A common stock. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. These events could have a material and adverse effect on our business, results of operations, financial condition and prospects.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. We could continue to be considered an emerging growth company for up to five years, although we would lose that status sooner if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in nonconvertible debt in a three-year period or if the fair value of our common stock held by non-affiliates exceeds $700.0 million (and we have been a public company for at least 12 months and have filed at least one Annual Report on Form 10-K). For the six months ended June 30, 2021, our total revenue was $1.09 billion and, while we cannot predict our future revenue, including whether our revenue in future periods may decrease or increase, we currently expect our status as an emerging growth company to cease as of January 1, 2022 as a result of our annual gross revenues exceeding $1.07 billion for the year ended December 31, 2021.
For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. It is unclear whether investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the trading price of our Class A common stock may be more volatile.
If our estimates, assumptions and/or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.
The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. We regularly assess these estimates; however, actual amounts could differ from those estimates. Significant assumptions and estimates used in preparing our consolidated financial statements include revenue recognition, share-based compensation, common stock valuations, convertible notes and warrant liability valuation, loss contingencies and income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the value of our Class A common stock.
Our financial results may be negatively impacted by changes in generally accepted accounting principles in the United States.
GAAP are subject to interpretation by the Financial Accounting Standards Board and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.
If securities or industry analysts issue an adverse or unfavorable opinion regarding our business or do not publish research or publish unfavorable research about our business, the trading price and trading volume of our Class A common stock could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts does not initiate coverage over us, ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock or trading volume to decline. Moreover, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model or our stock performance, or if our results of operations fail to meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and the trading price of our Class A common stock could decline.
We may be adversely affected by natural disasters and other catastrophic events, pandemics or epidemics and by man-made problems such as terrorism, that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters or other catastrophic events, including health pandemics or epidemics, such as the COVID-19 pandemic, have caused, and may in the future cause, damage or disruption to our operations, international commerce and the global economy and could have an adverse effect on our business, results of operations and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics or epidemics and other events beyond our control. In addition, acts of terrorism and other geopolitical unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster, including a major earthquake or other catastrophic event such as a fire, power loss or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could have an adverse effect on our future results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:
•our expected results of operations and key performance metrics for the period ended June 30, 2021 and for future periods;
•our estimates of the size of our market opportunities;
•our ability to effectively manage our growth;
•our ability to successfully enter new markets, including any expansion into international markets, and comply with any applicable laws and regulations;
•our ability to invest in and develop our products and services to operate with changing technology;
•the expected benefits of our products to our customers and the impact of our products on our business;
•the effects of increased competition from our market competitors;
•the success of our marketing efforts and the ability to grow brand awareness and maintain, protect and enhance our brand;
•the impact of negative publicity on our brand and reputation;
•our ability to attract and retain our customers;
•our ability to maintain the security and availability of our platform;
•our ability to attract and retain key personnel and highly qualified personnel;
•our expectations regarding the impacts of accounting guidance;
•our expectations regarding litigation and regulatory proceedings;
•our expectations regarding share-based compensation;
•our ability to collect, store, share, disclose, transfer, receive, use and otherwise process customer information and other data, and compliance with laws, rules and regulations related to data privacy, protection and security;
•our ability to comply with modified or new laws and regulations applying to our business or adjust our business model in response thereto, and potential harm to our business as a result of those laws and regulations;

•the impact of adverse economic conditions;
•our expectations regarding the continuing impact of COVID-19 on our business;
•our expectations regarding the loss of our status as an emerging growth company; and
•the increased expenses associated with being a public company.
The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon these forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law. The forward-looking statements contained in the prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We are not selling any shares of our Class A common stock in this offering and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of the shares of our Class A common stock offered hereby. However, we will incur expenses in connection with the registration of the shares of our Class A common stock offered hereby.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, the terms of our current credit facilities contain restrictions on our ability to pay cash dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, and should be read in conjunction with the sections “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” and our consolidated financial statements and notes thereto appearing at the end of this prospectus. It is also intended to provide you with information that will assist you in understanding our consolidated financial statements, the changes in key items in those consolidated financial statements from year to year, and the primary factors that accounted for those changes. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
Data as of and for the years ended December 31, 2019 and 2020 has been derived from our audited consolidated financial statements appearing at the end of this prospectus. Data as of and for the three and six months ended June 30, 2020 and 2021 has been derived from our unaudited condensed consolidated financial statements appearing at the end of this prospectus. Results for any interim period should not be construed as an inference of what our results would be for any full fiscal year or future period.
We refer to our “users” and our “customers” interchangeably throughout this prospectus to refer to individuals who hold accounts on our platform. However, because we do not have contracts as defined in ASC 606, Revenue from Contracts with Customers, with our users, our users do not meet the definition of “customer” for purposes of the accounting rules. See “—Revenue Recognition” in Note 1 to our audited consolidated financial statements appearing at the end of this prospectus.

Overview
Robinhood was founded on the belief that everyone should be welcome to participate in our financial system. We are creating a modern financial services platform for everyone, regardless of their wealth, income or background.
We build relationships with our customers by introducing new products with compelling value propositions that further expand access to the financial system.
Our mission to democratize finance for all drives our revenue model. We pioneered commission-free trading with no account minimums, giving smaller investors access to the financial markets. Many of our customers are getting started with less, which often means they’re trading a smaller number of shares. Rather than earning revenue from fixed trading commissions which, before Robinhood introduced commission free trading, had often ranged from $8 to $10 per trade, the majority of our revenue is transaction-based revenues earned from routing option, cryptocurrency and equity orders to market makers.
We also earn net interest revenues, primarily from our securities lending program and interest earned on margin lending and cash deposits, net of borrowing costs related to our revolving lines of credit. We also earn subscription revenue from our Robinhood Gold product.
With respect to certain of our financial and operating results as of or for the years ended December 31, 2020 and 2019:
•we generated total revenues of $959 million and $278 million, for year-over-year growth of 245%;
•we had Net Cumulative Funded Accounts of 12.5 million and 5.1 million, for year-over-year growth of 143%;
•we had Monthly Active Users of 11.7 million and 4.3 million in December of the relevant year, for period-over-period growth of 172%;
•we generated net income of $7 million and incurred a net loss of $107 million; and
•our Adjusted EBITDA was $155 million and negative $74 million.
In addition, as of or for the three months ended June 30, 2021 and 2020:
•we generated total net revenues of $565 million compared to $244 million, for year-over-year growth of 131%;
•we had net loss of $502 million, which included a $528 million fair value adjustment to our convertible notes and warrant liability, compared to net income of $58 million;
•our Adjusted EBITDA was $90 million compared to $63 million, for year-over-year growth of 43%;
•we had Net Cumulative Funded Accounts of 22.5 million and 9.8 million, for year-over-year growth of 130%;
•we had Monthly Active Users (MAU) of 21.3 million and 10.2 million, for year-over-year growth of 109%;
•we had Assets Under Custody (AUC) of $102,035 million and $33,422 million, for year-over-year growth of 205%; and

•we had Average Revenues Per User (ARPU) of $111.7 compared to $115.2, for year-over-year decrease of 3%.
For definitions of “Net Cumulative Funded Accounts” and “MAU”, “AUC” and “ARPU” please see “—Key Performance Metrics.” Adjusted EBITDA is a non-GAAP financial measure. For more information about Adjusted EBITDA, including the definition and limitations of such measure, and a reconciliation of net income (loss) to Adjusted EBITDA, please see “—Non-GAAP Financial Measures.”
We have grown rapidly and achieved significant scale in recent periods. The charts below further illustrate our financial and operating results for the periods presented:

Monthly Active Users (mm)[1]
1.8
3.3
4.3
11.7
2017
2018
2019
2020
Total Revenues ($mm)
$49
$175
$278
$959
2017
2018
2019
2020
Net Income (Loss) ($mm)
$(6)
$(57)
$(107)
$7
2017
2018
2019
2020
Adjusted EBITDA ($mm)[2]
$(4)
$1
$(74)
$155
2017
2018
2019
2020

________________
(1)Reflects MAUs for December of each year presented. See “—Key Performance Metrics” below for a definition of “Monthly Active Users” or “MAU.”
(2)Adjusted EBITDA is a non-GAAP measure. See “—Non-GAAP Financial Measures” below for more information about Adjusted EBITDA, including the definition and limitations of such measure, and a reconciliation of net income (loss) to Adjusted EBITDA.

Our Business Model
Our business model is characterized by efficient new customer growth and strong expansion within our customer base.
New Customer Growth
A majority of our new customers join our platform organically or through the Robinhood Referral Program (as described below). A customer is considered to have joined organically if we cannot attribute that customer’s acquisition to a paid marketing channel, such as broad-scale advertising or clicking through an online advertisement, or to the Robinhood Referral Program. These channels were responsible for over 80% of the new Funded Accounts that joined our platform in 2020 and in the three months ended June 30, 2021 and generally have lower direct expense rates as compared to other marketing methods such as paid digital and broad-scale advertising, helping to maintain low average customer acquisition costs and rapid payback. Our ability to achieve high customer growth is supported by our platform’s high engagement, as potential customers see and hear those around them using our platform and services and then join Robinhood on their own or after being referred by their family, friends or colleagues. We also supplement these channels with paid digital and broad-scale advertising to widen the reach of our marketing efforts. While such paid marketing channels have historically driven a smaller portion of our new customer growth, in-market testing has helped us determine the most effective paid channels, and we believe paid digital marketing is, and will be in the future, a powerful complement to our other customer acquisition channels. See “—Key Performance Metrics” below for a definition of “Funded Accounts,” and “Business—What Sets Us Apart—Financial Services at Internet Scale” for a description of the various measures we utilize to evaluate our customers’ level of engagement with our platform.
We measure the efficiency of our new customer growth by evaluating our “revenue payback period.” For the monthly cohorts in the year ended December 31, 2019, our average revenue payback period was approximately 13 months, and for the monthly cohorts in the year ended December 31, 2020, our average revenue payback period improved to less than five months. This improvement was driven by efficiencies in our marketing spend, including awarding shares under the Robinhood Referral Program upon bank linking rather than account approval, as well as improvements in digital ad spending. Changing our program to award shares to new users after they initially link their bank accounts to their Robinhood accounts, instead of the prior practice of awarding shares upon completion of the account approval process, allowed us to award shares only to customers with higher intent to use the platform and lowered the cost to acquire a new Funded Account. Additionally, we improved the existing acquisition channel mix to be more heavily weighted towards channels that were showing greater efficiencies and we added new channels to replace our use of social channels that were less effective. As a result, our average cost to acquire a new Funded Account declined by more than 60% from $53 in fiscal 2019 to $20 in fiscal 2020. Lower costs to acquire a new Funded Account results in improved revenue payback periods since less revenue is needed to cover marketing expenses. We expect our customer acquisition costs for our current product offerings, on a per customer and total basis, to increase in future periods. See “—Key Performance Metrics” for definitions of “cohort” and “revenue payback period.”
Customer Relationship Expansion
We believe many of our customers are still in the early stages of building a relationship with a financial services provider. From January 1, 2015 to June 30, 2021, over half of the customers funding accounts on our platform told us that Robinhood was their first brokerage account. As we work to enable Robinhood customers to manage all aspects of their financial lives in one place, we have seen customers deepen their relationship with our platform. We monitor this expansion by tracking the Cumulative Net Deposits and total revenue earned through existing customers’ activity over time.
•Cumulative Net Deposits. We track the average balance of Cumulative Net Deposits for existing customers in any given quarter over time. We believe Cumulative Net Deposits is an important indicator of our customers’ trust and relationship with our platform. From January 1, 2017 through December 31, 2020, average Cumulative Net Deposits across our monthly cohorts increased by an average of 3.3x after 12 months of initial deposit and by an average of 4.1x after 24 months of initial deposit. See “—Key Performance Metrics” below for definitions of “Cumulative Net Deposits” and “cohort.” The chart below shows the trajectory and growth of Cumulative Net Deposits by annual cohort.

Cumulative Net Deposits by Annual Cohort

Cumulative Net Deposits by Annual Cohort ($mm)
2017
2018
2019
2020
$18,019
$6,703
$8,487
$2,466
$4,411
$3,239
$6,127
$3,496
$3,112
$1,731
2017
2018
2019
2020
Total cumulative net deposits for the cohorts presented in this graph are not equal to cumulative net deposits by year disclosed elsewhere in this prospectus because pre-2017 cohorts are not included

•Revenue. Revenue by cohort is an important indicator of customer usage of our platform. We categorize our customers on a cohort basis based on the month, quarter or year they first funded their accounts. We track the annual revenue from those cohorts over subsequent one-year periods. On average, revenues per user increased nearly three-fold in the first 24 months for both our 2017 and 2018 annual cohorts. While not all forms of customer engagement with our platform directly contribute to revenues or otherwise impact our financial results, as more users join our platform (increasing our Net Cumulative Funded Accounts) and engage with new and existing products (contributing to our DAU and MAU), we expect to generate increased amounts of revenue over time. The chart below illustrates our revenue by annual cohort, reflecting our customers’ increasing activity on our platform. For information about other metrics we use to evaluate customer engagement, see “Business—What Sets Us Apart—Financial Services at Internet Scale.” For more information about “Net Cumulative Funded Accounts,” “DAU” and “MAU,” see “—Overview” above and “—Key Performance Metrics” below.

Annual Revenue by Annual Cohort

Annual Revenue by Annual Cohort ($mm)

2017
2018
2019
2020
$17
$44
$62
$45
$87
$56
$326
$175
$186
$130
2017
2018
2019
2020

Total annual revenues for the cohorts presented in this graph are not equal to total revenues by year disclosed elsewhere in this prospectus because pre-2017 cohorts are not included
Cohorted revenue also does not include ACATs Out, or Proxy & Prospectus statements

Key Performance Metrics
In addition to the measures presented in our consolidated financial statements, we use the following key business metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions:

	Year Ended December 31,		Three Months or Month Ended June 30,
(in millions except for ARPU)	2019	2020	2020	2021
Net Cumulative Funded Accounts(1)	5.1	12.5	9.8	22.5
Monthly Active Users (MAU)(2)	4.3	11.7	10.2	21.3
Assets Under Custody (AUC)(3)	$14,135.6	$62,978.5	$33,421.5	$102,034.8
Average Revenues Per User (ARPU)(4)	$65.7	$108.9	$115.20	$111.70
________________
(1)Net Cumulative Funded Accounts. We define Net Cumulative Funded Accounts as the total of Net Funded Accounts from inception to a stated date or period end. “Net Funded Accounts” is the total number of Funded Accounts for a stated period, excluding “churned users” and including “resurrected users” as of the end of that period. A “Funded Account” is a Robinhood account into which the account user makes an initial deposit or money transfer, of any amount, during the relevant period, which account is designed to provide a customer with access to any and all of the products offered on our platform. Users are considered “churned” if their accounts were previously Funded Accounts and their account balance (which is measured as the fair value of assets in the user’s account less the amount due from the user) drops to or below zero dollars (which negative balances typically result from Fraudulent Deposit Transactions and, less often, from margin loans) for 45 consecutive calendar days. Users are considered “resurrected” if they were considered churned users during and as of the end of the immediately preceding period, and had their account balance increase above zero (and are not considered churned users) in the current period. For more information about Fraudulent Deposit Transactions, see “—Key Components of our Results of Operations—Operating Expenses—Operations” below.

	Year Ended December 31,		Three Months Ended June 30,
(in millions)	2019	2020	2020	2021
Beginning balance	3.3	5.1	7.2	18.0
New funded accounts	2.3	8.0	2.7	5.1
Resurrected accounts	0.2	0.3	0.1	0.3
Churned accounts	(0.7)	(0.9)	(0.2)	(0.9)
Ending balance	5.1	12.5	9.8	22.5
(2)Monthly Active Users (“MAU”). We define MAU as the number of Monthly Active Users during a specified calendar month. A “Monthly Active User” is a unique user who makes a debit card transaction, transitions between two different screens on a mobile device or loads a page in a web browser while logged into their account, at any point during the relevant month. A user need not satisfy these conditions on a monthly or recurring basis or have a Funded Account to be included in MAU. Figures in the table reflect MAU for the last month of each period presented. We utilize MAU to measure how many customers interact with our products and services during a given month. MAU does not measure the frequency or duration of the interaction, but we consider it a useful indicator for engagement. Additionally, MAUs are positively correlated with, but are not indicative of the performance of revenue and other key performance indicators.
(3)Assets Under Custody (“AUC”). We define AUC as the sum of the fair value of all equities, options, cryptocurrency and cash held by users in their accounts, net of customer margin balances, as of a stated date or period end on a trade date basis. The following table sets out the components of AUC by type of asset:

	Year Ended December 31,		Three Months or Month Ended June 30,
(in millions)	2019	2020	2020	2021
Equities	$11,721.8	$52,983.1	26,394.8	72,568.3
Options	244.6	2,117.0	930.7	2,384.2
Cryptocurrencies	414.7	3,527.0	780.8	22,693.3
Cash held by users	2,413.8	7,947.3	6,712.6	9,924.7
Less: customer margin balances	(659.3)	(3,595.9)	(1,397.4)	(5,535.7)
Assets Under Custody (AUC)	$14,135.6	$62,978.5	33,421.5	102,034.8
Net Deposits and net market gains drive the change in AUC in any given period. We define “Net Deposits” as all cash deposits received from customers net of reversals, customer cash withdrawals and other equity and cash amounts transferred out of our platform (including in connection with debit card transactions and account transfers out of our platform through the Automated Customer Account Transfer Service (“ACATS”)) for a stated period.

	Three Months Ended June 30,
(in millions)	2020	2021
Beginning balance	$19,220.1	$80,932.4
Net Deposits	8,812.0	9,951.7
Net market gains	5,389.4	11,150.7
Ending balance	$33,421.5	$102,034.8
(4)Average Revenues Per User (“ARPU”): We define ARPU as total revenue for a given period (or, in the case of ARPU for a given cohort, total revenue generated by that cohort during a given year or period) divided by the average of Net Cumulative Funded Accounts (or, in the case of ARPU for a given cohort, the Net Cumulative Funded Accounts included in that cohort) as of the last day of that period and as of the last day of the immediately preceding period. In the case of ARPU for a three-month period, this figure is multiplied by four to annualize the figure for comparability.
•Cohort: We define “cohort” as a group of customers who funded their accounts for the first time on our platform during a specified calendar month, quarter or year. Cohort metrics vary depending on activity on our platform and may fluctuate periodically based on levels of customer usage. Accordingly, performance of past cohorts should not be relied on as a prediction of future performance of other cohorts.
•Cumulative Net Deposits: We define “Cumulative Net Deposits” as the total of Net Deposits from inception to a stated date or period end. Cumulative Net Deposits includes, for periods prior to the adoption of our self-clearing platform in November 2018, account transfers into our platform made through ACATS.

•Revenue Payback Period: With respect to a given monthly cohort, we define “revenue payback period” as the number of months it takes for total revenues generated by that monthly cohort to equal or exceed the marketing expense incurred in the month the cohort was formed. For purposes of this calculation, marketing expense excludes indirect customer acquisition costs, as they are not directly related to efforts to acquire new customers. Indirect customer acquisition costs consists of expenses directly attributable to customer goodwill, gain/loss on stock referral inventory and compensation and benefits, including stock-based compensation for employees on our marketing team as well as allocated overhead attributed to the marketing team. In this prospectus, we also present “average revenue payback period” for a stated period, which represents the average of the revenue payback periods for all monthly cohorts within such period.
Non-GAAP Financial Measures
Adjusted EBITDA
We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to total net revenue, net income (loss) and other results under GAAP, we utilize non-GAAP calculations of adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is defined as net income (loss), excluding (i) interest expenses related to credit facilities, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization, (iv) share-based compensation expense, (v) change in fair value of convertible notes and warrant liability and (vi) certain legal and tax settlements, reserves and expenses.
The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA:

	Year Ended December 31,				Six Months Ended June 30,
(in thousands)	2017	2018	2019	2020	2020	2021
Net income (loss)	$(6,133)	$(57,460)	$(106,569)	$7,449	$5,082	$(1,946,468)
Add:
Interest expenses related to credit facilities	—	5	991	4,882	3,059	8,067
Provision for (benefit from) income taxes	15	860	(1,018)	6,381	448	49,286
Depreciation and amortization	773	2,194	5,444	9,938	3,913	8,694
EBITDA (non-GAAP)	(5,345)	(54,401)	(101,152)	28,650	12,502	(1,880,421)
Share-based compensation	929	54,971	26,667	24,330	3,777	10,134
Change in fair value of convertible notes and warrant liability(1)	—	—	—	—	—	2,020,321
Certain legal and tax settlements, reserves and expenses(2)	—	—	—	101,600	—	54,910
Adjusted EBITDA (non-GAAP)	$(4,416)	$570	$(74,485)	$154,580	$16,279	$204,944
_________________
(1)Change in fair value of convertible notes and warrant liability is the adjustment necessary to mark our convertible notes and warrants to fair market value. Please see Note 5 to our unaudited condensed consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Change in Fair Value of Convertible Notes and Warrant Liability” for more information.
(2)Certain legal and tax settlements, reserves and expenses for the year ended December 31, 2020 includes (i) the payment of $65 million made by RHF to the SEC in connection with the settlement we entered into with the SEC, on a neither admit nor deny basis, following the investigation by the SEC’s Division of Enforcement into RHF’s best execution and PFOF practices, as well as statements concerning its source of revenue, (ii) the charge of $26.6 million for potential resolution of the FINRA Matters and (iii) the charge of $10 million for potential resolution of the NYDFS Matter.
Certain legal and tax settlements, reserves and expenses for the six months ended June 30, 2021 includes additional charges of (i) $34.9 million in connection with the agreement RHF reached with FINRA to resolve, on an no admit, no deny basis, the FINRA Matters, and (ii) $20.0 million in connection with the NYDFS Matter. As of June 30, 2021 we have accrued a total of $61.5 million for the FINRA Matters, including a $57.0 million fine as well as $4.5 million of customer restitution to be paid. For more information about these matters, see “Business—Legal Proceedings.”

Key Factors Driving Our Performance
Growing our Customer Base
Sustaining our growth requires continued adoption of our platform by new customers. We will continue to introduce products and features to attract new customers and we will seek to increase brand awareness and customer adoption of our platform through the Robinhood Referral Program and digital and broad-scale advertising. However, the circumstances that have accelerated the growth of our customer base in recent periods may not continue in the future, and we do not expect the growth rates in our Net Cumulative Funded Accounts to be sustainable in future periods as we achieve higher market adoption rates. See “—Our Business Model—New Customer Growth” above for more information.
Expanding Our Relationship with Existing Customers
Our revenue has continued to grow as we have introduced new products and features to our customers and as our customers have increased their usage of our platform. As discussed in “—Overview” and “—Key Performance Metrics” above, we have experienced significant increases in revenue, DAU, MAU, AUC and Net Cumulative Funded Accounts over the past year. However, certain circumstances that have accelerated the growth of our business may not continue in the future. We aim to grow with our customers over time and to grow our relationship with our customers as they build and manage their wealth. Our ability to expand our relationship with our customers will be an important contributor to our long-term growth. See “—Our Business Model—Customer Relationship Expansion” above for more information.

Investing in Our Platform
We intend to continue to invest in our platform capabilities and regulatory and compliance functions to support new and existing customers and products that we believe will drive our growth. As our customer base and platform functionalities expand, areas of investment priority include product innovation, educational content, technology and infrastructure improvements and customer support. We believe these investments will contribute to our long-term growth. Additionally, we strive to strengthen our relationships with our customers by responding to customer feedback not only through the introduction of new products, but also through improvements to our existing products and services.
We expect to increase the headcount number for our engineering and regulatory and compliance teams by more than double and customer service by more than triple by the end of fiscal year 2021, compared to fiscal year 2020. These additional employees will be staffed on projects to enhance platform capabilities, drive product innovation and improve customer support, as well as to undertake regulatory and compliance functions. As of June 30, 2021, we had added approximately 30% of the expected additional headcount of our engineering and more than 40% of the expected additional headcount of our customer service and regulatory and compliance professionals.
Customer Interest in Investing and Saving
Our results of operations are impacted by the overall health of the economy and retail investing and saving behaviors, which include the following key drivers:
•Seasonality. We believe investment activity will vary throughout a calendar year. Given traditional consumer behavior, we expect to see more new customers in the first calendar quarter.
•Consumer Behavior. Consumer behavior varies over time and is affected by numerous conditions. For example, behavior may be impacted by social or economic factors such as changes in disposable income levels, general interest in investing and stock market volatility. There may also be high profile initial public offerings, or idiosyncratic events impacting single companies, that impact consumer behavior. These shifts in consumer behavior may influence interest in our products over time.
•Market Trends. As financial markets grow and contract, our customers’ investing, saving, and spending behaviors are affected. Although our operating history has coincided with a period of general macroeconomic growth in the United States, particularly in the U.S. equity markets, which has previously stimulated growth in overall investment activity on our platform, we may be impacted by any slowdowns in growth or downturns in the U.S. equity markets. For example, we saw trading activity slow in the month ending October 31, 2020, coinciding with a downturn in the broader U.S. equity market, and as a result transaction-based revenue decreased 9% from the month prior.
•Macroeconomic Events. Customer behavior is impacted by the overall macroeconomic environment, which is influenced by events such as the ongoing COVID-19 pandemic (including the COVID-19 vaccine development and responsive measures taken by the U.S. government) as well as its effects on both global business and individuals’ behavior. Since the onset of the COVID-19 pandemic in March 2020, we have seen substantial growth in our customer base, retention, engagement and trading activity metrics. It is uncertain whether these trends and behavioral shifts will continue as reopening measures continue, and we may not be able to maintain the customer base we gained, or the rate of growth in our customer base that we experienced, throughout the COVID-19 pandemic. Other macroeconomic conditions that could impact customer behavior include employment rates, natural disasters and other political or economic events.

For more information about how market trends and macroeconomic events can adversely impact our results of operations, see “Risk Factors—Risks Related to Our Business.”
Key Components of our Results of Operations
Revenues
Transaction-based revenues
Transaction-based revenues consist of amounts earned from routing customer orders for options, equities and cryptocurrencies to market makers. When customers place orders for equities, options or cryptocurrencies on our platform, we route these orders to market makers and we receive consideration from those brokers. With respect to equities and options trading, such fees are known as PFOF. With respect to cryptocurrency trading, we receive “Transaction Rebates.” In the case of equities, the fees we receive are typically based on the size of the publicly quoted bid-ask spread for the security being traded; that is, we receive a fixed percentage of the difference between the publicly quoted bid and ask at the time the trade is executed. For options, our fee is on a per contract basis based on the underlying security. In the case of cryptocurrencies, our rebate is a fixed percentage of the notional order value. Within each asset class, whether equities, options or cryptocurrencies, the transaction-based revenue we earn is calculated in an identical manner among all participating market makers. We route equity and option orders in priority to participating market makers that we believe are most likely to give our customers the best execution, based on historical performance (according to order price, trading symbol, availability of the market maker and, if statistically significant, order size), and, in the case of options, the likelihood of the order being filled is a factor as well. For cryptocurrency orders, we route to market makers based on price and availability of the market maker.
Net interest revenues
Net interest revenues consist of interest revenues less interest expenses.
We earn interest revenues and incur interest expenses on securities lending transactions. We also earn interest revenues on margin loans to users, as well as on our segregated cash, cash and cash equivalents, and deposits with clearing organizations. We also incur interest expenses in connection with our revolving credit facilities.
Other revenues
Other revenues primarily consist of Robinhood Gold, a monthly paid subscription service that provides users with premium features such as enhanced instant deposits, professional research, Nasdaq Level II market data and, upon approval, access to margin investing. Other revenues also include proxy rebate revenues and miscellaneous fees charged to users.
Operating Expenses
Brokerage and transaction
Brokerage and transaction costs primarily consist of fees paid to centralized clearinghouses, bank and regulatory fees, market data expenses, compensation and benefits, including share-based compensation, for employees engaged in clearing and brokerage functions and allocated overhead. A large portion of our brokerage and transaction costs are variable and tied to trading and transaction volumes on our platform.

Technology and development
Technology and development costs primarily consist of costs incurred to support and improve our platform and develop new products, costs associated with computer hardware and software, compensation and benefits, including share-based compensation, for engineering, data science and design personnel, including amortization of internally developed software, and allocated overhead. We intend to continue to invest in technology and development for the foreseeable future as we focus on developing new features and enhancements on our platform, while also developing new products to serve the needs of our customers.
Operations
Operations costs primarily consist of customer service related expenses, including compensation and benefits, which includes share-based compensation, for employees engaged in customer support, third-party customer service vendors, customer onboarding and account verification as well as allocated overhead. We plan to continue to invest in customer service-related expenses, including the costs associated with expanding our customer support functions, such as phone-based voice support, to adequately support the significant growth in our user base. Additionally, operations costs include chargebacks for unauthorized debit card use.
Operations costs also include our provision for credit losses in connection with unrecoverable receivables due to Fraudulent Deposit Transactions. “Fraudulent Deposit Transactions” occur when users initiate deposits into their accounts, make unsuccessful trades on our platform using a short-term extension of credit from us, and then repatriate or reverse the deposits, resulting in a loss to us of the credited amount. The provision for credit loss is equal to the unsecured receivable balance owed by users, i.e., the difference between the amount due from users and the fair value of the assets in the users account, and we write-off the receivable balance when it has become outstanding for over 180 days. We seek to reduce Fraudulent Deposit Transactions by deploying and iterating on machine learning models that identify high-risk users and transactions on our platform. In addition, upon identifying high risk users and transactions, we seek to prevent further losses by introducing friction into the user experience (for example, by not offering the identified customer access to instant funds) or implementing restrictions to mitigate the risk of these transactions (such as temporarily restricting withdrawals). Due to the fraudulent nature of these transactions, recourse and collection of the funds is limited. The provision for credit losses also includes an immaterial amount of losses related to our margin lending and proxy rebate activities.
Marketing
Marketing costs primarily consist of expenses associated with the Robinhood Referral Program, production and placement of advertisements in various media outlets, including online and on television, and customer goodwill, which primarily relates to costs to remediate losses experienced by our customers due to service interruptions on our platform and reimbursement of direct losses that happen due to unauthorized activity that is not the fault of our customer. Marketing costs also include compensation and benefits, including share-based compensation, for employees engaged in the marketing function and allocated overhead. We plan to continue to invest in marketing efforts through the Robinhood Referral Program and other media outlets to support growing our user base. See “—Our Business Model—New Customer Growth” above for more information.
Under our referral program (the “Robinhood Referral Program”), RHF credits referring and referred customers with a stock reward (of one share each per referral), with the potential value of each share ranging from $2.50 to $225. Each stock reward is selected randomly from RHF’s previously purchased inventory of settled shares held exclusively for this program. This inventory is comprised of shares of stock of issuers that are widely held among our customers’ accounts (i.e., held by at least 5,000 customers). Approximately 98% of customers receive a stock reward having a value ranging from $2.50 to $10. Referring customers can earn more than one reward through the Robinhood Referral Program by making multiple referrals, subject to a maximum of $500 in total rewards earned annually per customer.

From time to time, we offer multiple stock rewards per referral. Stock rewards are also available to customers who sign up through paid marketing channels. In order for rewards to be earned by the referring and referred customer, the referred customer must fulfill certain conditions stated in their promotion, such as linking their bank account to our platform. After the referred Robinhood account is approved, each customer must claim his or her stock reward in the Robinhood app within 60 days of notification thereof, at which point the stock is deposited to such customer’s Robinhood account. Customers do not need to provide any cash consideration for the stock reward.
General and administrative
General and administrative costs primarily consist of compensation and benefits, including share-based compensation, for certain executives as well as employees engaged in legal, finance, human resources, risk, and compliance. General and administrative costs also include legal settlements and professional fees, such as, but not limited to, legal, audit and accounting fees, as well as allocated overhead.

Results of Operations
The following table summarizes our consolidated statements of operations data:

(in thousands)	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
Revenues:
Transaction-based revenues	$170,831	$720,133	$283,044	$871,606
Net interest revenues	70,639	177,437	64,014	130,206
Other revenues	36,063	61,263	24,703	85,695
Total net revenues	277,533	958,833	371,761	1,087,507
Operating expenses:(1)
Brokerage and transaction	45,459	111,083	49,016	78,816
Technology and development	94,932	215,630	78,176	273,205
Operations	33,869	137,905	52,277	167,629
Marketing	124,699	185,741	113,432	196,407
General and administrative	85,504	294,694	73,287	248,460
Total operating expenses	384,463	945,053	366,188	964,517
Change in fair value of convertible notes and warrant liability	—	—	—	2,020,321
Other expense (income), net	657	(50)	43	(149)
Income (loss) before income tax	(107,587)	13,830	5,530	(1,897,182)
Provision for (benefit from) income taxes	(1,018)	6,381	448	49,286
Net income (loss)	$(106,569)	$7,449	$5,082	$(1,946,468)
_______________
(1)Includes share-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2019	2020	2020	2021
Brokerage and transaction	$427	$227	$12	$12
Technology and development	9,499	18,024	2,540	2,025
Operations	139	61	18	6
Marketing	85	613	15	78
General and administrative	16,517	5,405	1,192	8,013
Total share-based compensation expense	$26,667	$24,330	$3,777	$10,134
We have not recognized share-based compensation for awards with performance-based conditions because the qualifying event, such as an IPO, had not occurred and, therefore, could not be considered probable. See Share-based compensation disclosed in Note 1 our consolidated financial statements included elsewhere in this prospectus for more information.

Comparison of the Three and Six Months Ended June 30, 2020 and 2021
Revenues
Transaction-based revenues

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands, except for percentages)	2020	2021	% Change	2020	2021	% Change
Transaction-based revenues
Options	$111,148	$164,604	48%	$170,908	$362,464	112%
Cryptocurrencies	5,320	233,103	4,282%	9,558	320,690	3,255%
Equities	70,606	52,012	(26)%	102,195	185,313	81%
Other	339	1,448	327%	383	3,139	720%
Total transaction-based revenues	$187,413	$451,167	141%	$283,044	$871,606	208%
Transaction-based revenues as a % of total net revenues:
Options	46%	29%		46%	33%
Cryptocurrencies	2%	41%		3%	30%
Equities	29%	9%		27%	17%
Other	—%	—%		—%	—%
Total transaction-based revenues	77%	79%		76%	80%
Transaction-based revenues increased by $263.8 million, or 141%, and $588.6 million, or 208%, for the three and six months ended June 30, 2021, compared to the same periods in the prior year. The increases were driven by a 130% increase in Net Cumulative Funded Accounts which primarily resulted in higher daily average revenue trades in options and cryptocurrencies. For the three and six months ended June 30, 2021, our daily average revenue trades increased for cryptocurrencies significantly, from 0.1 million to 2.6 million and 0.1 million to 2.0 million. For the same periods, options increased by 28% and 88% from 0.6 million to 0.8 million and 0.5 million to 0.9 million. Our daily average revenue trades for equities were relatively flat for the three months ended June 30, 2021 and increased by 93% from 2.1 million to 4.0 million for the six months ended June 30, 2021. We define “daily average revenue trades” as the total number of revenue generating trades executed during a given period divided by the number of trading days in that period. Trading activity was particularly high during the first two months of the three months ended June 30, 2021 period, returning to levels more in line with prior periods during the last few weeks of the three months ended June 30, 2021. Increased interest in personal finance and investing, and several high-profile securities and cryptocurrencies, contributed to a large increase in the number of retail investors to become our users and begin trading on our platform.

Net interest revenues

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands, except for percentages)	2020	2021	% Change	2020	2021	% Change
Net interest revenues:
Securities lending	$28,633	$39,448	38%	$35,138	$75,074	114%
Margin interest	10,958	31,230	185%	18,787	58,961	214%
Interest on segregated cash and securities	1,436	931	(35)%	10,632	2,041	(81)%
Other interest revenue	526	1,368	160%	2,516	2,197	(13)%
Interest expenses related to credit facilities	(1,555)	(5,268)	239%	(3,059)	(8,067)	164%
Total net interest revenues	$39,998	$67,709	69%	$64,014	$130,206	103%
Net interest revenues as a % of total net revenues:
Securities lending	12%	7%		9%	7%
Margin interest	4%	6%		5%	5%
Interest on segregated cash and securities	1%	—%		3%	1%
Other interest revenue	—%	—%		1%	—%
Interest expenses related to credit facilities	(1)%	(1)%		(1)%	(1)%
Total net interest revenues	16%	12%		17%	12%
Net interest revenues increased by $27.7 million, or 69%, and $66.2 million, or 103%, for the three and six months ended June 30, 2021, compared to the same periods in the prior year. The increase was primarily due to higher interest revenues earned through securities lending activities and on margin loans to users, offset by lower interest revenue earned on segregated cash and securities, and increased interest expense related to our revolving credit facilities.
Net interest revenues earned from securities lending transactions increased $10.8 million and $39.9 million for the three and six months ended June 30, 2021 as we grew our securities lending program, which benefited from growth in our margin book. Securities loaned increased 245% to $2.6 billion. Interest revenue earned on margin borrowings increased by $20.3 million and $40.2 million for the three and six months ended June 30, 2021 due to an increase in both the number of margin borrowers and average per-user margin balance. Margin receivables outstanding, net of allowance for credit losses, increased from $1,378.8 million due from 0.4 million users to $5,414.8 million due from 0.7 million users. The first $1,000 in margin borrowed by each user is included in their monthly Robinhood Gold subscription fee. Additional margin borrowed was charged at 5% annual percentage rate until December 2020 when we lowered this rate to 2.5%. Interest revenue earned on segregated cash and securities balances decreased $0.5 million and $8.6 million for the three and six months ended June 30, 2021, due to the decrease in the Federal Reserve's benchmark target rate to near zero.

Other revenues

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands, except for percentages)	2020	2021	% Change	2020	2021	% Change
Other revenues	$16,800	$46,457	177%	$24,703	$85,695	247%
Other revenues as a % of total net revenues	7%	8%		7%	8%
Other revenues increased by $29.7 million, or 177%, and $61.0 million, or 247%, for the three and six months ended June 30, 2021, compared to same periods in the prior year. These increases were due to increases in subscription revenue of $12.7 million and $26.6 million driven by an increase in paid subscribers to Robinhood Gold from 0.7 million to 1.6 million and increases of $7.6 million and $21.9 million relating to ACATS fees charged to users for facilitating the transfer of their account to another broker-dealer. Additionally, proxy rebate revenue increased by $11.6 million and $16.5 million as a result of the growth in our user base.

Operating Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands, except for percentages)	2020	2021	% Change	2020	2021	% Change
Operating expenses:
Brokerage and transaction	$28,612	$37,812	32%	$49,016	$78,816	61%
Technology and development	44,971	156,347	248%	78,176	273,205	249%
Operations	30,464	101,065	232%	52,277	167,629	221%
Marketing	43,510	94,159	116%	113,432	196,407	73%
General and administrative	38,636	111,346	188%	73,287	248,460	239%
Total operating expenses	$186,193	$500,729		$366,188	$964,517
Percent of net revenues:
Brokerage and transaction	12%	7%		13%	7%
Technology and development	18%	28%		21%	25%
Operations	12%	18%		14%	15%
Marketing	18%	17%		31%	18%
General and administrative	16%	20%		20%	23%
Total operating expenses	76%	90%		99%	88%
Brokerage and transaction

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2020	2021	$ Change	2020	2021	$ Change
Clearing fees	$12,494	$12,116	$(378)	$20,713	$21,448	$735
Market data fees	5,217	7,217	2,000	10,313	17,238	6,925
Bank charges	2,042	5,570	3,528	3,510	11,231	7,721
Fractional share transactions	76	1,104	1,028	125	6,881	6,756
Employee compensation, benefits and overhead	1,593	3,556	1,963	3,043	6,538	3,495
Regulatory fees	4,084	3,563	(521)	6,163	6,493	330
Other	3,106	4,686	1,580	5,149	8,987	3,838
Total	$28,612	$37,812	$9,200	$49,016	$78,816	$29,800
Brokerage and transaction costs increased by $9.2 million, or 32%, and $29.8 million, or 61%, for the three and six months ended June 30, 2021, compared to the same periods in the prior year, primarily due to increases of $3.5 million and $7.7 million in bank charges, increases of $2.0 million and $6.9 million in market data fees, and increases of $1.0 million and $6.8 million in losses attributable to the market price fluctuations that impacted fractional share transactions. These increases were driven by the growth in our user base. Additionally, employee compensation and benefits, including share-based compensation, increased $2.0 million and $3.5 million as we continued to grow our brokerage teams to support the growth of our user base and platform. Clearing and regulatory fees did not increase in line with the increased trading activity on the platform as a result of a reduction of certain of these fees.

Technology and development

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2020	2021	$ Change	2020	2021	$ Change
Cloud infrastructure and other software services	$17,807	$79,267	$61,460	$29,639	$139,251	$109,612
Employee compensation, benefits and overhead	25,229	72,101	46,872	44,960	124,989	80,029
Other	1,935	4,979	3,044	3,577	8,965	5,388
Total	$44,971	$156,347	$111,376	$78,176	$273,205	$195,029
Technology and development costs increased by $111.4 million, or 248%, and $195.0 million, or 249%, for the three and six months ended June 30, 2021, compared to the same periods in prior year, primarily due to increases of $61.5 million and $109.6 million in costs for cloud infrastructure due to increased capacity requirements for our platform and other software services utilized in delivering our products. Additionally, we experienced an increase of $46.9 million and $80.0 million in employee compensation and benefits, including share-based compensation, net of capitalized costs for internally developed software, as we continued to grow our engineering, data science, and design teams to support the growth of our user base and develop new products.
Operations

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2020	2021	$ Change	2020	2021	$ Change
Employee compensation, benefits and overhead	$7,171	$29,965	$22,794	$12,941	$52,342	$39,401
Third-party customer support	6,870	25,945	19,075	10,409	41,659	31,250
Provision for credit losses	13,046	20,342	7,296	22,994	36,745	13,751
Debit card chargebacks	903	19,354	18,451	903	20,830	19,927
Customer onboarding	2,754	4,433	1,679	4,864	9,273	4,409
Other	(280)	1,026	1,306	166	6,780	6,614
Total	$30,464	$101,065	$70,601	$52,277	$167,629	$115,352
Operations costs increased by $70.6 million, or 232%, and $115.4 million, or 221%, for the three and six months ended June 30, 2021, compared to the same periods in the prior year, primarily due to increases of $22.8 million and $39.4 million in employee compensation and benefits, including share-based compensation, for customer support and other operations employees as we increased the number of our dedicated customer support professionals by 359% from the same period in the prior year. Costs related to third-party customer support vendors increased $19.1 million and $31.3 million and customer onboarding increased $1.7 million and $4.4 million as we continued to make investments to support our growing user base. Additionally, debit card chargebacks increased $18.5 million and $19.9 million as a result of increased unauthorized debit card use and our provision for credit losses increased $7.3 million and $13.8 million mainly driven by Fraudulent Deposit Transactions as the number of accounts making Fraudulent Deposit Transactions stayed relatively consistent period over period while loss incurred per account increased.

Marketing

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2020	2021	$ Change	2020	2021	$ Change
Robinhood Referral Program	$26,015	$49,121	$23,106	$52,009	$107,026	$55,017
Digital and paid marketing efforts	14,665	31,483	16,818	53,461	64,411	10,950
Employee compensation, benefits and overhead	908	9,058	8,150	1,706	15,628	13,922
Other	1,922	4,497	2,575	6,256	9,342	3,086
Total	$43,510	$94,159	$50,649	$113,432	$196,407	$82,975
Marketing costs increased by $50.6 million, or 116%, and $83.0 million, or 73%, for the three and six months ended June 30, 2021, compared to the same periods in the prior year, primarily due to increases of $23.1 million and $55.0 million in costs associated with our Robinhood Referral Program, which are comprised of the fair value of awards earned in the current period, changes in estimate of unclaimed awards earned in the current and prior periods, fair value adjustments of shares held to support the program, and reversals related to awards that expire unclaimed. The fair value adjustments of shares held to support the program were immaterial for the periods presented. The following table summarizes the Robinhood Referral Program liability activity for the periods indicated:

	June 30,
(in thousands)	2020	2021
Beginning balance, January 1	$303	$695
Fair value of current period awards	57,541	114,029
Changes in estimate of unclaimed awards for current and prior periods	(39)	(1,173)
Reversals related to unclaimed, expired awards	(5,493)	(7,805)
Claimed awards	(51,825)	(105,357)
Ending balance, June 30	$487	$389
Additionally, there were increases of $8.2 million and $13.9 million in employee compensation and benefits, including share-based compensation, for employees engaged in our marketing function and increases in digital advertising costs of $16.8 million and $11.0 million due to our digital and paid marketing efforts to drive higher brand awareness, particularly for our cryptocurrency trading product.
General and administrative

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2020	2021	$ Change	2020	2021	$ Change
Employee compensation, benefits and overhead	$18,564	$45,636	$27,072	$36,253	$93,698	$57,445
Professional fees	18,657	38,016	19,359	$33,591	76,457	42,866
Legal settlements or reserves	7	20,890	20,883	7	63,050	63,043
Other	1,408	6,804	5,396	3,436	15,255	11,819
Total	$38,636	$111,346	$72,710	$73,287	$248,460	$175,173
General and administrative costs increased by $72.7 million, or 188%, and $175.2 million, or 239%, for the three and six months ended June 30, 2021, compared to the year prior, primarily due to increases of $20.9 million and $63.0 million in costs associated with legal settlements and reserves as discussed in Note 14 to our unaudited condensed consolidated financial statements, increases of $27.1 million and

$57.4 million in employee compensation and benefits, including share-based compensation, for general and administrative personnel, and increases of $19.4 million and $42.9 million in professional fees, primarily related to legal services.
Change in Fair Value of Convertible Notes and Warrant Liability

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2020	2021	$ Change	2020	2021	$ Change
Change in fair value of convertible notes and warrant liability	$—	$528,052	$528,052	$—	$2,020,321	$2,020,321
Change in fair value convertible notes and warrant liability was due to the mark-to-market adjustment of the convertible notes issued and warrant granted in February 2021, as discussed in Note 5 to our unaudited condensed consolidated financial statements.
Provision for Income Taxes

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2020	2021	$ Change	2020	2021	$ Change
Provision for income taxes	$534	37,507	$36,973	$448	49,286	$48,838
For the three and six months ended June 30, 2020 and 2021, provision for income taxes increased by $37.0 million and $48.8 million. The increases were primarily due to the growth of the business, the non-deductible change in fair value of the convertible notes and warrant liability and the change in valuation allowance on our remaining U.S. federal and state deferred tax assets offset by our current federal and state taxes payable.

Comparison of the Years Ended December 31, 2019 and 2020
Revenues
Transaction-based revenues

	Year Ended December 31,
(in thousands, except for percentages)	2019	2020	% Change
Transaction-based revenues
Options	$110,656	$440,070	298%
Equities	50,688	251,200	396%
Cryptocurrencies	9,487	26,708	182%
Other	—	2,155	NM
Total transaction-based revenues	$170,831	$720,133	322%
Transaction-based revenues as a % of total net revenues:
Options	40%	46%
Equities	18%	26%
Cryptocurrencies	4%	3%
Other	—%	—%
Total transaction-based revenues	62%	75%
Transaction-based revenues increased by $549.3 million, or 322%, for the year ended December 31, 2020, compared to the year prior. The increase was driven by a 143% increase in Net Cumulative Funded Accounts, which resulted in higher daily average revenue trades (as defined above) in options, equities and cryptocurrencies. Our daily average revenue trades for options, equities and cryptocurrencies increased from 0.2 million to 0.6 million, an increase of 306%, 0.6 million to 2.2 million, an increase of 274%, and less than 0.1 million to 0.1 million, an increase of 175%. Increased interest in personal finance and investing, low interest rates and a positive market environment, especially in the U.S. equities markets, encouraged an unprecedented number of first-time retail investors to become our users and begin trading on our platform. We have seen substantial growth in our user base, retention, engagement and trading activity metrics, as well as continued gains and periodic all-time highs achieved by the equity markets.

Net interest revenues

	Year Ended December 31,
(in thousands, except for percentages)	2019	2020	% Change
Net interest revenues:
Securities lending	$6,380	$98,165	1439%
Margin interest	19,104	66,781	250%
Interest on segregated cash and securities	36,281	13,401	(63)%
Other interest revenue	9,865	3,972	(60)%
Interest expenses related to credit facilities	(991)	(4,882)	393%
Total net interest revenues	70,639	177,437	151%
Net interest revenues as a % of total net revenues:
Securities lending	2%	10%
Margin interest	7%	7%
Interest on segregated cash and securities	13%	2%
Other interest revenue	4%	1%
Interest expenses related to credit facilities	(1)%	(1)%
Total net interest revenues	25%	19%
Net interest revenues increased by $106.8 million, or 151%, for the year ended December 31, 2020, compared to the year prior. The increase was primarily due to higher interest revenues earned through securities lending activities and on margin loans to users, offset by lower interest revenue earned on segregated cash and securities, and increased interest expense related to our revolving credit facilities.
Net interest revenues earned from securities lending transactions increased $91.8 million as we grew our securities lending program, which benefited from higher rates earned on hard-to-borrow securities. Securities loaned increased 185%, to $1.9 billion, while securities borrowed remained flat at $0.4 million. Interest revenue earned on margin borrowings increased by $47.7 million due to an increase in both the number of margin borrowers and average per-user margin balance. Margin receivables outstanding, net of allowance for credit losses, increased from $637.3 million due from 0.1 million users to $3.3 billion due from 0.3 million users. The first $1,000 in margin borrowed by each user is not charged interest while margin over $1,000 was charged at 5% annual percentage rate until December 2020 when we lowered this rate to 2.5%. Interest revenue earned on segregated cash and securities balances decreased $22.9 million due to the decrease in the Federal Reserve's benchmark target rate to near zero.
Other revenues

	Year Ended December 31,
(in thousands, except for percentages)	2019	2020	% Change
Other revenues	$36,063	$61,263	70%
Other revenues as a % of total net revenues	13%	6%
Other revenues increased by $25.2 million, or 70%, for the year ended December 31, 2020, compared to the year prior. The increase was primarily due to an increase in paid subscribers to Robinhood Gold from 0.2 million to 0.9 million, resulting in $9.8 million in increased subscription revenue and higher proxy rebate revenue of $7.5 million resulting from the growth in our user base.

Operating Expenses

	Year Ended December 31,
(in thousands, except for percentages)	2019	2020	% Change
Operating expenses:
Brokerage and transaction	$45,459	$111,083	144%
Technology and development	94,932	215,630	127%
Operations	33,869	137,905	307%
Marketing	124,699	185,741	49%
General and administrative	85,504	294,694	245%
Total operating expenses	$384,463	$945,053	146%
Percent of net revenues:
Brokerage and transaction	16%	12%
Technology and development	34%	22%
Operations	12%	14%
Marketing	45%	19%
General and administrative	31%	31%
Total operating expenses	139%	99%
Brokerage and transaction

	Year Ended December 31,
(in thousands)	2019	2020	$ Change
Clearing fees	$14,882	$46,480	$31,598
Market data fees	11,697	21,327	9,630
Regulatory fees	4,780	15,308	10,528
Employee compensation, benefits and overhead	5,297	7,209	1,912
Bank charges	2,565	7,104	4,539
Other	6,238	13,655	7,417
Total	$45,459	$111,083	$65,624
Brokerage and transaction costs increased by $65.6 million, or 144%, for the year ended December 31, 2020, compared to the year prior. The increase was primarily due to an increase of $31.6 million in clearing fees, an increase of $10.5 million in regulatory fees, an increase of $9.6 million in market data fees, an increase of $4.5 million in bank charges and an increase of $1.9 million in employee compensation and benefits, including share-based compensation, and allocated overhead. These increases were in line with the growth in our user base and higher trading volumes on a per-user basis.
Technology and development

	Year Ended December 31,
(in thousands)	2019	2020	$ Change
Employee compensation, benefits and overhead	$65,031	$127,287	$62,256
Cloud infrastructure and other software services	26,759	80,806	54,047
Other	3,142	7,537	4,395
Total	$94,932	$215,630	$120,698

Technology and development costs increased by $120.7 million, or 127%, for the year ended December 31, 2020, compared to the year prior. The increase was primarily due to an increase of $62.3 million in employee compensation and benefits, including share-based compensation, net of capitalized costs for internally developed software, and allocated overhead as we continued to grow our engineering, data science, and design teams to support the growth of our user base and develop new products. We also experienced an increase of $54.0 million in costs for cloud infrastructure and other software services utilized in delivering our products as a result of overall growth in customer accounts and related activities.
Operations

	Year Ended December 31,
(in thousands)	2019	2020	$ Change
Provision for credit losses	$11,109	$59,134	$48,025
Employee compensation, benefits and overhead	10,802	35,011	24,209
Third-party customer support	7,907	29,206	21,299
Customer onboarding	2,849	8,504	5,655
Other	1,202	6,050	4,848
Total	$33,869	$137,905	$104,036
Operations costs increased by $104.0 million, or 307%, for the year ended December 31, 2020, compared to the year prior. The increase was primarily due to an increase in provision for credit losses of $48.0 million, from $11.1 million to $59.1 million, mainly driven by Fraudulent Deposit Transactions and, to a lesser extent, losses on margin borrowings, which have both increased, on a total account and loss per account basis, with the growth of our user base. We also incurred additional compensation and benefits expense, including share-based compensation, and allocated overhead of $24.2 million for customer support and other operations employees as we more than tripled the number of our dedicated customer support professionals from the year prior. Costs related to third-party customer support vendors and customer onboarding increased $21.3 million and $5.7 million as a result of the growth in our user base.
Marketing

	Year Ended December 31,
(in thousands)	2019	2020	$ Change
Robinhood Referral Program	$28,750	$79,061	$50,311
Customer goodwill	1,134	13,529	12,395
Employee compensation, benefits and overhead	2,731	8,944	6,213
Digital and paid marketing efforts	90,373	77,729	(12,644)
Other	1,681	6,478	4,797
Total	$124,669	$185,741	$61,072
Marketing costs increased by $61.0 million, or 49%, for the year ended December 31, 2020, compared to the year prior. The increase was primarily due to an increase of $50.3 million in costs associated with our Robinhood Referral Program, which are comprised of the fair value of awards earned in the current period, changes in estimate of unclaimed awards earned in the current and prior periods, fair value adjustments of shares held to support the program and reversals related to awards that expire unclaimed. The fair value adjustments of shares held to support the program were immaterial for the periods presented. The following table summarizes the Robinhood Referral Program liability activity for the periods indicated:

	December 31
(in thousands)	2019	2020
Beginning balance	$978	$303
Fair value of current period awards	37,893	85,849
Changes in estimate of unclaimed awards for current and prior periods	(1,886)	927
Reversals related to unclaimed, expired awards	(7,256)	(7,715)
Claimed awards	(29,426)	(78,669)
Ending balance	$303	$695
Additionally, customer goodwill related to costs to remediate losses experienced by our users due to service interruptions and unauthorized activity on our platform increased $12.4 million. We also incurred additional compensation and benefits expense, including share-based compensation, and allocated overhead, of $6.2 million for marketing personnel. The increase was partially offset by a decrease in digital and paid marketing efforts of $12.6 million as we strategically focused our marketing efforts through the Robinhood Referral Program, which generally has lower direct expense rates as compared to other marketing methods.
General and administrative

	Year Ended December 31,
(in thousands)	2019	2020	$ Change
Legal settlements or reserves	$1,409	$105,494	$104,085
Professional fees	22,551	90,055	67,504
Employee compensation, benefits and overhead	51,025	84,884	33,859
Other	10,519	14,261	3,742
Total	$85,504	$294,694	$209,190
General and administrative costs increased by $209.2 million, or 245%, for the year ended December 31, 2020, compared to the year prior. The increase was primarily due to a total of $101.6 million in certain legal settlements or reserves as discussed in Note 14 to our consolidated financial statements and elsewhere in this prospectus. Additionally, compensation and benefits, excluding share-based compensation, and allocated overhead for general and administrative personnel increased $45.0 million, offset by lower share-based compensation of $11.1 million related to the 2020 Tender Offer as compared to the 2019 Tender Offer, for a net change of $33.9 million, along with an increase of $3.7 million in professional fees.
Provision for (Benefit from) Income Taxes

	Year Ended December 31,
(in thousands, except for percentages)	2019	2020	$ Change
Provision for (benefit from) income taxes	$(1,018)	$6,381	$7,399
Provision for income taxes increased by $7.4 million, for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was primarily due to the growth of the business and the accrual of non-deductible regulatory settlements in 2020.

Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarters presented. The unaudited quarterly statements of operations data have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and include all adjustments and reflect, in our opinion, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The results of a particular quarter or other interim period are not necessarily indicative of the results for a full fiscal year or any other period. The following unaudited quarterly consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Quarterly Consolidated Statements of Operations

(in thousands)	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021	June 30, 2021
Revenues:
Transaction-based revenues	$44,800	$48,841	$43,339	$95,631	$187,413	$201,807	$235,282	$420,439	$451,167
Net interest revenues	15,618	21,946	21,542	24,016	39,998	50,406	63,017	62,497	67,709
Other revenues	11,314	6,693	7,284	7,903	16,800	17,317	19,243	39,238	46,457
Total net revenues	71,732	77,480	72,165	127,550	244,211	269,530	317,542	522,174	565,333
Operating expenses:(1)
Brokerage and transaction	11,142	12,713	13,379	20,404	28,612	31,444	30,623	41,004	37,812
Technology and development	18,239	29,580	30,809	33,205	44,971	55,491	81,963	116,858	156,347
Operations	8,984	7,436	11,391	21,813	30,464	40,962	44,666	66,564	101,065
Marketing	28,211	27,825	40,991	69,922	43,510	39,088	33,221	102,248	94,159
General and administrative	16,498	38,127	20,935	34,651	38,636	113,494	107,913	137,114	111,346
Total operating expenses	83,074	115,681	117,505	179,995	186,193	280,479	298,386	463,788	500,729
Change in fair value of convertible notes and warrant liability	—	—	—	—	—	—	—	1,492,269	528,052
Other expense (income), net	115	280	155	143	(100)	45	(138)	(859)	710
Income (loss) before income tax	(11,457)	(38,481)	(45,495)	(52,588)	58,118	(10,994)	19,294	(1,433,024)	(464,158)
Provision for (benefit from) income taxes	(55)	(55)	(853)	(86)	534	(333)	6,266	11,779	37,507
Net income (loss)	$(11,402)	$(38,426)	$(44,642)	$(52,502)	$57,584	$(10,661)	$13,028	$(1,444,803)	$(501,665)
Net income (loss) attributable to common stockholders:
Basic	(11,402)	(38,426)	(44,642)	(52,502,000)	22,783	(10,661)	4,624	(1,444,803)	(501,665)
Diluted	(11,402)	(38,426)	(44,642)	(52,502,000)	22,783	(10,661)	4,624	(1,444,803)	(501,665)
Net income (loss) per share attributable to common stockholders:
Basic	(0.05)	(0.17)	(0.20)	(0.23)	0.10	(0.05)	0.02	(6.26)	(2.16)
Diluted	(0.05)	(0.17)	(0.20)	(0.23)	0.09	(0.05)	0.02	(6.26)	(2.16)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	221,593,866	222,300,000	223,845,043	224,780,085	225,091,413	225,997,444	227,115,364	230,685,464	232,223,019
Diluted	221,593,866	222,300,000	223,845,043	224,780,085	244,338,145	225,997,444	245,008,423	230,685,464	232,223,019
_______________
(1)Includes share-based compensation expense as follows:

	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021	June 30, 2021
Brokerage and transaction	$15	$375	$13	$6	$6	$6	$209	$6	$6
Technology and development	1,002	5,971	1,535	1,716	824	992	14,492	1,308	717
Operations	21	80	14	10	8	5	38	3	3
Marketing	8	59	9	8	7	40	558	37	41
General and administrative	431	13,682	2,002	672	520	528	3,685	7,642	371
Total share-based compensation expense	$1,477	$20,167	$3,573	$2,412	$1,365	$1,571	$18,982	$8,996	$1,138
_______________
We have not recognized share-based compensation for awards with performance-based conditions because the qualifying event, such as an IPO, had not occurred and, therefore, could not be considered probable. See Share-based compensation disclosed in Note 1 to our consolidated financial statements included elsewhere in this prospectus for more information.

Quarterly Consolidated Statements of Operations, as a percentage of revenue

	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	March 31, 2021	June 30, 2021
Revenues:
Transaction-based revenues	62%	63%	60%	75%	77%	75%	74%	81%	79%
Net interest revenues	22%	28%	30%	19%	16%	19%	20%	12%	12%
Other revenues	16%	9%	10%	6%	7%	6%	6%	7%	9%
Total net revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%
Operating expenses:
Brokerage and transaction	16%	16%	19%	16%	12%	12%	10%	8%	7%
Technology and development	25%	38%	43%	26%	18%	21%	26%	22%	28%
Operations	13%	10%	16%	17%	12%	15%	14%	13%	18%
Marketing	39%	36%	57%	55%	18%	15%	10%	20%	17%
General and administrative	23%	49%	28%	27%	16%	41%	34%	26%	20%
Total operating expenses	116%	149%	163%	141%	76%	104%	94%	89%	90%
Change in fair value of convertible notes and warrant liability	—%	—%	—%	—%	—%	—%	—%	286%	93%
Other expense (income), net	—%	1%	—%	—%	—%	—%	—%	(1)%	(1)%
Income (loss) before income tax	(16)%	(50)%	(63)%	(41)%	24%	(4)%	6%	(274)%	(82)%
Provision for (benefit from) income taxes	—%	—%	(1)%	—%	—%	—%	2%	3%	7%
Net income (loss)	(16)%	(50)%	(62)%	(41)%	24%	(4)%	4%	(277)%	(89)%
Quarterly Trends
Transaction-based revenues
Transaction-based revenues have generally increased sequentially in each of the periods presented, other than the fourth quarter of 2019, due to growth in our user base which resulted in higher trading volume on a per-user basis. In the first half of 2020, we saw a significant increase in the number of new accounts opened by first-time investors, as a result of increased interest in personal finance and investing, low interest rates and a positive market environment, especially in the U.S. equity markets. Throughout the remainder of 2020 and the first half of 2021, we maintained substantial growth in our user base, retention, engagement and trading activity metrics, as well as gains and periodic all-time highs achieved by the equity markets.
Net interest revenues
Net interest revenues have generally increased sequentially in each of the periods presented, other than the fourth quarter of 2019, due to continued growth of our securities lending activities and increases in both the number of margin borrowers and average per-user margin balance. Net interest revenues decreased slightly in the first quarter of 2021 primarily due to an increase in interest expense incurred by borrowing on our credit facilities.

Other revenues
On a quarterly basis, other revenues generally increased in 2020 and the first half of 2021 compared to the corresponding quarterly periods of 2019 primarily due to an increase in subscribers to Robinhood Gold and higher proxy rebate revenue as a result of the growth in our user base. The first half of 2021 also had higher revenues due to ACATS fees charged to users for facilitating the transfer of their account to another broker-dealer. The decrease in other revenues in the second half of 2019 was primarily due to a change in the subscription fee structure for Robinhood Gold, from a tiered pricing model to a lower, flat-rate pricing model, effective as of the second quarter of 2019. Proxy rebate revenue is impacted by seasonality, with the second quarter historically the highest as that coincides with a large number of shareholder meetings.
Brokerage and transactions
Brokerage and transaction costs have generally increased sequentially in each of the periods presented, other than the fourth quarter of 2020, which benefited from decreases in certain regulatory fee rates. The increases were primarily driven by higher clearing fees, regulatory fees and market data fees due to growth in our user base and higher trading volumes. The increase in the first quarter of 2021 was also due to an increase of $5.7 million in losses attributable to the market price fluctuation of inventory held in fractional shares.
Technology and development
Technology and development costs increased sequentially in each of the periods presented. The increases were primarily driven by higher employee compensation and benefits as we continued to grow our engineering, data science and design teams. We also experienced increases in costs for cloud infrastructure and other software services utilized in delivering our products. The third quarter of 2019 and the fourth quarter of 2020 included share-based compensation related to the 2019 and 2020 Tender Offers.
Operations
Operations costs have generally increased sequentially in each of the periods presented, other than the third quarter of 2019. The increases were primarily due to increases in provision for credit losses, mainly driven by Fraudulent Deposit Transactions and, to a lesser extent, losses on margin borrowings, both of which have generally increased every quarter due to the growth of our user base. Additionally, operations costs increased due to our increased investments in customer service for our users. In the second quarter of 2021, operations cost also increased due to debit card chargebacks as a result of increased unauthorized debit card use.
Marketing
Marketing costs increased sequentially through the first quarter of 2020, which was followed by sequential decreases through the fourth quarter of 2020. The increases were primarily driven by expenses associated with the Robinhood Referral Program and paid digital and broad-scale advertising. Marketing costs trended downward after the first quarter of 2020 as we strategically focused our marketing efforts through the Robinhood Referral Program, which generally has lower direct expense rates as compared to other marketing methods. The significant increase in the first and second quarters of 2021 was in line with the growth in our user base, which drove a significant increase in expenses related to the Robinhood Referral Program, and our digital and paid marketing efforts to drive higher brand awareness.
General and administrative
General and administrative costs have generally increased sequentially in each of the periods presented, other than the fourth quarter of 2019 and 2020 and the second quarter of 2021, primarily due to higher professional fees and compensation and benefits for general and administrative personnel to support the growth of our business. The third quarter of 2020 included a $65.0 million legal settlement, the fourth quarter of 2020 included a $36.6 million legal reserve the first quarter of 2021 included an aggregate legal reserve of $39.9 million, and the second quarter of 2021 included an aggregate legal reserve of $15.0 million as discussed in Note 14 to our unaudited condensed consolidated financial statements and elsewhere in this prospectus.

Change in fair value of convertible notes and warrant liability
Change in fair value convertible notes and warrant liability was due to the mark-to-market adjustment of the convertible notes issued and warrant granted in February 2021, as discussed in Note 5 - Fair Value of Financial Instruments in our unaudited condensed consolidated financial statements.
Liquidity and Capital Resources
Since inception, we have financed operations primarily through issuances of preferred stock, borrowings from credit facilities and cash flow from operating activities.
As of June 30, 2021, our primary sources of liquidity were our cash and cash equivalents of $5.08 billion, our revolving credit facilities and our convertible notes issued in February 2021. On July 28, 2021, we closed our IPO of our Class A common stock with cash proceeds approximately $1.9 billion after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Based on our current level of operations, we believe our available cash, available borrowings, and cash provided by operations will be adequate to meet our current liquidity needs for the next 12 months. Our future capital requirements will depend on many factors, including but not limited to, our growth rate, headcount, sales and marketing activities, research and development efforts, capital expenditures, the introduction of new products and offerings, and potential merger and acquisition activity, other strategic initiatives, volatility in the market or in certain securities and trading volume of our customers. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.
Cash Flows
The following table summarizes our cash flow activities for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2020 and 2021:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2019	2020	2020	2021
Cash provided by (used in):
Operating activities	$1,260,085	$1,876,254	$2,063,163	$399,121
Investing activities	(12,312)	(32,330)	(16,262)	(27,862)
Financing activities	375,350	1,275,883	572,881	3,558,665
Cash provided by operating activities consisted of net income (loss) adjusted for certain non-cash items including change in fair value of convertible notes and warrant liability, provision for credit losses, depreciation and amortization and share-based compensation expense, as well as the effect of changes in operating assets and liabilities. Net operating assets and liabilities at any specific point in time are subject to many variables, including variability in user activity, the timing of cash receipts and payments, and vendor payment terms.
For the six months ended June 30, 2020, cash provided by operating activities was $2,063.2 million partially due to a net income of $5.1 million, adjusted for the add back of non-cash expenses of $31.6 million, consisting primarily of provision for credit losses of $23.9 million, depreciation and amortization of $3.9 million, and share-based compensation expense of $3.8 million. Additionally, the cash generated from operating activities increased due to a net inflow from changes in operating assets and liabilities of $2,026.5 million, primarily due to an increase in payables to users of $2,913.3 million, driven by an increase in customer cash held in line with the growth in our user base.
For the six months ended June 30, 2021, cash provided by operating activities was $399.1 million, primarily due to a net loss of $1,946.5 million, adjusted for the add back of non-cash expenses of $2,075.9 million, consisting primarily of change in fair value of convertible notes and warrant liability of $2,020.3 million, provision for credit losses of $36.7 million, share-based compensation expense of $10.1 million, and depreciation and amortization of $8.7 million. Additionally, there was a cash inflow due to changes in operating assets and liabilities of $269.7 million, primarily due to an increase in payables to users of $1,870.9 million driven by an increase in customer cash held in line with the growth in our user base and an increase in securities loaned of $721.8 million, offset by an increase in receivables from users, net, of $2,104.4 million, driven by an increase in margin receivables due to growth in our user base and a decrease in our margin interest rate.
For the year ended December 31, 2020, cash provided by operating activities was $1,876.3 million, primarily due to net income of $7.4 million, adjusted for the add back of non-cash expenses of $95.5 million consisting primarily of provision for credit losses of $59.1 million, share-based compensation expense of $24.3 million and depreciation and amortization of $9.9 million. Additionally, the cash generated from operating activities increased due to a net inflow from changes in operating assets and liabilities of $1,773.3 million, primarily due to increases in payables to users of $3,532.1 million and securities loaned of $1,247.1 million, partially offset by an increase in receivables from users, net, of $2,772.0 million, driven by increases in customer cash held, securities loaned, and margin receivables in line with the growth in our user base.
For the year ended December 31, 2019, cash provided by operating activities was $1,260.1 million, primarily due to net loss of $106.6 million, adjusted for the add back of non-cash expenses of $43.4 million consisting primarily of share-based compensation expense of $26.7 million, provision for credit losses of $11.1 million and depreciation and amortization of $5.4 million. Additionally, the cash generated from operating activities increased due to a net inflow from changes in operating assets and liabilities of $1,323.3 million, primarily due to increases in payables to users of $802.8 million and securities loaned of $674.0 million, driven by increases in customer cash held and securities loaned in line with the growth in our user base.
For the six months ended June 30, 2020 and 2021, cash flows used in investing activities were $16.3 million and $27.9 million, which primarily consisted of $11.7 million and $22.1 million in purchases of property, software and equipment and $4.6 million and $5.8 million in capitalization of internally developed software.
For the years ended December 31, 2020 and 2019, cash flows used in investing activities were $32.3 million and $12.3 million, which primarily consisted of $24.4 million and $7.3 million in purchases of property, software and equipment and $7.9 million and $5.2 million in capitalization of internally developed software.
For the six months ended June 30, 2020, cash flows provided by financing activities were $572.9 million, which primarily consisted of the proceeds from issuance of redeemable convertible preferred stock, net of issuance costs of $557.3 million and borrowings on our credit facilities of $15.0 million. For the six months ended June 30, 2021, cash flows provided by financing activities were

$3,558.7 million, which primarily consisted of proceeds from issuance of convertible notes and warrants of $3,552.0 million.
For the years ended December 31, 2020 and 2019, cash flows provided by financing activities were $1,275.9 million and $375.4 million, which primarily consisted of $1,267.3 million and $372.7 million in proceeds from issuance of redeemable convertible preferred stock, net of issuance costs. We also drew and repaid $937.7 million and $137.0 million on our credit facilities.
Regulatory Capital Requirements
Our broker-dealer subsidiaries are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act (“Rule 15c3-1”)), administered by the SEC and the FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirements may fluctuate on a daily basis. RHS and RHF compute net capital under the alternative method as permitted by SEC Rule 15c3-1.
The tables below summarize the net capital, capital requirements and excess net capital of RHS and RHF as of periods presented:

	June 30, 2021
(in thousands)	Net Capital	Required Net Capital	Net Capital in Excess of Required Net Capital
RHS	$2,722,364	$110,009	$2,612,355
RHF	114,438	250	114,188
In January and February 2021, we received gross proceeds of $3.55 billion from the issuance of two tranches of convertible notes and related warrants, of which an aggregate of $2.0 billion was contributed to RHS in the first quarter of 2021. Pursuant to Rule 15c3-1 of the Exchange Act, capital contributed to RHS and included in RHS’s net capital calculation may generally not be withdrawn from RHS for one year from the time of contribution.

Contractual Obligations
The following table summarizes our contractual obligations as of the dates indicated below. The amount of the obligations presented in the table summarizes our commitments to settle contractual obligations in cash as of the dates presented.

	Payments Due by Period
	Total	Remainder of 2021	2022-2023	2024-2025	Thereafter
As of June 30, 2021	(in thousands)
Operating lease commitments	$114,766	$8,975	$47,991	$35,530	$22,270
Non-cancelable purchase commitments(1)	105,305	28,741	70,823	5,741	—
Total contractual obligations	$220,071	$37,716	$118,814	$41,271	$22,270

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
As of December 31, 2020	(in thousands)
Operating lease commitments	$72,872	$12,159	$30,369	$20,620	$9,724
Non-cancelable purchase commitments(1)	135,591	79,350	55,574	667	—
Total contractual obligations	$208,463	$91,509	$85,943	$21,287	$9,724
________________
(1)Non-cancelable purchase commitments are determined based on the non-cancelable quantities or termination amounts to which we are contractually obligated. They are primarily commitments for cloud infrastructure and data services and tenant improvements.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements, as defined in Regulation S-K, that have or are reasonably likely to have a current or future material effect on our financial condition, changes in our financial condition, revenue, or expenses, results of operations, liquidity, capital expenditures, or capital resources.
Recent Accounting Pronouncements
For a discussion of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. Information relating to quantitative and qualitative disclosures about these market risks is described below.
Interest Rate Risk
Our exposure to changes in interest rates relates to interest earned on our cash and cash equivalents and segregated cash under federal and other regulations and interest incurred in relation to our credit facilities. We use a net interest sensitivity analysis to evaluate the effect that changes in interest rates might have on pre-tax income. The analysis assumes that the asset and liability structure of our consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the analysis based on our financial position as of December 31, 2020 and June 30, 2021, indicate that a hypothetical 100 basis point increase or decrease in interest rates would not have a material effect on our financial results. We also have exposure to change in interest rates related to our variable-rate credit facilities, which are described under “—Liquidity and Capital Resources” above. However, as there were no outstanding borrowings under our credit facilities as of June 30, 2021, we had limited financial exposure associated with changes in interest rates as of such date.
Prior to our IPO, our convertible notes bore interest at a fixed rate of 6% per annum that compounds semi-annually in arrears and is payable in-kind. As the interest rate is fixed, we have limited financial exposure associated with changes in interest rates. Fluctuation in the risk-free rate impacts the fair value of the warrant liability. The results of the analysis based on our financial position as of June 30, 2021, indicate that a hypothetical 100 basis point increase or decrease in risk-free rates would not have a material effect on our financial results.
Our measurement of interest rate risk involves assumptions that are inherently uncertain and, as a result, cannot precisely estimate the impact of changes in interest rates on net interest revenues. Actual results may differ from simulated results due to balance growth or decline and the timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and management strategies, including changes in asset and liability mix.
Market-related Credit Risk
We are indirectly exposed to equity securities risk in connection with securities collateralizing margin receivables, as well as risk related to our securities lending activities. We manage risk on margin and securities-based lending by requiring customers to maintain collateral in compliance with internal and, as applicable, regulatory guidelines. We monitor required margin levels daily and require our customers to deposit additional collateral, or to reduce positions, when necessary. We continuously monitor customer accounts to detect excessive concentration, large orders or positions, and other activities that indicate increased risk to us. We manage risks associated with our securities lending activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary, and by participating in a risk-sharing program offered through the OCC.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. We regularly assess these estimates; however, actual amounts could differ from those estimates.
An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the effect of the estimates and assumptions on financial condition or operating performance. The accounting policies we believe to reflect our more significant estimates, judgments and assumptions that are most critical to understanding and evaluating our reported financial results are described below. For further information, see Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition
We earn transaction-based revenues from routing user orders for options, equities and cryptocurrencies to market makers when the performance obligation is satisfied, which is at the point in time when a routed order is executed by the market maker. The transaction price for options is on a per contract basis, while for equities it is primarily based on the bid-ask spread of the underlying trading activity. For cryptocurrencies, the transaction price is a fixed percentage of the notional order value. For each trade type, all market makers pay the same transaction price. Payments are collected monthly in arrears from each market maker.
Share-based Compensation
Stock Options
We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of stock options is recognized as compensation on a straight-line basis over the requisite service period. Forfeitures are accounted for when they occur.
The Black-Scholes option-pricing model incorporates various assumptions in estimating the fair value of stock-based awards. These variables include:
Fair value of our common stock—Because our common stock is not yet publicly traded, we must estimate the fair value of our common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock as discussed in “—Common Stock Valuations” below.
Expected volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies over a period equal to the expected term of the award.
Expected term—We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.
Risk-free interest rate—Based on the U.S. Treasury yield curve that corresponds with the expected term at the time of grant.
Expected dividend yield—We utilize a dividend yield of 0% as we have not paid, and do not anticipate paying, dividends on our common stock.
Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options with the exception that the expected term is over the contractual life.
Performance-based RSUs
We have granted RSUs that vest upon the satisfaction of both time-based service and performance-based conditions. The fair value of these RSUs is estimated based on the fair value of our common stock on the date of grant. The time-based service condition for these awards is generally satisfied over four years. The performance-based conditions are satisfied upon the occurrence of a qualifying event, defined as the earlier of (i) the closing of certain, specific liquidation or change in control transactions, or (ii) an initial public offering (“IPO”). We record share-based compensation expense for performance-

based equity awards on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. As of June 31, 2021 and 2020, we had not recognized share-based compensation for awards with performance-based conditions because the qualifying event described above had not occurred and, therefore, could not be considered probable. In the period in which our qualifying event is probable, we will record a cumulative one-time share-based compensation expense determined using the grant-date fair values. Share-based compensation related to remaining time-based service after the qualifying event will be recorded over the remaining requisite service period.
Market-Based RSUs
We have granted RSUs that vest upon the satisfaction of all the following conditions: time-based service conditions, performance-based conditions, and market-based conditions. The time-based service condition for these awards generally is satisfied over six years. The performance-based conditions are satisfied upon the occurrence of a qualifying event, as described above. Market-based conditions include (i) achievement of target stock prices whereby the award vests upon achievement of the target price or (ii) achievement of target stock prices whereby the award vests upon achievement of the target price and, in addition, the passage of an explicit service period. For the awards that have an explicit time-based service condition, compensation is taken over that period. Absent an explicit time-based service condition, compensation expense is taken over a derived service period based on the median time it takes to achieve the target price using a Monte Carlo simulation. See “Executive Compensation—Narrative Description of Executive Compensation Arrangements” for more information about the vesting conditions of our outstanding RSUs.
For market-based awards, we determine the grant-date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected capital raise percentage. We estimate the expected term based on various exercise scenarios, as these awards are not considered “plain vanilla.” We estimate the expected date of a qualifying event based on our expectation at the time of measurement of the award’s value.
We record share-based compensation expense for market-based equity awards on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. We determine the requisite service period by comparing the derived service period to achieve the market-based condition and the explicit time-based service period, using the longer of the two service periods as the requisite service period. As of June 31, 2021 and 2020, we had not recognized share-based compensation expense for awards with performance-based conditions because the qualifying event described above had not occurred and, therefore, could not be considered probable. In the period in which our qualifying event is probable, we will record a cumulative one-time share-based compensation expense determined using the grant-date fair values.
Common Stock Valuations
Prior to our IPO, given the absence of a public trading market for our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock. These factors included:
•independent third-party valuations of our common stock;
•the prices paid for common or convertible preferred stock sold to third-party investors by us and prices paid in secondary transactions, including any tender offers;

•the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•our financial condition, results of operations, and capital resources;
•the industry outlook;
•the valuation of comparable companies;
•the lack of marketability of our common stock;
•the likelihood of achieving a liquidity event, such as an IPO or a sale of our company, given prevailing market conditions;
•the history and nature of our business, industry trends, and competitive environment; and
•general economic outlook including economic growth, inflation, unemployment, interest rate environment, and global economic trends.
Our board of directors determined the fair value of our common stock by first determining the enterprise value of our business, and then allocating the value among the various classes of our equity securities to derive a per share value of our common stock. The enterprise value of our business was primarily estimated by reference to the closest round of equity financing or tender transaction preceding the date of the valuation. In a few cases, we also utilized the income or market approaches.
The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach estimates value based on a comparison of the subject company to comparable public companies. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.
In allocating the enterprise value of our business among the various classes of stock prior, we primarily used the option pricing method (“OPM”), which models each class of stock as a call option with a unique claim on our assets. After the allocation to the various classes of stock, a discount for lack of marketability (“DLOM”), is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges.
In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Following our IPO, it will not be necessary to determine the fair value of our Class A common stock, as the shares of our Class A common stock will be traded in the public market.

Loss Contingencies
We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management’s best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If no amount within the range is considered a better estimate than any other amount, an accrual for losses is recorded based on the bottom amount of the range. Accrual for loss contingencies are recorded in accounts payable and accrued expenses on the consolidated balance sheets and expensed in general and administrative expenses in our consolidated statements of operations. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.
Income Taxes
Income tax expense is an estimate of current income taxes payable in the current fiscal year based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences and carryforwards that we recognize for financial reporting and income tax purposes at enacted tax rates expected to be in effect when taxes are actually paid or recovered.
We account for income taxes under the liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe that they will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets including, but not limited to, historical cumulative loss experience and expectations of future earnings, tax planning strategies, and the carry-forward periods available for tax reporting purposes. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.
We recognize a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. We account for uncertain tax positions, including net interest and penalties, as a component of income tax expense or benefit. We make adjustments to these uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact to our consolidated financial statements and operating results.

BUSINESS
Our Mission
Our mission is to democratize finance for all.
Who We Are
Robinhood was founded on the belief that everyone should be welcome to participate in our financial system. We are creating a modern financial services platform for everyone, regardless of their wealth, income or background.
The stock market is widely recognized as one of the greatest wealth creators of the last century. But systemic barriers to investing have dissuaded millions of people from feeling welcome or taking part. Investing has long required expensive commissions to place trades, making it impractical for people with smaller balances to participate. In addition, many were unable to satisfy minimum account balance requirements, or were otherwise uncomfortable walking into a financial institution to complete paperwork or answer jargon-filled questions they did not understand. Investing can also seem unfamiliar, complex and confusing. Even when traditional brokerages moved their offerings online, we believe their product experiences were intimidating. Robinhood has set out to change this.
Robinhood is democratizing finance for all. We use technology to deliver a new way for people to interact with the financial system. We believe investing should be familiar and welcoming, with a simple design and an intuitive interface, so that customers are empowered to achieve their goals. We started with a revolutionary, bold brand and design, and the Robinhood app now makes investing approachable for millions. We pioneered commission-free stock trading with no account minimums, which the rest of the industry emulated, and we have continued to build relationships with our customers by introducing new products that further expand access to the financial system. Through these efforts, we believe we have made investing culturally relevant and understandable, and that our platform is enabling our customers to become long-term investors and take greater control of their finances. Over half of 18-44 year olds in the United States know who Robinhood is according to an internal brand study that we conducted in March 2021. As a further sign of our relevance today, Robinhood reached the number-one spot on the Apple App Store multiple times in the first half of 2021 and was frequently ranked number one in the Finance category on the Apple App store during 2020 and the first half of 2021.
Customer feedback is at the heart of product development at Robinhood. In the early days, our founders would walk the campus of Stanford sharing product and design ideas and gathering real-time feedback. Today, we continue this tradition in a programmatic way, seeking customer perspectives to inform our priorities and inspire our innovation. We want to understand our customers and their expectations, ambitions, fears and challenges. Their insights help us focus on what is important and this approach enables us to expand our offering centered on their needs. For example, we have begun to expand our customer support functions, including phone-based voice support, to adequately support the significant growth in our user base. Additionally, while in the past we used a confetti design to celebrate all “firsts” with our customers (including customers’ first trades, first steps with Cash Management and successful referrals of friends and family), this practice drew scrutiny from certain regulators and the media and, in 2021, we introduced new unique visual experiences to mark milestones in our customers’ financial journeys. Many of our customers are new to investing, and we are encouraged to see them taking their first steps toward wealth creation. We have replaced confusing jargon with simplicity and slang. Our tools are delightful and engaging.
As of June 30, 2021, we had 22.5 million Net Cumulative Funded Accounts on our platform, and from January 1, 2015 to June 30, 2021, over half of the customers funding accounts on our platform told us that Robinhood was their first brokerage account. We believe that close to 50% of all new retail funded accounts opened in the United States from 2016 to 2021 were new accounts created on Robinhood, based on new account data from publicly reporting peer brokerages. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for a definition of “Net Cumulative Funded Accounts.”
We have built a foundation for future development. With a focused team and appropriate regulatory approvals, we created our own clearing platform. Our platform is entirely cloud-based and built on proprietary, API-driven services to meet the needs of a fast-growing, mobile-first, modern financial institution. Our platform also enables a vertically integrated, end-to-end approach to product development, which helps us move faster from idea to creation, empowers us to better scale with the growth of our business and affords us better unit economics that we can share with our customers. Our approach also provides increased internal visibility over clearing and settlement. We anticipate that our self-clearing platform will continue to position us well to further innovate for customers.
Education is core to accomplishing our mission. We believe access to easy-to-understand investment information and education is fundamental to expanding participation in the U.S. financial system. This is why we have created educational content for everyone, no matter where they are on their investing journey. That means jargon-free financial literacy resources and digestible financial news direct to customers. As of March 31, 2021, our Robinhood Snacks newsletter and podcast had nearly 32 million subscribers, and the daily podcast was downloaded nearly 40 million times in 2020, with more than 10 million additional downloads in the three months ended March 31, 2021. Our library of financial literacy resources, Robinhood Learn, had more than seven million cumulative page views as of March 31, 2021, and monthly unique visits to Robinhood Learn rose nearly six-fold from January 2020 to March 2021.
Our platform, which began as a U.S. stock-focused retail brokerage, offers:
•trading in U.S.-listed stocks and ETFs, as well as related options and ADRs;
•cryptocurrency trading through our subsidiary, RHC, with seven different cryptocurrencies available for trading as of March 31, 2021;
•fractional trading, which enables all of our customers—regardless of budget—to build a diversified portfolio and access stocks previously out of reach;
•recurring investments, which help customers make investing routine and employ dollar-cost averaging;
•IPO Access, which enables our customers to buy shares in participating IPOs at the IPO price, before trading begins on public exchanges, with no account minimums;
•Cash Management, which includes Robinhood-branded debit cards and enables customers to save and spend by paying bills, writing checks, earning interest, withdrawing funds via ATMs and receiving FDIC pass-through insurance on cash swept from their brokerage account; and
•Robinhood Gold, our monthly paid subscription service that provides customers with premium features, such as enhanced instant access to deposits, professional research, Nasdaq Level II market data and, upon approval, access to margin investing.

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We have seen an enthusiastic response from customers and are humbled by how often they share Robinhood with their families, friends and colleagues. This powerful word-of-mouth referral network has helped to rapidly grow our customer base. In 2020, our Net Cumulative Funded Accounts grew 143% to 12.5 million, and had increased to 22.5 million as of June 30, 2021, with over 80% of new Funded Accounts in 2020 and in the three months ended June 30, 2021, joining our platform organically or through the Robinhood Referral Program. A customer is considered to have joined organically if we cannot attribute that customer’s acquisition to a paid marketing channel, such as broad-scale advertising or clicking through an online advertisement, or to the Robinhood Referral Program. For the monthly cohorts in the year ended December 31, 2019, our average revenue payback period was approximately 13 months, and for the monthly cohorts in the year ended December 31, 2020, our average revenue payback period improved to less than five months. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for definitions of “Funded Accounts” and “revenue payback period.” For a definition and description of the “Robinhood Referral Program,” see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model—New Customer Growth.”
For the year ended December 31, 2020, as compared to the year ended December 31, 2019:
•our total revenue grew 245% to $959 million, up from $278 million;
•we recorded net income of $7 million, compared to a net loss of $107 million; and
•our Adjusted EBITDA was $155 million, compared to negative $74 million.
In addition, for the three months ended June 30, 2021, as compared to the three months ended June 30, 2020:
•our total revenue grew 131% to $565 million, up from $244 million;

•we recorded net loss of $502 million, which included a $528 million fair value adjustment to our convertible notes and warrant liability, compared to a net loss of $58 million; and
•our Adjusted EBITDA was $90 million, compared to $63 million.
Adjusted EBITDA is a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information about Adjusted EBITDA, including the definition and limitations of such measure, and a reconciliation of net income (loss) to Adjusted EBITDA.
Our vision is for Robinhood to become the most trusted and most culturally relevant money app worldwide. We innovate at the epicenter of finance, technology and access for all. As we look to the future, we want to help Robinhood customers manage all aspects of their financial lives in one place. We envision them moving seamlessly between investing, saving and spending all on the Robinhood platform. When we check our email, there is a go-to app. When we need a map, there is a go-to app. We envision a world in which Robinhood is that go-to app for money. We believe people want to build financial independence and have the tools and ability to own their financial well-being. We look forward to being our customers' single money app that enables them to achieve those goals.
Trends in Our Favor
Technology Is Transforming Customer Expectations
Across industries, we have witnessed a movement toward products and brands that redefine the customer experience through technology. Today, people can get dinner delivered to their door with two taps on a smartphone, purchase groceries without ever setting foot in a store and conduct morning meetings with hundreds of colleagues from their homes. We observe a similar trend in the equity markets, where 30% of retail investors in the United States place orders using a mobile app, according to 2018 FINRA surveys. That number grows to 59% when looking solely at participants aged 18-34. Innovative technology-based companies are challenging traditional norms and engaging people in new ways.
The nature of these experiences has rapidly advanced customer expectations and demands for intuitive, engaging and easy-to-use products. Brands that empower customers through these types of products are often propelled to cultural relevance. According to PwC, 73% of consumers worldwide point to customer experience as an important factor in their purchasing decisions, and 65% of U.S. consumers find a positive experience with a brand to be more influential than great advertising.
At the same time, smartphone usage has skyrocketed. Not only are smartphones essentially ubiquitous nationwide, they are a dominating force in consumers’ lives. Companies that have been able to leverage mobile technology to deliver market-leading customer experiences continue to reshape legacy industry growth trends and create significant shareholder value.
Increasing Participation in the Financial Markets and the Rise of FinTech Companies
The U.S. stock market is one of the greatest sources of wealth creation in the world. Average historical returns on the S&P 500 amount to approximately 9% annually over the past 50 years. But this great wealth creator has remained out of reach for many individuals and families, while others have had better access, more useful tools and a clearer invitation to participate. That is beginning to change as more and more people are taking their financial lives into their own hands. There are many people still unserved, and we believe we are well-placed to help build this momentum toward increased participation.
Since 2010, the S&P 500 has produced an average annual return of approximately 13%. That has coincided with a substantial increase in participation among retail investors seeking to improve their financial health. Retail investing now comprises roughly 20% of U.S. equity trading volume, doubling in the decade from 2010 to 2020. Yet, we believe there is still significant room for growth: according to a 2019 Pew Research survey, approximately 60% of all Americans still do not have investments outside of their retirement accounts, and, according to a 2020 Gallup poll, an even greater percentage of young adults aged 18 to 29—68%—have no money invested in the stock market at all. However, the stock market has also historically experienced periods of low or flat growth and steep decline, particularly during periods of financial crisis (such as from January 2000 to October 2002, when the S&P 500 declined by approximately 46%, or from October 2007 to March 2009, when the S&P 500 declined by approximately 56%). Any future similar period of low or flat growth or decline could result in decreased levels of participation among retail investors and levels of interest in investing generally, which could reduce our revenues and impact the value of our Class A common stock offered by this prospectus. See “Risk Factors—Risks Related to our Business—Our business and reputation may be harmed by changes in business, economic or political conditions that impact global financial markets, or by a systemic market event” and “—Many of our customers are first-time investors and our trading volumes and revenues could be reduced if these customers stop trading altogether or stop using our platform for their investing activities” for more information.
FinTech companies offer customer experiences powered by modern and nimble infrastructure as well as intuitive customer interfaces, making these companies well-positioned to rapidly build and deploy innovative products that meet the expectations of the growing generation of digital consumers. This rapid product cycle has led to innovation across the FinTech landscape, with consumers increasingly looking to technology companies for financial products. Nearly two-thirds of Americans, according to a Harris Poll conducted in 2020, would consider purchasing or applying for financial products through a technology company’s platform instead of a traditional financial services provider, and that figure increases to 81% for Americans aged 18 to 34.
Our Opportunity
Financial services underpin our daily lives. Activities such as investing, saving and spending are core financial activities that offer avenues for Robinhood to grow with our customers throughout their financial journey.
Our current retail brokerage, cryptocurrency trading and Cash Management offerings are the first step toward a comprehensive financial services platform.
•Our retail investing platform is currently our core product offering, one we have continued to expand since its launch in 2015. Retail investing in the United States represents a large market today—U.S. retail investors are estimated by Charles Schwab to have total assets of approximately $50 trillion. Additionally, from January 1, 2015 to June 30, 2021, over half of the customers funding accounts on our platform told us that Robinhood was their first brokerage account. Given that dynamic, we believe we are meaningfully expanding the size of the defined market—bringing in participants who would otherwise not be involved in the financial system. Expanding the universe of investors has been, and we expect will continue to be, a significant driver of our market-leading growth.
•Our cryptocurrency trading platform offers commission-free buying and selling of cryptocurrency through our subsidiary, RHC. From February 21, 2018, the day before we introduced cryptocurrency trading on our platform, to March 31, 2021, the total cryptocurrency market capitalization has grown from approximately $450 billion to approximately $1.9 trillion, driven by increased adoption of cryptocurrency trading by both retail and institutional investors, as well as continued growth of various non-investing use cases for crypto-assets. In addition, the worldwide daily average market volume of Bitcoin, which was the most traded cryptocurrency on our platform by notional value for the year ended December 31, 2020 and for the three months ended March 31, 2021, was over $54 billion in March 2021, as compared to approximately $8 billion in February 2018. While future market size estimates for the cryptocurrency market are highly varied, the historical trend has been strongly supportive. We believe that growing interest and adoption of cryptocurrency will drive increased customer interest in our platform and that we have significant room to grow even within our current customer base.
•Our Cash Management product, which places uninvested customer cash with FDIC-insured banks and offers a competitive interest rate (and also includes Robinhood-branded debit cards), is highly complementary to our brokerage offering and enhances our overall ecosystem. While still a small proportion of our overall revenue, we believe continued adoption of our Cash Management product by existing customers, as well as increased adoption through the expansion of our customer base, will result in meaningful opportunities in the future. According to the FDIC, there are over $1 trillion in brokered deposits in the U.S. banking system as of June 30, 2020 and the Nilson Report estimated U.S. prepaid and debit card purchase volume to be approximately $3.8 trillion dollars in 2020.
We believe these current product offerings represent only the beginning. Our customers already trust us with their hard-earned cash and assets, positioning us as the first financial services relationship for many new investors and younger generations of investors. We see a significant opportunity to introduce innovative products to address our customers’ future needs—including investing, saving, spending and borrowing—allowing us to grow with new and existing customers from our single money app. These additional opportunities are significant—for example, U.S. credit card purchase volume was approximately $3.6 trillion in 2020 (according to Nilson Report), and there is an approximately $4 trillion volume opportunity in peer-to-peer and micro-merchant payments (according to Square, Inc.). We also plan to invest in improvements to our customer support functions to adequately support the significant growth in our user base. In particular, while we do not currently provide general customer support by telephone and only offer callback phone support (which customers can request in-app) for certain use cases, which may limit potential or existing customers’ access to support and has drawn negative public attention, we plan to expand our phone-based voice support to additional use cases and are increasing the number of customer support professionals we employ. See “—Harnessing Our Platform—Customer Support.”
Although we currently only operate our business in the United States and offer services only to U.S. citizens and permanent residents with a legal address within the United States or Puerto Rico, we believe there is also an important opportunity to democratize retail investing outside of the United States. Total global wealth outside of the United States, as of mid-2019, has been estimated at over $250 trillion, according to the Credit Suisse Research Institute. Even in brokerage alone, we believe our international market opportunity is very significant; as an example, based on Hardman & Co. research, as of early 2018, there were more than £2.5 trillion total assets in the United Kingdom addressable by investing platforms, but less than 30% of such assets were then served. Opportunities like this give us confidence that we can have a meaningful impact at driving increased access and market participation outside of the United States, and that the global opportunity for us to democratize finance for all is significant.
What Sets Us Apart
We have built a market-leading financial technology platform with an intuitive customer interface that has changed the landscape of retail investing. While we have already achieved significant growth, we believe we are well-positioned to serve an increasing portion of the population and the broader financial services ecosystem.
Creative Product Design
We believe archaic, cumbersome digital platforms reinforce legacy barriers to participation in the financial system. We put design at the center of our product with the goal of building long-term relationships with customers. We involve our talented product designers early and often throughout our product development process to create intuitive and elegant experiences that efficiently address our customers’ needs. Our customer-centric approach has made our platform easy to use, informative and familiar in look and feel for a generation of mobile-first customers. For example, to make our customer experience both delightful and informative, we seamlessly integrate information into our platform through Robinhood Learn and our newsfeed, which offers free news from trusted sources including Barron’s, Reuters and The Wall Street Journal. In addition, we continue to work to deliver a beautifully designed, intuitive product experience including developing and implementing designs to celebrate investing milestones of our customers in a responsible way. For example, while in the past we used a confetti design to celebrate all “firsts” with our customers (including customers’ first trades, first steps with Cash Management and successful referrals of friends and family), this practice drew scrutiny from certain regulators and the media and, in 2021, we introduced new unique visual experiences to mark milestones in our customers’ financial journeys.
Our products are designed mobile-first, allowing us to offer attractive investing, spending and saving experiences as more people shift their daily financial services activities to the palm of their hands. This simplicity and ease of use has made Robinhood the go-to mobile investing experience, and in 2020 we garnered over half of all new app downloads among mobile investing and trading platforms in the United States (a group comprised of us, Etrade, Fidelity Investments, IBKR, M1 Finance, Schwab, TD Ameritrade, Thinkorswim, Vanguard and Webull) according to mobile data and analytics provider App Annie.

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Category-Defining Brand
We believe Robinhood today is a symbol of retail investing and finance in America. By taking a fresh, people-centric approach and creating a delightful, engaging customer experience, we believe we have built a trusted, category-defining brand that has made investing socially relevant for the next generation. Over half of 18-44 year olds in the United States know who Robinhood is according to an internal brand study that we conducted in March 2021. As a further sign of our relevance today, Robinhood reached the number-one spot on the Apple App Store multiple times in the first half of 2021 and was frequently ranked number one in the Finance category on the Apple App store during 2020 and the first half of 2021.
The relationship we have built with our customers has led many to want to talk about Robinhood and share their experience with their friends and family. From Robinhood’s inception, a vast majority of our growth has come directly from customers joining our platform organically or through the Robinhood Referral Program. This virality of Robinhood has continued—and even accelerated—since other major brokerages adopted our commission-free model beginning in October 2019. In 2020 and in the three months ended June 30, 2021, over 80% of new Funded Accounts joined our platform organically or through the Robinhood Referral Program. The excitement around Robinhood demonstrates how our innovative approach to financial products has built deep, loyal customer relationships and positioned us well to continue attracting new people to our platform, and sharing new product experiences with our customers.

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Financial Services at Internet Scale
Our people-centric approach has driven customer enthusiasm and engagement, resulting in rapid adoption of our products. We designed our platform to provide our customers with relevant, accessible information when they need it most. Being an investor involves following a regular cycle of events—news releases, earnings announcements, transaction executions—that creates a regular cadence of content and information. We use our platform, from push notifications to widgets, to provide seamless customized updates to our customers. This engenders trust, creates enduring long-term relationships and has resonated with our customers.
During 2020, among our customers who visited our app in a given day, they did so nearly seven times a day on average and engaged with us for a variety of reasons—to read the news, check their watch lists, manage their cash balances, make investments and monitor their portfolios. That figure is approximately two to four times higher than other leading FinTech companies during the same time period. We have sustained this level of engagement at scale, with 22.5 million Net Cumulative Funded Accounts as of June 30, 2021.
What’s more, Robinhood customers are highly engaged with our platform across multiple products and services; by March 31, 2021, which is less than two years after Cash Management was introduced in 2019, over 3.4 million of our customers were debit card holders with our Cash Management offering, and, from our launch of fractional shares in 2019 to March 31, 2021, approximately 11 million customers have placed a fractional trade on Robinhood. Additionally, as of March 31, 2021, our Robinhood Snacks

newsletter and podcast had nearly 32 million subscribers, and the daily podcast was downloaded nearly 40 million times in 2020, with more than 10 million additional downloads in the three months ended March 31, 2021. Our library of financial literacy resources, Robinhood Learn, had more than seven million cumulative page views as of March 31, 2021, and monthly unique visits to Robinhood Learn rose nearly six-fold from January 2020 to March 2021. We believe that the extent to which our existing and potential customers use and engage with our products and services is an important indicator of their level of interest in our platform. While not all forms of engagement directly impact our financial results, we believe that having highly engaged customers allows us to develop long-term relationships with them and introduce them to new products and services as our platform and offerings develop over time.
Vertically Integrated Platform
We design our own products and services and deliver them through a single, app-based platform supported by proprietary technology that has been cloud-based from the start. Our subsidiary, RHF, is a licensed introducing broker-dealer, and our other broker-dealer subsidiary, RHS, is a licensed clearing broker-dealer. Our digitally-native technology stack also gives us control over our product development from end-to-end, enabling faster development times, better customer experiences, stronger unit economics, greater flexibility and a robust and dynamic risk management framework. Our vertically integrated platform has enabled us to rapidly introduce new products and services such as cryptocurrency trading, dividend reinvestment, fractional shares, recurring investments and IPO Access, while also supporting our ability to quickly scale, including onboarding millions of new customers during 2020 and the first half of 2021.
Innovative and Compelling Business Model
We shattered paradigms of traditional financial services by building mobile-first products and services that our customers love to use, with no commission fees or account minimums, resulting in rapid growth and strong unit economics. Our strong brand and platform accessibility has created a network that has enabled us to onboard millions of customers with minimal marketing. For the monthly cohorts in the year ended December 31, 2019, our average revenue payback period was approximately 13 months, and for the monthly cohorts in the year ended December 31, 2020, our average revenue payback period improved to less than five months. Over time, our customers deepen their engagement and relationship with our platform, and our ability to grow with them results in attractive cohort economics, including a nearly three-fold increase in average revenues per user in the first 24 months for both our 2017 and 2018 annual cohorts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for definitions of “revenue payback period,” “cohort” and “Average Revenues Per User.”
Founder-Led, Passionate and Experienced Team
Robinhood was founded in 2013 by Vladimir Tenev and Baiju Bhatt. Our founders deeply believe that everyone should have access to the financial system. To execute on this mission, we have assembled a world-class executive leadership team that includes Chief Operating Officer Gretchen Howard, previously a Partner at CapitalG, Chief Financial Officer Jason Warnick, who was most recently VP of Finance and Chief of Staff to the Chief Financial Officer at Amazon, Chief Marketing and Communications Officer Christina Smedley, previously a VP of Marketing at Facebook, Chief Legal Officer Daniel Gallagher, previously Chief Legal Officer at Mylan N.V. and SEC Commissioner from 2011 to 2015, and Chief Product Officer, Aparna Chennapragada, who was previously a Vice President and General Manager at Google. See “Management” for more information on our executive leadership team.
Our Growth Strategies
We aim to serve our customers with existing product offerings, grow with our customers over time as they build their wealth and create new and innovative products that are relevant to new and existing customers. By doing so, we believe we will be able to continue to rapidly scale our customer base and maintain our market-leading customer engagement.
Continue Adding New Customers to Our Platform
We are simplifying how people interact with financial products, allowing new customers from all walks of life and generations to participate in the financial system. While we have established a strong brand and achieved significant growth to date, we believe we are still in the early stages of growth in our existing markets. For example, according to a 2019 Pew Research survey, approximately 60% of all Americans still do not have investments outside of their retirement accounts, and, according to a 2020 Gallup poll, an even greater percentage of young adults aged 18 to 29—68%—have no money invested in the stock market at all. Accordingly, we believe there remains a significant opportunity for us to continue growing our customer base as we attract new investors to financial markets.
Historically, the majority of our customers has joined organically or through the Robinhood Referral Program, with over 80% of our customers with new Funded Accounts in 2020 and in the three months ended June 30, 2021 coming to us through these channels. We have achieved our growth with relatively little investment in traditional sales and marketing efforts, although we have done substantial in-market testing to determine how to most efficiently utilize paid channels. We plan to increase our marketing in the future and anticipate that our digital and paid marketing efforts will drive higher brand awareness that can further accelerate our growth.
We are committed to maintaining strong relationships with our loyal customer base and earning our customers’ trust when they choose our platform on their financial journeys. Our brand has faced challenges in recent years, including as a result of, among other things, the March 2020 Outages, the April-May 2021 Outages, the Early 2021 Trading Restrictions, the complexity of our options trading offerings and related concerns about limited customer support and controversial customer communications and displays. We take these concerns seriously and have prioritized developing responsive solutions, such as by reinforcing our platform infrastructure, raising additional capital to cushion ourselves against the potential for future increased collateral requirements and related market stress, expanding our investor education resources, adding additional eligibility criteria for our options authorization, tripling the number of customer support professionals we employ, introducing phone-based voice customer support and redesigning certain customer display features. We are determined to continually evolve to better serve our expanding customer base. See “Risk Factors—Risks Related to Our Business,” “Risk Factors—Risks Related to Regulation and Litigation” and “—Legal Proceedings” for more information about these challenges, including the March 2020 Outages, the April-May 2021 Outages, and the Early 2021 Trading Restrictions.
Growing with Our Customers
Many of our customers are just beginning their financial journeys. As our customers grow their wealth, we believe they will continue to expand their relationship with our platform, providing an increased opportunity to meet their growing financial needs. The 25- to 40-year-old population has experienced a rapid rise in net worth over the last decade (with average annual growth of approximately 30% since 2010), but today collectively comprises just 5% of total wealth within the United States, according to the Federal Reserve. This younger generation is poised to see its wealth expand in the coming years—Deloitte has projected that they will account for 16% of U.S. wealth by 2030—and participation in the markets will provide a critical opportunity as younger Americans grow their assets and build financial security for themselves and their families.
Continuing Product and Technology Innovation
We intend to continue to invest in our platform through four key areas: product innovation, educational content, technology and infrastructure improvements, and customer support. We seek to improve our existing products and introduce new products over time as we continue to solicit feedback from our customers on how best to address their financial needs. Importantly, we will continue to improve our educational offerings to equip our customers with the knowledge they need to participate in the financial system. As we scale and grow, we plan to further build upon our technology infrastructure to meet the increased activity on our platform. Finally, we will continue to improve our customer support functions as we scale, including continuing to scale phone-based voice support to more use cases as we grow.
Expanding Internationally
Although we currently only operate our business in the United States and offer services to only U.S. citizens and permanent residents with a legal address within the continental United States or Puerto Rico, we believe there is a significant opportunity for Robinhood to grow internationally. Over time, we intend to pursue a disciplined approach to international expansion, including into Europe and Asia, and will consider factors such as population size and demographics, legal and regulatory environments and general investing attitudes in potential new markets prior to pursuing any such expansion. While our near-term focus remains on our current U.S. customers, we have already made technical investments in our clearing platform that we believe will allow us to expand to serve customers in other geographies more easily in the future. However, we do not currently have a specific timeframe for international expansion, and any plans to pursue international expansion are uncertain and dependent on a variety of external factors, including, among other things, our obtaining required regulatory approvals, authorizations, licenses and consents, our obtaining and protecting intellectual property rights abroad and the identification of and successful entry into new business partnerships with third-party service providers that would be necessary to provide our products and services in the relevant local market.
Our Customers
We are empowering a new generation of financial consumers. Robinhood was built to make the financial system more friendly, approachable, and understandable to newcomers and experts alike. We have reached customers across the United States from a wide variety of social and economic backgrounds and, from January 1, 2015 to June 30, 2021, over half of the customers funding accounts on our platform told us that Robinhood was their first brokerage account. We see evidence that most of our customers are primarily buy-and-hold investors, and the vast majority of our customers are not considered to be “pattern day traders” as defined under FINRA rules. According to a paper published by the National Bureau of Economic Research, as market volatility increased in March 2020, Robinhood customers acted as a small but active market-stabilizing force, and their collective portfolios performed on par with standard academic benchmark models.
We take pride in the fact that we are expanding the market by welcoming new investors into the financial system and helping the next generation of investors build sound long-term investing, saving and spending habits. For example, as of March 31, 2021, approximately 70% of our AUC came from customers on our platform aged 18 to 40, and the median age of customers on our platform was 31. We continue to welcome an increasing proportion of women to our platform, having tripled the number of women on our platform at the end of 2020 as compared to 2019. Surveys also indicate that our customers are more racially diverse than customers at incumbent brokerages. Based on a representative sampling between July 2020 and December 2020, African-American investors represented 9% of Robinhood’s customer base, compared with just 3% at incumbent firms. Over the same period, Hispanic investors accounted for 16% of Robinhood’s customers, compared with 7% at incumbent firms. Meanwhile, stock ownership across the board is more diverse than it was a few years ago, according to Federal Reserve data. This is a promising trend that’s continued into the past year. Most new investors in 2020 were more likely to be racially and ethnically diverse than the investors who came before them, per research by the FINRA foundation and NORC at the University of Chicago.

We believe our customers have healthy financial habits beyond investing as well. According to data from Experian based on a sampling of approximately two million Funded Accounts in November 2020, approximately 65% of our customers with Funded Accounts have credit scores of prime or higher, and over 65% have debt to income ratios under 20%. Moreover, more than half of our customers who participated in a 2020 survey said that Robinhood helped motivate them to save money.
We regularly communicate with our customers—not just to provide support, but also to learn more about their experiences and insights, and to respond to their feedback about our products. This keeps us connected with customers and enables us to understand their expectations and the problems and opportunities they face financially. Listening to their stories, our customers tell us how Robinhood has changed their views about investing and has given them confidence to participate in the financial system.
Our Values, Commitments and Responsibilities
At Robinhood, our values are in service of our customers. The following values describe the company that we aspire to become.
•Safety First. Robinhood is a safety-first company. The reliability of our platform takes precedence over all else, so that we can be there for our customers when they need us the most. We relentlessly protect our customers’ security and privacy, and we only share with our counterparties what they need to fulfill our customers’ financial needs, nothing more. We build safeguards and provide education so that our customers are in the best position to succeed. We have high-quality timely customer support, and when things aren’t right, we fix them. We work closely with regulators and lawmakers to protect our customers and the broader financial system. We speak simply, plainly, and truthfully, even if it’s not what others want to hear. We hold ourselves and our colleagues to the highest ethical standards.
•Participation Is Power. At Robinhood, the rich don’t get a better deal. We founded Robinhood in the wake of the financial crisis because we identified a gap—the more you had, the better deal you got. We aim to give everyone access to the financial system, regardless of their background or bank account balance. That’s why we have uniform interest rates, no account minimums and a product that was designed from the ground up for small accounts. We would rather serve many small customers over a few large ones. We reflect the world around us, and we elevate and embrace all voices so everyone feels at home at Robinhood.
•Radical Customer Focus. We exist to make our customers happy. From the early days of Robinhood, we have prioritized getting direct customer feedback on what we were building. Talking to our customers forms the kernel of the product development process we have today. We listen with empathy, ask questions, and critically evaluate our work by how valuable our customers find it. We never stop asking how we can make our product better, and we never settle for ‘good enough’. We listen to our colleagues, and we start from a place of believing they are capable and well-intentioned. We delight our customers and take pride in our work. Otherwise, why even be here?
•First-Principles Thinking. We make bold bets and challenge the status quo. Our foundation is in art, science, and pure mathematics, and we have a deep appreciation for the scientific process. We develop hypotheses and design experiments to test them. We reduce complex problems to their constituent bits. We debate vigorously and change our minds when confronted with the right evidence. We bravely do what’s right. We treat our company like a product and aim to get better, every single day.
We understand that millions of our customers are using Robinhood to enter the financial markets for the first time, and we take our responsibility to them seriously. We pursue strong, close working relationships with our regulators, and we believe the goals of our regulators and customers are aligned.

We are passionate about operating Robinhood in a way that aligns with customer interests, applicable regulations, and with our own mission to democratize finance for all.
Our commitments to our customers include:
No Commission Fees. We believe that everyone should have equal access to financial markets. Regardless of how much money our customers intend to invest, they will not be subject to account minimums or charged commissions to buy or sell stocks, ETFs, options or cryptocurrencies on Robinhood.
Quality Execution. We perform regular and rigorous reviews of the execution quality our customers receive from our securities market makers, including the execution price, speed and price improvement.
High Security Standards. We are committed to keeping our customers’ accounts safe. We offer security tools, including two-factor authorization, and a promise to reimburse direct losses that happen due to unauthorized activity that is not the fault of our customer.
Extra Protection. RHF and RHS are members of Securities Investor Protection Corporation (“SIPC”), which protects against the loss of cash and securities of its members up to $500,000 (including $250,000 for claims for cash). In addition to SIPC protection, Robinhood provides its brokerage customers with additional "excess of SIPC" coverage, which provides an aggregate of $100 million of coverage—up to $1.5 million for cash and $10.0 million for securities per customer. Further, our Cash Management product places customer cash with FDIC-insured banks.
Dedicated Support. We aim to respond to our customers as quickly as possible to resolve issues swiftly and will continue to invest in expanding our customer support functions. We have a growing team of hundreds of registered financial representatives across the United States who are focused on one thing: our customers.
Transparency. We aim to operate a transparent business model. We currently dedicate a portion of our website to describing how we make money and we will continue to keep our customers informed about how we generate revenue.

Our Products
We believe our products can transform the relationship people have with the financial system. We began by offering our customers the ability to buy and sell equities on a mobile-first platform and have since continued to expand our offerings to add products and features that our customers try and love. Each capability we have added has been the result of a continuous focus on our customers’ needs and feedback, which has guided our product development decisions throughout our history.
The core tenet of the Robinhood offering—expanding access to our financial system through products that empower people to learn, participate, and grow—underpins each of our offerings. We remain focused on building the best products, and ultimately aim to be the single money app to serve all of our customers’ financial needs.
Investing Solutions
Our platform allows our customers to invest commission-free in stocks, ETFs and options—all from their smartphone. We believe we have designed an elegant, intuitive investing interface that provides our customers with trading functionality and market information such as historical prices, valuation multiples, recent news, analyst ratings, and more. Stock and ETF trading is immediately available following our simple account onboarding process and funding. Through Robinhood Gold, our monthly paid subscription service, our customers can access premium features such as enhanced instant access to deposits, professional research, Nasdaq Level II market data and, upon approval, access to margin investing, as further described under “—Robinhood Gold” below. Buying and selling of select cryptocurrencies is also available through RHC, as further described under “—Robinhood Crypto” below.
We review eligibility for our customers who wish to trade options, including disclosure of investment experience and knowledge, investment objectives and financial information. Subject to approval from Robinhood, customers can access basic options strategies (Level 2), which permits buying calls and puts and selling covered calls and puts, or more advanced options strategies (Level 3), which permits fixed-risk spreads (such as credit spreads and iron condors) and other advanced trading strategies, depending on their individually disclosed preparedness. We conduct regular reviews of our customers’ eligibility and take action to revoke access to trading options as appropriate, to ensure our customers are accessing the level of options strategies that are appropriate for them based on information such as their trading experience, investment objectives and financial situation.
As we have built out our offerings, we have also added fractional shares, recurring investments and IPO Access to help our customers diversify their investments regardless of their portfolio size:
•Fractional shares. Fractional share trading allows customers to invest in fractions of a share of stock, rather than requiring them to buy and sell whole shares. We have seen rapid adoption of this offering and, in the first quarter of 2021 alone, over 40% of customer equity trades by number were fractional trades. This service enables customers to build a diversified portfolio regardless of their budget and removes a barrier to investing in higher-priced stocks, thereby providing access to a much greater selection of equities with as little as $1. From our launch of fractional shares in 2019 to March 31, 2021, approximately 11 million customers have placed a fractional trade on Robinhood.
•Recurring investments. Our recurring investment feature enables our customers to automatically buy shares of equities and certain ETFs on a set schedule, allowing them to build positions over time and establish regular investing habits, even with small contributions. Our customers can also elect to automatically reinvest dividend income back into the underlying respective shares.
•IPO Access. Our IPO Access feature enables our customers to buy shares in participating IPOs at the IPO price, before trading begins on public exchanges. With IPO Access, our customers can participate with no account minimums.

Investing with Robinhood: How It Works

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Robinhood Crypto
We offer commission-free cryptocurrency trading through our subsidiary, RHC, using the same intuitive, mobile interface as our broader Investing Solutions platform. We originally launched our crypto trading product in February 2018 in five states and supported trading in two cryptocurrencies. As of June 30, 2021, we have expanded our coverage to 46 states and Washington D.C., and support trading in seven different cryptocurrencies: Bitcoin, Bitcoin Cash, Bitcoin SV, Dogecoin, Ethereum, Ethereum Classic and Litecoin. In addition, we support real-time market data for 9 cryptocurrencies, which is available to all customers. In the first half of 2021 alone, we saw over 16.4 million customers trade approximately $320.7 billion of cryptocurrency on our platform, and we held approximately $22.7 billion in cryptocurrency Assets Under Custody as of June 30, 2021, a 29-fold increase from June 30, 2020.
RHC does not currently permit customers to deposit and withdraw fiat and cryptocurrencies directly with RHC, and neither RHF nor RHS holds cryptocurrencies for RHC customers. Therefore, in order to participate in cryptocurrency trading on our platform, customers must have both a brokerage account with RHF and sufficient fiat funds available in such brokerage account to fund cryptocurrency purchases made through RHC; customers must also have a brokerage account into which proceeds from the sale of the customer’s cryptocurrency can be credited. RHC engages with third-party market makers to provide liquidity for customer crypto trading and all orders placed on RHC are routed to market makers for execution. Specifically, when an RHC customer places an order to purchase cryptocurrency, the customer authorizes the transfer of funds from their RHF brokerage account to an RHC-owned account at RHS, RHS takes the customer's instructions and causes the customer's cash funds to be transferred to the RHC-owned account at RHS, and RHC relies on this cash transfer to place the cryptocurrency trade with a third-party market maker. The fiat in the customer account at RHF and in the RHC-owned account at RHS is custodied by RHS at the same third-party national bank. Similarly, if a customer instructs RHC to sell a cryptocurrency, RHC sends the customer order to a third-party market maker for execution. The proceeds from the sale of the cryptocurrency are deposited by RHC to the customer's RHF brokerage account custodied by RHS while RHC separately settles with its market makers through the RHC settlement bank. Accordingly, to facilitate fiat settlement with market makers, RHC and its market makers each have banking relationships with third-party banks. For more information about RHC’s relationships with third-party banks and trading venues, see “Risk Factors—Risks Related to Our Cryptocurrency Products and Services—Any inability to maintain adequate relationships with affiliates, third-party banks and trading venues with respect to, and any inability to settle customer trades related to, RHC’s cryptocurrency offerings, may adversely affect our business, financial condition and results of operations.”
We believe our status as one of the largest retail cryptocurrency platforms, as well as our customer-centric approach to new product development, positions us well to further build out our suite of features and capabilities. We continue to invest in our cryptocurrency trading offering, evaluating new features and product capabilities as the cryptocurrency landscape develops. For example, we intend to provide our customers with the ability to deposit or withdraw our seven traded cryptocurrencies into or from our platform, and, relatedly, to allow customer transfers of fiat to and from RHC other than via their RHF brokerage accounts as described above, in the future. We are working on building the administrative, technical and physical safeguards and money transmitter policies and procedures and investing in the key personnel necessary to implement these new product features. Enabling deposits and withdrawals of cryptocurrencies on our platform is primarily a technology build involving a cross-functional team of employees spanning our technology, product, legal, risk and compliance departments. We have increased hiring across engineering, security, and compliance to support the RHC business and appointed a new Chief Operating Officer of RHC. We cannot currently predict an exact timeline for when we will be able to offer these new features and any unexpected difficulty we encounter in implementing such features could result in a delay. For more information about the risks associated with RHC’s existing and potential future cryptocurrency offerings, including heightened risks related to potential violations of trade sanctions, including OFAC regulations, and anti-money laundering and counter-terrorist financing laws, see “—Legal Proceedings—RHC Anti-Money Laundering, Cybersecurity and Other Issues” and “Risk Factors—Risks Related to Our Cryptocurrency Products and Services—If in the future we were to allow customers to deposit and withdraw cryptocurrencies into and from our platform, such deposits and withdrawals could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business, financial condition and results of operations” for more information.

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Robinhood Gold
Robinhood Gold is a monthly subscription service that grants our customers access to a number of premium features. After the initial 30-day free trial, customers pay a flat monthly rate. As of June 30, 2021, we had approximately 1.6 million customers subscribed to Robinhood Gold on our platform. Our premium features offered to Gold subscribers include:
•Enhanced instant access to deposits. Subscribers can instantly access $5,000 to $50,000 upon making a deposit, depending on their portfolio value.
•Professional research. Subscribers have unlimited access to in-depth stock research reports on approximately 1,000 stocks through Morningstar.
•Nasdaq Level II market data. Subscribers have the ability to see greater depth of orders for any given stock or option. The ability to see multiple buy and sell requests helps subscribers understand the availability or desire for a stock at a certain price.
•Access to investing on margin. Subject to approval upon meeting eligibility criteria set by Robinhood, subscribers can invest on margin at highly competitive interest rates. This allows eligible subscribers to borrow a limited amount of funds, depending on account size, to use as additional investing capital. The first $1,000 in margin borrowed by each user is included in their monthly Gold subscription fee, meaning that no interest is charged on that initial $1,000 (but that initial $1,000 remains subject to ordinary margin collateral requirements). If the subscriber chooses to borrow more funds, the subscriber will be charged 2.5% annual interest on any margin used above $1,000, which interest is calculated daily and charged to the subscriber’s account at the end of each billing cycle. Robinhood decides whether to extend margin to each customer who applies for access based on information regarding customer activity, portfolio equity or net worth criteria, investment objectives and investing experience reported by the customer, and does not run third-party credit checks on applicants.

Robinhood Gold
Cash Management
Our Cash Management product is available on our platform for customers with a Robinhood brokerage account. It provides additional value to our brokerage customers by allowing them to earn interest on idle cash swept to our partner banks and spend cash through an optional Robinhood-branded Mastercard debit card (available in either physical or virtual form). As of March 31, 2021, we had more than 3.4 million debit card holders under our Cash Management product. There are no hidden fees—no maintenance fees or minimum balances, no overdraft fees, no transfer fees, no foreign transaction fees, and no monthly fees. Our customers are able to fund their accounts through either a bank transfer or direct deposit and have free access to their funds from over 75,000 ATMs. Our customers who opt in to Cash Management elect to participate in a deposit sweep program—the IntraFi Network Deposit Sweep Service—and will have their uninvested cash automatically swept, or moved, into deposits at a network of program banks. Through Cash Management, cash deposited at these banks is eligible for FDIC insurance up to a total maximum of $1.25 million (up to $250,000 per program bank, inclusive of any deposits a customer may already hold at the bank in the same ownership capacity).
Cash Management

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Learning & Education Solutions
Investing, while an opportunity to partake in the broader financial ecosystem, can also be complex and confusing for those who are new to it. While we do not provide investment advice or recommendations to our customers, we are committed to helping our customers build sustainable, long-term financial success and to offering a variety of educational tools and resources to help them achieve their goals and maximize their financial well-being, including:
•Robinhood Snacks (32 million subscribers as of March 31, 2021). “Snacks” is a curated digest of business news stories delivered both daily and weekly. Snacks can be accessed in written, audio or video formats, including via a podcast and newsletter, and allows subscribers to start their days with the top business news of the day in an accessible, digestible format.
•Robinhood Learn (more than 7 million cumulative views as of March 31, 2021). We aim to make finance not only more accessible, but more understandable as well. Robinhood Learn is a collection of over 650 articles, including guides, feature tutorials and an extensive financial dictionary available to anyone. It is designed to provide everyone with access to a breadth of financial education, and is continually updated to provide relevant information for our customers to learn and grow.
•Newsfeeds (6.4 million users in 2020). Within our newsfeeds, we provide access to free premium news from sites such as Barron’s, Reuters and The Wall Street Journal to keep our customers informed of the latest news and events.

•Robinhood lists (9.5 million users in 2020). Our customers are able to create custom watchlists to monitor securities, ETFs or cryptocurrencies they are interested in following.

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SLOW DOWN

Our Technology
Our technology and underlying design principles are critical to our success. The Robinhood mobile app is the core front-end pathway through which our customers engage with us. Our self-clearing platform, order routing system, data platform, and other back-end infrastructure deliver the capabilities that allow our customers to focus on investing, saving and spending, while also enabling us to rapidly develop products that our customers love to use. We believe our technology is a key differentiator that has enabled our growth, and positions us well to continue on that path in the years to come.
Our core priority in product development is to build offerings that customers love. We begin by continuously taking in substantial amounts of customer input and developing technological solutions that we believe will improve their experience. These developments are done in conjunction with broad, cross-functional teams across engineering, design and legal and compliance to ensure that our products will delight our customers, while simultaneously incorporating any appropriate safeguards. Where possible, we prioritize maintaining total control over our product, which helps ensure that we can provide an experience that our customers will love and can institute rapid development cycles. Our products are built on a continuous cycle of iteration, feedback and refinement, with each new development backed by customer research.
All of our technology is built with the long term in mind and our core infrastructure is designed to support meaningful operational scale. We are also focused on implementing advanced automation techniques, which allows us to minimize manual or labor-intensive processes. For example, during the three months ended March 31, 2021, almost 50% of our customer service cases were solved using intelligent automation. Other practices, such as frequent software deployments and an emphasis on real-time capabilities (where possible), have also contributed to our success.
Some of our most critical technologies include:
•Core infrastructure and data platform. Robinhood has built an infrastructure platform for resilient, scalable microservices. Our mobile app and data infrastructure are all built on Amazon Web Services, and our platform enables application developers to define their microservices in a simple, standardized manner while also providing built-in scalability and resiliency. Our systems handle inbound traffic of over 5 million queries per second (QPS), process tens of terabytes of data per day and store and query more than 16 petabytes of data in our data lake. Our infrastructure is cost-effective and scalable as we grow.
•Self-clearing system. Our self-clearing services are administered through our clearing broker, RHS. This allows us to clear and settle trades across stocks, ETFs and options without relying on a third-party clearing firm, an approach that provides increased internal visibility over clearing and settlement. We anticipate that our self-clearing platform will position us well to further innovate for customers. While the up-front build process was highly onerous—taking over two years and requiring regulatory approvals from FINRA, the DTC and the OCC—our strategic foresight to invest our resources at an early stage in our life cycle has positioned us for continued growth without relying on third-party clearing.
•Order routing system. We built a proprietary order routing system that uses statistical models to evaluate past orders and execution quality data, and automatically routes customer orders to the market makers that have historically given customers the best prices. This competition-based system creates an incentive for market makers to provide better prices for our customers, in order to receive more orders in the future. We are committed to seeking a quality execution on every order, and our routing protocols are designed with this in mind. Within each asset class, whether equities, options or cryptocurrencies, the transaction-based revenue we earn is calculated in an identical manner among all participating market makers. We route equity and option orders in priority to participating market makers that we believe are most likely to give our customers the best execution, based on historical performance (according to order price, trading symbol, availability of the market maker and, if statistically significant, order size), and, in the case of options, the likelihood of the order being filled is a factor as well. For cryptocurrency orders, we route to market makers based on price and availability of the market maker.
•Machine learning platform. Our machine learning models are highly advanced and contribute to multiple capabilities across our business. For example, we use machine learning as part of our fraud detection systems and customer support workflows, and even to improve the customer experience in our newsfeed by expanding the number of sources we can pull from, parsing and categorizing these articles, and delivering highly relevant and varied news to our customers for companies, stocks or cryptocurrencies.
•Experiments infrastructure. To enable our rapid product cycle, we’ve built a proprietary experiments infrastructure that enables us to test product changes through the build process and validate research hypotheses. The iterative, customer-centric product development approach that is so core to our success is enabled by this robust internal technology.
We continue to invest across our entire technology stack. As of March 31, 2021, we have approximately 550 engineers that work closely with customers, product teams, support, legal and compliance personnel to ensure we maintain our high standard of building market-leading technology that customers love to use in their financial lives.

Harnessing Our Platform
Marketing
We have built a strong brand and grown our customer base primarily through customers joining organically or through the Robinhood Referral Program, and we have achieved significant scale with relatively little investment in sales and marketing. We have historically grown awareness of our platform by delivering products and features that our customers love, which has led our customers to share Robinhood with their friends and family. As a result, historically, the majority of our customers has joined organically or through the Robinhood Referral Program, with over 80% of our customers with new Funded Accounts in 2020 and in the three months ended June 30, 2021 coming to us through these channels. In the future, we plan to increase our marketing efforts to drive further brand awareness, but expect that these historical channels will continue to be a primary driver for us over the near to medium term.
Customer Support
We are investing heavily in customer support in an effort to deliver the best possible experience to our customers and we are committed to continuously improving our support functions as we scale. We have implemented a number of technology solutions to further improve support tools and outcomes, including building new channels to connect with our customers.
We currently primarily rely on providing customer support through email. We outsource some of our support functions to third parties and rely on licensed customer support representatives. In order to better serve our growing customer base and in response to customer feedback about longer wait times for support, in 2020, we began a roll-out of our live, phone-based voice support option to serve customers with their most immediate needs with respect to certain time-sensitive options trading issues. In February 2021, we expanded phone-based voice support to customers needing assistance with account security. We expect to continue to expand phone-based voice support to more use cases as we grow. Additionally, we have made product enhancements in order to deliver an advanced, personalized customer service experience in-app, as well as product automations for options exercise and account activations and deactivations.
We have also been focused on expanding Robinhood’s overall support resources. From December 31, 2019 to December 31, 2020, we more than tripled the number of our dedicated customer support professionals. We plan to continue this investment into customer support professionals in 2021, and expect to more than double the number of customer support professionals we had at the end of 2020 by the end of 2021. As of June 30, 2021, we had added more than 40% of the expected additional headcount of our customer service professionals. Additionally, in 2020 and continuing into 2021, we expanded our locations for better support coverage by adding hundreds of registered financial representatives at new or existing dedicated customer experience sites in Colorado, Florida, Texas and Arizona, and we expect to open a new customer experience site in Charlotte, North Carolina by the end of 2021.
Our Employees and Culture
Robinhood employees are key to achieving our company mission. We offer a wide range of benefits designed to attract the best talent and to ensure Robinhood employees are taken care of both at and outside of work. We provide tools, opportunities and support for career and personal growth, as well as ongoing company initiatives to maintain high employee engagement.
We seek to champion a culture that is open and honest. We hold weekly all-hands meetings, during which any employee has the opportunity to ask a question of our senior leadership. We use a company-wide surveying tool to facilitate regular check-ins with employees and to provide critical input for company decisions on how to best improve productivity, happiness and retention. Inclusivity is core to our culture and we seek to create an environment where all viewpoints, including opposing ones, are welcomed.
The professional growth of our people is essential to the growth of our business and we aim to empower every Robinhood employee to reach their full potential. We support job-specific capabilities and training to help develop behavioral and leadership capabilities for all employees. All full-time employees are offered an ongoing education stipend to support skill-building both in current and for future roles, and we offer a variety of formal and informal development and skills-building opportunities to our managers. For example, Robinhood’s Leader Labs, hosted by internal and external experts, supports the continuous growth of managers in areas such as mentorship, career conversations, and effective performance reviews.
We’re proud to share that we received the following recognitions in 2020 and so far in 2021:
•We are certified as a Great Place to Work in the United States.
•We are #3 on LinkedIn’s Top Startups list for 2020, the fourth year in a row that Robinhood was recognized as a Top Startup by LinkedIn and the third consecutive year placing in the top 10.
•We were named a Glassdoor Best Place to Work in 2021.
•We are #1 on CNBC’s 2021 Disruptor 50 list (and were #46 in 2020).
As of June 30, 2021, we had approximately 2,800 full-time employees.

Diversity and Belonging
Our mission is to democratize finance for all, and that starts with building a diverse and inclusive environment internally. We have made this a priority at Robinhood and we continue to invest in recruiting and fostering diverse talent, supporting our employees and speaking out for our community.
To build a talented and diverse workforce, we have a dedicated University Program with a mission to attract and retain exceptional interns and new graduate talent to fuel the growth of our most strategic business areas. We utilize the Code Signal assessment tool to conduct unbiased automated engineering screens, whereby applicants who achieve a specific score automatically qualify for a technical phone screen. In 2020, we used a third party to review all job descriptions to remove any gender bias language. We have also built partnerships with a number of historically black colleges and universities and we actively participate in recruiting across a number of core campuses by investing in marketing the Robinhood brand, and building relationships with professors and career center teams.
As of March 31, 2021, approximately 60% of Robinhood employees participated in our Employee Resource Groups (“ERGs”), which are voluntary, identity or experience-based groups led by members and allies who join together to support the creation of an inclusive workplace. In addition to providing a supportive, safe space for many team members, a number of Robinhood ERGs support specific business objectives that can include recruiting, employee engagement, career support, and more. We also utilize ERGs to create a welcoming environment for new employees by designating Robinhood Ambassadors, leaders within our ERGs who are available to candidates and new employees who want to learn more about working at Robinhood.
Robinhood Employee Resource Groups include:
•Asianhood;
•Black Excellence;
•Brain, Body, Heart;
•Divergent;
•Latinhood;
•Parenthood;
•Rainbowhood;
•Sisterhood; and
•Robinhood Veterans.
Our Competitive Landscape
We believe that we are changing the consumption patterns for financial products and services and growing the market, but will continue to face competition from other firms including large legacy financial institutions, large technology companies, and smaller, new financial technology entrants.
We believe that the key competitive factors in our market include:
•product features, quality and functionality;
•operating efficiency;

•engineering talent;
•brand recognition;
•security and trust;
•cloud-based architecture;
•regulatory licenses; and
•vertical integration.
We seek to differentiate ourselves from competitors primarily through our vertically integrated, mobile-first platform and focus on accessibility, customer experience and trust. We believe that our ability to innovate quickly further differentiates our platform from our competition. We believe we compete favorably across all key competitive factors and that we have developed a business model that is difficult to replicate.
Our Facilities and Environmental Impact
Our principal executive offices are located in Menlo Park, California. In addition to our Menlo Park office, we have offices primarily located in Denver, Colorado; Lake Mary, Florida; Westlake, Texas; Tempe, Arizona; Charlotte, North Carolina; Chicago, Illinois; New York, New York; Washington, D.C.; and London, the U.K. We lease or rent each of our offices.
We are committed to understanding and reducing the environmental footprint of our business, and in particular, our use of energy and related emissions to manage climate change.
As a start, in 2020 we followed the Greenhouse Gas Protocol to develop our first emissions footprint, using our 2019 fiscal year. We found that the majority of our emissions are from our use of third-party service providers. Therefore, our biggest opportunity is to understand and manage our energy use where we can control it, and to evaluate and work with environmentally responsible third-party providers.
As we build on this initial assessment, it is our intention to set goals, develop an emissions reduction strategy, take action to address our impact and continue reporting our progress.
Intellectual Property
Our success and ability to compete are significantly dependent on our core technology and intellectual property. We rely on trademarks, patents, copyrights, trade secrets, know-how and expertise, registered domain names, license agreements, intellectual property assignment agreements, confidentiality procedures and non-disclosure agreements to establish and protect our intellectual property and proprietary rights. We seek to protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how and brand, by relying on a combination of federal, state, and common law rights in the United States and other countries, as well as on contractual measures. However, these laws, agreements, and procedures provide only limited protection. It is our practice to enter into confidentiality, non-disclosure, and invention assignment agreements with our employees, consultants, contractors and other third parties, and into confidentiality and non-disclosure agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information, trade secrets, know-how and proprietary technology. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

As of March 31, 2021, we owned in total approximately 55 issued design patents and three pending design patent applications across the United States and certain other jurisdictions related to our platform’s graphic user interface, as well as our Cash Management product card designs.
As of March 31, 2021, we owned in total 60 issued trademarks registrations and 24 pending trademark applications across the United States and certain other jurisdictions. We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and solution names, taglines and logos in the United States and certain other jurisdictions to the extent we determine appropriate and cost-effective. We are the registered holder of a variety of U.S. and international trademarks and domain names that include the primary brand “Robinhood,” including variations thereof, as well as brands for other Robinhood products and services, such as our Snacks podcast and newsletter. We also have common law rights in certain unregistered trademarks that were established over years of use. We are the authorized user of a variety of social media handles, pages and profiles that reflect our primary brand. In addition, we have a suite of defensively registered domains.
Despite our efforts to protect our intellectual property rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours, and our intellectual property rights may not be respected in the future or may be invalidated, circumvented or challenged. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. In addition, we intend to expand our international operations, and effective patent, copyright, trademark, and trade secret protection may not be available or may be limited in foreign countries. We believe that competitors will try to develop products that are similar to ours and that may infringe, misappropriate or otherwise violate our intellectual property rights. Our competitors or other third parties may also claim that our platform and other solutions infringe, misappropriate or otherwise violate their intellectual property rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated.
Third parties have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers, and our agreements with such customers may obligate us to indemnify them against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products or solutions, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties or other fees. Additionally, we use open source software in our products and services and anticipate using open source software in the future. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services. See “Risk Factors—Risks Related to Our Intellectual Property” for a more comprehensive description of risks related to our intellectual property and proprietary rights.
Regulation
U.S. and non-U.S. laws and regulations apply to many key aspects of our current business operations and future business plans. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. For additional information relating to regulation and regulatory actions, see “Risk Factors—Risks Related to Regulation and Litigation” and “—Legal Proceedings.”

Cybersecurity and Data Privacy
Our business collects, stores, shares, discloses, transfers, uses and otherwise processes the personal data of individuals across the U.S., in every state. As a result, compliance with data protection, privacy and security laws, rules, regulations, policies, industry standards and other legal obligations regulating the collection, storage, sharing, disclosure, transfer, use, protection and other processing of personal data is core to our strategy and integral to the creation of trust in our platform. We take a variety of technical and organizational security measures and other procedures and protocols to protect our data and information, including personal data and other data pertaining to customers, employees and other users. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data, including personal data.
In the United States, the Federal Trade Commission and the Department of Commerce continue to call for greater regulation of the collection of personal data, as well as restrictions for certain targeted advertising practices. Additionally, RHS and RHF are each subject to SEC Regulation S-P, which requires registered broker-dealers to, among other things, adopt written policies and procedures that address administrative, technical, and physical safeguards for the protection of customer records and information. Numerous states have enacted or are in the process of enacting state-level data privacy laws and regulations governing the collection, use and processing of state residents’ personal data. For example, the CCPA, which went into effect in California on January 1, 2020 established a new privacy framework for covered businesses such as ours. Among other things, the CCPA requires companies covered by the legislation to provide new disclosures to California residents and afford such residents new rights, including the right to access and delete certain personal information, as well as the right to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In November 2020, California voters passed the CPRA, which will become effective in most material respects beginning on January 1, 2023. The CPRA further expands the CCPA with additional data privacy compliance requirements and obligations and establishes a regulatory agency dedicated to enforcing the CCPA and CPRA. In addition, the NYDFS issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS, including RHC, to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation adds specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements. We have in the past, are currently and may in the future be subject to investigations and examinations by the NYDFS regarding, among other things, our cybersecurity practices. For more information, see “—Legal Proceedings—RHC Anti-Money Laundering, Cybersecurity and Other Issues.”
Certain other state laws impose similar privacy obligations and all 50 states have laws, including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. The CCPA has prompted the enactment of several new state laws or amendments of existing state laws, such as in New York and Nevada. The CCPA has also prompted a number of proposals for new federal and state-level privacy legislation, such as in Washington, Maryland, New York, Illinois and Nebraska. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and changes in business practices and policies. We may be required to modify our data processing practices and policies and incur substantial compliance-related costs and expenses in connection with these and any other future data privacy, protection or security-related laws, rules or regulations, and they may also increase our potential exposure to regulatory enforcement and litigation.

Regulators around the world continue to propose more stringent data protection, security and privacy laws, rules and regulations, and these laws, rules and regulations are rapidly increasing in number, complexity, enforcement, fines and penalties. For example, the GDPR became effective on May 25, 2018 and has resulted and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU and European Economic Area. The GDPR regulates a broad array of personal data that can directly or indirectly identify an individual and imposes stringent data protection requirements with significant penalties for noncompliance. Furthermore, as of January 2021, we are required to comply with the GDPR as well as the U.K. equivalent to the extent of our operations in the U.K. The relationship between the U.K. and the EU in relation to certain aspects of data protection law remains unclear, for example, how data transfers between EU member states and the U.K. will be treated and the role of the U.K.’s Information Commissioner’s Office with respect to the EU following the end of the transitional period. These changes may lead to additional costs and increase our overall risk exposure.
These and other data protection, security and privacy laws, rules and regulations and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction. Non-compliance with these laws could result in significant penalties or legal liability. Although we take steps to comply with applicable laws, rules and regulations, we have been and may in the future become subject to regulatory or private actions, investigations, disputes and litigation, which may include substantial fines or other legal liability for non-compliance of data protection, security and privacy laws, rules and regulations, including in the event of an outage, cybersecurity breach or other security incident. We could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, results of operations or financial condition. See “Risk Factors—Risks Related to Cybersecurity and Data Privacy” for more information.
Brokerage Regulation and Regulatory Capital and Deposit Requirements
Registrations and Licenses
We operate two broker-dealers, Robinhood Financial LLC (“RHF”) and Robinhood Securities, LLC (“RHS”). RHF is an introducing broker and introduces its customer accounts to RHS on a fully disclosed basis. RHS is a clearing and carrying broker which currently carries customer accounts only for RHF. RHF and RHS are each registered as broker-dealers with the SEC, each is a member of FINRA, and each is licensed as a securities broker-dealer in all 50 U.S. states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Neither RHF nor RHS is licensed or authorized to conduct business in any other country. RHS is a member of Nasdaq, and RHF is not currently a member of any U.S. national securities exchange. RHS, in addition to its memberships in FINRA and Nasdaq, is a member of the OCC, DTC and the NSCC. RHF and RHS are both subject to regulation by the SEC, FINRA, other SROs of which they are or may become members, and the U.S. states and territories in which they operate.
Scope of Regulation
The principal purpose of regulating broker-dealers is the protection of clients and securities markets. The regulations cover all aspects of the broker-dealer business and operations, including, among other things, sales and trading practices and reporting requirements, client onboarding, advertising and marketing, publication or distribution of research, margin lending, uses and safekeeping of clients’ funds and securities, capital adequacy, recordkeeping, reporting, fee arrangements, disclosures to clients, suitability, acting in a client’s best interests when making recommendations to retail customers, customer privacy, data protection, information security and cybersecurity, the safeguarding of customer information, the sharing of customer information, best execution of customer orders, public offerings, customer qualifications for margin and options transactions, registration of personnel, business continuity planning, transactions with affiliates, conflicts, and the conduct of directors, officers and employees.

Net Capital and Deposit Requirements
RHS and RHF are each subject to Rule 15c3-1 under the Exchange Act (the “Uniform Net Capital Rule”) and related SRO requirements. The Uniform Net Capital Rule specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers. Generally, a broker-dealer’s net capital is its net worth plus qualified subordinated debt less deductions for certain types of assets. The Uniform Net Capital Rule effectively requires that most of a broker-dealer’s assets be maintained in a relatively liquid form. The SEC and FINRA rules require notification when net capital falls below certain defined criteria, or when withdrawals of capital exceed certain thresholds. These rules also dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer. If either RHS or RHF fails to maintain specified levels of net capital, they could be subject to immediate suspension or revocation of registration, and suspension or expulsion could ultimately lead to the liquidation of either entity or to their broker-dealer business being wound down. In addition, the SEC and FINRA may place restrictions on RHF’s or RHS’s ability to expand their existing business or to commence new businesses in the event of such failure. Such failure could also constitute a default by us of certain debt covenants under our credit agreements. The Uniform Net Capital Rule and FINRA requirements prohibit RHS and RHF from paying cash dividends, making unsecured advances or loans to affiliates or repaying subordinated loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its applicable minimum dollar requirement. The minimum dollar requirement for RHF was $250,000 as of June 30, 2021; the minimum dollar requirement for RHS varies based on the total amount of customer debits.
In addition to SEC and FINRA net capital requirements, as a clearing and carrying broker-dealer, RHS is subject to cash deposit and collateral requirements under the rules of the DTC, NSCC and OCC, which may fluctuate significantly from time to time based upon the nature and size of customers’ trading activity and market volatility. For example, stock trades generally settle at the clearinghouse two days after execution and clearinghouses may require a broker-dealer participant to deposit funds to ensure that the broker-dealer can meet its settlement obligations. These deposit requirements are designed to mitigate risk to the clearinghouse and its participants and can be large, especially if positions are concentrated in particular stocks, are predominantly in the same direction (i.e., predominantly buys or predominantly sells) or if the stock is volatile. RHS, as a clearing and carrying broker, must meet clearinghouse deposit requirements to support customer trades and, if it fails to meet any such deposit requirements, its ability to settle trades through the clearinghouse may be suspended or the broker-dealer may restrict trading in certain stocks in order to limit clearinghouse deposit requirements. In such case, RHS may be exposed to significant losses or disruptions in customers’ ability to trade. For example, in January 2021, in response to highly volatile market conditions, unusually high trading volume and a high concentration of net buying in particular stocks, such deposit requirements increased significantly in a short period of time. As a result, RHS temporarily limited customer purchases for certain volatile securities from January 28 to February 5, 2021 in order to comply with its deposit requirements. Furthermore, in the event that a significant amount of customers’ open trades fail to settle, RHS may be exposed to potential loss of the deposits and capital expended to meet its deposit requirements. In a worst-case scenario, if RHS is unable to satisfy its deposit requirements, the NSCC may cease to act for RHS and liquidate its unsettled clearing portfolio. See “Business—Legal Proceedings—Early 2021 Trading Restrictions Matters” and “Risk Factors—Risks Related to Regulation and Litigation—We are involved in numerous litigation matters that are expensive and time consuming, and, if resolved adversely, could harm our reputation, business, financial condition or results of operations” for more information about the Early 2021 Trading Restrictions, and see “Risk Factors—Risks Related to Our Brokerage Products and Services—If we do not maintain the capital levels required by regulators and SROs, or do not satisfy the cash deposit and collateral requirements imposed by certain other SROs such as the DTC, NSCC and OCC, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions, which could harm our business, financial condition, operating results, cash flows and prospects. In a worst-case scenario, failure to maintain these requirements could ultimately lead to our broker-dealer business being liquidated or wound down” for more information about the risks associated with our capital and deposit requirements.

Rule 15c3-3 Reserve and Custody Requirements
RHS is subject to Rule 15c3-3 under the Exchange Act (“Rule 15c3-3”), which includes cash and securities segregation protection requirements. Pursuant to Rule 15c3-3, RHS is required to maintain on deposit, based on weekly computations completed in a manner specified by the rule, an amount that is generally the difference between the amount of money RHS owes customers and the amount of money RHS customers owe it. RHS is also required daily to determine the amount of customer fully-paid securities and excess margin securities over which it is required to maintain possession or control and, in the event of deficits, RHS must take action specified by regulation. RHF operates pursuant to an exemption from Rule 15c3-3 because it introduces all of its customer accounts to RHS. Pursuant to this exemption, RHF does not maintain custody of customer cash or securities.
Margin Requirements
RHS’s margin lending activities are subject to limitations imposed by the rules and regulations of the Board of Governors of the Federal Reserve and FINRA. In general, these margin rules and regulations provide for initial margin requirements and that, in the event of a significant decline in the value of securities collateralizing a margin account, broker-dealers are required to obtain additional collateral from the borrower or liquidate the borrower’s security positions. The minimum initial margin requirement for common stock is 50% of the value of marginable securities purchased in a margin account; different requirements apply to short sales, options and other non-equity securities. In addition, broker-dealers are required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. FINRA rules specify additional rules for customers who are “pattern day traders” as defined under FINRA rules. RHS may also impose more stringent requirements on positions that, in its sole discretion, involve higher levels of risk, at any time and without notice. RHS retains absolute discretion to determine whether, when and in what amounts it will require additional collateral. In some situations, RHS may find it necessary to require a higher level of equity in a customer’s margin account based upon their margin account holdings, market conditions, and financial resources. We notify customers immediately when they are in a maintenance deficit, and require them to meet their maintenance calls within one to two days depending on the level of equity in their account. If the customer does not meet their maintenance call on time, we liquidate available assets as necessary to meet the call. If a customer has a balance below zero, we liquidate all customer assets available the next business day. Additionally, we monitor over-leveraged accounts using intraday risk alerts to review potentially risky portfolios and take action as needed.
Best Execution
As registered broker-dealers, RHS and RHF are also subject to “best execution” requirements under SEC guidelines and FINRA rules, which require RHF and RHS to obtain the best reasonably available terms for customer orders. In part, this requires broker-dealers to use reasonable diligence so that the price to the customer is as favorable as possible under prevailing market conditions, taking into account, among other things, the character of the market for the security, the size and type of the transaction, the number of markets checked, accessibility of quotations and the terms and conditions of the order as communicated by the broker-dealer’s customer. Although a broker-dealer is not required to examine every customer order individually for compliance with its duty of best execution, it must undertake regular and rigorous reviews of the quality of its customer order executions.
RHF routes its customers’ orders to RHS, which routes orders to certain market makers for execution based on our order routing system, which uses an algorithm to determine which market maker is most likely to provide the best price for each customer’s order based on the market maker’s historical performance. RHF and RHS review the quality of execution they receive from the market makers and choose which market maker to which to route orders, in each case based on a number of factors that are more fully discussed in the Supplemental Materials of FINRA Rule 5310, including, where applicable, but not necessarily limited to, speed of execution, price improvement opportunities, differences in price disimprovement (i.e., situations in which a customer receives a worse price at execution than the best quotes prevailing at the time the order is received by the market), likelihood of executions, the marketability of the order, size guarantees, service levels and support, the reliability of order handling systems, client needs and expectations, transaction costs and whether the firm will receive remuneration for routing order flow to such market makers. Price improvement is available under certain market conditions and for certain order types, and RHS regularly monitors executions to test for whether such improvement, if available, was provided. In addition, RHS routes orders to market makers and, in exchange, receives consideration. With respect to equities and options trading, such fees are known as PFOF. With respect to cryptocurrency trading, we receive “Transaction Rebates.” As of June 30, 2021, RHS had relationships with four equity market makers and four option market makers. For the year ended December 31, 2020, revenue derived from PFOF and Transaction Rebates represented 75% of our total revenues, and for the three months ended June 30, 2021, represented 79% of our total revenues. The consideration RHS earns through these PFOF practices are identical among all market makers. RHS routes equity and option orders in priority to participating market makers that we believe are most likely to give our customers the best execution, based on historical performance (according to order price, trading symbol, availability of the market maker and, if statistically significant, order size), and, in the case of options, the likelihood of the order being filled is a factor as well. Market-makers can frequently provide retail orders with some degree of price improvement, meaning they can execute the orders inside the spread of the national best bid and national best offer quoted on national securities exchanges. Market-makers may also be able to provide retail orders with size improvement (i.e., more shares at a single price point than may be available at the national best bid or national best offer quoted on national securities exchanges). While the SEC and FINRA have not provided specific approval of Robinhood’s PFOF arrangements, PFOF arrangements generally are permitted under SEC guidelines and FINRA rules, provided that best execution principles are met and, in the case of the SEC, we make certain disclosures regarding our PFOF arrangements. However, PFOF practices have drawn heightened scrutiny from the U.S. Congress, the SEC and other regulatory and legislative authorities and there is no guarantee that they will not adopt additional regulation relating to PFOF practices as a result of such heightened scrutiny or otherwise or pursue additional inquiries or investigations relating to PFOF practices. For example, in May 2019, the SEC’s Division of Enforcement commenced an investigation into our best execution and PFOF practices, which resulted in a settlement and payment by RHF of a $65.0 million fine and a requirement to retain an independent consultant. See “Risk Factors—Risks Related to Our Business—Because a majority of our revenue is transaction-based (including payment for order flow, or “PFOF”), reduced spreads in securities pricing, reduced levels of trading activity generally, changes in our business relationships with market makers and any new regulation of, or any bans on, PFOF and similar practices may result in reduced profitability, increased compliance costs and expanded potential for negative publicity” for more information.
Cryptocurrency
Our subsidiary, RHC, provides users with the ability to buy, hold and sell a limited number of cryptocurrencies on our platform. Both U.S. and non-U.S. regulators and governments are increasingly focused on the regulation of cryptocurrencies. In the United States, cryptocurrencies are regulated by both federal and state authorities, depending on the context of their usage. Regulation of cryptocurrencies continues to evolve. RHC is registered as a money services business with FinCEN and is licensed to operate as a money transmitter or its equivalent in states where such requirements are applicable, and has also obtained a license under the NYDFS’s Virtual Currency Business Activity regime, commonly referred to as a BitLicense.
Although RHC currently permits trading of a limited number of cryptocurrencies that we have analyzed under applicable internal policies and procedures and do not believe are securities under the U.S. securities laws, our policies and procedures do not constitute a legal standard, and, regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC or a court were to determine that a cryptocurrency currently traded on our platform is a “security” under U.S. law. The SEC has not asserted that all cryptocurrencies are securities, but the SEC Staff has indicated that the determination of whether or not a cryptocurrency is a security depends on the characteristics and use of that particular asset. In addition, the SEC has previously determined that certain cryptocurrencies traded on other platforms are securities, subject to federal securities laws. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations associated with the offer, sale, trading and clearing of such assets. To the extent that the SEC or a court determines that any cryptocurrencies that are available for trading on the RHC platform are securities, that determination could prevent us from continuing to support trading of those cryptocurrencies. It may also result in regulatory enforcement penalties and financial losses to RHC in the event that RHC has liability to its customers and may need to compensate them for any losses or damages. It may further result in us determining that it is advisable to remove other cryptocurrencies from our platform that have similar characteristics to the cryptocurrency the SEC or a court determined was a security. In addition, state laws and regulations impose various compliance requirements including operational limitations related to the manner and extent to which customer crypto assets can be held under our custody, net worth requirements, anti-money laundering program requirements, notice and reporting requirements, and generally require compliance with all applicable federal and state laws, rules and regulations, including The Bank Secrecy Act, as amended by the USA PATRIOT ACT of 2001. For example, on an annual basis, RHC is required to submit a certification of compliance with certain requirements of the NYDFS in connection with its BitLicense. We have in the past, are currently and may in the future be subject to investigations and examinations by the NYDFS regarding, among other things, our anti-money laundering and cybersecurity programs. For more information, see “—Legal Proceedings—RHC Anti-Money Laundering, Cybersecurity and Other Issues.”
These laws, rules, and regulations evolve frequently and may be modified, interpreted, and applied in an inconsistent manner by a particular jurisdiction as well as from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of RHC’s business and the significant uncertainty surrounding the regulation of the cryptoeconomy, requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us. It is possible that regulators may disagree with our conclusions. See “Risk Factors—Risks Related to Our Cryptocurrency Products and Services—Regulation of the cryptocurrency industry continues to evolve and is subject to change. Moreover, securities and commodities laws and regulations and other bodies of laws can apply to certain cryptocurrency businesses. These laws and regulations are complex and our interpretations of them may be subject to challenge by the relevant regulators. Future regulatory developments are impossible to predict with certainty. Changes in laws and regulations, or our failure to comply with them, may negatively impact our ability to allow customers to buy, hold and sell cryptocurrencies with us in the future and may significantly and adversely affect our business.”
Consumer Financial Protection
The Consumer Financial Protection Bureau and other federal, local, state (such as the NYDFS) and foreign regulatory agencies regulate financial products, including credit, deposit, and payments services, and other similar services. These agencies have broad consumer protection mandates, and they promulgate, interpret and enforce rules and regulations that affect our business.
Anti-Money Laundering
The Bank Secrecy Act, as amended by the USA PATRIOT ACT of 2001 (the “BSA/USA PATRIOT Act”), applies to RHF, RHS and RHC and requires them to develop anti-money laundering (“AML”) programs to assist in the prevention and detection of money laundering and combating terrorism. The AML program includes policies and procedures, employee training, customer identity requirements, the designation of an AML compliance officer and periodic independent audits. To comply with the BSA/USA PATRIOT Act and related FINRA rules applicable to RHF and RHS, we have an AML department that is responsible for developing and implementing our enterprise-wide programs for compliance with the various AML and counter-terrorist financing laws and regulations. RHF, RHS and RHC also are subject to U.S. sanctions laws administered by the Office of Foreign Assets Control and we have policies and procedures in place to comply with these laws.

See “Risk Factors—Risks Related to Regulation and Litigation,” “Risk Factors—Risks Related to Cybersecurity and Data Privacy” and “Risk Factors—Risks Related to Our Brokerage Products and Services.”
Legal Proceedings
We are subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. In addition, we operate in a highly regulated industry and many aspects of our business involve substantial risk of liability, and we are regularly the subject of actions, inquiries, investigations, examinations and proceedings by regulatory and other governmental agencies. The outcomes of the legal and regulatory matters discussed in this section are inherently uncertain and some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain historical matters as well as certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to vigorously defend the pending matters. Litigation is inherently uncertain, and any judgment entered against us, or any adverse settlement, could materially and adversely impact our business, financial condition, operating results and cash flows. Unless otherwise noted below with respect to a specific matter, we are unable to provide a reasonable estimate of any potential liability given the uncertain nature of litigation and the stage of proceedings in these matters. With respect to all other pending matters not disclosed below, based on current information, we do not believe that such matters, individually or in the aggregate, would have a material adverse impact on our business, financial condition, operating results or cash flows. See Note 14 to our consolidated financial statements included elsewhere in this prospectus for more information on legal proceedings that we are subject to from time to time.
Early 2021 Trading Restrictions Matters
Beginning on January 28, 2021, due to increased deposit requirements imposed on RHS by the NSCC in response to unprecedented market volatility, particularly in certain securities, RHS temporarily restricted or limited its customers’ purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our platform (the “Early 2021 Trading Restrictions”).
We have become aware of approximately 50 putative class actions and four individual actions that have been filed against one or more of RHM, RHF and RHS in various federal and state courts relating to the Early 2021 Trading Restrictions. On April 1, 2021, the Judicial Panel on Multidistrict Litigation entered an order centralizing the federal cases identified in a motion filed by certain plaintiffs to transfer and coordinate or consolidate the actions filed in connection with the Early 2021 Trading Restrictions in the United States District Court for the Southern District of Florida captioned In re: January 2021 Short Squeeze Trading Litigation, Case No. 21-2989-MDL-ALTONAGA/Torres (the “MDL”). In May 2021, the court appointed interim lead plaintiffs’ counsel for certain claims. On July 26, 2021, interim lead plaintiffs’ counsel filed two consolidated complaints: the first complaint asserts a federal antitrust claim; the second complaint asserts negligence and breach of fiduciary duty claims. The consolidated complaints seek monetary damages. Defendants filed motions to dismiss these complaints on August 30, 2021. Other plaintiffs have filed federal securities claims, which are governed by the procedures under the Private Securities Litigation Reform Act of 1995, and will proceed separately.
RHM, RHF, RHS and our Co-Founder and CEO, Vladimir Tenev, among others, have received requests for information, and in some cases, subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the United States Attorney’s Office for the Northern District of California (“USAO”), the U.S. Department of Justice, Antitrust Division, the SEC staff, FINRA, the New York Attorney General’s Office, other state attorneys general offices and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev’s cell phone. There have been several inquiries based on specific customer complaints. We have also received inquiries from the SEC’s Division of Examinations and FINRA related to employee trading in certain securities that were subject to the Early 2021 Trading Restrictions, including GameStop Corp. and AMC Entertainment Holdings, Inc., during the week of January 25, 2021. These matters include inquiries related to whether any employee trading in these securities may have occurred in advance of the public announcement of the Early 2021 Trading Restrictions on January 28, 2021. In addition, we have received information and testimony requests from certain committees and members of the U.S. Congress and Mr. Tenev, among others, has provided or will provide testimony with respect to the Early 2021 Trading Restrictions. We are cooperating with these investigations and examinations.
Due to the preliminary nature of all of these proceedings, we are unable at this time to estimate the likelihood or magnitude of any possible losses related to these matters.
Massachusetts Securities Division Matter
On December 16, 2020, the Enforcement Section of the MSD filed an administrative complaint against RHF, which stems from an investigation initiated by the MSD in July 2020. The complaint alleges three counts of Massachusetts securities law violations regarding alleged unethical and dishonest conduct or practices, failure to supervise, and failure to act in accordance with the Massachusetts fiduciary duty standard, which became effective on March 6, 2020 and had an effective enforcement date beginning September 1, 2020. The initial complaint seeks, among other things, injunctive relief, censure, unspecified restitution, unspecified disgorgement, the appointment of an independent consultant and an unspecified administrative fine. The proposed amended complaint also seeks revocation of RHF's license to operate in Massachusetts. If RHF were to lose its license to operate in Massachusetts, we would not be able to acquire any new customers in Massachusetts, and we expect that our current customers in Massachusetts would be unable to continue utilizing any of the services or products offered on our platform (other than closing their positions) and that we may be forced to transfer such customers’ accounts to other broker-dealers. Additionally, revocation of RHF’s Massachusetts license could trigger similar disqualification or proceedings to restrict or condition RHF’s registration by other state regulators. A revocation of RHF’s license to operate in Massachusetts would result in RHF and RHS being subject to statutory disqualification by FINRA and the SEC, which would then result in RHF needing to obtain relief from FINRA subject to SEC review in order to remain a FINRA member and RHS possibly needing relief from FINRA or other SROs.
On April 15, 2021, RHF filed a complaint and motion for preliminary injunction and declaratory relief in Massachusetts state court seeking to enjoin the MSD administrative proceeding and challenging the legality of the Massachusetts fiduciary duty standard. On May 27, 2021, the state court denied RHF’s motion for a preliminary injunction, finding that RHF would not suffer irreparable harm if MSD proceeded with the pending administrative action, but determined that RHF may seek a declaration that the disputed regulation is unlawful without first exhausting its remedies in the administrative action. On June 14, 2021, the state court declined to stay the entire matter pending resolution of the administrative proceeding, finding that RHF is entitled to have the state court decide certain of its challenges to the Massachusetts fiduciary standard without waiting for the MSD to complete its administrative proceeding. RHF has engaged in settlement discussions with the MSD at certain times since the MSD filed its initial complaint; however, such negotiations have not been successful and RHF is currently not engaged in any such settlement discussions with the MSD.
RHC Anti-Money Laundering, Cybersecurity and Other Issues
On July 24, 2020, the NYDFS issued a report of its examination of RHC citing a number of “matters requiring attention” focused primarily on anti-money laundering and cybersecurity-related issues. The matter was subsequently referred to the NYDFS’s Consumer Protection and Financial Enforcement Division for investigation. In March 2021, the NYDFS informed RHC of certain alleged violations of applicable (i) anti-money laundering and New York Banking Law requirements (Part 417, Part 504 and Banking Law § 44), including the failure to maintain and certify a compliant anti-money laundering program, (ii) notification provisions under RHC’s Supervisory Agreement with the NYDFS, and (iii) cybersecurity and virtual currency (Part 500 and Part 200) requirements, including certain deficiencies in our policies and procedures regarding risk assessment, lack of an adequate incident response and business continuity plan, and deficiencies in our application development security. RHC and the NYDFS have reached a settlement in principle with respect to these allegations, subject to final documentation, in connection with which, among other things, RHC expects to pay a monetary penalty of $30.0 million and engage a monitor.
Additionally, on April 14, 2021, the California Attorney General’s Office issued an investigative subpoena to RHC, seeking documents and answers to interrogatories about RHC’s trading platform, business and operations, application of California’s commodities regulations to RHC and other matters. RHC is cooperating with this investigation. We cannot predict the outcome of this investigation or any consequences that might result from it.
Account Takeovers
In November 2020, FINRA Enforcement commenced an investigation into RHF concerning account takeovers, or circumstances under which an unauthorized actor successfully logs into a customer account, as well as anti-money laundering and cybersecurity issues. Since February 1, 2021, RHF has received requests for documents and information from the SEC’s Division of Enforcement (the “Enforcement Division”) in connection with its investigation into account takeovers and, more recently, suspicious activity report filings. Additionally, state regulators, including the NYDFS and the New York Attorney General’s Office, have opened inquiries into RHM, RHF and RHC related to account takeovers. RHM, RHF and RHC are cooperating with these investigations and inquiries. The SEC’s Division of Examinations (the “Examinations Division”) also conducted an examination and identified deficiencies, to which RHF responded, with respect to, among other things, account takeovers and identity theft in connection with new account opening. See “—Options Trading and Related Customer Communications and Displays” below for more information.
On January 8, 2021, a putative class action was filed in California Superior Court (Santa Clara County) against RHF and RHS by Siddharth Mehta, purportedly on behalf of approximately 2,000 Robinhood customers whose accounts were allegedly accessed by unauthorized users. RHF and RHS removed this action to the United States District Court for the Northern District of California. Plaintiffs generally allege that RHF and RHS breached commitments made and duties owed to customers to safeguard customer data and assets and seek monetary damages and injunctive relief. In March 2021, RHF and RHS filed a motion to dismiss the amended complaint, which was granted in part and denied in part in May 2021. A second amended complaint was filed by the plaintiffs on May 20, 2021, which RHF and RHS moved to dismiss on June 3, 2021.
March 2020 Outages
Beginning on March 4, 2020, 15 putative class actions and one individual action were filed against RHM, RHF and RHS in state and federal district courts relating to the March 2020 Outages. One of the putative class actions and the individual action were voluntarily dismissed following settlements between the parties. Thirteen of the remaining putative class actions have been consolidated as In re Robinhood Outage Litigation in the United States District Court for the Northern District of California. The one remaining putative class action, Withouski v. Robinhood Financial LLC, et al., pending in the Superior Court of the State of California, County of San Mateo, has been stayed by agreement of the parties. The lawsuits generally allege that putative class members were unable to execute trades during the March 2020 Outages because our platform was inadequately designed to handle customer demand and RHM, RHF and RHS failed to implement appropriate backup systems. The lawsuits include, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, unjust enrichment and violations of certain California consumer protection statutes. The lawsuits generally seek damages, restitution, and/or disgorgement, as well as declaratory and injunctive relief. Fact discovery has been completed and expert discovery is currently scheduled to be completed in October 2021.
We have also received notice that approximately 1,600 jointly represented customers may pursue arbitration of individual claims against us arising out of the March 2020 Outages, in addition to other alleged system outages.
The SEC Examinations Division conducted an examination and identified a deficiency, to which RHF responded, with respect to RHF’s creation of a reasonably designed business continuity plan pursuant to FINRA Rule 4370. In addition, FINRA conducted an investigation and certain state regulatory authorities are conducting investigations, regarding the March 2020 Outages and related procedures. RHF and RHS are cooperating with the requests from these regulators and RHF has reached a settlement with FINRA with respect to certain matters as described below in “—FINRA Multi-Matter Settlement.”
FINRA Multi-Matter Settlement
RHF and RHS are subject to FINRA investigations and enforcement matters, including those described elsewhere in this section as well as investigations regarding certain other matters, such as RHF’s margin call procedures, RHS’s fractional share trade reporting, customer support procedures, customer arbitration agreements, processing of corporate actions and displays of historical performance data. On June 30, 2021, RHF resolved with FINRA, on a no admit, no deny basis, certain of these investigations and examinations, including investigations into systems outages, RHF’s options product offering, and margin-related communications with customers, among others. The resolution does not address all the matters FINRA is investigating, including those relating to the Early 2021 Trading Restrictions, account takeovers and anti-money laundering issues, RHS’s fractional share trade reporting, customer support procedures or customer arbitration agreements described elsewhere in this prospectus. RHF and RHS will continue to cooperate with FINRA on these matters. The resolution involved the following components: (i) charges of violations of FINRA rules; (ii) a fine of $57.0 million; (iii) customer restitution of approximately $12.6 million, of which approximately $8.1 million already has been paid, $0.75 million has been offered to be paid, and the remaining $3.75 million is to be paid; (iv) a censure; and (v) engagement of an independent consultant. As of June 30, 2021, we had accrued the $57.0 million fine as well as $4.5 million of customer restitution to be paid.
Best Execution, Payment for Order Flow and Sources of Revenue Matters
In May 2019, the SEC Enforcement Division commenced an investigation into RHF’s best execution and PFOF practices, as well as statements concerning its sources of revenue, including the fact that, in FAQs on our website describing how it made money, and in certain communications with customers addressing the same issue, RHF had omitted PFOF when it described its revenue sources. On December 17, 2020, RHF, on a neither admit nor deny basis, consented to the entry of an SEC order (i) requiring RHF to cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act and Section 17(a) of the Exchange Act and Rule 17a-4 thereunder; (ii) censuring RHF; and (iii) requiring RHF to pay a $65 million civil penalty in December 2020. RHF paid the $65 million penalty in cash and also agreed to engage an independent compliance consultant. As a result of the cease-and-desist order, we are now considered an “ineligible issuer” as defined under Rule 405 of the Securities Act. See “Risks Related to Regulation and Litigation—As a result of our recent settlement with the SEC, we are currently considered an ‘ineligible issuer,’ which limits our ability to use certain free writing prospectuses in securities offerings and will delay our ability to qualify as a ‘well-known seasoned issuer’ in the future” for more information about the impact of our “ineligible issuer” status.
Beginning on December 23, 2020, six putative securities fraud class action lawsuits were filed against RHM, RHF and/or RHS. The lawsuits generally allege that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer communications relating to the execution of trades and revenue sources (including PFOF). Five of the complaints asserted claims for violations of Section 10(b) of the Exchange Act. All of the complaints asserted state law claims under California or New York law, and sought damages, restitution, disgorgement and other relief. One of the cases was voluntarily dismissed without prejudice. The five remaining actions have been consolidated under the caption In re Robinhood Order Flow Litigation in the United States District Court for the Northern District of California. On June 29, 2021, we filed a motion to dismiss the amended consolidated complaint and a motion to deny class certification.
FINRA Best Execution Matter
On December 19, 2019, without admitting or denying the findings, RHF consented to sanctions and the entry of findings by FINRA relating to RHF’s consideration of alternative markets for order routing, internal written procedures, and the need for additional review of certain order types executed from 2016 to 2017. The settlement censured RHF and required it to pay a $1.25 million fine and to retain an independent consultant. RHF paid the $1.25 million fine in cash, which was recorded as general and administrative expenses in our consolidated statements of operations for the year ended December 31, 2019.
Options Trading and Related Customer Communications and Displays
The SEC Examinations Division conducted an examination and identified deficiencies, to which RHF responded, with respect to account takeovers, identity theft in connection with new account opening, processes for approving or rejecting certain accounts for options trading, and customer support response times. Certain state regulatory authorities are conducting investigations regarding RHF’s options trading and related customer communications and displays and options trading approval process. RHF is cooperating with the regulators’ requests. FINRA also conducted an investigation and reached a settlement with RHF regarding the same options trading issues.
On February 8, 2021, the family of Alexander Kearns, a Robinhood customer who traded options, filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against RHF, RHS and RHM in connection with Mr. Kearns’s death by suicide in June 2020. This matter was dismissed with prejudice following a settlement between the parties.
Pinchasov v. Robinhood Financial LLC
On November 5, 2020, plaintiff Shterna Pinchasov filed a putative class action in the Circuit Court of the 11th Judicial Circuit of Florida in and for Miami-Dade County asserting claims of negligence and breach of fiduciary duty based on allegations that RHF failed to prevent customers from using its interface for stocks that were subject to a “T1 Halt,” and seeking damages. Securities exchanges, such as the New York Stock Exchange and the Nasdaq Stock Market, have the authority to halt and delay trading in a security, and a “T1 Halt” (or regulatory halt) may occur pending the release of material news about a company.
RHF removed this action to the U.S. District Court for the Southern District of Florida. The case is now in the fact discovery stage, which is currently scheduled to close in December 2021.
Text Message Litigation
On October 29, 2019, a putative class action was filed by Isaac Gordon against RHF and RHM in the Superior Court for the State of Washington, County of Spokane. The complaint alleged that RHF and RHM initiated or assisted in the transmission of commercial electronic text messages to Washington State residents without their consent in violation of Washington State law. The action was removed to the Eastern District of Washington. On January 25, 2021, the court granted the plaintiff’s motion for class certification. On June 25, 2021, RHF filed a motion to decertify the class and disqualify class counsel. On

July 27, 2021, the court granted RHF’s motion to decertify the class, denied the motion to disqualify class counsel, and remanded the case to state court.
On August 9, 2021, a new, substantially similar putative class action was filed by Cooper Moore against RHF in the U.S. District Court for the Northern District of California.
“For You” Document Request
On May 26, 2021, the SEC’s Enforcement Division issued a request to RHM and RHF seeking documents and information related to the “For You” feature, which was available in the past on our website only and is not currently an active product offering on our website or platform, and other features displaying lists of securities to customers. Robinhood is cooperating with the Staff’s investigation.
Dansberger v. Robinhood Securities
On June 11, 2021, RHS was sued by Thomas Dansberger on behalf of a putative class in the Circuit Court for Seminole County in Florida seeking monetary damages as well as declaratory and injunctive relief. Mr. Dansberger purports to represent “All Florida residents who purchased Robinhood Gold on or by January 21, 2021 and (b) who were not able to buy or sell cryptocurrencies on January 21, 2021.” The plaintiff alleges that RHS engaged in unfair and deceptive trade practices by advertising and marketing that Robinhood Gold would provide access for customers to buy and sell cryptocurrencies but failed to do so on January 28, 2021 when it allegedly halted the buying and selling of cryptocurrencies. On August 30, 2021, plaintiff voluntarily dismissed the case after the parties reached a settlement in principle.
Registration Requirements for Member Personnel
On July 26, 2021, RHF received a FINRA investigative request seeking documents and information related to its compliance with FINRA registration requirements for member personnel, including related to the FINRA non-registration status of Mr. Tenev and Mr. Bhatt. Robinhood is evaluating this matter and is cooperating with the investigation.

MANAGEMENT
Executive Officers and Non-Employee Directors
The following table sets forth information as of July 1, 2021 regarding individuals who serve as our executive officers and directors:

Name	Age	Position	Committees	Date of Appointment
Executive Officers
Vladimir Tenev	34	Co-Founder, Chief Executive Officer, President and Director		November 2013
Baiju Bhatt	36	Co-Founder, Chief Creative Officer and Director		November 2013
Aparna Chennapragada	44	Chief Product Officer		April 2021
Daniel Gallagher	49	Chief Legal Officer		May 2020
Gretchen Howard	48	Chief Operating Officer		July 2019
Christina Smedley	54	Chief Marketing and Communications Officer		September 2020
Jason Warnick	49	Chief Financial Officer		December 2018
Non-Employee Directors
Jan Hammer (I)	44	Director	A, R	August 2014
Paula Loop (I)	60	Director	A*, R	June 2021
Jonathan Rubinstein (I)	64	Director	C, N	May 2021
Scott Sandell (I)	56	Director	C*, N*	June 2016
Robert Zoellick (I)	67	Director	A, R*	May 2021
________________
(I) =Considered by our board of directors to be independent under Nasdaq listing rules
A =Member of the Audit Committee
C =Member of the People and Compensation Committee
N =Member of the Nominating and Corporate Governance Committee
R = Member of the Safety, Risk and Regulatory Committee
* =Chair of the applicable committee
Executive Officers and Employee Directors
Vladimir Tenev is a Co-Founder of Robinhood and, since November 2020, has served as Chief Executive Officer (“CEO”) and President of Robinhood. Mr. Tenev has also served as a member of our board of directors since our founding, and in March 2021 was appointed as the Chair of our board of directors. In 2013, Mr. Tenev co-founded Robinhood with Mr. Bhatt to democratize finance. From 2013 to November 2020, Mr. Tenev served alongside Mr. Bhatt as our co-CEO and co-President. Before Robinhood, Mr. Tenev started two finance companies in New York City. Mr. Tenev holds a B.S. in Mathematics from Stanford University and an M.S. in Mathematics from UCLA.
We believe that Mr. Tenev is qualified to serve as a member of our board of directors based on the perspective and experience he brings as our Co-Founder and CEO.
Baiju Bhatt is a Co-Founder of Robinhood and, in March 2021, was named our Chief Creative Officer. Mr. Bhatt has also served as a member of our board of directors since our founding. In 2013, Mr. Bhatt co-founded Robinhood with Mr. Tenev to democratize finance. From 2013 to November 2020, Mr. Bhatt served alongside Mr. Tenev as our co-CEO and co-President. Before Robinhood, Mr. Bhatt started two finance companies in New York City. Mr. Bhatt holds a B.S. in Physics and an M.S. in Mathematics from Stanford University.
We believe that Mr. Bhatt is qualified to serve as a member of our board of directors based on the perspective and experience he brings as our Co-Founder and Chief Creative Officer.
Aparna Chennapragada has served as our Chief Product Officer since April 2021. Prior to joining Robinhood, Ms. Chennapragada was a Vice President and General Manager at Google, where she held various leadership roles over 12 years. Most recently, Ms. Chennapragada led consumer shopping platforms and experiences across Google and also drove Google's visual search and augmented reality efforts. Ms. Chennapragada also previously worked as a Senior Director and Technical Assistant to the CEO of Google, led Google Now and worked on many areas in Google Search and YouTube. Ms. Chennapragada previously served on the board of directors of Capital One. Ms. Chennapragada holds an M.S. in Management and Engineering from the Massachusetts Institute of Technology, an M.S. in Computer Science from the University of Texas at Austin and a B.Tech in Computer Science from the Indian Institute of Technology, Madras.
Daniel Gallagher has served as our Chief Legal Officer since May 2020. Before joining Robinhood, Mr. Gallagher was a Partner and the Deputy Chair of the Securities Department at Wilmer Cutler Pickering Hale and Dorr LLP from 2019 to 2020. Mr. Gallagher’s previous experience includes serving as the Chief Legal Officer at Mylan N.V., a leading global pharmaceutical company, from 2017 to 2019, and as a President of a financial services consulting firm from 2016 to 2017. Mr. Gallagher served as a Commissioner of the SEC from 2011 to 2015, and held several other positions on the SEC staff prior to being appointed Commissioner. Mr. Gallagher holds a J.D. from The Catholic University of America, Columbus School of Law and a B.A. from Georgetown University.
Gretchen Howard has served as our Chief Operating Officer since July 2019 and as our Vice President of Operations from January 2019 to July 2019. Before joining Robinhood, Ms. Howard was a Partner with CapitalG, Alphabet’s Growth Equity fund from 2014 to 2019. Prior to CapitalG, Ms. Howard held various positions at Google, including the co-site lead of the Google San Francisco office and a Managing Director in Sales & Business Operations. Prior to joining Google in 2006, Ms. Howard served as Vice President of Market Development and Field Sales for Fidelity Investments. She started her career working in consulting, helping companies implement new technology strategies. Ms. Howard serves as a director on the board of directors of Macondray Capital Acquisition Corp I. Ms. Howard holds an M.B.A. from Harvard Business School and a B.A. from Williams College.
Christina Smedley has served as our Chief Marketing and Communications Officer since September 2020. Before joining Robinhood, Ms. Smedley held various positions, most recently as a Vice President at Facebook from 2015 to 2020, where she worked with the Messenger, Diem (previously known as Libra) and Novi teams. Ms. Smedley joined Facebook from PayPal where she was Vice President of Brand and Communications from 2012 to 2015. In past roles, she led Edelman’s global consumer practice and Amazon’s worldwide communications team. She holds a B.A. from the University of Kent, Canterbury, United Kingdom.
Jason Warnick has served as our Chief Financial Officer since December 2018. Prior to joining Robinhood, Mr. Warnick held a variety of finance, strategy and compliance leadership positions at Amazon.com, where he most recently served as Vice President, Finance from 2011 to 2018. Mr. Warnick holds a B.A. in Accounting from Western Washington University.
Non-Employee Directors
Jan Hammer has served as a member of our board of directors since August 2014. Mr. Hammer is a Partner at Index Ventures, a venture capital firm, which he joined in 2010. At Index, he focuses on financial, information/data services and software as a service across all stages. Prior to joining Index, Mr. Hammer worked at General Atlantic in London. Mr. Hammer started his career working in mergers and acquisitions and capital markets at Morgan Stanley. Mr. Hammer holds an M.B.A. from INSEAD and an M.A. from Oxford University.
We believe that Mr. Hammer is qualified to serve as a member of our board of directors based on the perspective and extensive experience he brings as an investor in technology companies.
Paula Loop has served as a member of our board of directors since June 17, 2021. Ms. Loop was previously a Partner at PwC, where she most recently led PwC’s Governance Insights Center, a position from which she retired on June 16, 2021. Ms. Loop has extensive experience in governance, technical accounting and SEC and financial reporting matters. Ms. Loop previously served as PwC’s New York Metro Regional Assurance Leader and prior to that as the U.S. and Global Talent Leader. She also served on PwC’s Board of Partners and on the firm’s Governance, Risk and Quality and Executive Compensation Committees. Ms. Loop is a Certified Public Accountant and also serves on the board of the Value Reporting Foundation. Ms. Loop holds a B.S. from the University of California at Berkeley.
We believe that Ms. Loop is qualified to serve as a member of our board of directors based on her extensive audit, financial and governance experience.
Jonathan Rubinstein has served as a member of our board of directors since May 28, 2021. He has held several prominent positions across technology and financial services over the course of his career. Mr. Rubinstein was Co-CEO at Bridgewater Associates, LP, from 2016 to 2017; Senior Vice President, Product Innovation, for the Personal Systems Group at Hewlett-Packard Company; the Chairman and CEO of Palm, Inc.; and a Senior Vice President and also General Manager of the iPod Division at Apple Inc. Mr. Rubinstein is a member of the National Academy of Engineering and a senior member of the Institute of Electrical and Electronics Engineers. He currently serves as the lead director of the board of directors of Amazon and previously served as a director on the board of directors of Qualcomm. Mr. Rubinstein is also a Senior Advisor at PDT Partners. Mr. Rubinstein holds an M.Eng. and a B.S. in electrical engineering from Cornell University. Mr. Rubinstein also holds an M.S. in computer science from Colorado State University.
We believe that Mr. Rubinstein is qualified to serve as a member of our board of directors based on the perspective and extensive experience he brings as a leader of and an investor in technology companies and his experience serving on public company boards.
Scott Sandell has served as a member of our board of directors since June 2016. He has served as Managing General Partner of New Enterprise Associates (“NEA”), a venture capital firm, since 2017, Co-Managing General Partner from 2015 to 2017, and as a General Partner since September 2000. Mr. Sandell joined NEA in 1996. Mr. Sandell is currently the lead independent director of Cloudflare and is a director of Bloom Energy and Tuya. Mr. Sandell previously served on the board of directors of Fusion-io, Tableau Software, Workday and Spreadtrum Communications. Mr. Sandell holds an M.B.A. from Stanford University and an A.B. in Engineering Sciences from Dartmouth College.
We believe that Mr. Sandell is qualified to serve as a member of our board of directors based on the perspective and extensive experience he brings as an investor in technology companies and his experience serving on private and public company boards.
Robert Zoellick has served as a member of our board of directors since May 28, 2021. Mr. Zoellick is a Senior Fellow of the Belfer Center for Science and International Affairs at Harvard University and Senior Counselor at the Brunswick Group. He served in various posts in the public sector, including President of the World Bank from 2007 to 2012, U.S. Trade Representative from 2001 to 2005, Deputy Secretary of State from 2005 to 2006, Counselor to the Secretary of the Treasury, and Deputy Chief of Staff at the White House from 1992 to 1993. Mr. Zoellick has also chaired the board at AllianceBernstein and held senior posts at Goldman Sachs, Fannie Mae and the U.S. Naval Academy. He serves on the boards of Temasek, Singapore's sovereign wealth fund, and Twitter, Inc. Mr. Zoellick also chairs the International Advisory Council of Standard Chartered Bank and serves on the Strategic Council of Swiss

Re. He is a member of the boards of the Carnegie Endowment, the Peterson Institute for International Economics, and the Wildlife Conservation Society. Mr. Zoellick holds a J.D. from Harvard Law School, an M.P.P. from Harvard's John F. Kennedy School of Government and a B.A. from Swarthmore College.
We believe that Mr. Zoellick is qualified to serve as a member of our board of directors based on the perspective and extensive experience he brings from serving in the government and in the private and public sectors.
Appointment of Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.
Board of Directors Composition
Our business and affairs are managed under the direction of our board of directors.
Current Board of Directors
Our board of directors currently consists of seven members: Messrs. Bhatt, Hammer, Rubinstein, Sandell, Tenev and Zoellick and Ms. Loop. The authorized number of directors may be changed by our board of directors, subject to the terms of our Charter and Bylaws. Each of our current directors will continue to serve until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.
Classified Board of Directors
Our Charter provides for our board of directors to be divided into three classes (Class I, Class II and Class III), one class of which will be elected each year by our stockholders. Our Charter provides that our board of directors will be fully declassified by the third annual meeting of stockholders following the effectiveness of our Charter, which is expected to occur in 2024. Our directors are divided among the three classes as follows:
•the Class I directors are Paula Loop and Robert Zoellick, and their terms will expire at the first annual meeting of stockholders following the effectiveness of our Charter;
•the Class II directors are Jan Hammer and Scott Sandell, and their terms will expire at the second annual meeting of stockholders following the effectiveness of our Charter; and
•the Class III directors are Baiju Bhatt, Jonathan Rubinstein and Vladimir Tenev, and their terms will expire at the third annual meeting of stockholders following the effectiveness of our Charter.
Our Charter provides that our board of directors will be fully declassified by the third annual meeting of stockholders following the effectiveness of our Charter, so that as of and after such meeting, all directors will be elected for one-year terms and will be up for election at each successive annual meeting.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, as well as information otherwise obtained by or available to us, our board of directors has determined that Mr. Hammer, Mr. Rubinstein, Mr. Sandell, Mr. Zoellick and Ms. Loop do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, the transactions involving them described in the section titled “Certain Relationships and Related Person Transactions,” and other transactions or relationships between our company, on the one hand, and other companies at which the director serves as an executive officer or in another leadership role, on the other hand, including other companies in which our investors or directors have also invested.
Lead Independent Director
Our corporate governance guidelines provide that one of our independent directors will serve as the lead independent director at any time when the chair of our board of directors is a member of management or is otherwise not independent. Our board of directors has appointed Jonathan Rubinstein to serve as our lead independent director. As lead independent director, Mr. Rubinstein will preside over all meetings of the board of directors at which the chair is not present, including any executive sessions of the independent directors, consult with the chair to approve schedules and agendas for the meetings of our board of directors and act as liaison between the independent directors and our management and the chair of the board of directors.
Role of Our Board in Risk Oversight
We face a number of risks, including those described under the section titled “Risk Factors” included in this prospectus. Our board of directors plays an active role in overseeing management of our risks. The committees of our board of directors will assist our full board in risk oversight by addressing specific matters within the purview of each committee. Our audit committee will oversee our financial, reporting and disclosure risks, our people and compensation committee oversees risks relating to executive compensation plans and arrangements, our nominating and corporate governance committee oversees our corporate governance framework and our safety, risk and regulatory committee oversees our enterprise risk management and regulatory compliance programs as well as management of material risks not allocated to the full board of directors or another committee. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors is regularly informed of such risks through committee reports and otherwise. While the board oversees our risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing our risks and that our board leadership structure supports this approach.
Committees of the Board of Directors
Our board of directors has established an audit committee, a people and compensation committee, a nominating and corporate governance committee and a safety, risk and regulatory committee, with each having the composition and responsibilities described below. Our board of directors may establish other committees to facilitate the management of our business. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of Paula Loop, Jan Hammer and Robert Zoellick, with Paula Loop serving as Chair. Our board of directors has determined that all members are independent under the listing standards of the Nasdaq and SEC rules and regulations. Our board of directors has also determined that Paula Loop is an audit committee financial expert as such term is currently defined in Item 407(d)(5) of Regulation S-K. Each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements. Our audit committee’s responsibilities include, among other matters:
•appointing and overseeing an independent registered public accounting firm to audit our consolidated financial statements, including determining the engagement, compensation and retention of the independent registered public accounting firm;
•evaluating the independent registered public accounting firm’s qualifications, independence and performance;
•reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•pre-approving all audit and all permissible non-audit services to be performed by the independent registered public accounting firm;
•overseeing and monitoring the design, implementation, adequacy and effectiveness of internal control over financial reporting with management and the independent registered public accounting firm;
•overseeing the design, implementation and performance of our internal audit function;
•overseeing our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•reviewing our consolidated financial statements and our critical accounting policies and estimates;
•reviewing processes and procedures relating to the assessment and management of financial, disclosure and reporting risks;
•reviewing and approving related persons transactions; and
•establishing procedures for the receipt, retention and treatment of any complaints received by us regarding accounting, internal accounting controls or auditing matters.
Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.
People and Compensation Committee
Our people and compensation committee consists of  Scott Sandell and Jonathan Rubinstein, with Scott Sandell serving as Chair. Our board of directors has determined that all members are independent under the listing standards of the Nasdaq and SEC rules and regulations. Our people and compensation committee’s responsibilities include, among other matters:
•reviewing, approving and determining or make recommendations to our board of directors regarding the compensation of our executive officers, including our CEO;
•evaluating the performance, or assisting in the evaluation of the performance, of our CEO;
•reviewing and making recommendations regarding non-employee director compensation to our full board of directors;
•administering our equity and non-equity incentive compensation plans;

•overseeing and reviewing risk exposures associated with our compensation programs, policies and practices and the mitigation thereof;
•establishing and reviewing general policies and plans relating to compensation and benefits of our employees; and
•reviewing and discussing annually with management the risks arising from our compensation philosophy and practices to determine whether they encourage excessive risk-taking.
Our people and compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Scott Sandell and Jonathan Rubinstein, with Scott Sandell serving as Chair. Our board of directors has determined that all members are independent under the listing standards of the Nasdaq and SEC rules and regulations. Our nominating and corporate governance committee’s responsibilities include, among other matters:
•identifying, evaluating and selecting or making recommendations to our board of directors regarding nominees for election to our board of directors;
•reviewing and making recommendations to our board of directors regarding director independence determinations;
•evaluating the performance of our board of directors and of individual directors;
•overseeing management’s strategy and reporting efforts with respect to environmental, social and governance (“ESG”) matters and with respect to the publication of any ESG, corporate social responsibility or sustainability report;
•developing and evaluating the adequacy of our corporate governance guidelines and policies; and
•advising our board of directors on corporate governance matters and board of directors performance matters, including recommendations regarding the size, structure and composition of our board of directors and committees thereof.
Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the Nasdaq.
Safety, Risk and Regulatory Committee
Our safety, risk and regulatory committee consists of Robert Zoellick, Jan Hammer and Paula Loop, with Robert Zoellick serving as Chair. Our board of directors has determined that all members are independent under the listing standards of the Nasdaq and SEC rules and regulations. Our safety, risk and regulatory committee is the primary committee that assists the board of directors with its oversight of the Company’s risk management. The charter of this committee requires that all members be independent under the listing standards of the Nasdaq and SEC rules and regulations, and we believe the independence of this committee is an important feature of both our risk oversight and of our board leadership structure. The safety, risk and regulatory committee’s responsibilities include, among other things:
•reviewing and discussing with management our significant financial, strategic, operational and compliance risk exposures, risk trends in our major risk concentrations, and the steps management has taken to assess, monitor, and manage such risk exposures, trends and concentrations;
•reviewing our enterprise risk management framework, infrastructure, and controls implemented by management to help identify, assess, manage and monitor material risks;
•reviewing management’s exercise of its responsibility to identify, assess and manage material risks not allocated to the board or another committee, including, for example, data privacy, cybersecurity, business continuity, liquidity and capital adequacy, new product risk and compliance with financial regulations;
•reviewing our enterprise-wide compliance program and its financial crimes framework policies, including reports from management regarding ongoing enhancements to, and overall effectiveness of, those programs and policies, as appropriate; and
•reviewing and discussing compliance risks, the level of compliance risk, management actions on significant compliance matters and reports concerning our compliance with applicable laws and regulations.
Board Diversity
Our nominating and corporate governance committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Our board has adopted diversity standards, which are reflected in our corporate governance guidelines with respect to the evaluation of director candidates. In its evaluation of director candidates, our nominating and corporate governance committee considers factors including issues of character, integrity, judgment, potential conflicts of interest, other commitments and diversity, and with respect to diversity, such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors. In addition, as a public company with our principal executive offices in California, we are required by California law to have at least one female director on our board of directors. By the end of 2021, we will be required by the same California law to have at least three female directors, assuming our Board has six or more members. We will also be required by California law to have at least one director by the end of 2021 who is from an underrepresented community, defined as “an individual who self‑identifies as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaska Native, or who self‑identifies as gay, lesbian, bisexual, or transgender,” and two such directors by the end of 2022 (assuming our board size remains between five and eight directors). Fines for violating these provisions of California law range in the hundreds of thousands of dollars per year.
People and Compensation Committee Interlocks and Insider Participation
None of the members of our people and compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or people and compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving as a member of our board of directors or people and compensation committee.
Code of Conduct
Our board of directors has adopted a Code of Conduct that applies to all of our officers, directors, employees and contingent workers, including our CEO, Chief Financial Officer, and other executive and senior officers. The board has also adopted a Code of Ethics for Senior Financial Executives. The full text of both our Code of Conduct and our Code of Ethics for Senior Financial Executives is posted on the investor relations page on our website. We will promptly disclose any future amendments to either the Code of Conduct or the Code of Ethics for Senior Financial Executives, as well as any waivers under either code, on our website or in a current or periodic report filed with the SEC within four days of the amendment or waiver.

EXECUTIVE COMPENSATION
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to smaller reporting companies. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as a principal executive officer during fiscal year 2020 and our next two most highly compensated executive officers in respect of their service to our company during fiscal year 2020. We refer to these individuals as our named executive officers (“NEOs”). Our NEOs for fiscal year 2020 were:
•Vladimir Tenev, Co-Founder, Chief Executive Officer and President;
•Baiju Bhatt, Co-Founder and Chief Creative Officer and, prior to November 2020, Co-Chief Executive Officer and co-President;
•Jason Warnick, Chief Financial Officer; and
•Daniel Gallagher, Chief Legal Officer.
Summary Compensation Table
The following table summarizes information regarding the compensation awarded to, earned by, or paid to our NEOs during fiscal year 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
Vladimir Tenev	2020	400,015	—	—	—	367,908	767,923
Co-Founder and Chief Executive Officer
Baiju Bhatt	2020	400,015	—	—	—	495,796	895,811
Co-Founder, Chief Creative Officer and Former Co-Chief Executive Officer
Jason Warnick	2020	400,015	450,000	17,166,078	—	50,247	18,066,340
Chief Financial Officer
Daniel Gallagher	2020	257,436	4,200,000	24,619,577	990,901	—	30,067,914
Chief Legal Officer(1)
_____________
(1)Mr. Gallagher joined us as Chief Legal Officer on May 12, 2020.
(2)For Mr. Warnick, the bonus amount includes a retention bonus of $100,000 paid in December 2020 and a one-time discretionary bonus of $350,000 also paid in December 2020. For Mr. Gallagher, the bonus amount includes (i) a prepaid retention bonus of $2.1 million paid in connection with the commencement of his employment on May 12, 2020 and (ii) an additional prepaid retention bonus of $2.1 million paid in December 2020. The terms of Messrs. Warnick’s and Gallagher’s retention bonuses are further described in detail below under “—Narrative Description of Executive Compensation Arrangements—Offer Letters.”
(3)In accordance with SEC rules, the amounts in this column represent the grant date fair value of RSUs calculated in accordance with FASB ASC Topic 718. For additional information, see Note 1 to our consolidated financial statements included elsewhere in this prospectus. The assumptions used in calculating the grant date fair value of the RSUs reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation.”
(4)In accordance with SEC rules, the amounts in this column represent the grant date fair value of stock options calculated in accordance with FASB ASC Topic 718. For additional information, see Note 1 to our consolidated financial statements included elsewhere in this prospectus. The assumptions used in calculating the grant date fair value of the stock options reported in this table are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based Compensation.”

(5)For Mr. Tenev, the amount reflects executive medical plan premiums and $343,584 in personal security costs. For Mr. Bhatt, the amount reflects executive medical plan premiums and $472,653 in personal security costs. For Mr. Warnick, the amount reflects executive medical plan premiums, health reimbursements, including the reimbursement of taxes associated with such reimbursements, and $8,195 in company matching contributions to his 401(k) plan account.
Outstanding Equity Awards as of December 31, 2020
The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2020.

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Vladimir Tenev	10/8/2019						2,904,024(2)	47,422,712	13,831,829(3)	225,873,768

Baiju Bhatt	10/8/2019						2,904,024(2)	47,422,712	13,831,829(3)	225,873,768

Jason Warnick	12/15/2018	350,000	350,000(4)		5.93	12/14/2028	700,000(5)	11,431,000
	1/13/2020						699,432(6)	11,421,725
	12/9/2020						645,160(7)	10,535,463

Daniel Gallagher	10/8/2019						10,013(8)	163,512
	6/16/2020						308,419(9)	5,036,482
	7/6/2020		264,360(10)		10.24	7/5/2030
	9/3/2020						1,332,014(9)	21,751,789
	12/9/2020						270,968(11)	4,424,907
________________
(1)Amounts are calculated by multiplying the number of shares shown in the table by $16.33, the fair market value of our common stock as of December 31, 2020, as determined by our board of directors.
(2)One-fourth of these Time-Based RSUs time vested on August 1, 2019 and an additional one-sixteenth time vest on each quarterly anniversary thereafter, in each case, subject to continued service through the applicable vesting date and the occurrence of a Liquidity Event (as defined below).
(3)These 2019 Market-Based RSUs vest based upon achievement of specified prices for the shares of our Class A common stock and multi-year service vesting requirements. The terms of these awards are further described below under “—Narrative Description of Executive Compensation Arrangements—Market-Based RSUs.”
(4)One forty-eighth of these stock options vest monthly on the fourth day of each month through December 4, 2022, in each case, subject to continued service through the applicable vesting date.
(5)One-fourth of these Time-Based RSUs time vested on December 4, 2019 and an additional one forty-eighth time vest monthly thereafter, in each case, subject to continued service through the applicable vesting date and the occurrence of a Liquidity Event (as defined below).
(6)One-fourth of these Time-Based RSUs time vested on December 1, 2020 and an additional one-sixteenth time vest quarterly thereafter, in each case, subject to continued service through the applicable vesting date and the occurrence of a Liquidity Event (as defined below).
(7)Half of these Time-Based RSUs time vest one-sixteenth each quarter, commencing on January 1, 2021, and the remaining half time vest one-eighth each quarter, commencing on January 1, 2023, subject to continued service through the applicable vesting date and the occurrence of a Liquidity Event (as defined below).
(8)These Time-Based RSUs were granted to Mr. Gallagher in connection with his prior service as a member of our board of directors. The time-based vesting conditions for these Time-Based RSUs have been satisfied, but they remain subject to the occurrence of a Liquidity Event (as defined below).
(9)Three-sixteenths of these Time-Based RSUs time vested on March 10, 2021, one-sixteenth time vested on May 12, 2021 and an additional one-sixteenth time vests each quarterly anniversary thereafter, in each case, subject to continued service through the applicable vesting date and the occurrence of a Liquidity Event (as defined below).
(10)One-fourth of these stock options time vested on May 12, 2021 and an additional one-sixteenth time vest on each quarterly anniversary thereafter, in each case, subject to continued service through the applicable vesting date.
(11)One-twelfth of these Time-Based RSUs time vested on January 1, 2021 and the remaining Time-Based RSUs time vest in equal quarterly installments beginning on the first day of our second fiscal quarter in 2021 and then on each quarterly anniversary thereafter, subject to continued service through the applicable vesting date and the occurrence of a Liquidity Event (as defined below).
Narrative Description of Executive Compensation Arrangements
Base Salaries
We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our NEOs. Base salaries are reviewed periodically and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. On April 22, 2021, our board of directors approved, effective upon the IPO Closing Date, an adjustment to each of Mr. Tenev’s and Mr. Bhatt’s annual base salary from $400,000 to $34,248, which was the 2019 median wage for individuals in the U.S. (as reported by the Social Security Administration), representing both the board’s and our co-founders’ desire to more heavily weight our co-founders’ compensation following our IPO toward equity-based compensation, subject to continued review in the future.
Bonuses
We have historically utilized retention bonuses to retain and compensate certain employees, including certain of our NEOs. We have not historically maintained an annual bonus program for our NEOs.
Equity Awards
We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our NEOs and from time to time may grant equity incentive awards to them. Our equity awards have been primarily in the form of RSUs that require continued employment over a multi-year vesting period and the occurrence of a liquidity event (the earlier of (i) our IPO and (ii) an acquisition, including a change in ownership, effective control or sale of substantially all of our assets) (a “Liquidity Event”). The terms of the equity awards held by our NEOs are described under “—Outstanding Equity Awards as of December 31, 2020” above and further described below.
On March 10, 2021, our board of directors modified the time-vesting schedule of certain outstanding RSUs to replace the one-year cliff vesting schedule applicable to one-quarter of certain RSU awards with a simplified quarterly vesting schedule. The time-vesting schedule applicable to outstanding RSUs held by our employees, including our NEOs, for which the original one-year time-based cliff vesting condition had not yet been satisfied as of March 10, 2021, was amended such that, on March 10, 2021, one-sixteenth of such RSUs vested for each full fiscal quarter that elapsed between the vesting commencement date and March 10, 2021, and the remaining RSUs will vest quarterly thereafter on quarterly vesting dates.
In addition to the terms described below, on March 10, 2021, our board of directors adopted a policy intended to provide our employees, including our NEOs, with additional financial security in the event of loss and hardship in recognition of the significant weight we place on equity incentive compensation. In the event that an employee’s (including any NEO’s) employment terminates due to death or permanent disability, a portion of such employee’s RSUs that are subject to time-based vesting conditions and would have otherwise vested within the two years following such termination will vest and become exercisable; provided, that the maximum value of RSUs that will vest and become exercisable may not exceed $10 million in the aggregate. Any RSUs that time vest in accordance with this policy will continue to be subject to any liquidity or performance-based vesting conditions, if applicable.

Market-Based RSUs
2019 Market-Based RSUs
In 2019, each of our Co-Founders was granted an award of 13,831,829 Market-Based RSUs under our 2013 Stock Plan (the “2019 Market-Based RSUs”). This award was designed to incentivize the Co-Founders toward growing our share price and is subject to both challenging share price goals and multi-year service vesting requirements. The following table sets forth the percentage of the 2019 Market-Based RSUs eligible to vest based on our share price (the “2019 Market-Based RSU Share Price Condition”):

Share Price	Eligible Market-Based RSUs
Less than $30.45	0%
$30.45 to less than $50.75	20%
$50.75 to less than $101.50	50%
$101.50 or more	100%
Once the number of 2019 Market-Based RSUs eligible to vest has been determined based on the satisfaction of the 2019 Market-Based RSU Share Price Condition (the “Eligible 2019 Market-Based RSUs”), half of those Eligible 2019 Market-Based RSUs will immediately vest and be settled and the remaining half vest according to a quarterly time-based vesting condition, which is satisfied based on three-month service periods retroactive to August 1, 2018 through August 1, 2024, subject to continued service on each such vesting date during that period except as specified below.
The 2019 Market-Based RSU Share Price Condition was initially tested based on our initial public offering price, with half of the Eligible 2019 Market-Based RSUs vesting and settling immediately at the time of our IPO, the remaining half of the Eligible 2019 Market-Based RSUs for which the three-month service periods had been satisfied as of the IPO also vesting and settling immediately and any Eligible 2019 Market-Based RSUs for which the three-month service period had not yet been satisfied as of the effectiveness of our IPO vesting over time, subject to continued service on the remaining quarterly vesting dates.
The share price targets and number of RSUs eligible for vesting will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar event under the 2013 Stock Plan. Except as specified below, there will be no partial vesting of tranches between the applicable share price goals.
In the event of a sale event (as defined in the 2013 Stock Plan) before the award expires, the 2019 Market-Based RSUs may be eligible to vest in additional tranche(s) of RSUs if the per share deal price in the sale event results in the achievement of an additional price goal that has not previously been achieved, in which case the tranche(s) of RSUs corresponding to that price target will be eligible for vesting immediately prior to the closing of the sale event. If the transaction price falls between two price goals (and the upper of those goals has not previously been achieved), then a portion of the tranche of RSUs corresponding to the upper price will vest based on a linear interpolation between those two goals.
In the event a Co-Founder is terminated without cause or resigns for good reason (each as defined in the Co-Founder’s award agreement) within 30 days prior to a sale event, he will be eligible to vest in any 2019 Market-Based RSUs that would have otherwise vested as a result of the transaction. In addition, in the event of any such termination within 30 days prior to a sale event or 18 months following a sale event, any Eligible 2019 Market-Based RSUs for which the service-based vesting requirement has not been satisfied will vest and be settled.

In order to maintain the incentives of the 2019 Market-Based RSUs, on May 25 and May 26, 2021, respectively, the independent members of our board of directors and a majority of our disinterested stockholders approved an amendment to the 2019 Market-Based RSUs to provide that any 2019 Market-Based RSUs for which the 2019 Market-Based RSU Share Price Condition was not satisfied as of our IPO would continue to be eligible for vesting subject to achievement of the same price hurdles based on our public trading prices following our IPO through December 31, 2025. For this purpose, achievement of the price hurdles will be based on the average of the daily volume weighted average of our stock prices for each day over a consecutive 60-day trading period. Upon vesting and settlement of the 2019 Market-Based RSUs, any tax withholding obligations will be satisfied either through net settlement or selling to cover. Any vested shares of our Class A common stock issued to the Co-Founders in settlement of 2019 Market-Based RSUs may be exchanged by them for shares of our Class B common stock pursuant to their Equity Exchange Rights.
Because the amendment to the 2019 Market-based RSUs was determined to be a modification of a market condition, we estimated the pre-modification and post-modification fair value of the awards in order to determine the incremental fair value generated by the modification. To value the awards, we used a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the price targets may not be satisfied. The weighted average incremental fair value of the modification was estimated to be $21.95 per RSU. Approximately $247.9 million of the incremental share-based compensation expense will be recognized upon this offering based on satisfied or partially satisfied past service. The remaining incremental share-based compensation expense of approximately $359.3 million will be recognized over a weighted average requisite service period of 1.20 years, 50% of which is based on an explicit service period and 50% of which is based on a derived service period based on the median of the passage of time it takes to achieve the price target in the Monte Carlo simulations. If the price targets are met sooner than the derived service period, we will adjust our share-based compensation expense to reflect the cumulative expense associated with the vested award.
A total of 5,532,732 of the 2019 Market-Based RSUs (or 2,766,366 RSUs per Co-Founder) became Eligible 2019 Market-Based RSUs in connection with our IPO. Of these, a total of 2,034,076 (or 1,017,038 per Co-Founder) of such RSUs vested in connection with our IPO, after giving effect to net settlement of such RSUs (based on the applicable tax withholding rate), and the remaining 1,498,450 (or 749,225 per Co-Founder) of such RSUs will be subject to vesting in equal installments on each August 1, November 1, February 1 and May 1 through August 1, 2024 (before giving effect to any tax withholding).
2021 Market-Based RSUs
On May 25 and May 26, 2021, respectively, the independent members of our board of directors and a majority of our disinterested stockholders, approved awards of 22,200,000 and 13,320,000 RSUs to Messrs. Tenev and Bhatt, respectively, under our 2020 Plan (the “2021 Market-Based RSUs”). The 2021 Market-Based RSUs are designed to incentivize the Co-Founders toward further growing our share price over and above the price hurdles applicable to the 2019 Market-Based RSUs and are subject to both challenging share price goals and service vesting requirements.
The independent directors, in consultation with Compensia, their independent compensation consultant, considered several factors in determining whether to grant the 2021 Market-Based RSUs and the size and terms of the awards, including market data for similarly situated executives at comparable companies, the Co-Founders’ past and expected future contributions to us, and the desire to provide meaningful incentives to grow the Company for the benefit of all stockholders. It is intended that the Co-Founders will not be granted any other equity awards through the eighth anniversary of the grant date of the 2021 Market-Based RSUs, unless there are changes in circumstance or our business that our board of directors determines would merit granting additional equity awards to the Co-Founders.
The 2021 Market-Based RSUs are eligible to vest based on our stock price trading performance over a performance period beginning on the first trading day following our IPO and ending on the eighth anniversary of the grant date. The 2021 Market-Based RSUs are divided into seven tranches that are eligible to vest based on the achievement of specified stock price goals, measured based on the average of the volume weighted average of our stock prices for each day over a consecutive 60-day trading period during the performance period as set forth below. The measurement period was selected to reward the Co-Founders only if we achieve sustained share price growth.

Share Price	Tenev Eligible RSUs	Bhatt Eligible RSUs
$120	2,850,000	1,710,000
$150	2,850,000	1,710,000
$180	3,300,000	1,980,000
$210	3,300,000	1,980,000
$240	3,300,000	1,980,000
$270	3,300,000	1,980,000
$300	3,300,000	1,980,000
If our share price fails to reach $120 during the performance period, no portion of the 2021 Market-Based RSUs will vest. The share price targets and number of RSUs eligible for vesting will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar event under the 2020 Plan. Except as specified below, there will be no partial vesting of tranches between the applicable share price goals.
In the event of a change in control of the Company before the end of the performance period, the 2021 Market-Based RSUs may be eligible to vest in additional tranche(s) of RSUs if the per share deal price in the change in control results in the achievement of an additional price goal that has not previously been achieved, in which case the tranche(s) of RSUs corresponding to that price target will vest immediately prior to the closing of the change in control. If the transaction price falls between two price goals (and the upper of those goals has not previously been achieved), then a portion of the tranche of RSUs corresponding to the upper price will vest based on a linear interpolation between those two goals.
Mr. Tenev and Mr. Bhatt must be employed as of the applicable achievement date to be eligible for vesting in a particular tranche. However, in the event Mr. Tenev or Mr. Bhatt is terminated without cause (as defined in the award agreement) within 30 days prior to a change in control, he will be eligible to vest in any 2021 Market-Based RSUs that would have otherwise vested as a result of the transaction. In the event Mr. Tenev remains employed as a member of management but does not serve as our Chief Executive Officer or Executive Chairman, the RSUs that may vest following the date he ceases to serve in those roles will be reduced by 40%. Each vested RSU under the 2021 Market-Based RSUs will be settled in a share of our Class A common stock on the tenth trading day of the month following the applicable achievement date. Upon vesting and settlement of the 2021 Market-Based RSUs, any tax withholding obligations will be satisfied either through net settlement or selling to cover. Any vested shares of our Class A common stock issued to Mr. Tenev or Mr. Bhatt in settlement of 2021 Market-Based RSUs may be exchanged by them for shares of our Class B common stock pursuant to their Equity Exchange Rights.
We estimated the grant date fair value of the 2021 Market-Based RSUs using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the price targets may not be satisfied. The weighted average grant date fair value of the 2021 Market-Based RSUs was estimated to be $22.68 per RSU, and we will recognize total share-based compensation expense of approximately $806 million over a weighted average derived requisite service period of 4.43 years, considering Monte Carlo simulation median time to achieve each of the seven separate tranches. If the price targets are met sooner than the derived service period, we will adjust our share-based compensation expense to reflect the cumulative expense associated with the vested award.

Offer Letters
As of December 31, 2020, we had not entered into offer letters or employment agreements with Mr. Tenev or Mr. Bhatt.
We have entered into offer letters with each of Mr. Warnick and Mr. Gallagher. These offer letters provide for at-will employment and generally include the NEO’s initial base salary, initial equity awards, eligibility to participate in our employee benefit plans generally and, for Mr. Gallagher, severance payments and other benefits in the event of termination of employment by us without “cause” or by the executive for “good reason” (each, as defined in the applicable offer letter or award agreement) (a “Qualifying Termination”).
Jason Warnick
We have entered into an offer letter with Mr. Warnick, dated November 8, 2019 (the “Warnick Offer Letter”). Pursuant to the Warnick Offer Letter, Mr. Warnick’s initial base salary was $300,000 and Mr. Warnick received a retention bonus opportunity of $300,000, the last installment of which was paid on the second anniversary following the commencement of his employment.
Pursuant to the Warnick Offer Letter, Mr. Warnick received an initial grant of 700,000 Time-Based RSUs and 700,000 stock options (the “Warnick Sign-On Grants”). One-fourth of the Warnick Sign-On Grants vested on December 4, 2019, and the remaining vest in equal monthly installments thereafter, subject to continued service though the applicable vesting date.
Daniel Gallagher
We have entered into an amended and restated offer letter with Mr. Gallagher, dated December 15, 2020 (the “Gallagher Offer Letter”). Pursuant to the Gallagher Offer Letter, Mr. Gallagher’s initial base salary was $400,000 and Mr. Gallagher received an initial prepaid retention bonus of $2.1 million, which was paid following the commencement of his employment (the “First Retention Bonus”), and an additional prepaid retention bonus of $2.1 million, which was paid in December 2020 (the “Second Retention Bonus”). One-twelfth of the First Retention Bonus vests on each monthly anniversary of May 12, 2020 (his employment commencement date) and one-twelfth of the Second Retention Bonus vests on each monthly anniversary of May 12, 2021 (the first anniversary of his employment commencement date). In the event of Mr. Gallagher’s termination of employment, other than a Qualifying Termination, prior to May 12, 2022, Mr. Gallagher will be required to repay any then-unvested portion of the First Retention Bonus and Second Retention Bonus.
Pursuant to the Gallagher Offer Letter, Mr. Gallagher received two separate grants of Time-Based RSUs (308,419 Time-Based RSUs and 1,332,014 Time-Based RSUs, respectively (the “Gallagher Sign-On RSUs”)) and 264,360 stock options. Pursuant to the amendment approved by our board of directors on March 10, 2021, three-sixteenths of the Gallagher Sign-On RSUs vested on March 10, 2021, one-sixteenth vested on May 12, 2021 and an additional one-sixteenth will vest on each quarterly anniversary thereafter, subject to continued service through the applicable vesting date and the occurrence of a Liquidity Event (as defined below). Pursuant to the Gallagher Offer Letter, one-fourth of Mr. Gallagher’s stock options vested on May 12, 2021 and an additional one-sixteenth vest on each quarterly anniversary thereafter, subject to continued service through the applicable vesting date. In addition, pursuant to the Gallagher Offer Letter, Mr. Gallagher received an additional grant of 270,968 Time-Based RSUs (the “Gallagher Supplemental RSUs”), one-twelfth of which vested on January 1, 2021, with the remainder vesting in equal quarterly installments beginning on the first day of our second fiscal quarter in 2021 and on each quarterly anniversary thereafter, subject to continued service through the applicable vesting date and, in each case, the occurrence of a Liquidity Event (as defined above).

Potential Payments upon Termination and Change in Control
As of December 31, 2020, we did not have a formal plan with respect to severance payments and benefits payable to our NEOs. In March 2021, our board of directors adopted our CIC and Severance Plan (as defined below), which provides severance payments and benefits in the event of certain terminations, as described in more detail below under “—Employee Benefits and Stock Plans—Change in Control and Severance Plan.” From time to time, we granted equity awards to our NEOs subject to accelerated vesting in the event of such NEO’s Qualifying Termination and entered into employment offer letters with certain key employees, including the Gallagher Offer Letter, that provide for certain severance payments and benefits in the event of a Qualifying Termination. In addition, as described in more detail above under “—Narrative Description of Executive Compensation Arrangements—Equity Awards,” in the event an NEO’s employment terminates due to death or permanent disability, the portion of the NEO’s outstanding RSUs that are subject to time-based vesting conditions and would have otherwise vested within the two years following such termination will vest and become exercisable, subject to an aggregate cap and certain other conditions.
Vladimir Tenev
Pursuant to the terms of outstanding 2019 Market-Based RSUs held by Mr. Tenev as of December 31, 2020, in the event Mr. Tenev incurs a Qualifying Termination from the date that is 30 days prior to a “sale event” (as defined in the applicable award agreement) to the date that is 18 months following such sale event, all Eligible 2019 Market-Based RSUs will immediately vest (with achievement of the 2019 Market-Based RSU Share Price Condition determined based on the applicable transaction price).
Pursuant to the terms of outstanding Time-Based RSUs held by Mr. Tenev, in the event Mr. Tenev incurs a Qualifying Termination from the date that is 30 days prior to a sale event to the date that is 18 months following such sale event, all such Time-Based RSUs will immediately vest on the later of such termination and such sale event.
Baiju Bhatt
Pursuant to the terms of outstanding 2019 Market-Based RSUs held by Mr. Bhatt as of December 31, 2020, in the event Mr. Bhatt incurs a Qualifying Termination from the date that is 30 days prior to a sale event to the date that is 18 months following such sale event, all Eligible 2019 Market-Based RSUs will immediately vest (with achievement of the 2019 Market-Based RSU Share Price Condition determined based on the applicable transaction price).
Pursuant to the terms of outstanding Time-Based RSUs held by Mr. Bhatt, in the event Mr. Bhatt incurs a Qualifying Termination from the date that is 30 days prior to a sale event to the date that is 18 months following such sale event, all such Time-Based RSUs will immediately vest on the later of such termination and such sale event.
Jason Warnick
Pursuant to the terms of outstanding Time-Based RSUs and stock options held by Mr. Warnick, (i) in the event of a “corporate transaction,” in the case of stock options, or a “change in control” (as defined in the applicable award agreement), in the case of Time-Based RSUs, in which the acquirer does not assume, substitute or continue such awards, then all such awards will immediately vest, subject to Mr. Warnick’s continued employment through such date, and (ii) in the event Mr. Warnick incurs a Qualifying Termination from the date that is three months prior to a “change in control” (as defined in the applicable award agreement) to the date that is 18 months following such change in control in which the acquirer assumes, substitutes or continues such awards, then all such awards will immediately vest on the later of such termination and such change in control.

Daniel Gallagher
Pursuant to the Gallagher Offer Letter, in the event Mr. Gallagher incurs a Qualifying Termination prior to the first anniversary of his employment commencement date, he will be entitled to the following severance payments and benefits, subject to his execution of a release of claims within 60 days following such termination:
•a lump-sum cash severance payment equal to his base salary (the “Gallagher Severance Amount”);
•if Mr. Gallagher elects continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended (“COBRA”), payment of COBRA premiums for Mr. Gallagher and his covered dependents until (i) 12 months following such termination and (ii) the date Mr. Gallagher and his covered dependent become eligible for coverage under another employer’s plans; and
•accelerated vesting of the portion of the Gallagher Sign-On Grants that would have otherwise vested through and including May 12, 2021.
In addition, in the event Mr. Gallagher incurs a Qualifying Termination from the date that is three months prior to a “change in control” (as defined in the Gallagher Offer Letter) to the date that is 18 months following such change in control, he will be entitled to receive, subject to his execution of a release of claims within 60 days following such termination, (i) the Gallagher Severance Amount and (ii) accelerated vesting of the Gallagher Sign-On Grants and the Gallagher Supplemental RSUs.
Employee Benefits and Stock Plans
The principal features of certain other benefit plans and policies are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than our 401(k) plan and policies, are or will be filed as exhibits to the registration statement of which this prospectus is a part.
Change in Control and Severance Plan
In March 2021, our board of directors adopted our Change in Control and Severance Plan for Key Employees (our “CIC and Severance Plan”). Our board of directors (or a committee thereof), or, solely with respect to employees who are not our executive officers, our CEO, administers our CIC and Severance Plan. Each of our executive officers and each of our other employees at the level of vice president or above is eligible to participate in our CIC and Severance Plan.
Non-Change in Control Severance
In the event of a Qualifying Termination that occurs outside of the change in control period (as described below), a participant will be eligible for the following payments and benefits:
•a lump sum payment equal to (x) in the case of our CEO, the greater of $1,500,000 and 18 months’ base salary, (y) in the case of our other executive officers, 12 months’ base salary and (z) in the case of our other employees at the level of vice president or above, nine months’ base salary;
•a lump sum payment equal to the participant’s target annual bonus, prorated based on the number of days the participant was employed with us during the year of termination; and
•a lump sum payment equal to the monthly premiums for continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended, or COBRA, on an after-tax basis, for a period of (x) in the case of our CEO, 18 months, (y) in the case of our other executive officers, 12 months and (z) in the case of our other employees at the level of vice president or above, nine months.
Change-in-Control Severance
In the event of a Qualifying Termination that occurs within a period beginning three months prior to and ending 18 months following a “change in control” (as defined in our CIC and Severance Plan) (such period, the “change in control period”), the participant will be eligible for the following payments and benefits:
•a lump sum payment equal to (x) in the case of our CEO, the greater of $2,000,000 and 24 months’ base salary, (y) in the case of our other executive officers, 18 months’ base salary and (z) in the case of our other employees at the level of vice president or above, 12 months’ base salary;
•a lump sum payment equal to the sum of (x) the participant’s target annual bonus at the time of termination and (y) the participant’s target annual bonus, prorated based on the number of days the participant was employed with us during the year of termination;
•a lump sum payment equal to the monthly premiums for continued health coverage under COBRA, on an after-tax basis, for a period of (x) in the case of our CEO, 24 months, (y) in the case of our other executive officers, 18 months or (z) in the case of our other employees at the level of vice president or above, 12 months; and
•accelerated vesting of all outstanding equity awards held by the participant, with all applicable performance goals or other vesting criteria deemed achieved at 100% of target levels for the relevant performance period(s), excluding any performance-based award granted prior to our IPO.
In the event that a participant is party to an agreement providing for severance payments and benefits, such participant will be entitled to receive the greater of the cash severance payments and benefits and accelerated vesting of equity awards provided under such agreement and those provided under our CIC and Severance Plan.
Release
The receipt of the payments and benefits provided for under our CIC and Severance Plan described above is conditioned on the participant signing and not revoking a separation and release of claims satisfactory to the Company.
Section 280G
In addition, if any of the payments or benefits provided for under our CIC and Severance Plan or otherwise payable to a participant would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the participant will receive either the full payments and benefits under our CIC and Severance Plan (and be subject to the applicable excise tax) or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater after-tax benefit to the participant. Our CIC and Severance Plan does not require us to provide any tax gross-up payments to the participants.
Amendment and Termination
Our board of directors may amend or terminate our CIC and Severance Plan at any time prior to a change in control. Following a change in control, our CIC and Severance Plan may not be amended or terminated in any way that would prevent the participant from becoming eligible for the payments and benefits described above or reduce or alter such payments and benefits to the detriment of the participant. No amendment or termination will affect the rights of any participant to claim benefits under our CIC and Severance Plan for events occurring prior to the effective date of such amendment or termination.
2021 Omnibus Incentive Plan
In June 2021, our board of directors and our stockholders approved and adopted our 2021 Plan. Our 2021 Plan became effective immediately prior to the IPO Effective Date.
Awards Available for Grant and Eligibility
Our 2021 Plan provides for the grant of stock options, including incentive stock options (“ISOs”) and nonstatutory stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSUs, performance units, other equity-based awards and cash-based awards. ISOs may be granted only to our employees, including employees of any parent entity. All other awards may be granted to our and our affiliates’ employees and consultants and members of our board of directors. As of the date of this prospectus, we have approximately 3,000 employees and consultants and seven members of our board of directors, each of whom are eligible to receive awards under our 2021 Plan.
Authorized Shares
The number of shares of our Class A common stock reserved for issuance pursuant to our 2021 Plan includes an initial share reserve equal to approximately (i) 11% of the number of shares of our common stock (of all classes) that will be outstanding immediately after the closing of our IPO plus (ii)(A) shares reserved but unissued (and not subject to any awards) under our 2020 Plan as of the effective date of our 2021 Plan and (B) any shares subject to stock options, RSUs and other equity-based awards granted under our 2020 Plan or 2013 Plan that, on or after the effective date of our 2021 Plan, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or to satisfy tax withholding obligations or are forfeited to or repurchased by us due to failure to vest. We expect that, after giving effect to the shares entering the pool on the IPO Effective Date under clause (ii)(B) above in connection with the net settlement of RSUs granted under our 2020 Plan or 2013 Plan, the aggregate number of shares reserved for issuance under our 2021 Plan is equal to approximately 14% of the number of shares of our common stock (of all classes) outstanding immediately after the closing of our IPO.
The number of shares available under our 2021 Plan will automatically increase on the first day of each calendar year beginning on January 1, 2022 and ending with (and including) January 1, 2031. Such annual increase will equal the lesser of (i) 5% of the outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by the administrator.
The maximum number of shares of our Class A common stock that may be issued with respect to ISOs under our 2021 Plan is equal to 400,000,000. The maximum amount that may be paid, issued or granted to any non-employee director under our 2021 Plan in any calendar year, taken together with any other cash compensation paid during the calendar year to the non-employee director in respect of the non-employee director’s service as a member of our board of directors (including service as a member or chair of any committee thereof) is $1,000,000 (with the value of each equity award based on its grant date fair value (determined in accordance with U.S. generally accepted accounting principles) and counted toward this limit for the year in which it was granted). Any cash compensation paid or equity awards granted to a non-employee director for his or her services as an employee or a consultant (other than as a non-employee director), or any cash compensation paid or equity awards granted to a non-employee director prior to the effective date of our 2021 Plan, in each case, will not count for purposes of this non-employee director limit.

If an award granted under our 2021 Plan is forfeited, or otherwise expires, terminates or is canceled, without the delivery of shares subject to the award or we repurchase the shares subject to such award, then, in each case, the number of shares subject to such award that were not issued or that were repurchased, as applicable, will remain available for future grant or sale under our 2021 Plan. With respect to SARs, only the net shares actually issued will cease to be available under our 2021 Plan and all remaining shares under SARs will remain available for future grant or sale under our 2021 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will remain or become available for future grant or sale under our 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under our 2021 Plan.
Shares issued under our 2021 Plan may be previously authorized but unissued shares, repurchased shares, forfeited shares or treasury shares.
Administration
Our board of directors and/or a committee appointed by our board of directors will administer our 2021 Plan. The administrator has the authority to, among other things: (i) determine the fair market value of shares; (ii) select eligible persons to receive awards; (iii) determine the number and class of shares to be covered by each award; (iv) approve forms of award agreement; (v) determine, modify and amend the terms and conditions of, and all other matters relating to, awards; (vi) determine the vesting, exercisability, transferability and payment of awards, including the authority to accelerate the vesting of awards or waiving of applicable restrictions or limitations, including pausing vesting of awards during a participant’s approved leave of absence; (vii) construe and interpret the terms of our 2021 Plan and awards; (viii) prescribe, amend and rescind rules and regulations relating to our 2021 Plan, including adopting sub-plans; (ix) allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under an award; and (x) make all other determinations deemed necessary or advisable for administering our 2021 Plan.
Change in Capitalization
In the event of an extraordinary dividend or other extraordinary distribution (whether in the form of cash, shares or other securities or property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares of our Class A common stock or our other securities or other change in our corporate structure affecting our Class A common stock, the administrator will equitably adjust any or all of the following in order to prevent diminution or enlargement of benefits under our 2021 Plan: (i) the number and class of shares reserved for issuance under our 2021 Plan; (ii) share and other limits under our 2021 Plan; (iii) the number and class of shares covered by awards then outstanding under our 2021 Plan; (iv) the terms of any outstanding awards; and (v) to the extent applicable, the exercise price with respect to any award and any performance goal, target or measure. The administrator will determine the method and manner in which to effect such equitable adjustment.
In addition, upon any reorganization, merger, consolidation, combination, repurchase, or exchange of shares of our Class A common stock or our other securities, issuance of warrants or other rights to purchase our Class A common stock or other securities, or other similar corporate transaction or event affecting our securities or our financial statements or any of our affiliates (including a change in control), or any changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, then the administrator may, in such manner as it may deem appropriate or desirable: (i) make any equitable adjustments described above; (ii) provide for a cash payment to the holder of an outstanding award in consideration for the cancellation of such award, including, in the case of any outstanding stock option or SAR, a cash payment to the holder of such outstanding award in consideration for the cancellation of such award in an amount equal to the excess, if any, of the fair market value of our Class A common stock subject to such award over the aggregate exercise price of such stock option or SAR; (iii) provide for the cancellation and termination of any stock option or SAR that has a per share exercise price equal to, or in excess of, the fair market value of a security subject to such award without any payment or consideration for the cancellation and termination of such award; or (iv) provide for the substitution, assumption, acceleration of vesting, lapse of restrictions or termination of any award or prior exercise of any award.
Change in Control
Unless otherwise determined by the administrator or provided in an award agreement, in the event of a “change in control” (as defined in our 2021 Plan) in which no provision is made for the acquirer’s assumption of or substitution for awards (with appropriate adjustments as to the number and kinds of shares and the exercise prices), if applicable, then:
•any outstanding stock options or SARs that are unexercisable or otherwise unvested will automatically be deemed exercisable or otherwise vested as of immediately prior to such change of control, and the administrator will have authority to cancel such stock option or SARs in exchange for cash payment equal to the applicable spread value, if any;
•all performance-based awards will automatically vest as of immediately prior to such change in control, at either the target or actual level of performance (as determined by the administrator), and will be paid out as soon as practicable following such change in control or such later date as may be required to comply with Section 409A of the Code; and
•all other outstanding awards that are unexercisable, unvested or still subject to restrictions or forfeiture will automatically be deemed exercisable and vested, and all restrictions and forfeiture provisions will lapse as of immediately prior to such change in control, and the award will be paid out within 30 days following such change in control or such later date as may be required to comply with Section 409A of the Code.
Unless otherwise determined by the administrator or provided in an award agreement or a service provider’s employment or service agreement with us or any of our affiliates, if within 12 months following a change of control in which the acquirer assumes or substitutes awards in accordance with our 2021 Plan, a participant’s employment or service is terminated by us (or our successor) without “cause” (as defined in our 2021 Plan), then:
•any outstanding stock options or SARs that are unexercisable or otherwise unvested will automatically be deemed exercisable or otherwise vested as of the date of such termination, and will remain exercisable until the earlier of the expiration of the existing term and 90 days following the date of such termination;
•all performance-based awards will automatically vest as of the date of such termination, at either the target or actual level of performance (as determined by the administrator), and such deemed earned amount will be paid out as soon as practicable following such termination or such later date as may be required to comply with Section 409A of the Code; and
•all other outstanding awards that are unexercisable, unvested or still subject to restrictions or forfeiture will automatically be deemed exercisable and vested, and all restrictions and forfeiture provisions related thereto will lapse as of the date of such termination, and the award will be paid out as soon as practicable following such date of termination or such later date as may be required to comply with Section 409A of the Code.
Nontransferability
Awards granted under our 2021 Plan generally may not be transferred or assigned in any manner other than by will, by the laws of descent and distribution or by beneficiary designation, unless otherwise permitted by the administrator.

Term and Amendment
Our 2021 Plan will have a term of 10 years, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2021 Plan at any time without stockholder approval, unless stockholder approval for such action is required under applicable laws. No amendment, modification or termination will materially and adversely affect the rights of any holder of any award without the consent of such holder.
In addition, the administrator may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the applicable award agreement, prospectively or retroactively, provided that, unless permitted by the applicable award agreement or as necessary to comply with tax laws, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award granted will not be effective without the consent of the affected participant, holder or beneficiary. Without stockholder approval, the administrator may (i) reprice any stock option or SAR, including reduce the exercise price of any stock option or SAR with notice to the affected participants and (ii) with the consent of the respective participants (if required under our 2021 Plan), pay cash or issue new awards in exchange for the cancellation of any or all outstanding awards.
Clawback
Awards under our 2021 Plan will be subject to our clawback or recoupment policy as may be established and/or amended from time to time. The administrator may require a participant to forfeit, return or reimburse us for all or a portion of the award and any amounts paid under our 2021 Plan pursuant to the terms of our clawback policy or to comply with applicable laws.
2021 Employee Share Purchase Plan
In June 2021, our board of directors and our stockholders approved and adopted our ESPP. Our ESPP became effective immediately prior to the IPO Effective Date. The purpose of our ESPP is to enable eligible employees to purchase shares of our Class A common stock at a discount. Our ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code (“423 Component”) and also authorizes the grant of purchase rights under a component that is not intended to meet the requirements of Section 423 of the Code.
Eligibility
Generally, employees, including executive officers, employed by us or by any of our designated affiliates may participate in our ESPP, provided that the administrator, in its discretion, may exclude certain employees from participating. Notwithstanding the foregoing, for purposes of the 423 Component of our ESPP, no employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of any of our affiliates will be permitted to purchase shares of our Class A common stock under our ESPP and no employee may purchase more than $25,000 worth of shares of our Class A common stock, valued at the start of the offering period, under our ESPP for each calendar year in which a purchase right is outstanding. As of the date of this prospectus, we have approximately 3,000 employees who are eligible to participate in our ESPP.
Authorized Shares
The aggregate number of shares reserved for issuance under the ESPP equal to approximately 2% of the number of shares of our common stock (of all classes) outstanding immediately after the closing of our IPO. The number of shares available under our ESPP will automatically increase on the first day of each calendar year beginning on January 1, 2022 and ending with (and including) January 1, 2031. Such annual increase will equal to the lesser of (i) 1% of the outstanding shares of all classes of our common stock on the last day of the immediately preceding calendar year and (ii) such number of shares determined by the administrator. No more than 200,000,000 shares of Class A common stock may be issued under our ESPP.
Administration
Our board of directors or a committee appointed by our board of directors administers our ESPP. The administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of our ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under our ESPP, to designate our subsidiaries and affiliates as participating in our ESPP, to determine eligibility, to adjudicate all disputed claims filed under our ESPP and to establish procedures that it deems necessary or advisable for the administration of our ESPP, including adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in our ESPP by employees who are foreign nationals or employed outside the U.S.
Offering Periods and Purchase Periods
Our ESPP will be implemented through a series of discrete offerings with durations designated by the administrator (not to exceed 27 months). Our Class A common stock may be purchased for the accounts of participants at a price per share determined under the terms of the applicable offering, which may be at a discount from the trading price of our Class A common stock on the date of purchase. Unless otherwise determined by the administrator, purchases will be made at a price equal to 85% of the fair market value of a share of our Class A common stock on the first date of an offering or the date of purchase, whichever is lower. We may hold concurrent or overlapping offerings under our ESPP. Each offering may consist of one or more purchase periods. The first offering and first purchase period commenced on the IPO Effective Date. An offering under our ESPP may be terminated under certain circumstances as determined by the administrator. In addition, in the event the fair market value on any purchase date in an offering is less than the fair market value on the offering start date, such offering will automatically terminate immediately after the then-current purchase period and all participants in such offering will automatically be re-enrolled in the immediately following offering.
Contributions
Our ESPP permits participants to purchase shares of our Class A common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation. During each purchase period, a participant may not purchase more shares of our Class A common stock than the limit determined by the administrator prior to the commencement of the applicable offering.
Exercise of Purchase Rights
Amounts contributed and accumulated by the participant during any offering period will be used to purchase shares of our Class A common stock at the end of each purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.
Nontransferability
Rights granted under our ESPP may not be transferred other than by will, by the laws of descent and distribution or by beneficiary designation, or as otherwise provided under our ESPP.
Changes in Capitalization
In the event of an extraordinary dividend or other extraordinary distribution (whether in the form of cash, shares or other securities or property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or our other securities or other change in our corporate structure affecting our Class A common stock, the administrator will equitably adjust any or all of the following in order to prevent dilution or enlargement of benefits under our ESPP: (i) the number and shares of class of shares that may be delivered under our ESPP, (ii) the number of shares and purchase price of each option under our ESPP that has not yet been exercised and (iii) the maximum number and/or class of shares reserved under our ESPP.
Change in Control
Our ESPP provides that in the event of a merger or “change in control” (as defined in our ESPP), a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute the outstanding purchase rights or in the event of our proposed dissolution or liquidation, the offering period then in progress will be shortened, and a new purchase date will be set that will be before the date of such change in control. The administrator will notify each participant that the purchase date has been changed and that the participant’s option will be exercised automatically on the new purchase date unless prior to such date the participant has withdrawn from the offering period.
Term and Amendment
Our ESPP has a term of 20 years, unless it is terminated earlier by our board of directors. The administrator, in its sole discretion, has the authority, among other things, to amend, suspend or terminate our ESPP, or any part of it, at any time and for any reason. If our ESPP is terminated, the administrator has the authority to terminate all outstanding offerings or permit offerings to expire in accordance with their terms. The administrator also has the authority, without stockholder consent, to change offering or purchase periods, designate separate offerings, limit the frequency and/or number of changes in the amount withheld during an offering period, establish the exchange ratio, permit contributions in excess of the amount designated by a participant, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures, and establish any other limitations or procedures as the administrator determines in its sole discretion advisable and that are consistent with our ESPP.
2020 Equity Incentive Plan
Our 2020 Plan was adopted by our board of directors and our stockholders in April 2020. Upon effectiveness of our 2021 Plan, no new awards may be granted under our 2020 Plan and any shares of our Class A common stock available for issuance under our 2020 Plan (and not subject to outstanding awards) became available for issuance under our 2021 Plan. Any awards outstanding under our 2020 Plan will remain in effect pursuant to their terms and pursuant to the terms of our 2020 Plan. which was subsequently increased by 35,520,000 shares of our Class A common stock on May 26, 2021. As of June 30, 2021, we had outstanding under our 2020 Plan (i) options to purchase 264,360 shares of our Class A common stock, with a weighted-average exercise price of $10.24 per share, and (ii) RSUs representing the right to receive 80,800,712 shares of our Class A common stock.
Awards Available for Grant and Eligibility
Our 2020 Plan provided for the grant of stock options, including ISOs and NQSOs, restricted stock, RSUs and SARs. ISOs may be granted only to our employees, including employees of any parent or subsidiary. All other awards may be granted to our employees, non-employee directors and consultants.
Authorized Shares
Shares issued under our 2020 Plan may be previously unissued shares, reacquired shares or canceled, forfeited or terminated shares.

Administration
Our 2020 Plan is currently administered by our board of directors. The administrator has the authority to construe and interpret our 2020 Plan and any agreement or document executed pursuant to the plan, grant awards and make all other determinations necessary or advisable for the administration of our 2020 Plan.
Changes in Capitalization
In the event of a stock dividend, recapitalization, stock split, subdivision, combination, reclassification or other change in our corporate structure affecting our common stock, appropriate adjustments will be made to (i) the number and/or class of shares reserved for issuance under our 2020 Plan, (ii) the exercise price or purchase price of, if applicable, outstanding stock options and SARs and (iii) the purchase price of and/or number of class of shares subject to other outstanding awards under our 2020 Plan.
Acquisition or Other Combination
In the event of an “acquisition” or “other combination” (each, as defined in our 2020 Plan), our 2020 Plan provides that awards may be continued, assumed, substituted, settled by payment (in cash or securities of the surviving corporation or its parent) of the full value of the award, accelerated (in full or in part), or canceled without consideration, and awards would terminate upon the consummation of the acquisition or other combination unless they are continued, assumed or substituted. Our board of directors, in its sole discretion, may provide for the accelerated vesting of awards.
Nontransferability
Awards granted under our 2020 Plan generally may not be transferred or assignable in any manner other than by will, by the laws of descent and distribution or by beneficiary designation, unless otherwise permitted by the administrator.
Term and Amendment
Our 2020 Plan will have a term of 10 years, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2020 Plan at any time, but any amendment that applies to ISOs will require a stockholder approval. Otherwise, stockholder approval of the amendment will not be required unless required by applicable law.
Amended and Restated 2013 Stock Plan
Our 2013 Plan was adopted by our board of directors and our stockholders in December 2013, and was last amended and restated on December 15, 2018. Our 2013 Plan was terminated in connection with adoption of our 2020 Plan. As of June 30, 2021, we had outstanding under our 2013 Plan (i) options to purchase 17,421,290 shares of our Class A common stock, with a weighted-average exercise price of $2.10 per share, (ii) 128,228 restricted shares of Class A common stock and (iii) RSUs representing the right to receive 51,247,536 shares of our Class A common stock. Awards granted under our 2013 Plan are generally subject to the terms similar to those described above with respect to awards granted under our 2020 Plan. No new awards may be granted under our 2013 Plan.
Awards Available for Grant and Eligibility
Our 2013 Plan provided for the grant of stock options, including ISOs and NQSOs, restricted stock and RSUs. ISOs may be granted only to our employees, including employees of any parent or subsidiary. All other awards may be granted to our employees, non-employee directors and consultants.

Administration
Our 2013 Plan is currently administered by our people and compensation committee or by our board of directors acting in place of the committees. The administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2013 Plan and with respect to awards granted to participants outside of the U.S. and the administrator may take actions that vary from our 2013 Plan terms if it deems necessary and appropriate, provided that such actions may not vary from the plan terms requiring stockholder approval.
Corporate Transaction
In the event of a “corporate transaction” (as defined in our 2013 Plan), our 2013 Plan provides that awards may be continued, assumed or substituted, terminated without consideration (provided that a participant is given an opportunity to exercise vested stock options prior to the consummation of the transaction) or settled by payment (in cash, securities or other property) for a payment equal to the per-share value in the transaction, multiplied by the number of vested shares subject to the stock option minus the aggregate exercise price. Our board of directors, in its sole discretion, may provide for the accelerated vesting and exercisability, in whole or in part, of awards in connection with a corporate transaction.
Nontransferability
Stock options granted under our 2013 Plan generally may not be transferred or assignable in any manner other than by will, by the laws of descent and distribution or by beneficiary designation, or, if the applicable stock option award agreement so provides, an NQSO may not be transferred or assignable in any manner other than by gift or domestic relations order to a “family member” (as defined in our 2013 Plan).
401(k) Plan
We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We match 100% of the first 3% of employee contributions. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their own contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not taxable to the employees until withdrawn or distributed from the 401(k) plan.
Other Policies
Stock Ownership Guidelines
In March 2021, we adopted director and executive officer stock ownership guidelines, which provide that (i) each of our non-employee directors must hold qualifying securities with a value equal to five times his or her annual cash retainer, (ii) our CEO must hold qualifying securities with a value equal to at least the greater of $5 million and six times his annual base salary and (iii) each of our other executive officers must hold qualifying securities with a value equal to three times his or her annual base salary. Each of our non-employee directors and executive officers generally will have five years from the later of the date of his or her initial appointment or election and the date of our IPO to comply with the minimum stock ownership requirement. For purposes of our stock ownership guidelines, qualifying securities include shares of our common stock and vested restricted stock units and performance units.

Clawback Policy
In March 2021, our board of directors adopted a clawback policy effective upon the IPO Closing Date. Under our clawback policy, our board of directors may recover incentive compensation from an executive officer in the event of (i) a restatement of our financial statements or a material error in the calculation of one or more performance-based measures used to determine the amount of such compensation or (ii) the executive officer’s “detrimental conduct” (as defined in our clawback policy) that results in an excess performance payout, results in legal proceedings or causes us material financial or reputational harm.

DIRECTOR COMPENSATION
None of our non-employee directors were awarded or paid any compensation from us for the year ended December 31, 2020 for their service as directors. We reimburse our non-employee directors for necessary and reasonable expenses associated with attending meetings of our board of directors or its committees. In connection with joining our board of directors, Mr. Rubinstein, Mr. Zoellick and Ms. Loop were granted RSUs in respect of 72,446, 36,223 and 36,223 shares of our Class A common stock, respectively, which will vest over four years following the grant date.
In February 2021, in connection with our IPO, we adopted, and in June 2021 we amended, our Non-Employee Director Compensation Program. The Non-Employee Director Compensation Program governs compensation paid to our non-employee directors following the IPO Closing Date and is intended to attract and retain, on a long-term basis, exceptional directors. We intend to periodically evaluate our Non-Employee Director Compensation Program as part of our regular reviews of our overall compensation strategy.
Under our Non-Employee Director Compensation Program, each non-employee director will receive cash and equity compensation for services on our board of directors. We will also continue to reimburse our non-employee directors for reasonable out-of-pocket and documented expenses incurred in attending meetings of the board of directors or any committee thereof. Each non-employee director is entitled to receive an annual retainer fee of $50,000, payable quarterly in arrears. In addition, the non-executive chair of our board of directors, lead independent director, committee chairs and committee members are entitled to receive the following annual retainers, payable quarterly in arrears:
•$50,000 for the non-executive chair of our board of directors;
•$30,000 for the lead independent director;
•$25,000 for the chair of our audit committee;
•$20,000 for the chair of our people and compensation committee;
•$12,000 for the chair of our nominating and corporate governance committee;
•$20,000 for the chair of our safety, risk and regulatory committee;
•$10,000 for each other member of our audit committee;
•$8,500 for each other member of our people and compensation committee;
•$5,000 for each other member of our nominating and corporate governance committee; and
•$8,500 for each other member of our safety, risk and regulatory committee.
Each person who becomes a non-employee director following our IPO will receive an automatic initial award of a number of RSUs determined by dividing $225,000 by the grant date closing price of our Class A common stock. This initial award will vest in equal quarterly installments over three years, subject to the non-employee director providing services through each applicable vesting date. Additionally, on the date of each annual meeting of our stockholders following the effective date of the Non-Employee Director Compensation Program, each non-employee director continuing in service after the meeting will automatically be granted a number of RSUs determined by dividing $225,000 by the grant date closing price of our Class A common stock. Any non-employee director who joins our board of directors between annual meetings will automatically be granted a prorated annual award of RSUs for the first partial year of service. Annual grants will vest in equal quarterly installments over one year, subject to the non-employee director providing services through each applicable vesting date (with the final tranche scheduled to vest the day before the next annual meeting, and with prorated annual grants vesting in tandem with the full-year annual grants).
In addition, by no later than December 31 of the applicable year (or, in the case of a newly elected non-employee director, by the 30th day after such director’s election) or, solely in the case of 2021, the 30th day after the Non-Employee Director Compensation Program takes effect, each non-employee director may elect to defer the receipt or settlement of certain compensation payable to such non-employee director in respect of services as a director by completing and filing a deferral election form. Any such deferred compensation will be paid or settled, as applicable at the time specified in the director’s deferral election form.
Each non-employee director may elect to have his or her retainers that would otherwise be paid in cash converted into an equity award. Elections need to be made in advance, and awards are immediately vested upon grant. Each director who elects equity in lieu of cash will automatically be granted a number of RSUs each quarter equal to the amount of his or her quarterly retainer divided by the closing price per share of our Class A common stock on the grant date, which is generally the last day of the calendar quarter for which the retainer would otherwise have been paid. However, if no deferral election is in effect with respect to such RSUs, the award will instead automatically be made in shares of Class A common stock.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our voting securities (which consists of our Class A common stock and our Class B common stock) as of May 31, 2021, after giving effect to the shares of Class A common stock sold in our IPO, assuming no exercise of the IPO Underwriters’ option to purchase additional shares of our Class A common stock, for:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding voting securities;
•each of our directors;
•each of our named executive officers; and
•all of our executive officers and directors as a group.
The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of our Class A common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of May 31, 2021 (including our outstanding convertible notes, which automatically converted into Class A common stock upon completion of our IPO, and our outstanding warrants to purchase shares of our Class A common stock or other equity securities, which became exercisable following our IPO), as well as RSUs that are subject to vesting conditions expected to be satisfied within 60 days of May 31, 2021 (for which the liquidity-based vesting condition or market-based vesting condition, as applicable, was satisfied in connection with our IPO, based on the initial public offering price of our Class A common stock of $38.00 per share), are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. We have also assumed the exchange, pursuant to the Equity Exchange Rights of all shares of Class A common stock received upon the vesting and settlement of Time-Based RSUs and Market-Based RSUs held by our founders, Mr. Tenev and Mr. Bhatt, which RSUs are either not subject to a time-based vesting condition or are subject to time-based vesting conditions expected to be satisfied within 60 days of May 31, 2021 (for which the liquidity-based vesting condition or market-based vesting condition, as applicable, was satisfied in connection with our IPO, based on the initial public offering price of our Class A common stock of $38.00 per share), for an equivalent number of shares of Class B common stock. In addition, the number of shares beneficially owned by our founders has been computed after giving effect to the entry by our founders and certain of their respective related entities (including estate planning vehicles) into the Founder Voting Agreement, pursuant to which certain of those related entities will grant proxies to Mr. Tenev or to Mr. Bhatt, as further described under “Certain Relationships and Related Person Transactions—Voting Agreements—Founder Voting Agreement” and in the footnotes accompanying the table below.
We have based our calculation of the applicable percentage of beneficial ownership on 720,023,594 shares of our Class A common stock, 130,155,246 shares of our Class B common stock and no shares of our Class C common stock outstanding as of the IPO Closing Date, assuming (i) no exercise of the IPO Underwriters’ option to purchase additional shares of Class A common stock in the IPO, which option was exercised with respect to 4,354,194 shares of Class A common stock as of August 31, 2021, and (ii) no exercise of the outstanding warrants to purchase shares of our equity securities, $379.8 million aggregate maximum purchase amount of which was outstanding as of the IPO Closing Date, at an exercise price of $26.60.

The table and accompanying footnotes below have been prepared based upon information furnished to us by our stockholders. Unless otherwise indicated, the address of all listed stockholders is c/o Robinhood Markets, Inc., 85 Willow Road in Menlo Park, California 94025. Based on the information furnished to us, we believe that each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock		Class B Common Stock		Percentage of Total Voting Power (%)
Name of Beneficial Owner	Shares	% of Class A Common Stock	Shares	% of Class B Common Stock
Named Executive Officers and directors:
Vladimir Tenev(1)	—	—	53,107,547	40.2%	26.3%
Baiju Bhatt(2)	—	—	78,962,723	59.8%	39.0%
Daniel Gallagher(3)	334,414	*	—	—	*
Jason Warnick(4)	742,164	*	—	—	*
Jan Hammer(5)	—	—	—	—	—
Paula Loop	—	—	—	—	—
Jonathan Rubinstein(6)	52,631	*	—	—	*
Scott Sandell(7)	—	—	—	—	—
Robert Zoellick	—	—	—	—	—
All executive officers and directors as a group (n=12):	1,945,499(8)	*	132,070,270	100%	65.4%
>5% stockholders:
Entities affiliated with DST Global(9)	58,102,765	8.1%	—	—	2.9%
Entities affiliated with Index Ventures(10)	85,007,754	11.8%	—	—	4.2%
Entities affiliated with New Enterprise Associates(11)	74,818,398	10.4%	—	—	3.7%
Entities affiliated with Ribbit Capital(12)	64,619,277	8.9%	—	—	3.2%
________________
  *     Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)Consists of, after giving effect to the sale of shares of our Class A common stock in our IPO, (i) 51,584,956 shares of Class B common stock held of record by Vladimir Tenev, (ii) 957,512 shares of our Class B common stock issuable to Mr. Tenev (following the exercise of the Equity Exchange Rights) upon net settlement of Time-Based RSUs for which the time-based vesting condition is expected to be satisfied within 60 days of May 31, 2021 and upon net settlement of 2019 Market-Based RSUs not subject to a time-based vesting condition, or for which the time-based vesting condition is expected to be satisfied within 60 days of May 31, 2021, and for which the market-based vesting condition was satisfied in connection with our IPO and (iii) 565,079 shares of our Class B common stock held of record by Baiju Bhatt and Adrienne Sussman as Individual Trustees and First Republic Trust Company of Delaware LLC as Administrative Trustee of The Baiju P. Bhatt 2021 Family Trust, dated April 1, 2021. Mr. Tenev has voting and investment power over the shares described in the foregoing clause (iii) pursuant to a proxy granted by the recordholder of such shares (which recordholder is an entity related to Mr. Bhatt) under the Founder Voting Agreement, but does not have an economic interest in such shares. All of the shares identified in this footnote are subject to the Founder Voting Agreement, which is further described under “Certain Relationships and Related Person Transactions—Voting Agreements—Founder Voting Agreement.” Parties to the Founder Voting Agreement may be deemed to constitute a group for purposes of Section 13(d)(3) under the Exchange Act. Except as set forth in this footnote, Mr. Tenev has no voting or investment power over the securities beneficially owned by the other parties to the Founder Voting Agreement (including the shares described in clauses (vi) through (viii) of footnote (2) below), and disclaims beneficial ownership of such securities.
(2)Consists of, after giving effect to the sale of shares of our Class A common stock in our IPO, (i) 957,512 shares of our Class B common stock issuable to Baiju Bhatt (following the exercise of the Equity Exchange Rights) upon net settlement of Time-Based RSUs for which the time-based vesting condition is expected to be satisfied within 60 days of May 31, 2021 and upon net settlement of 2019 Market-Based RSUs not subject to a time-based vesting condition, or for which the time-based vesting condition is expected to be satisfied within 60 days of May 31, 2021, and for which the market-based vesting condition was satisfied in connection with our IPO, (ii) 1,720,944 shares of our Class B common stock held of record by The Baiju Prafulkumar Bhatt Grantor Retained Annuity Trust, dated October 4, 2018, for which Mr. Bhatt serves as sole trustee, (iii) 60,791,600 shares of our Class B common stock held of record by The Baiju Prafulkumar Bhatt Living Trust, dated 11/30/17, for which Mr. Bhatt serves as sole trustee, (iv) 2,000,000 shares of our Class B common stock held of record by the Baiju P. Bhatt 2021 GRAT Agreement, dated March 29, 2021, for which Mr. Bhatt serves as sole trustee, (v) 1,408,450 shares of our Class B common stock held of record by Butterfly Management LLC, (vi) 2,414,875 shares of our Class B common stock held of record by Surfboard Management LLC and (vii) 9,669,342 shares of our Class B common stock held of record by The Tenev 2017 Irrevocable Trust. Mr. Bhatt has voting and investment power over the shares described in the foregoing clauses (v) through (vii) pursuant to a proxy granted by the entities that are the recordholders of such shares (which entities are related to Mr. Tenev) under the Founder Voting Agreement, but does not have an economic interest in such shares. All of the shares identified in this footnote are subject to the Founder Voting Agreement, which is further described under “Certain Relationships and Related Person Transactions—Voting Agreements—Founder Voting Agreement.” Parties to the Founder Voting Agreement may be deemed to constitute a group for purposes of Section 13(d)(3) under the Exchange Act. Except as set forth in this footnote, Mr. Bhatt has no voting or investment power over the securities beneficially owned by the other parties to the Founder Voting Agreement (including the shares described in clause (iii) of footnote (1) above), and disclaims beneficial ownership of such securities.
(3)Consists of (i) 66,090 shares of our Class A common stock subject to stock options exercisable within 60 days of May 31, 2021 and (ii) 268,324 shares of our Class A common stock issuable upon net settlement of Time-Based RSUs for which the time-based vesting condition is expected to be satisfied within 60 days of May 31, 2021.
(4)Consists of, after giving effect to the sale of shares of Class A common stock in our IPO, (i) 452,083 shares of our Class A common stock subject to stock options exercisable within 60 days of May 31, 2021 and (ii) 290,081 shares of our Class A common stock issuable upon net settlement of Time-Based RSUs for which the time-based vesting condition is expected to be satisfied within 60 days of May 31, 2021.
(5)Mr. Hammer, who is a member of our board of directors and a Partner at Index Ventures, has no voting or investment control over any of the shares held by Index Ventures.
(6)Mr. Rubinstein purchased 52,631 shares of Class A common stock in our IPO at the initial public offering price of $38.00 and on the same terms as the other purchasers in the IPO.
(7)Mr. Sandell, who is a member of our board of directors and the Managing General Partner at New Enterprise Associates, Inc., has no voting or investment power over the shares owned by NEA Ventures (as defined below) and disclaims beneficial ownership of all shares except to the extent of his actual pecuniary interest in such shares, as further described in footnote (11) below.
(8)Consists of, after giving effect to the sale of shares of Class A common stock in our IPO, (i) 172,064 shares of Class A common stock, (ii) 558,809 shares of our Class A common stock subject to stock options exercisable within 60 days of May 31, 2021 and (iii) 1,161,995 shares of our Class A common stock issuable upon net settlement of Time-Based RSUs for which the time-based vesting condition is expected to be satisfied within 60 days of May 31, 2021.
(9)Consists of (i) 39,320 shares of our Class A common stock held of record by Apoletto Investments IV L.P., (ii) 1,478,561 shares of our Class A common stock held of record by DST Global V Co-Invest L.P., (iii) 28,115,625 shares of our Class A common stock held of record by DST Global V L.P., (iv) 10,013,859 shares of our Class A common stock held of record by DST Global VI L.P., (v) 8,996,319 shares of our Class A common stock held of record by DST Global VII L.P. and (vi) 9,459,081 shares of our Class A common stock held of record by DST Investments XIX L.P. The address of the entities mentioned in this footnote is c/o Tulloch & Co., 4 Hill Street, London WIJ 5NE, United Kingdom.
(10)Consists of (i) 10,296,520 shares of our Class A common stock held of record by Index Ventures Growth III (Jersey) L.P. (“Index Growth III”), (ii) 70,022,080 shares of our Class A common stock held of record by Index Ventures VI (Jersey) L.P. (“Index Ventures VI”), (iii) 1,413,380 shares of our Class A common stock held of record by Index Ventures VI Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures Parallel VI”), (iv) 1,127,462 shares of our Class A common stock held of record by Yucca (Jersey) SLP (“Yucca”) (which includes 57,984 shares to issued upon conversion of our Tranche I convertible notes and 8,458 shares issuable upon exercise of warrants) and (v) 2,148,312 shares of our Class A common stock held by Index Ventures Growth V (Jersey) L.P. (“Index Growth V”) (which consists of 1,874,816 shares issued upon conversion of our Tranche I convertible notes and 273,496 shares issuable upon exercise of warrants). Index Venture Growth Associates III Limited (“IVGA III”) is the managing general partner of Index Growth III and may be deemed to have voting and dispositive power over the shares held by such fund. Index Venture Associates VI Limited (“IVA VI”) is the managing general partner of Index Ventures VI and Index Ventures Parallel VI and may be deemed to have voting and dispositive power over the shares held by such funds. Index Venture Growth Associates V Limited (“IVGA V”) is the managing general partner of Index Growth V and may be deemed to have voting and dispositive power over the shares held by such fund. Yucca is the administrator of the Index co-investment vehicles that are contractually required to mirror the relevant Index funds’ investment, and IVGA III, IVA VI and IVGA V may be deemed to have voting and dispositive power over their respective allocation of shares held by Yucca. The address of the entities mentioned in this footnote is 44 Esplanade, 5th Floor, St. Helier, Jersey JE1 3FG, Channel Islands.
(11)Consists of  (i) 7,747,274 shares of our Class A common stock held of record by New Enterprise Associates 17, L.P. (“NEA 17”) (which consists of 1,449,600 shares issued upon conversion of our Tranche I convertible notes and 211,466 shares issuable upon exercise of warrants), (ii) 67,043,584 shares of our Class A common stock held of record by New Enterprise Associates 15, L.P. (“NEA 15”) (which includes 1,449,600 shares issued upon conversion of our Tranche I convertible notes and 211,466 shares issuable upon exercise of warrants) and (iii) 27,540 shares of our Class A common stock held of record by NEA Ventures 2015, L.P. (“NEA Ventures”). The shares directly held by NEA 17 are indirectly held by NEA Partners 17, L.P. (“NEA Partners 17”) the sole general partner of NEA 17, NEA 17 GP, LLC (“NEA 17 LLC”), the sole general partner of NEA Partners 17 and each of the individual managers of NEA 17 LLC. The individual managers, or collectively, the NEA 17 Managers, of NEA 17 LLC are Forest Baskett, Ali Behbahani, Carmen Chang, Anthony A. Florence, Jr., Edward Mathers, Mohamad Makhzoumi, Joshua Makower, Scott Sandell, Paul Walker, Rick Yang, Liza Landsman and Peter Sonsini. The NEA 17 Managers share voting and dispositive power with regard to the shares held by NEA 17. The shares directly held by NEA 15 are indirectly held by NEA Partners 15, L.P. (“NEA Partners 15”) the sole general partner of NEA 15, NEA 15 GP, LLC (“NEA 15 LLC”), the sole general partner of NEA Partners 15 and each of the individual managers of NEA 15 LLC. The individual managers, or collectively, the NEA 15 Managers, of NEA 15 LLC are Forest Baskett, Anthony A. Florence, Jr., Mohamad Makhzoumi, Joshua Makower, Scott Sandell and Peter Sonsini. The NEA 15 Managers share voting and dispositive power with regard to the shares held by NEA 15. Karen P. Welsh, the general partner of NEA Ventures, has sole voting and dispositive power with regard to the shares held by NEA Ventures. Scott Sandell, a member of our board of directors and the Managing General Partner at New Enterprise Associates, Inc., has no voting or investment power over the shares owned of record by NEA Ventures, and disclaims beneficial ownership of all shares except to the extent of his actual pecuniary interest in such shares. All indirect owners of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest in such shares. The address of New Enterprise Associates 17, L.P., New Enterprise

Associates 15, L.P., and NEA Ventures is c/o New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.
(12)Consists of (i) 14,268,575 shares of our Class A common stock held of record by Bullfrog Capital, L.P., for itself and as nominee for Bullfrog Founder Fund, L.P., (which includes 9,636,942 shares issued upon conversion of our Tranche I convertible notes and 1,405,827 shares issuable upon exercise of warrants), (ii) 3,220,080 shares of our Class A common stock held of record by RH Ribbit Opportunity II, LLC, (iii) 2,556,431 shares of our Class A common stock held of record by RH-D Ribbit Opportunity II, LLC, (iv) 2,363,270 shares of our Class A common stock held of record by RH-E Ribbit Opportunity II, LLC, (v) 11,174,547 shares of our Class A common stock held of record by RH-N Bullfrog Opportunity I, LLC (which consists of 9,751,944 shares issued upon conversion of our Tranche I convertible notes and 1,422,603 shares issuable upon exercise of warrants), (vi) 26,481,814 shares of Class A common stock held of record by Ribbit Capital II, L.P., for itself and as nominee for Ribbit Founder Fund II, L.P, and (vii) 4,554,560 shares of our Class A common stock held of record by Ribbit Capital III, L.P., for itself and as nominee for Ribbit Founder Fund III, L.P. The address of the entities mentioned in this footnote is 364 University Avenue, Palo Alto, CA 94301.

SELLING STOCKHOLDERS
This prospectus relates to the offer and sale from time to time of up to 97,876,033 shares of our Class A common stock by the selling stockholders. The number of shares offered for sale by the selling stockholders consists of up to 97,876,033 shares of our Class A common stock issued upon the automatic conversion of Tranche I convertible notes held by the selling stockholders, which were issued by the Company in a prior private placement transaction. For additional information regarding the issuance of our Class A common stock and the Tranche I convertible notes in connection with such private placement transaction, see “Certain Relationships and Related Person Transactions—Convertible Note and Warrant Financings”. We are registering the shares of our Class A common stock in order to permit the selling stockholders to offer these shares for resale from time to time. Except as set forth below, the selling stockholders are investors who have had no position, office, or other material relationship (other than as a purchaser of securities) with us or any of our affiliates within the past three years. Our knowledge is based on information provided by selling stockholder questionnaires in connection with the filing of this prospectus.
The table below lists the selling stockholders and information regarding the ownership of the shares of Class A common stock held by each selling stockholder. We have based our calculation of the applicable percentage of beneficial ownership on 720,023,594 shares of our Class A common stock outstanding as of the IPO Closing Date, assuming no exercise of the IPO Underwriters’ option to purchase additional shares of Class A common stock in the IPO (which option was exercised with respect to 4,354,194 shares of Class A common stock as of August 31, 2021).
Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

	Class A Common Stock before the Offering		Shares of Class A Common Stock Sold in the Offering(1)	Class A Common Stock after the Offering		Percentage of Total Voting Power (%)
Name of Selling Stockholders	Shares	% of Class A Common Stock		Shares	% of Class A Common Stock
Entities affiliated with 9Yards Capital(2)	4,636,218	*	579,840	4,056,378	*	*
Entities affiliated with Andreessen Horowitz(3)	20,308,242	2.8%	9,277,441	11,030,801	1.5%	*
Friar Tuck Holdings I, LLC(4)	1,550,328	*	1,352,960	197,368	*	*
Entities affiliated with Amplo(5)	12,402,627	1.7%	10,823,681	1,578,946	*	*
D1 Master Holdco I LLC (6)	17,504,002	2.4%	1,932,800	15,571,202	2.2%	*
Sigma River Holdings, LLC(7)	6,644,265	*	5,798,401	845,864	*	*
Entities affiliated with Greenoaks Capital(8)	11,073,773	1.5%	9,664,001	1,409,772	*	*
Entities affiliated with ICONIQ Capital(9)	15,503,282	2.2%	13,529,601	1,973,681	*	*
Entities affiliated with Index Ventures(10)	3,275,774	*	1,932,800	1,342,974	*	*
Entities affiliated with Institutional Venture Partners(11)	8,997,250	1.3%	3,865,600	5,131,650	*	*
Entities affiliated with New Enterprise Associates(12)	74,790,858	10.4%	2,899,200	71,891,658	*	*
The Michael Steven Ovitz Dispositive Trust(13)	442,950	*	386,560	56,390	*	*
Entities affiliated with Ribbit Capital(14)	25,443,122	3.5%	19,388,886	6,054,236	*	*
SCGE Fund, L.P.(15)	10,167,054	1.4%	3,865,600	6,301,454	*	*
SV RH2, LLC(16)	3,605,621	*	3,146,599	459,022	*	*
Entities affiliated with Thrive Capital(17)	21,285,019	3.0%	5,991,679	15,293,340	2.1%	*
Entities affiliated with TOP Funds(18)	3,114,754	*	1,932,800	1,181,954	*	*
Chappy Buyer Group Holdings, L.P.(19)	7,684,557	1.1%	1,121,024	6,563,533	*	*
WC Longbow Investor Holdings, LLC(20)	442,950	*	386,560	56,390	*	*
________________
  *     Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)Assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.
(2)Consists of (i) 1,205,477 shares of our Class A common stock held of record by 9Yards Opportunities A LLC (which includes 16,917 shares issuable upon exercise of warrants) and (ii) 3,430,741 shares of our Class A common stock held of record by 9Yards Opportunities LLC – Series 10 (which includes 67,669 shares issuable upon exercise of warrants). The address of the entities mentioned in this footnote is 9255 W. Sunset Blvd., Suite #804, West Hollywood, CA 90069.
(3)Consists of (i) 11,006,271 shares of our Class A common stock held of record by Andreessen Horowitz LSV Fund I, L.P. (which includes 169,172 shares issuable upon exercise of warrants) and (ii) 9,301,971 shares of our Class A common stock held of record by Andreessen Horowitz LSV Fund II, L.P. (which includes 1,184,210 shares issuable upon exercise of warrants). The address of the entities mentioned in this footnote is 2865 Sand Hill Rd. #101, Menlo Park, CA 94025.
(4)Includes 197,368 shares of Class A common stock issuable upon exercise of warrants. The address of this entity is 65 E 55th Street, 36th Floor, New York, NY 10002.
(5)Consists of (i) 2,436,230 shares of our Class A common stock held of record by A-RH-CN, a Series of A-ST Opportunity Funds, LLC (which includes 310,150 shares issuable upon exercise of warrants) and (ii) 9,966,397 shares of our Class A common stock held of record by A-RH-HOOD, a Series of A-ST Opportunity Funds, LLC (which includes 1,268,796 shares issuable upon exercise of warrants). The address of the entities mentioned in this footnote is 67 Lenox Hill Dr., Spring, TX 77382.
(6)Includes 281,954 shares of Class A common stock issuable upon exercise of warrants. The address of this entity is 9 West 57th Street, New York, NY 10119.
(7)Includes 845,864 shares of Class A common stock issuable upon exercise of warrants. The address of this entity is 1 Letterman Drive, Building D, M500, San Francisco, CA 94129.
(8)Consists of 354,360 shares of our Class A common stock held of record by Greenoaks Capital Opportunities Partnership LP (which includes 45,112 shares issuable upon exercise of warrants), (ii) 2,214,754 shares of our Class A common stock held of record by Greenoaks Capital Opportunities Fund III LP (which includes 281,954 shares issuable upon exercise of warrants) and (iii) 8,504,659 shares of our Class A common stock held of record by Greenoaks Capital MS LP – R.H. Kane Series (which includes 1,082,706 shares issuable upon exercise of warrants). The address for the entities mentioned in this footnote is 535 Pacific Ave., 4th Floor, San Francisco, CA 94133.
(9)Consists of 7,308,692 shares of our Class A common stock held of record by ICONIQ Strategic Partners V Co-Invest, L.P. (Series RH) (which includes 930,451 shares issuable upon exercise of warrants), (ii) 2,179,457 shares of our Class A common stock held of record by ICONIQ Strategic Partners V, L.P. (which includes 277,461 shares issuable upon exercise of warrants), (iii) 3,357,429 shares of our Class A common stock held of record by ICONIQ Strategic Partners V-B, L.P. (which includes 427,425 shares issuable upon exercise of warrants), (iv) 1,328,852 shares of our Class A common stock held of record by

ICONIQ Investment Holdings, LP (which includes 169,172 shares issuable upon exercise of warrants), (v) 1,107,377 shares of our Class A common stock held of record by Tactical Opportunities Portfolio 2020, L.P. (which includes 140,977 shares issuable upon exercise of warrants) and (iv) 221,475 shares of our Class A common stock held of record by BB Holdings TO SP L.P. (which includes 28,195 shares issuable upon exercise of warrants). The address for the entities mentioned in this footnote is 394 Pacific Ave., San Francisco, CA 94111.
(10)Consists of 2,148,312 shares of our Class A common stock held of record by Index Ventures Growth V (Jersey) L.P. (which includes 273,496 shares issuable upon exercise of warrants) and (ii) 1,127,462 shares of our Class A common stock held of record by Yucca (Jersey) SLP (which includes 8,458 shares issuable upon exercise of warrants). Entities affiliated with Index Ventures, including Index Ventures Growth V (Jersey) L.P. and Yucca (Jersey) SLP, collectively own 5% or more of our securities. Jan Hammer, who is a member of our board of directors and a Partner at Index Ventures, is involved in making recommendations to Index Ventures funds, but has no voting or investment control over any of the shares held by Index Ventures. See “Principal Stockholders” for more information. The address for the entities mentioned in this footnote is 44 Esplanade, 5th Floor, St. Helier, Jersey JE1 3FG, Channel Islands.
(11)Consists of 2,009,826 shares of our Class A common stock held of record by Institutional Venture Partners XIV, L.P. (which includes 425,216 shares issuable upon exercise of warrants), (ii) 4,019,653 shares of our Class A common stock held of record by Institutional Venture Partners XVI, L.P. (which includes 124,060 shares issuable upon exercise of warrants) and (iii) 2,967,771 shares of our Class A common stock held of record by Institutional Venture Partners XVII, L.P. (which includes 377,819 shares issuable upon exercise of warrants). The address for the entities mentioned in this footnote is 3000 Sand Hill Rd., Bldg 2, Suite 250, Menlo Park, CA 94025.
(12)Consists of 67,043,584 shares of our Class A common stock held of record by New Enterprise Associates 15, L.P. (“NEA 15”) (which includes 211,466 shares issuable upon exercise of warrants) and (ii) 7,747,274 shares of our Class A common stock held of record by New Enterprise Associates 17, L.P (“NEA 17”) (which includes 211,466 shares issuable upon exercise of warrants). Scott Sandell, Managing General Partner of New Enterprise Associates, Inc. (“NEA”), an entity affiliated with NEA 15 and NEA 17, is a member of our board of directors. In addition, NEA 15 and NEA 17 collectively own 5% or more of our securities. See “Principal Stockholders” for more information. The address for the entities mentioned in this footnote is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(13)Includes 56,390 shares of Class A common stock issuable upon exercise of warrants. The address of this entity is 1234 Benedict Canyon Drive, Beverly Hills, CA 90210.
(14)Consists of 14,268,575 shares of our Class A common stock held of record by Bullfrog Capital, L.P., for itself and as nominee for Bullfrog Founder Fund, L.P. (which includes 1,405,827 shares issuable upon exercise of warrants), and (ii) 11,174,547 shares of our Class A common stock held of record by RH-N Bullfrog Opportunity I, LLC (which includes 1,422,603 shares issuable upon exercise of warrants). Entities affiliated with Bullfrog Capital, L.P. and RH-N Bullfrog Opportunity I, LLC collectively own 5% or more of our securities. See “Principal Stockholders” for more information. The address for the entities mentioned in this footnote is 364 University Avenue, Palo Alto, CA 94301.
(15)Includes 563,909 shares of Class A common stock issuable upon exercise of warrants. The address of this entity is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(16)Includes 459,022 shares of Class A common stock issuable upon exercise of warrants. The address of this entity is 660 York St., Suite 201, San Francisco, CA 94110.
(17)Consists of 16,005,927 shares of our Class A common stock held of record by Thrive Capital Partners V, L.P. (which includes 235,311 shares issuable upon exercise of warrants), (ii) 295,895 shares of our Class A common stock held of record by Claremount V Associates, L.P. (which includes 4,350 shares issuable upon exercise of warrants), (iii) 2,497,995 shares of our Class A common stock held of record by Thrive Capital Partners VI Growth, L.P. (which includes 318,013 shares issuable upon exercise of warrants), (iv) 48,972 shares of our Class A common stock held of record by Claremount VI Associates, L.P. (which includes 6,234 shares issuable upon exercise of warrants), (v) 2,407,227 shares of our Class A common stock held of record by Thrive Capital Partners VII Growth, L.P. (which includes 306,458 shares issuable upon exercise of warrants) and (vi) 29,003 shares of our Class A common stock held of record by Claremount VII Associates, L.P. (which includes 3,692 shares issuable upon exercise of warrants). The address for the entities mentioned in this footnote is 295 Lafayette Street, Suite 701, New York, NY 10012.
(18)Consists of 716,497 shares of our Class A common stock held of record by Technology Opportunity Partners II, LP (TOP II”) (which includes 11,278 shares issuable upon exercise of warrants), (ii) 493,568 shares of our Class A common stock held of record by Technology Opportunities Partners III, LP (“TOP III”) (which includes 28,195 shares issuable upon exercise of warrants) and (iii) 1,904,689 shares of our Class A common stock held of record by TOP III Parallel IV, LP (TOP III Parallel IV”) (which includes 242,481 shares issuable upon exercise of warrants. David Hall and Phil Balderson, two of the directors of the Management General Partner (“MGP”) of each of TOP II, TOP III and TOP III Parallel IV, are also directors of Index Venture Associates VI Limited (“IVA VI”), Index Venture Growth Associates III Limited (“IVGA III”) and Index Venture Growth Associates V Limited (“IVGA V”). IVA VI, IVGA III and IVGA V are the MGPs of funds affiliated with Index Ventures that collectively own 5% or more of our securities. See “Principal Stockholders” for more information. The address for the entities mentioned in this footnote is 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(19)Includes 163,533 shares of Class A common stock issuable upon exercise of warrants. The address of this entity is c/o TSG Consumer Partners, 1100 Larkspur Landing Circle, Suite 360, Larkspur, CA 94939.
(20)Includes 56,390 shares of Class A common stock issuable upon exercise of warrants. The address of this entity is 6555 West Barton Avenue, Suite 150, Los Angeles, CA 90038.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Other than compensation arrangements for our executive officers and directors which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 to which we were or will be a participant and in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or holders of more than 5% of our outstanding voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.
Preferred Stock Financings
Series D Redeemable Convertible Preferred Stock Financing
In April 2018, we sold an aggregate of 35,774,761 shares of our Series D redeemable convertible preferred stock at a purchase price of $10.145 per share, for an aggregate purchase price of $362.9 million, pursuant to our Series D redeemable convertible preferred stock financing. The following table summarizes purchases of our Series D redeemable convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series D redeemable convertible preferred stock.

Stockholder	Shares of Series D Redeemable Convertible Preferred Stock	Total Purchase Price (millions)
Entities affiliated with DST Global(1)	13,307,047	$135.0
Entities affiliated with New Enterprise Associates(2)	492,853	$5.0
Entities affiliated with Ribbit Capital(3)	2,556,431	$25.9
________________
(1)Consists of DST Global V Co-Invest, L.P., DST Global V L.P. and DST Investments XIX, L.P.
(2)Consists of New Enterprise Associates 15, L.P. Scott Sandell, a member of our board of directors, is affiliated with New Enterprise Associates 15, L.P. See the footnotes to the table in the section titled “Principal and Selling Stockholders” for more information.
(3)Consists of RH-D Ribbit Opportunity II, LLC.
Series E Redeemable Convertible Preferred Stock Financing
From August 2019 through October 2019, we sold an aggregate of 29,887,357 shares of our Series E redeemable convertible preferred stock at a purchase price of $12.4827 per share, for an aggregate purchase price of $373.1 million, pursuant to our Series E redeemable convertible preferred stock financing. The following table summarizes purchases of our Series E redeemable convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series E redeemable convertible preferred stock.

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price (millions)
Entities affiliated with DST Global(1)	12,016,630	$150.0
Entities affiliated with New Enterprise Associates(2)	6,007,513	$75.0
Entities affiliated with Ribbit Capital(3)	2,403,325	$30.0
________________
(1)Consists of DST Global VI, L.P. and DST Global VII, L.P.
(2)Consists of New Enterprise Associates 15, L.P. and New Enterprise Associates 17, L.P. Scott Sandell, a member of our board of directors, is affiliated with New Enterprise Associates 15, L.P. and New Enterprise Associates 17, L.P. See the footnotes to the table in the section titled “Principal and Selling Stockholders” for more information.
(3)Consists of RH-E Ribbit Opportunity II, LLC and Ribbit Capital II, L.P.
Series F Redeemable Convertible Preferred Stock Financing
From May 2020 through July 2020, we sold an aggregate of 48,000,000 shares of our Series F redeemable convertible preferred stock at a purchase price of $12.50 per share, for an aggregate purchase price of $600.0 million, pursuant to our Series F redeemable convertible preferred stock financing. The following table summarizes purchases of our Series F convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series F redeemable convertible preferred stock.

Stockholder	Shares of Series F Redeemable Convertible Preferred Stock	Total Purchase Price (millions)
Entities affiliated with DST Global(1)	2,800,000	$35.0
Entities affiliated with New Enterprise Associates(2)	1,600,000	$20.0
Entities affiliated with Ribbit Capital(3)	160,000	$2.0
________________
(1)Consists of DST Global VII, L.P.
(2)Consists of New Enterprise Associates 17, L.P. Scott Sandell, a member of our board of directors, is affiliated with New Enterprise Associates 17, L.P. See the footnotes to the table in the section titled “Principal and Selling Stockholders” for more information.
(3)Consists of Ribbit Capital II, L.P.
Series G Redeemable Convertible Preferred Stock Financing
From August 2020 through September 2020, we sold an aggregate of 43,116,119 shares of our Series G redeemable convertible preferred stock at a purchase price of $15.50 per share, for an aggregate purchase price of $668.3 million, pursuant to our Series G redeemable convertible preferred stock financing. The following table summarizes purchases of our Series G redeemable convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased shares of Series G redeemable convertible preferred stock.

Stockholder	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price (millions)
Entities affiliated with DST Global(1)	4,193,548	$65.0
Entities affiliated with Ribbit Capital(2)	3,225,806	$50.0
________________
(1)Consists of DST Global VII, L.P.
(2)Consists of Bullfrog Capital, L.P.
Convertible Note and Warrant Financings
In February 2021, we issued two tranches of convertible notes, consisting of $2,532.0 million aggregate principal amount of “Tranche I” convertible notes and $1,020.0 million aggregate principal amount of “Tranche II” convertible notes. Upon the closing of our IPO, the convertible notes automatically converted into 137,305,156 shares of our Class A common stock at a conversion price of $26.60. In addition, we granted to each purchaser of the Tranche I convertible notes a warrant to purchase a number of shares of equity securities equal to 15% of the aggregate proceeds invested by such purchaser in the Tranche I convertible notes (i.e., $379.8 million in aggregate maximum purchase amount). Such warrants became exercisable in connection with the closing of our IPO and, until the tenth anniversary of their issue date, outstanding warrants will be exercisable for shares of our Class A common stock at an exercise price of $26.60. The following table summarizes purchases of our convertible notes by holders of more than 5% of our capital stock and their affiliated entities. None of our executive officers purchased our convertible notes or related warrants.

Stockholder	Tranche I Convertible Notes (Principal Amount, millions)	Tranche II Convertible Notes (Principal Amount, millions)
Entities affiliated with Index Ventures(1)	$50.0	$—
Entities affiliated with New Enterprise Associates(2)	$75.0	$—
Entities affiliated with Ribbit Capital(3)	$501.6	$—
________________
(1)Consists of Index Ventures Growth V (Jersey), L.P. and Yucca (Jersey) SLP.
(2)Consists of New Enterprise Associates 15, L.P. and New Enterprise Associates 17, L.P. Scott Sandell, a member of our board of directors, is affiliated with New Enterprise Associates 15, L.P. and New Enterprise Associates 17, L.P. See the footnotes to the table in the section titled “Principal and Selling Stockholders” for more information.
(3)Consists of Bullfrog Capital, L.P. and RH-N Bullfrog Opportunity I, LLC
In connection with the convertible note and warrant financings, we entered into a Tranche I convertible note and warrant purchase agreement (the “Tranche I Purchase Agreement”) and a Tranche II convertible note purchase agreement (the “Tranche II Purchase Agreement”), each dated as of February 12, 2021. Pursuant to the Tranche I Purchase Agreement, the holders of our Tranche I convertible notes have the right to request that we file a registration statement, and/or request that the common shares issued upon conversion of the Tranche I convertible notes be covered by a registration statement that we are otherwise filing, in each case subject to certain exceptions. The registration statement relating to this prospectus registered resale transactions pursuant to such rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights. In addition, in connection with our IPO, the purchasers of our convertible notes and warrants entered into market standoff agreements with us for the benefit of the underwriters or our IPO, pursuant to which the holders of our convertible notes and warrants have entered into lockup agreements in connection with our IPO. See “Shares Eligible for Future Sale—Lock-up and Market Standoff Agreements.”
See Note 5 - “Fair Value of Financial Instruments” in our unaudited condensed consolidated financial statements for more information about the accounting treatment of our convertible note and warrant financings.

Third-Party Tender Offers and Secondary Sales
2019 Tender Offer
In August 2019, we entered into a letter agreement with certain holders of our capital stock, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such holders proposed to commence. From August 2019 through September 2019, these holders commenced a tender offer to purchase shares of our capital stock from certain of our employee stockholders, including our Co-Founder and CEO, Vladimir Tenev, and Co-Founder and Chief Creative Officer and then-co-CEO Baiju Bhatt. An aggregate of 5.4 million shares of our capital stock were tendered pursuant to the tender offer for an aggregate purchase price of $67.6 million, or $12.4827 per share.
2018 Secondary Sales
On April 3, 2018, our Co-Founder and CEO, Vladimir Tenev, our Co-Founder and Chief Creative Officer and then-co-CEO, Baiju Bhatt, our then-Chief Operating Officer, Nathan Rodland, and one other employee, each individually entered into common stock purchase agreements with certain other holders of our capital stock, including entities affiliated with DST Global, pursuant to which they sold shares of our common stock to the purchasing stockholders at a purchase price of $10.145 per share. In total, Mr. Bhatt sold 5,421,389 shares of common stock for an aggregate purchase price of $55.0 million; Mr. Rodland sold 295,712 shares of common stock for an aggregate purchase price of $3.0 million; and Mr. Tenev sold 5,421,389 shares of common stock for an aggregate purchase price of $55.0 million. As part of these sales, each of Mr. Bhatt and Mr. Tenev sold 739,280 shares of our common stock to entities affiliated with DST Global.
Voting Agreements
Pre-IPO Voting Agreement
We were party to the Pre-IPO Voting Agreement, pursuant to which certain holders of our capital stock, including entities affiliated with Index Ventures, New Enterprise Associates, DST Global and Ribbit Capital, agreed to the manner in which they would vote their shares on certain matters, including the election of directors. In connection with our IPO, the Pre-IPO Voting Agreement terminated. Following the termination of the Pre-IPO Voting Agreement, none of our stockholders have any special rights regarding the election or designation of members of our board of directors, the voting of our capital stock or restrictions on transfer of our capital stock pursuant to the Pre-IPO Voting Agreement.
Holder Voting Agreements
Our Co-Founder and CEO, Vladimir Tenev, and our Co-Founder and Chief Creative Officer, Baiju Bhatt, previously individually entered into holder voting agreements with entities affiliated with DST Global, which agreements were effective as of May 1, 2017 and as of January 1, 2021 (each, a “Holder Voting Agreement”), which entitled each of Mr. Tenev and Mr. Bhatt individually to vote 50% of the redeemable convertible preferred stock owned by the DST Global entities at their own discretion, whether at a meeting of stockholders or through the solicitation of a written consent of stockholders, in respect of certain matters regarding liquidations, dividends, transfers of intellectual property, acquisitions and indebtedness, among other things. Each Holder Voting Agreement terminated in its entirety upon the completion of our IPO.
Founder Voting Agreement
In connection with our IPO, our founders and certain of their respective related entities entered into a voting agreement, which became effective prior to the completion of our IPO (the “Founder Voting Agreement”), to which we are also a party. Pursuant to the Founder Voting Agreement, each founder and certain of their respective entities (including estate planning vehicles) party to the Founder Voting Agreement (the “Founder Affiliates”) have agreed, upon the terms and subject to the conditions set forth therein, to, among other things, (i) vote all of the shares of our common stock held by such founder or Founder Affiliate for the election of each founder to, and against the removal of each founder from, our board of directors and (ii) vote together in the election of other directors generally, subject to deferring to the decision of the nominating and corporate governance committee in the event of any disagreement between the founders. In addition, under the Founder Voting Agreement, certain of the Founder Affiliates have granted to the other, unrelated founder, an irrevocable voting proxy with respect to shares of our common stock owned by such Founder Affiliate. Also pursuant to the Founder Voting Agreement, each founder will grant, effective upon such founder’s death or permanent and total disability, a voting proxy to the other founder with respect to shares of our common stock held by such founder and over which such founder was entitled to vote (or direct the voting of) immediately prior to such founder’s death or permanent and total disability. Moreover, the Founder Voting Agreement granted to each founder and its respective Founder Affiliates a right of first offer in the event the other founder or any of its respective Founder Affiliates proposes to transfer any shares of Class B common stock in a transaction that would cause such shares of Class B common stock to convert to Class A common stock pursuant to our Charter. The Founder Voting Agreement will be in effect until the Final Conversion Date.
Investors’ Rights Agreement
We are party to an Amended and Restated Investors’ Rights Agreement, dated as of August 13, 2020 (“Investors’ Rights Agreement”), with certain holders of our capital stock (which, as of the date of this prospectus, consists of holders of Class A common stock that was received upon the automatic conversion of our redeemable convertible preferred stock in connection with our IPO, and may in the future include holders of shares of Class A common stock issued upon exercise of our warrants or conversion of our convertible notes), including entities affiliated with Index Ventures, New Enterprise Associates, DST Global and Ribbit Capital. This agreement provides, among other things, that certain holders of our capital stock and warrants have the right to request that we file a registration statement, and/or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights. Also under the Investors’ Rights Agreement, our stockholders party thereto have entered into market standoff agreements with us for the benefit of the IPO Underwriters, pursuant to which such stockholders have entered into lockup agreements in connection with our IPO. See “Shares Eligible for Future Sale—Lock-up and Market Standoff Agreements.”
Right of First Refusal and Co-Sale Agreement
Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of August 13, 2020 (“Right of First Refusal and Co-Sale Agreement”), among us, Mr. Tenev and Mr. Bhatt and certain of their respective affiliates and certain of our other stockholders, including entities affiliated with Index Ventures, New Enterprise Associates, DST Global and Ribbit Capital, as well as two Stock Restriction Agreements, each dated December 4, 2013 (the “Stock Restriction Agreements”), one between us and Mr. Tenev, and one between us and Mr. Bhatt, we or our assignees had a right of first refusal to purchase shares of our common stock which certain of our stockholders, including Mr. Tenev and Mr. and Bhatt, proposed to sell to other parties. The Right of First Refusal and Co-Sale Agreement also provided our stockholder investors party thereto with rights of first refusal and co-sale relating to shares of our common stock held and proposed to be transferred by either of Mr. Tenev or Mr. Bhatt or certain of their respective affiliates or permitted transferees. The Right of First Refusal and Co-Sale Agreement terminated in connection with our IPO, as did the Stock Restriction Agreements. Since January 1, 2018, we have waived our rights of first refusal in connection with the transfer or sale of certain shares of our capital stock, including the tender offer and secondary sale transactions described under “—Third-Party Tender Offers and Secondary Sales” above and other transfers by certain of our Co-Founders and other executive officers. See the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.
Indemnification Agreements
Prior to our IPO, we were party to and, in connection with our IPO, we entered into, an indemnification agreement with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. In addition, the indemnification agreements that we have entered into with Jan Hammer, who is a director of ours and a Partner at Index Ventures, and Scott Sandell, who is a director of ours and a Managing General Partner at New Enterprise Associates, also provide that, among other things, Index Ventures and New Enterprise Associates and their respective affiliates, respectively, will also be entitled to indemnification by us to the same extent as such director with respect to any claims that are based on such director’s service to us. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Each of Mr. Tenev and Mr. Bhatt, two of our executive officers and members of our board of directors, is party to an indemnification agreement with us. In 2020, pursuant to such indemnification agreements, we made aggregate payments to counsel to Mr. Bhatt and Mr. Tenev of approximately $1,152,775 in connection with the SEC Enforcement Division’s investigation into RHF’s best execution and PFOF practices, as well as statements concerning its source of revenue. In December 2020, RHF, on a neither admit nor deny basis, consented to the entry of an SEC order, concluding the investigation. See “Business—Legal Proceedings—Best Execution, Payment for Order Flow and Sources of Revenue Matters” for more information about this investigation. We do not anticipate making additional payments to counsel for Mr. Bhatt or Mr. Tenev in connection with this matter.
Class B Exchange Agreements
To facilitate the Class B Exchange, we have entered into exchange agreements with our founders and certain of their respective related entities, which became effective immediately following the effectiveness of the filing of our Charter. Pursuant to these exchange agreements, an aggregate of 130,155,246 shares of our Class A common stock beneficially owned by our founders and their related entities at the time of our IPO (including shares issued upon vesting and settlement of IPO-Vesting Time-Based RSUs and IPO-Vesting Market-Based RSUs, for purposes of any market-based vesting conditions, based on the initial public offering price of $38.00 per share) were automatically exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of our IPO. In addition, pursuant to certain equity exchange agreements entered into between us and each of our founders in connection with our IPO, each of our founders has the Equity Exchange Rights, pursuant to which each founder has a right (but not an obligation) to require us to exchange, for shares of Class B common stock, any shares of Class A common stock received by him upon the vesting and settlement of RSUs related to shares of Class A common stock. The Equity Exchange Rights apply only to equity awards granted to our founders prior to August 2, 2021, the date of the effectiveness of our Charter. As of the IPO Closing Date, there were 1,815,016 shares of our Class A common stock subject to outstanding Time-Based RSUs and 59,149,376 shares of our Class A common stock subject to outstanding Market-

Based RSUs, in each case held by our founders and that may be exchanged, upon vesting and settlement, for an equivalent number of shares of our Class B common stock pursuant to the Equity Exchange Rights. Additionally, as of the IPO Closing Date, there were approximately 1,915,023 shares of outstanding Class A common stock held by our founders that may be exchanged for an equivalent number of shares of our Class B common stock pursuant to the Equity Exchange Rights.
Policies and Procedures for Related Person Transactions
Our board of directors has adopted a written related person transaction policy, setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect interest. In reviewing and approving or disproving any such transactions, our audit committee considers all relevant facts and circumstances as appropriate, including, but not limited to, the purpose of the transaction, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction with an unrelated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All such approved transactions must be ratified by the audit committee, taking into account the foregoing considerations. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK
The following summary describes the material terms of our capital stock and provisions of our Charter and our Bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of our Charter and our Bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.
Our Capital Stock
Authorized Capital Stock
Our authorized capital stock consists of 28,910,000,000 shares of capital stock, of which:
•21,000,000,000 shares are designated as Class A common stock, par value $0.0001 per share;
•700,000,000 shares are designated as Class B common stock, par value $0.0001 per share;
•7,000,000,000 shares are designated as Class C common stock, par value $0.0001 per share; and
•210,000,000 shares are designated as preferred stock, par value $0.0001 per share.
Common Stock
As of the IPO Closing Date, there were 720,023,594 shares of Class A common stock outstanding held by approximately 1,650 stockholders of record, 130,155,246 shares of Class B common stock outstanding held by eight stockholders of record, which consist of our founders and their related entities, no shares of our Class C common stock outstanding and no shares of preferred stock outstanding. Pursuant to our Charter, our board of directors has the authority, without stockholder approval except as required by the listing standards of the Nasdaq, to issue additional shares of our Class A common stock and Class C common stock. Until the Final Conversion Date, any issuance of additional shares of Class B common stock, subject to certain exceptions as set forth in our Charter, requires the approval of the holders of at least 80% of the outstanding shares of Class B common stock, voting as a separate class.
Voting Rights
Holders of our Class A common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, holders of our Class B common stock are entitled to 10 votes per share on all matters to be voted upon by our stockholders and, except as otherwise required by applicable law, holders of our Class C common stock are not entitled to vote on any matter to be voted upon by our stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by our Charter or applicable law. Specifically, the DGCL could require either holders of our Class A common stock, our Class B common stock or our Class C common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our Charter to increase or decrease the par value of a class of stock, then that class would be required to vote separately as a class to approve the proposed amendment; and
•if we were to seek to amend our charter in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

In addition, under our Charter, until the Final Conversion Date, approval of at least 80% of the outstanding shares of Class B common stock, voting as a separate class, will be required to:
•increase the number of authorized shares of our Class B common stock;
•amend or repeal, or adopt any provision of our Charter inconsistent with, or otherwise alter, any provision of our Charter that modifies the voting, conversion, or other rights, powers, preferences, privileges or restrictions of our Class B common stock;
•reclassify any outstanding shares of our Class A common stock into shares having rights as to dividends or liquidation that are senior to our Class B common stock or the right to have more than one vote for each share thereof;
•issue any shares of our Class B common stock, including by dividend, distribution or otherwise, subject to certain exceptions as set forth in our Charter;
•authorize, or issue any shares of, any class or series of our capital stock having the right to more than one vote for each share thereof;
•treat the shares of our Class B common stock differently in any payment of dividends to the holders of shares of our common stock, any subdivision or combination of the outstanding shares of our common stock, any distribution of assets of our Company to our stockholders in connection with any liquidation, dissolution or winding-up of our Company or any conversion of each share of our common stock into other securities as a result of a merger or consolidation of our Company with or into any other entity, or any other substantially similar transaction; or
•pay dividends or other distributions payable in shares of our common stock to holders of our common stock, unless holders of our Class A common stock receive such dividend or distribution in respect of their Class A common stock in shares of our Class A common stock, holders of our Class B common stock receive such dividend or distribution in respect of their Class B common stock in shares of our Class B common stock and holders of our Class C common stock receive such dividend or distribution in respect of their Class C common stock in shares of our Class C common stock.
Unless a different vote is required by applicable law or specifically required by our Charter or Bylaws, if a quorum exists at any meeting of stockholders, stockholders shall have approved any matter (other than the election of directors, which is described below) if (i) a majority of votes cast on such matter by stockholders and (ii) where a separate vote by a class or series or classes or series is required, a majority of the votes cast on such matter by stockholders of such class or series or classes or series, in each case present in person or represented by proxy at the meeting and entitled to vote on such matter are in favor of such matter.
Subject to the rights of the holders of any series of our preferred stock to elect directors under specified circumstances, if a quorum exists at any meeting of stockholders, stockholders shall have approved the election of a director if a majority of the votes cast at any meeting for the election of such director are in favor of such election. Notwithstanding the foregoing, in the event of a “contested election” of directors, directors will be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. A “contested election” means any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, with the determination thereof being made by the secretary of Robinhood.
Conversion of Class B Common Stock
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain permitted transfers described in our

Charter, including transfers effected for estate planning or other transfers among our founders, their family members and certain of their related entities. In addition, each share of Class B common stock held by a stockholder who is a natural person, or held by permitted transferees or permitted entities of such natural person (each as described in our Charter) will automatically convert into shares of Class A common stock nine months following the death or permanent and total disability of such natural person, or such later date not to exceed a total period of 18 months after such death or permanent and total disability as may be approved by a majority of our independent directors. Notwithstanding the foregoing, in the event such natural person is a founder, to the extent (i) a person designated by such founder and approved by a majority of the independent directors then in office or (ii) the other founder, in each case, has or shares voting control over the shares of Class B common stock held by the deceased or disabled founder, such shares will be treated as being held of record by such person or other founder and will not convert into shares of Class A common stock as a result of such founder’s death or permanent and total disability.
Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon the earliest of (i) the date and time specified by the affirmative vote of the holders of at least 80% of the then-outstanding shares of Class B common stock, voting separately as a class, (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date on which the number of then-outstanding shares of Class B common stock represents less than 5% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, (iii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the date that (A) each founder is no longer providing services to our Company as an officer, employee or consultant and (B) each founder is not a director of our Company as a result of a voluntary resignation by such founder from our board of directors or as a result of a written request or agreement by such founder not to be renominated as a director of our Company at an annual or special meeting of stockholders, (iv) the date that is nine months after the death or permanent and total disability of the last to die or become permanently and totally disabled of our founders, or such later date not to exceed a total period of 18 months after such death or permanent and total disability as may be approved by a majority of our independent directors or (v) the date that is 15 years from the completion of our IPO (the “Final Conversion Date”).
Conversion of Class C Common Stock
Upon the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, each outstanding share of Class C common stock will convert automatically into one share of Class A common stock on the date or time fixed by our board of directors.
Dividend Rights
Subject to the rights of any holders of our preferred stock, the holders of our common stock will be entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. See the section titled “Dividend Policy” for additional information.
Right to Receive Liquidation Distributions
If we liquidate, dissolve or wind up, after all liabilities and, if applicable, the holders of each series of our preferred stock have been paid in full, the holders of our common stock will be entitled to share ratably in all remaining assets.
No Preemptive or Similar Rights
Our common stock will have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions will be applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Preferred Stock
As of the IPO Closing Date, no shares of our redeemable convertible preferred stock are outstanding.
Pursuant to our Charter, our board of directors may issue shares of our preferred stock in one or more series and, subject to the applicable law of the State of Delaware, our board of directors may set the powers, rights, preferences, qualifications, limitations and restrictions of such preferred stock.
Our board of directors will have the power to issue our preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and our board of directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change in control of Robinhood. No shares of preferred stock were outstanding as of the IPO Closing Date, and we have no present plan to issue any shares of preferred stock.
Stock Options
As of June 30, 2021, options to purchase 17,685,650 shares of our Class A common stock were outstanding with a weighted-average exercise price of $2.22 per share, of which options to purchase 15,616,120 shares were vested and exercisable with a weighted-average exercise price of $1.74 per share.
Restricted Stock Units
As of June 30, 2021, RSUs representing the right to receive 132,048,248 shares of our common stock were outstanding, none of which were fully vested.
Warrants
In February 2021, we granted to each purchaser of our Tranche I convertible notes (of which we issued an aggregate principal amount of $2,532.0 million) a warrant to purchase a number of shares of equity securities equal to 15% of the aggregate proceeds invested by such purchaser in the Tranche I convertible notes (i.e., $379.8 million in aggregate maximum purchase amount). Such warrants became exercisable in connection with the closing of our IPO and until the tenth anniversary of their issue date, outstanding warrants will be exercisable for shares of our Class A common stock at an exercise price of $26.60. All such warrants were outstanding as of the IPO Closing date. Unless earlier exercised, the warrants will expire on February 12, 2031.
Registration Rights
Certain holders of our Class A common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights, which are described below, are contained in the Investors’ Rights Agreement and in the Tranche I Purchase Agreement.
We, along with certain holders of our capital stock (which, as of the date of this prospectus, consists of holders of Class A common stock that was received upon the automatic conversion of our redeemable convertible preferred stock in connection with our IPO, and may in the future include holders of shares of Class A common stock issued upon exercise of our warrants or conversion of our convertible notes), are parties to the Investors’ Rights Agreement. The registration rights set forth in the Investors’ Rights Agreement terminate upon the earlier of (i) a deemed liquidation event (such as (a) a merger or consolidation of us, (b) the sale, lease, transfer, exclusive license or other disposition by us or any of our subsidiaries of all or substantially all of our assets or intellectual property or (c) the sale, lease, transfer or other disposition of at least 50% of the then-outstanding shares of our capital stock, subject to certain exceptions) where such stockholders receive proceeds solely in the form of cash and/or marketable securities, (ii) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such stockholders’ shares without limitation during a three-month period without registration and (iii) the fifth anniversary of our initial public offering or direct listing (whichever occurs first). We will pay the registration expenses (other than any underwriting discounts and selling commissions) of the holders of the shares registered for sale pursuant to the registrations under the Investors’ Rights Agreement described below, including the reasonable fees of one counsel for such selling stockholders not to exceed $50,000. However, we will not be required to bear the expenses in connection with the exercise of the demand registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of the securities to be registered (in which case all selling stockholders shall bear such expenses pro rata based upon the number of shares that were to be included in the withdrawn registration), subject to certain conditions. For more information about the Investors’ Rights Agreement, see “Certain Relationships and Related Person Transactions—Investors’ Rights Agreement.”
We, along with the purchasers of our Tranche I convertible notes, are also party to the Tranche I Purchase Agreement. The registration rights set forth in the Tranche I Purchase Agreement will terminate upon the earlier of (i) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such stockholders’ shares without limitation during a three-month period without registration and (ii) the later to occur of (a) the 12-month anniversary of our IPO or (b) if applicable, the 12-month anniversary of certain financing events giving rise to a mandatory conversion of the Tranche I convertible notes (subject to a delay of up to 30 days in the event a suspension or deferral of registration was in effect during the 30-day period immediately prior to such later date). We will pay the registration expenses (other than any underwriting discounts and selling commissions) of the registrations under the Tranche I Purchase Agreement, but not the fees of counsel to the holders of the shares registered for sale pursuant to such registrations. For more information about the Tranche I Purchase Agreement and related convertible notes issuance, see “Certain Relationships and Related Person Transactions—Convertible Note and Warrant Financings.”
S-1 Demand Registration Rights
The holders of up to 463,089,501 shares of our Class A common stock are entitled to certain Form S-1 demand registration rights pursuant to the Investors’ Rights Agreement. Beginning on January 24, 2022 (180 days after the date our IPO registration statement was declared effective), the holders of at least a majority of these shares outstanding can request that we register the offer and sale of their shares on a registration statement on Form S-1, if we are eligible to file a registration statement on Form S-1, so long as the request covers at least that number of shares then outstanding with an anticipated aggregate offering price, net of underwriting discounts and selling commissions, of at least $20 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. In addition, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing and ending on a date 180 days following the effectiveness of a registration statement initiated by us. In addition, in an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include for registration. These Form S-1 demand registration rights with respect to any stockholder party to the Investors’ Rights Agreement will terminate once a Rule 144 or other similar exemption under the Securities Act is available for the sale of all of such stockholder’s shares of our Class A common stock without limitation during a three-month period without registration.
The holders of up to 97,876,033 shares of our Class A common stock issued upon conversion of our Tranche I convertible notes are entitled to certain Form S-1 demand registration rights pursuant to the Tranche I Purchase Agreement. We agreed that, upon request from the holders of these shares outstanding, we would promptly (and in any event within 30 days) after the IPO registration statement was declared effective, use reasonable best efforts to promptly file a registration statement on Form S-1, registering the offer and sale of such shares; provided that, if we use such reasonable best efforts but such registration statement has not been filed by the 30th day following the date that the IPO registration statement was declared effective, then we shall have an additional 15 days to file such registration statement on Form S-1. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, or suspend the use of such registration statement by the selling stockholders, for a period of up to 30 days in any 90-day period. We are registering the resale of the shares of Class A common stock covered by this prospectus pursuant to such registration rights.
S-3 Demand Registration Rights
The holders of up to approximately 463,089,501 shares of our Class A common stock are entitled to certain Form S-3 demand registration rights pursuant to the Investors’ Rights Agreement. The holders of at least 30% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and selling commissions, of at least $5 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected one such registration within the 12-month period preceding the date of the request. In addition, if we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. Further, we will not be required to effect a demand registration during the period beginning 30 days prior to our good faith estimate of the filing of and ending on a date 90 days following the effectiveness of a registration statement initiated by us. In addition, in an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares that these stockholders may include for registration. These Form S-3 demand registration rights with respect to any stockholder party to the Investors’ Rights Agreement will terminate once a Rule 144 or other similar exemption under the Securities Act is available for the sale of all of such stockholder’s shares of our Class A common stock without limitation during a three-month period without registration.
Piggyback Registration Rights
The Investors’ Rights Agreement and the Tranche I Purchase Agreement provide, that, in the event that we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, the holders of up to approximately 463,089,501 shares of our Class A common stock party to the Investors’ Rights Agreement and the holders of up to approximately 97,876,033 shares of our Class A common stock issued upon conversion of our Tranche I convertible notes, will be entitled to certain “piggyback” registration rights allowing such stockholders to include their shares in such registration. Such registration rights will be subject to certain marketing and other limitations, which, in the case of an underwritten offering, will be in the sole discretion of the underwriters. As a result, whenever we propose to file a registration statement under the Securities Act (including, for this purpose, a registration statement effected by us for other stockholders), other than (i) a registration relating to the sale or grant of securities to our employees or one of our subsidiaries pursuant to a stock option, stock purchase, equity incentive or similar plan, (ii) a registration related to an SEC Rule 145 transaction, (iii) a registration on any form that does include substantially the same information as would be required to be included in a registration statement covering the sale of our Class A common stock, (iv) in the case of a registration pursuant to the Investors’ Rights Agreement, a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, (v) with respect to a selling stockholder, a registration for a direct listing that includes all of the Class A common stock held by such stockholder or (vi) in the case of a registration pursuant to the Tranche I Purchase Agreement, any registration in connection with any initial public offering or a de-SPAC or direct listing, we shall, subject to certain conditions, cause to be registered all of the Class A common stock that each such stockholder has requested to be included in such registration. We shall have the right to terminate or withdraw any registration initiated pursuant to such “piggyback registration” rights described above before the effective date of such registration, whether or not any stockholder has elected to include shares of their Class A common stock in such registration. In addition, in an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares that these stockholders may include for registration. These "piggyback registration” rights with respect to any stockholder party to the Investors’ Rights Agreement or any holder of our Tranche I convertible notes will terminate once a Rule 144 or other similar exemption under the Securities Act is available for the sale of all of such stockholder’s shares of our Class A common stock without limitation during a three-month period without registration.
Anti-Takeover Effects of Various Provisions of Delaware Law and Our Charter and Our Bylaws
Provisions of the DGCL, our Charter and our Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise. These provisions, summarized below, would be expected to discourage certain types of coercive takeover practices and takeover bids our board of directors may consider inadequate and to encourage persons seeking to acquire control of our Company to first negotiate with us.
Multi-Class Structure. As described above under “—Common Stock—Voting Rights,” our Charter provides for a multi-class common stock structure, as a result of which our founders will maintain, until the Final Conversion Date, significant influence over any matter requiring stockholder approval, including the election of directors, the adoption of any amendments to our Charter or the Bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.
Board Classification. Until the third annual meeting of stockholders following the effectiveness of our Charter, our board of directors will be divided into three classes (Class I, Class II and Class III), one class of which will be elected each year by our stockholders. The first term of office of the Class I directors will expire at the first annual meeting of stockholders following the effectiveness of our Charter, the first term of office of the Class II directors will expire at the second annual meeting of stockholders following the effectiveness of our Charter and the first term of office of the Class III directors will expire at the third annual meeting of stockholders following the effectiveness of our Charter. Our Charter will provide that our board of directors will be fully declassified by the third annual meeting of stockholders following the effectiveness of our Charter, which is expected to occur in 2024, so that:
•at the first annual meeting of stockholders following the effectiveness of our Charter, the Class I directors will be elected for a term of office to expire at the third annual meeting of stockholders following the effectiveness of our Charter;
•at the second annual meeting of stockholders following the effectiveness of our Charter, the Class II directors will be elected for a term of office to expire at the third annual meeting of stockholders following the effectiveness of our Charter; and
•as of and after the third annual meeting of stockholders following the effectiveness of our Charter, all directors will be elected for one-year terms and will be up for election at each successive annual meeting.
During the time that our board of directors is classified, a third party may be discouraged from making a tender offer or otherwise attempting to obtain control of our Company because it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Undesignated Preferred Stock. Pursuant to our Charter, our board of directors has the power to issue preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and our board of directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change in control of our Company.
Board Vacancies to Be Filled by Remaining Directors and Not Stockholders. Our Charter provides that any vacancies, including any newly created directorships, on our board of directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director.
Special Meeting. Our Bylaws provide that special meetings of the stockholders may be called by (i) the chair of our board of directors, (ii) the lead independent director, if any, (iii) our board of directors pursuant to a resolution adopted by a majority of the total number of directors that we would have if all vacancies or unfilled directorships were filled, or (iv) subject to certain procedural requirements, the chair of our board of directors or the secretary of our Company at the written request of stockholders of record owning at least 25% of the voting power entitled to vote on the matter or matters entitled to vote at the meeting.
Our Bylaws do not permit a special meeting to be held at the request of stockholders if (i) the business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, our Charter or our Bylaws, (ii) our board of directors has called for or calls for an annual meeting to be held within 90 days after the special meeting request is delivered to the secretary of our Company and our board of directors determines that the business of the annual meeting includes an item of business that is identical or substantially similar (a “Similar Item”) to an item of business included in the special meeting request, (iii) the business conducted at the most recent annual meeting or any special meeting held within one year prior to the receipt of the special meeting request included a Similar Item or (iv) the special meeting request is delivered between 61 and 365 days after the earliest date of signature on a different request for a special meeting relating to a Similar Item.
Removal of Directors by Stockholders. Our Charter and our Bylaws provide that directors may be removed by stockholders (i) until our board of directors is no longer classified, only for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote, and (ii) from and after the date our board of directors is no longer classified, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote.
Stockholder Action. Our Charter provides that our stockholders may not take action by written consent for any matter and will only be able to take action at a duly called annual or special meeting of stockholders, except that for so long as any shares of our Class B common stock are outstanding, our Class B stockholders may take action by written consent for any action required or permitted to be taken by our Class B stockholders, voting separately as a class.
Advance Notice of Director Nominations and Stockholder Proposals. Our Bylaws contain advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before annual or special meetings of stockholders, as the case may be, and will also specify certain requirements regarding the form, content and timing of such notice. These provisions might preclude our stockholders from making nominations for directors or bringing other business before our annual or special meetings of stockholders, as the case may be, if the specified requirements are not satisfied.
Amendments to Our Charter and Our Bylaws. Under the DGCL, provisions of our Charter may not be adopted, altered, amended or repealed by stockholder action alone. Any such adoption, alteration, amendment or repeal to any provision of our Charter requires a board resolution approved by the majority of the outstanding capital stock entitled to vote. In addition, until the Final Conversion Date, an adoption, alteration, amendment or repeal of any provision of the Charter that affects the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B common stock will require the approval of at least 80% of the outstanding shares of Class B common stock, voting as a separate class.
Our Charter provides that our stockholders may adopt, amend, alter or repeal any provision of our Bylaws upon the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock entitled to vote. Subject to the right of stockholders as described in the immediately preceding sentence, our board of directors may also adopt, amend, alter or repeal any provision of our Bylaws.
Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the board of directors approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder before the time that the person became an interested stockholder;
•upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or
•the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our Company.
No Cumulative Voting. Our Charter prohibits cumulative voting in the election of directors.
Exclusive Forum. Under our Charter, unless we consent to a different forum, (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, our Charter or our Bylaws, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our Charter or our Bylaws, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware may only be brought before the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware)), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. In addition, any complaint asserting a cause of action arising under the Securities Act may only be brought before the federal district courts of the United States. Nothing in our Charter precludes stockholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.
Any person or entity purchasing or otherwise acquiring or holding any interest in our securities shall be deemed to have notice of and consented to these exclusive forum provisions. The enforceability of similar choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in our Charter to be inapplicable or unenforceable.
Limitations on Liability and Indemnification of Officers and Directors
Our Charter and our Bylaws include provisions that require us to indemnify, to the fullest extent allowable under the laws of the State of Delaware, any person who is or was a director or officer of our Company or serving at our request in any capacity at another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as the case may be. Our Charter and our Bylaws also provide that we must indemnify and advance reasonable expenses to such persons, subject to our receipt of an undertaking from the indemnified party to repay all amounts advanced if it is determined ultimately that the indemnified party is not entitled to be indemnified. We are also expressly authorized to carry directors’ and officers’ insurance to protect us and our directors and officers for some liabilities.
The limitation of liability and indemnification provisions in our Charter and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission if a director breaches his or her fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Transfer Agent and Registrar
The transfer agent and registrar for the Class A common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 62011 5th Avenue, Brooklyn, NY 11219.
Listing
Our Class A common stock is listed on the Nasdaq under the symbol “HOOD”.
Robinhood is more than just a name. It is a symbol of our inherent belief that participation is power. Community is part of everything we do at Robinhood. It starts with the community of customers we serve and it is enriched by the community of people who build our company.
Our mission to democratize finance for all is felt deep within our culture and driven by Robinhoodies, which is how employees refer to one another. Today, six years into our journey, our community is more important than ever. Our evolution as a business and a culture has stayed true to building a safe, diverse and welcoming place for all—employees, customers, those thinking about investing—anyone who wants to make a bold step forward.
We have employee resource groups like Rainbowhood, Latinhood, Asianhood, Sisterhood, Parenthood, and of course, Veterans and Black Excellence—they are the Robinhood communities that drive the soul of everything we do. Whether we are producing our Under the Hood podcast or Under the Hood blog or launching a new campaign, Robinhoodies pave the way.
Many of us benefit from the support of the communities that welcome us as we are. And if there is anything we know for certain, it is that we cannot be the company we are today without the people who helped make us Robinhood and the generation of new investors that embraced us.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Class A common stock.
As of the IPO Closing Date, there were outstanding an aggregate of 720,023,594 shares of Class A common stock, 130,155,246 shares of Class B common stock and no shares of Class C common stock, assuming no exercise of the IPO Underwriters’ option to purchase additional shares of Class A common stock in the IPO (which option was exercised with respect to 4,354,194 shares of Class A common stock as of August 31, 2021). Of these shares, 50% of the shares of Class A common stock sold in this offering by the selling stockholders and all shares sold in our IPO will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”), with the exception of 3,947,368 shares of our Class A common stock purchased by Salesforce Ventures LLC in our IPO, which shares are subject to a lock-up agreement, as described below. 50% of the shares of Class A common stock sold in this offering by the selling stockholders will also be subject to a lock-up agreement, as described below.
The remaining outstanding shares of Class A common stock (including any shares issuable upon conversion of our Class B common stock) will be, and, unless covered by a registration statement on Form S-8 or otherwise registered under the Securities Act, shares of Class A common stock underlying outstanding RSUs or subject to outstanding stock options will be on issuance, deemed to be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. As a result of the lock-up and market standoff agreements described below, and subject to such agreements and the provisions of Rules 144 and 701 under the Securities Act (including, with respect to shares held by affiliates, Rule 144 volume limitations), these restricted securities will be available for sale in the public market as follows (assuming no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to the IPO Closing Date).

Earliest Date Available for Sale in Public Market	Number of Shares of Class A Common Stock
The IPO Effective Date.
Up to 48,938,017 shares of Class A common stock, representing 50% of the shares of Class A common stock issued upon conversion of the Tranche I convertible notes in our IPO pursuant to the Tranche I Note Conversion. However, because the Tranche I convertible notes were issued less than one year prior to the IPO Effective Date, such shares will generally not be eligible for sale in the public market until the date of this prospectus or until the expiration of the applicable holding period under Rule 144 (as described below), if earlier.

Earliest Date Available for Sale in Public Market	Number of Shares of Class A Common Stock
July 29, 2021 (the first trading day on which our Class A common stock is traded on Nasdaq).
Up to 12,569,380 shares of Class A common stock, representing 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock held, as of the IPO Effective Date, by our General Employees and Directors (as defined below), with such 15% calculated after excluding any shares withheld for taxes associated with IPO-Vesting Time-Based RSUs.

The Tranche I Release Date (as defined below).
Up to 48,938,017 shares of Class A common stock, representing the remaining 50% of the shares of Class A common stock issued upon conversion of the Tranche I convertible notes in connection with our IPO pursuant to the Tranche I Note Conversion, which shares are subject to lock-up agreements during the period beginning on the IPO Effective Date and ending on the Tranche I Release Date.

October 27, 2021 (the 91st day after the IPO Effective Date).
Up to 12,569,380 shares of Class A common stock, representing an additional 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock held, as of the IPO Effective Date, by our General Employees and Directors, with such 15% calculated after excluding any shares withheld for taxes associated with IPO-Vesting Time-Based RSUs.

The First Earnings-Related Release Date (as defined below), provided that the reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the initial public offering price $38.00 both (a) on the Pricing Condition Measurement Date (as defined below) and (b) for at least nine of the 14 consecutive trading days immediately preceding, but excluding, the Pricing Condition Measurement Date.
If such reported closing price is at least 33%, but less than 50%, greater than the initial public offering price for the requisite days, up to 48,860,612 shares of Class A common stock, representing 10% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (but excluding our Tranche I convertible notes, Tranche II convertible notes and warrants and shares issued or issuable upon conversion or exercise thereof) held, as of the date of the IPO Effective Date, by the parties to our Investors’ Rights Agreement (which includes the holders of our preferred stock outstanding immediately prior to the completion of our IPO) and certain other non-employee holders of our common stock outstanding immediately prior to the completion of our IPO. Alternatively, if such reported closing price is at least 50% greater than the initial public offering price for the requisite days, up to 97,721,225 shares of Class A common stock, representing 20% of such shares and securities held by such parties as of the IPO Effective Date. In addition, up to 10% or 20%, as applicable, of the 3,947,368 shares of our Class A common stock purchased by Salesforce Ventures LLC in our IPO is also subject to early release upon satisfaction of the closing price conditions described above.

Earliest Date Available for Sale in Public Market	Number of Shares of Class A Common Stock

In addition, up to 9,764,123 shares of Class A common stock, representing 5% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including our Class B common stock) held, as of the date of the IPO Effective Date (but after giving effect to the sale of Class A common stock in our IPO by the selling stockholders), by each of our founders and our Chief Financial Officer, with such 5% calculated after excluding any shares withheld for taxes associated with IPO-Vesting Time-Based RSUs and any Market-Based RSUs for which all vesting conditions were met in connection with our IPO.

December 1, 2021 (the 126th day after the IPO Effective Date).
Up to 567,904,782 shares of Class A common stock representing shares of Class A common stock subject to lock-up or market standoff agreements during the restricted period beginning on the IPO Effective Date, as described below (which includes  shares of Class A common stock issuable upon conversion of Class B common stock held by our founders), as well as the shares of our Class A common stock purchased by Salesforce Ventures LLC in our IPO, and in each case not subject to early release from such lock-up restrictions pursuant to the release provisions described above and under “—Lock-up and Market Standoff Agreements” below.

Rule 144
Under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, provided we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (including before we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days).
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, within any three-month period, a number of those shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which equals approximately 7,200,236 shares as of the IPO Closing Date; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and requirements related to the availability of current public information about us.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired Class A common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of our IPO registration statement and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the IPO Effective Date in reliance on Rule 144, but without complying with the manner of sale, notice requirements, requirements related to the availability of current public information or volume limitation provisions of Rule 144. The SEC has indicated that Rule 701 applies to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, and will apply to shares acquired upon exercise of such stock options, including exercises after the IPO Effective Date. Persons who are our “affiliates” may resell those shares beginning 90 days after the IPO Effective Date without compliance with minimum holding period requirements under Rule 144.
Lock-up and Market Standoff Agreements
None of the shares of Class A common stock sold in our IPO are subject to lock-up agreements, with the exception of 3,947,368 shares of our Class A common stock purchased by Salesforce Ventures LLC in our IPO. We and all of our directors, executive officers and certain other record holders, that together represent approximately 94% of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including our Class B common stock) outstanding immediately prior to our IPO, are subject to lock-up agreements with the underwriters or certain market standoff agreements with us, in each case on the respective terms described below, which prohibit the sale of any such shares of Class A common stock during the restricted period or prior to the Tranche I Release Date (as defined below), as applicable, subject to early release and certain other exceptions. The remaining 6% of shares of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock outstanding immediately prior to our IPO, which are not subject to any such lock-up or market standoff agreements, consist of 50% of the shares of our Class A common stock issued upon the conversion of our Tranche I convertible notes upon the completion of our IPO. Of the 94% of shares of our outstanding Class A common stock immediately prior to our IPO subject to the restrictions in such agreements, approximately 6% of such shares (consisting of the remaining 50% of the shares of our Class A common stock issued upon the conversion of our Tranche I convertible notes in connection with our IPO) will only be subject to such restrictions during the period beginning on the IPO Effective Date and ending 28 days after the date of this prospectus.
We and all of our directors, executive officers and certain other record holders, that together represent approximately 85% of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including our Class B common stock) outstanding immediately prior to our IPO, are subject to lock-up agreements with the underwriters or market standoff agreements with us under our Investors’ Rights Agreement, the Tranche II Purchase Agreement, our warrants or certain stockholder agreements, as applicable, for the benefit of the underwriters agreeing that, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, in accordance with the terms of such agreements, during the period beginning on the IPO Effective Date and ending on December 1, 2021, which is the 126th day after the date of the IPO Effective Date (such period, the “restricted period”):
(1)lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of (directly or indirectly) any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for our Class A common stock;
(2)engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to effect or which reasonably could be expected to lead to or result in a sale or disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for our Class A common stock, whether any such transaction described in this clause (2) or clause (1) above is to be settled by delivery of our Class A common stock or other securities, in cash or otherwise; or
(3)publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above (except as permitted under the early release or exceptions described elsewhere in this prospectus).
In addition to the above, an additional approximately 2% of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock immediately prior to our IPO is subject to market standoff provisions and, in the case of equity awards issued under our 2013 Plan, rights of first refusal, applicable to equity awards issued under our equity incentive plans that restrict the holders of such securities from taking any of the actions with respect to such securities described by clause (1) above during the restricted period.
Notwithstanding the foregoing, such restricted period has been or will be earlier terminated for certain of our stockholders as follows:
•Founders and Chief Financial Officer: up to 5% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (including our Class B common stock and the Market-Based RSUs) held, as of the IPO Effective Date (but after giving effect to the sale of Class A common stock in our IPO by the selling stockholders in our IPO), by each of our founders and our Chief Financial Officer, with such 5% calculated after excluding any shares withheld for taxes associated with IPO-Vesting RSUs, may be sold on or after October 27, 2021 (the 91st day after the IPO Effective Date, the “First Earnings-Related Release Date”); provided that the reported closing price of our Class A common stock on Nasdaq is at least 33% greater than the IPO price per share set forth on the cover page of the final IPO prospectus both (a) on October 27, 2021, the full first trading day after the 90th day after the IPO Effective Date (the “Pricing Condition Measurement Date”) and (b) for at least nine of the 14 consecutive trading days immediately preceding, but excluding, the Pricing Condition Measurement Date. Any sales made by our founders and Chief Financial Officer pursuant to such early release provisions are expected to be made pursuant to one or more 10b5-1 plans;

•Preferred holders and certain non-employee common holders:
◦if the reported closing price of our Class A common stock on Nasdaq is at least 33%, but less than 50%, greater than the IPO price per share set forth on the cover page of the final IPO prospectus both (a) on the Pricing Condition Measurement Date and (b) for at least nine of the 14 consecutive trading days immediately preceding, but excluding, the Pricing Condition Measurement Date, then up to 10% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (but excluding our Tranche I convertible notes, Tranche II convertible notes and warrants and shares issued or issuable upon exercise or conversion thereof) held, as of the IPO Effective Date, by the parties to our Investors’ Rights Agreement (which includes the holders of our preferred stock outstanding immediately prior to the completion of our IPO) and certain other non-employee holders of our common stock outstanding immediately prior to the completion of our IPO may be sold beginning on the First Earnings-Related Release Date; or
◦if the reported closing price of our Class A common stock on Nasdaq is at least 50% greater than the IPO price per share set forth on the cover page of the final IPO prospectus both (a) on the Pricing Condition Measurement Date and (b) for at least nine of the 14 consecutive trading days immediately preceding, but excluding, the Pricing Condition Measurement Date, then up to 20% of such shares and securities may be sold beginning on the First Earnings-Related Release Date; and
•General Employees and Directors:
◦up to 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock held, as of the IPO Effective Date, by our directors, officers and current and former employees and consultants (other than our founders and our Chief Financial Officer, who are discussed above) (our “General Employees and Directors”), with such 15% calculated after excluding any shares withheld for taxes associated with IPO-Vesting RSUs, could be sold beginning at the commencement of trading on July 29, 2021, the first trading day on which our Class A common stock was traded on Nasdaq; and
◦up to an additional 15% of the shares of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock held, as of the IPO Effective Date, by our General Employees and Directors, with such 15% calculated after excluding any shares withheld for taxes associated with IPO-Vesting Time-Based RSUs, may be sold beginning on October 27, 2021, the 91st day after the IPO Effective Date.
In addition, pursuant to the Tranche I Purchase Agreement, holders of the shares of our Class A common stock issued upon the conversion of our Tranche I convertible notes have agreed that, during the period beginning on the IPO Effective Date and ending 28 days after the date of this prospectus (the “Tranche I Release Date”), such holders will not take any of the actions described in the foregoing clauses (1)-(3) with respect to 50% of such shares (it being understood that the remaining 50% of such shares will not be subject to any such lock-up agreement). As a result of the foregoing, approximately 6% of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock outstanding immediately prior to our IPO will not be subject to the restrictions in such agreements, and an additional approximately 6% is only subject to lock-up agreements during the period beginning on the date of this prospectus and ending on the Tranche I Release Date.
The lock-up agreements and market standoff agreements described above are subject to a number of exceptions, including sales of shares on the open market to cover taxes or estimated taxes due as a result of vesting or settlement of RSUs during the restricted period. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion as representatives of the underwriters of our IPO, may release the Class A common stock and other securities subject to the lock-up and market standoff agreements described above in whole or in part at any time. See “Underwriting (Conflicts of Interest)” for more information about these exceptions and a further description of these agreements.
In addition, pursuant to our Investors’ Rights Agreement and agreements entered into by certain non-employee holders of our common stock outstanding immediately prior to the completion of our IPO, if the terms of the lock-up agreements with any of our directors, officers or greater than 1% stockholders are terminated or waived (other than pursuant to the lock-up exceptions and early release provisions referenced above), then the parties to our Investors’ Rights Agreement and such non-employee stockholders will be entitled to a pro rata termination or waiver with respect to their securities, subject to the lock-up agreements or market stand-off provisions described above, subject to certain exceptions for permitted terminations and waivers, including any waiver of up to 1% of our total outstanding shares of Class A common stock (calculated on a fully diluted basis, but without giving effect to the conversion of any convertible notes or our warrants), waivers in which the recipient of such shares agreed to be bound by the same lock-up agreement, waivers for hardship and waivers in connection with a follow-on offering of our Class A common stock.
Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the Rule 144 and Rule 701 limitations discussed above.
Equity Plans
We filed a registration statement on Form S-8 under the Securities Act to register the offer and sale of all of the shares of our Class A common stock issuable or reserved for issuance under our employee benefit plans and may file additional registration statements on Form S-8 in the future. We also filed a resale registration statement on Form S-8 under the Securities Act covering shares of Class A common stock issued prior to or upon completion of our IPO (including upon the settlement of IPO-Vesting Time-Based RSUs) pursuant to awards previously granted under our 2020 Plan and our 2013 Plan. Shares covered by such registration statements will be eligible for sale, or resale, in the public market, subject to vesting restrictions, any applicable lockup and market standoff agreements described above and, with respect to shares held by affiliates, Rule 144 limitations. For more information about our employee benefit plans, see “Executive Compensation—Employee Benefits and Stock Plans.”
Registration Rights
Pursuant to our Investors’ Rights Agreement, stockholders party thereto (which, as of the date of this prospectus, consists of holders of Class A Common Stock that was received upon the automatic conversion our redeemable convertible preferred stock prior to our IPO, and may in the future include holders of shares of Class A common stock issued upon exercise of our warrants or conversion of our convertible notes) or their transferees will be entitled to certain rights with respect to the registration under the Securities Act of the offer and sale of the shares of Class A common stock they received upon the automatic conversion of our redeemable convertible preferred stock immediately prior to completion of our IPO. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market, subject to the lock-up and market standoff agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There is no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account on an applicable financial statement; and

•tax-qualified retirement plans.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our Class A common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce a Non-U.S. Holder’s basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of our Class A common stock, as described below under “—Gain on Sale or Other Disposition of our Class A Common Stock.”
Dividends paid to a Non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below), a Non-U.S. Holder will be required to provide a properly executed applicable IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying the Non-U.S. Holder’s entitlement to benefits under a treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United

States), the Non-U.S. Holder will generally be taxed on the dividends on a net income basis at regular rates applicable to a U.S. person. In this case, the Non-U.S. Holder will be exempt from the withholding tax discussed in the preceding paragraph, although the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) for corporations.
Gain on Sale or Other Disposition of our Class A Common Stock
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become a USRPHC in the future. Even if we were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Informational Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

PLAN OF DISTRIBUTION
The selling stockholders, or their pledgees, donees (including charitable organizations), transferees or other successors-in-interest, may from time to time, sell any or all of the shares of Class A common stock offered by this prospectus either directly by such individual, or through underwriters, dealers or agents or on any exchange on which the shares of common stock may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The selling stockholders may use any one or more of the following methods when selling shares of our common stock:
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•any exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•distributions to their members, partners or stockholders;
•settlement of short sales entered into after the effective date of the registration statement of which the prospectus will form a part;
•broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share;
•through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•a combination of any such methods of sale; or
•any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares of common stock under Rule 144 under the Securities Act, if available, or otherwise as permitted pursuant to applicable law, rather than under this prospectus.
Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of the shares of common stock under this prospectus, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to the prospectus, in the case of any agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority Rule 2121 (“Rule 2121”), and, in the case of a principal transaction a markup or markdown in compliance with Rule 2121.
In connection with sales of the Class A common stock under this prospectus or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class A common stock in the course of hedging the positions they assume. The selling stockholders may also sell the Class A common stock short and deliver them to close their short positions, or loan or pledge the Class A common stock to broker-dealers that in turn may sell them. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of Class A common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use the Class A common stock registered on the registration statement of which this prospectus forms a part to cover short sales of our Class A common stock made prior to the date the registration statement has been declared effective by the SEC.
The selling stockholders may from time to time pledge or grant a security interest in some or all of the Class A common stock owned by them, and the pledgees or secured parties will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling stockholder takes such actions, the number of securities under this prospectus on behalf of such selling stockholder will decrease. The selling stockholders may also transfer and donate the Class A common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The selling stockholders and any underwriters, dealers or agents that participate in distribution of the securities may be deemed to be underwriters, and any profit on sale of the securities by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.
A selling stockholder that is an entity may elect to make an in-kind distribution of Class A common stock to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus.
We will not receive any of the proceeds from this offering. There can be no assurances that the selling stockholders will sell any or all of the securities offered under this prospectus.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
The consolidated financial statements of Robinhood Markets, Inc. at December 31, 2019 and 2020 and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
The SEC maintains an internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement for this offering at the SEC’s internet website.
We are subject to the informational and periodic reporting requirements of the Exchange Act. We will continue to fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.robinhood.com. The information contained in, or which can be accessed through, our website does not constitute a part of this prospectus and you should not consider information contained on our website when deciding whether to purchase shares of our Class A common stock.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Robinhood Markets, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Robinhood Markets, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive income (loss), cash flows, and mezzanine equity and stockholders’ deficit for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2017.
San Jose, California
March 22, 2021

ROBINHOOD MARKETS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share and per share data)	2019	2020
Assets
Current assets:
Cash and cash equivalents	$644,050	$1,402,629
Cash and securities segregated under federal and other regulations	2,420,354	4,914,660
Receivables from brokers, dealers and clearing organizations	20,714	124,501
Receivables from users, net	640,171	3,354,142
Deposits with clearing organizations	122,477	225,514
Other current assets	28,342	851,138
Total current assets	3,876,108	10,872,584
Property, software and equipment, net	25,301	45,834
Restricted cash	5,164	7,364
Non-current assets	37,827	62,692
Total assets	$3,944,400	$10,988,474
Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$37,587	$104,649
Payables to users	2,365,151	5,897,242
Securities loaned	674,029	1,921,118
Other current liabilities	24,613	893,036
Total current liabilities	3,101,380	8,816,045
Other non-current liabilities	27,657	48,012
Total liabilities	3,129,037	8,864,057
Commitments and contingencies (Note 14)
Mezzanine equity
Redeemable convertible preferred stock, $0.0001 par value. 643,333,662 and 414,033,220 authorized at December 31, 2019 and December 31, 2020. 321,626,778 and 412,742,897 issued and outstanding at December 31, 2019 and December 31, 2020. Liquidation preference of $922,786 and $2,191,086 at December 31, 2019 and December 31, 2020.	912,411	2,179,739
Stockholders’ deficit:
Common stock, $0.0001 par value, 1,400,000,000 and 777,354,000 shares authorized at December 31, 2019 and December 31, 2020. 224,802,545 and 229,031,546 shares issued and outstanding at December 31, 2019 and December 31, 2020.	1	1
Additional paid-in capital	99,439	134,307
Accumulated other comprehensive income	189	473
Accumulated deficit	(196,677)	(190,103)
Total stockholders’ deficit	(97,048)	(55,322)
Total liabilities, mezzanine equity and stockholders’ deficit	$3,944,400	$10,988,474
See Accompanying Notes to the Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in thousands, except share and per share data)	2019	2020
Revenues:
Transaction-based revenues	$170,831	$720,133
Net interest revenues	70,639	177,437
Other revenues	36,063	61,263
Total net revenues	277,533	958,833

Operating expenses:
Brokerage and transaction	45,459	111,083
Technology and development	94,932	215,630
Operations	33,869	137,905
Marketing	124,699	185,741
General and administrative	85,504	294,694
Total operating expenses	384,463	945,053

Other expense (income), net	657	(50)
Income (loss) before income tax	(107,587)	13,830
Provision for (benefit from) income taxes	(1,018)	6,381
Net income (loss)	$(106,569)	$7,449
Net income (loss) attributable to common stockholders:
Basic	(106,569)	2,848
Diluted	(106,569)	2,848
Net income (loss) per share attributable to common stockholders:
Basic	$(0.48)	$0.01
Diluted	$(0.48)	$0.01
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	221,664,610	225,748,355
Diluted	221,664,610	244,997,388
See Accompanying Notes to the Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
(in thousands)	2019	2020
Net income (loss)	$(106,569)	$7,449
Other comprehensive income, net of tax:
Foreign currency translation	179	284
Total other comprehensive income, net of tax	179	284
Total comprehensive income (loss)	$(106,390)	$7,733
See Accompanying Notes to the Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2019	2020
Operating activities:
Net income (loss)	$(106,569)	$7,449
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,444	9,938
Provision for credit losses	11,109	59,134
Share-based compensation	26,667	24,330
Deferred income taxes	(665)	(261)
Other	834	2,400
Changes in operating assets and liabilities:
Segregated securities under federal and other regulations	—	(134,994)
Receivables from brokers, dealers and clearing organizations	(9,081)	(103,787)
Receivables from users, net	(64,711)	(2,771,967)
Deposits with clearing organizations	(85,547)	(103,037)
Other current and non-current assets	(47,758)	(848,538)
Accounts payable and accrued expenses	13,895	67,117
Payables to users	802,817	3,532,091
Securities loaned	674,029	1,247,089
Other current and non-current liabilities	39,621	889,290
Net cash provided by operating activities	1,260,085	1,876,254
Investing activities:
Purchase of property, software and equipment	(7,255)	(24,443)
Capitalization of internally developed software	(5,198)	(7,887)
Sales, maturities and paydowns of marketable securities	141	—
Net cash used in investing activities	(12,312)	(32,330)
Financing activities:
Draws on credit facilities	137,000	937,700
Repayments on credit facilities	(137,000)	(937,700)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	372,733	1,267,328
Proceeds from exercise of stock options, net of repurchases	2,617	8,555
Net cash provided by financing activities	375,350	1,275,883
Effect of foreign exchange rate changes on cash and cash equivalents	179	284
Net increase in cash, cash equivalents, segregated cash and restricted cash	1,623,302	3,120,091
Cash, cash equivalents, segregated cash and restricted cash, beginning of the period	1,446,266	3,069,568
Cash, cash equivalents, segregated cash and restricted cash, end of the period	$3,069,568	$6,189,659
Cash and cash equivalents, end of the period	$644,050	$1,402,629
Segregated cash, end of the period	2,420,354	4,779,666
Restricted cash, end of the period	5,164	7,364
Cash, cash equivalents, segregated cash and restricted cash, end of the period	$3,069,568	$6,189,659
Supplemental disclosures:
Cash paid for interest	$621	$3,207
Cash paid for income taxes	$1,396	$5,689
See Accompanying Notes to the Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
(in thousands, except for number of shares)	Shares	Amount	Shares	Amount
Balance at December 31, 2018	291,739,421	$539,678	220,339,931	$1	$68,615	$10	$(90,108)	$(21,482)
Net loss	—	—	—	—	—	—	(106,569)	(106,569)
Shares issued in connection with employee stock plans	—	—	4,472,624	—	2,291	—	—	2,291
Issuance of Series E convertible preferred stock, net of issuance costs	29,887,357	372,733	—	—	—	—	—	—
Repurchases of common stock	—	—	(10,010)	—	—	—	—	—
Vesting of early-exercised stock options	—	—	—	—	1,205	—	—	1,205
Change in other comprehensive income	—	—	—	—	—	179	—	179
Share-based compensation	—	—	—	—	27,328	—	—	27,328
Balance at December 31, 2019	321,626,778	$912,411	224,802,545	$1	$99,439	$189	$(196,677)	$(97,048)
Net income	—	—	—	—	—	—	7,449	7,449
Shares issued in connection with employee stock plans	—	—	4,310,197	—	9,415	—	—	9,415
Issuance of Series F convertible preferred stock, net of issuance costs	48,000,000	599,284	—	—	—	—	—	—
Issuance of Series G convertible preferred stock, net of issuance costs	43,116,119	668,044	—	—	—	—	—	—
Repurchases of common stock	—	—	(81,196)	—	—	—	(875)	(875)
Vesting of early-exercised stock options	—	—	—	—	527	—	—	527
Change in other comprehensive income	—	—	—	—	—	284	—	284
Share-based compensation	—	—	—	—	24,926	—	—	24,926
Balance at December 31, 2020	412,742,897	$2,179,739	229,031,546	$1	$134,307	$473	$(190,103)	$(55,322)
See Accompanying Notes to the Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Robinhood Markets, Inc. (“RHM”, together with its subsidiaries, “Robinhood”, the “Company”, “we”, or “us”) was incorporated in the State of Delaware on November 22, 2013. Our most significant, wholly-owned subsidiaries are:
•Robinhood Financial LLC (“RHF”), a registered introducing broker-dealer;
•Robinhood Securities, LLC (“RHS”), a registered clearing broker-dealer; and
•Robinhood Crypto, LLC (“RHC”), provides users the ability to buy and sell cryptocurrencies
Our mission is to democratize finance for all. We are building products and services that make it easier for people from all backgrounds to participate in the financial system. Our approach is to build easy-to-use and low cost financial products and services for our users. When we first began operating, we started by offering users the ability to buy and sell equities, and have since expanded our brokerage operations to allow retail investors access to other investment vehicles by offering commission-free trading for both options and cryptocurrencies, in addition to equities. We now offer a variety of services to our users to facilitate their trading experience, including a subscription service, Robinhood Gold, which allows users to access premium features such as enhanced instant access to deposits, professional research, Nasdaq Level II market data and, upon approval, access to margin investing. We have a fractional shares program which allows users to purchase and sell fractions of a share in certain equities, enabling users to place real-time fractional share orders in dollar amounts or share amounts, with purchases rounded to the nearest penny and the ability to purchase as small as 1/1,000,000 of a share. We also have a cash management program which allows users’ uninvested cash balances to earn interest through a cash sweep program with program banks insured by Federal Deposit Insurance Corporation (“FDIC”) and to be used to make purchases and ATM withdrawals through a co-branded debit card with Mastercard® bearing the logo of Robinhood (“Robinhood debit card”).
Acting as the agent of the user, we facilitate the purchase and sale of equities, options and cryptocurrencies through our platform by routing transactions through market makers, who are responsible for trade execution. Upon execution of a trade, users are legally required to purchase equities, options, or cryptocurrencies for cash from the transaction counterparty or to sell equities, options or cryptocurrencies for cash to the transaction counterparty, depending on the transaction. Acting as agent, we facilitate and confirm trades only when there are binding, matched legal obligations from the user and the market maker on both sides of the trade. Our users have ownership of the securities, including those that collateralize margin loans, and cryptocurrencies transacted on our platform and, as a result, any such securities or cryptocurrencies owned by users are not presented in our consolidated balance sheets.
In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as “COVID-19” to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. In response to the pandemic, we have enabled nearly all of our employees to work remotely and have restricted business travel. Throughout the COVID-19 pandemic, we have seen substantial growth in our user base, retention, engagement and trading activity metrics, as well as continued gains and periodic all-time highs achieved by the equity markets generally. During the COVID-19 pandemic, we have seen an increasing interest in personal finance and investing, coupled with low interest rates and a positive market environment, especially in the U.S. equity markets, that has encouraged an unprecedented number of first-time retail investors to become our customers and begin trading on our platform. At the same time, the COVID-19 pandemic has resulted, in part, in inefficiencies or delays in our business, operational challenges and additional costs related to business continuity initiatives as our workforce has fully transitioned to remote working. The

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
extent of the impact of COVID-19 on our business and financial results will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the ability to reintegrate our workforce or of our workforce to adapt to the long-term distributed workforce model (with some employees part- or full-time remote, and others not) we expect to adopt, the impact on capital and financial markets and the related impact on the financial circumstances of our customers, all of which are highly uncertain and cannot be predicted.
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of RHM and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.
Use of estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Assumptions and estimates used in preparing our consolidated financial statements include those related to the determination of allowances for credit losses, the capitalization and estimated useful life of internally developed software, contingent liabilities, useful lives of property and equipment, the incremental borrowing rate used to determine the present value of lease payments, the valuation and recognition of share-based compensation, uncertain tax positions, and the recognition and measurement of current and deferred income tax assets and liabilities. Actual results could differ from these estimates and could have a material adverse effect on our consolidated financial statements.
Segment Information
We operate and report financial information in one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. All our revenues and substantially all of our assets are attributed to or located in the United States.
Revenue recognition
Transaction-based revenues
We primarily earn transaction-based revenues from routing user orders for options, equities and cryptocurrencies to market makers when the performance obligation is satisfied, which is at the point in time when a routed order is executed by the market maker. The transaction price for options is on a per contract basis, while for equities it is primarily based on the bid-ask spread of the underlying trading activity. For cryptocurrencies, the transaction price is a fixed percentage of the notional order value. For each trade type, all market makers pay the same transaction price. Payments are collected monthly in arrears from each market maker.
Net interest revenues
Net interest revenues consist of interest revenues less interest expenses.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
We earn and incur interest revenues and expense on securities lending transactions. We also earn interest on margin loans to users, which constitute the majority of receivables from users, net in the consolidated balance sheets, and on our segregated cash, cash and cash equivalents, and deposits with clearing organizations. We incur interest expenses in connection with our revolving credit facilities.
Other revenues
Other revenues primarily consists of Robinhood Gold, a paid subscription service that provides customers with premium features, such as enhanced instant access to deposits, professional research, Nasdaq Level II market data and, upon approval, access to margin investing. Our contract with users are for a term of 30 days and renew automatically each month. Subscription revenue is recognized ratably over the subscription period as the performance obligation is satisfied.
Other revenues also consist of proxy rebates and miscellaneous fees charged to users. Proxy rebates are revenues earned through our partnership with a third-party investor communications company. We provide certain shareholder information to the third-party company, which is used to send investor materials to shareholders, such as materials related to shareholder meetings and voting instruction forms. We earn a share of the revenue the third-party company receives from issuers, and recognize the revenue when the performance obligation of providing data is satisfied.
Miscellaneous fees are primarily Automated Customer Account Transfer Services (“ACATS”) fees, which are charged to users for facilitating the transfer of part or all of their accounts to another broker-dealer. We recognize revenue when our performance obligation of administering the transfer is satisfied.
Concentration of credit risk
We had revenues from market makers in excess of 10% of total revenues, as follows:

	Year Ended December 31,
	2019	2020
Market maker:
Citadel Securities, LLC	29%	34%
Entities affiliated with Susquehanna International Group, LLP(1)	13%	18%
Entities affiliated with Wolverine Holdings, L.P.(2)	12%	10%
All others individually less than 10%	8%	13%
Total as percentage of total revenue:	62%	75%
_____________
(1)Consists of Global Execution Brokers, LP and G1X Execution Services, LLC
(2)Consists of Wolverine Execution Services, LLC and Wolverine Securities LLC
We are engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions when applicable. In the event our counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is our policy to review, as necessary, the credit standing of each counterparty.
Operating expenses
Brokerage and transaction
Brokerage and transaction costs primarily consist of fees paid to centralized clearinghouses and regulatory fees, market data expenses, compensation and benefits, including share-based compensation, for employees engaged in clearing and brokerage functions, and allocated overhead.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Technology and development
Technology and development costs primarily consist of compensation and benefits, including share-based compensation, for engineering, data science, and design personnel, costs incurred to support and improve our platform, costs incurred in connection with the development of new products, costs associated with computer hardware and software, allocated overhead, and amortization of internally developed software.
Operations
Operations costs primarily consist of customer service related expenses, including compensation and benefits, which includes share-based compensation, for employees engaged in customer support, third-party customer service expenses, customer onboarding and account verification and allocated overhead. Operations costs also include our provision for credit losses primarily in connection with unrecoverable receivables due to fraudulent, unlawful or otherwise inappropriate customer behavior, such as when customers initiate deposits into their accounts, make trades on our platform using a short-term extension of credit from us, and then repatriate or reverse the deposits, resulting in a loss to us of the credited amount (which we refer to as “Fraudulent Deposit Transactions”) as well as chargebacks for unauthorized debit card transactions; and to a lesser extent, losses on margin borrowings.
Marketing
Marketing costs primarily consist of expenses associated with our stock referral program (the “Robinhood Referral Program”), production and placement of advertisements in various media outlets, including online and on television, and customer goodwill, which primarily related to costs to remediate losses experienced by our users due to service interruptions on our platform and reimbursement of direct losses that happen due to unauthorized activity that is not the fault of our users. Marketing costs also include compensation and benefits, including share-based compensation, for employees engaged in the marketing function and allocated overhead. Advertising costs are expensed as incurred and were $119.6 million and $157.1 million in the years ended December 31, 2019 and 2020.
General and administrative
General and administrative costs consist primarily of compensation and benefits, including share-based compensation, for certain executives as well as employees engaged in legal, finance, human resources, risk, and compliance. General and administrative costs also includes certain legal settlements and professional fees, such as, but not limited to, legal, audit and accounting fees, as well as allocated overhead.
Research and development costs
Research and development costs described in Accounting Standards Codification (“ASC”) 730, Research and Development, are expensed as incurred.  Our research and development costs consist primarily of employee compensation and benefits for our engineering and research teams, including share-based compensation. Research and development costs recorded in operating expenses under ASC 730 were $27.7 million and $52.2 million for the years ended December 31, 2019 and 2020.
Share-based compensation
Stock Options
We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of stock options is recognized as compensation on a straight-line basis over the requisite service period. Forfeitures are accounted for when they occur.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Black-Scholes option-pricing model incorporates various assumptions in estimating the fair value of stock-based awards. These variables include:
Fair value of our common stock—Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock including: contemporaneous third-party valuations of our common stock, sales of our common and redeemable convertible preferred stock to third-party investors in arms-length transactions, our operating and financial performance, the valuation of comparable companies, the lack of marketability, and general and industry specific economic outlook, amongst other factors.
Expected volatility—Expected volatility is a measure of the amount by which the stock price is expected to fluctuate. Since we do not have sufficient trading history of our common stock, we estimate the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies over a period equal to the expected term of the award.
Expected term—We determine the expected term based on the average period the stock options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.
Risk-free interest rate—Based on the U.S. Treasury yield curve that corresponds with the expected term at the time of grant.
Expected dividend yield—We utilize a dividend yield of 0% as we have not paid, and do not anticipate paying, dividends on our common stock.
Assumptions used in valuing non-employee stock options are generally consistent with those used for employee stock options with the exception that the expected term is over the contractual life.
Performance-based RSUs
We have granted RSUs that vest upon the satisfaction of both time-based service and performance-based conditions. The fair value of these RSUs is estimated based on the fair value of our common stock on the date of grant. The time-based service condition for these awards is generally satisfied over four years. The performance-based conditions are satisfied upon the occurrence of a qualifying event, defined as the earlier of (i) the closing of certain, specific liquidation or change in control transactions, or (ii) an initial public offering (“IPO”). We record share-based compensation expense for performance-based equity awards on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. As of December 31, 2019 and 2020, we had not recognized share-based compensation for awards with performance-based conditions because the qualifying event described above had not occurred and, therefore, could not be considered probable. In the period in which our qualifying event is probable, we will record a cumulative one-time share-based compensation expense determined using the grant-date fair values. Share-based compensation related to remaining time-based service after the qualifying event will be recorded over the remaining requisite service period.
Market-Based RSUs
We have granted RSUs that vest upon the satisfaction of all the following conditions: time-based service conditions, performance-based conditions, and market-based conditions. The time-based service condition for these awards generally is satisfied over six years. The performance-based conditions are

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
satisfied upon the occurrence of a qualifying event, as described above. The market-based conditions are satisfied upon our achievement of specified initial public offering prices.
For market-based awards, we determine the grant-date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected capital raise percentage. We estimate the expected term based on various exercise scenarios, as these awards are not considered “plain vanilla.” We estimate the expected date of a qualifying event based on our expectation at the time of measurement of the award’s value.
We record share-based compensation expense for market-based equity awards on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. We determine the requisite service period by comparing the derived service period to achieve the market-based condition and the explicit time-based service period, using the longer of the two service periods as the requisite service period. As of December 31, 2019 and 2020, we had not recognized share-based compensation expense for awards with performance-based conditions because the qualifying event described above had not occurred and, therefore, could not be considered probable. In the period in which our qualifying event is probable, we will record a cumulative one-time share-based compensation expense determined using the grant-date fair values.
Loss contingencies
We are subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. We establish an accrual for losses at management’s best estimate when we assess that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If no amount within the range is considered a better estimate than any other amount, an accrual for losses is recorded based on the bottom amount of the range. Accrual for loss contingencies are recorded in accounts payable and accrued expenses on the consolidated balance sheets and expensed in general and administrative expenses in our consolidated statements of operations. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate.
Earnings (loss) per share
Basic and diluted earnings per share are computed using the two-class method, which considers participating securities as a separate class of shares. Our participating securities consist of all series of our redeemable convertible preferred stock. Under the two-class method, net loss is not allocated to the redeemable convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in our losses.
Basic earnings per share is computed by dividing net income available to our common stockholders, adjusted to exclude earnings allocated to participating securities, by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period.
Cash and cash equivalents
We consider all highly liquid financial instruments with maturities at the time of purchase of three months or less to be cash equivalents. Cash and cash equivalents include deposits with banks and money market funds that are not segregated and deposited for regulatory purposes or to meet margin

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
requirements at clearinghouses. We maintain cash in bank accounts at financial institutions that exceed federally insured limits. We also maintain cash in money market funds which are not FDIC insured. We are subject to credit risk to the extent any financial institution with which we conduct business is unable to fulfill contractual obligations on our behalf. As we have not experienced any losses in such accounts and we believe that we have placed our cash on deposit with financial institutions which are financially stable, we do not have an expectation of credit losses for these arrangements.
Cash and securities segregated under federal and other regulations
We are required to segregate cash and/or qualified securities for the exclusive benefit of customers and proprietary accounts of brokers in accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.
Restricted cash
We are required to maintain restricted cash deposits to back letters of credit for certain property leases. These funds are restricted and have been classified as such on our consolidated balance sheets due to the nature of restriction.
Fair value of financial instruments
We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, our own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:
Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by us
Level 2 Inputs: quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly
Level 3 Inputs: unobservable inputs that are significant to the fair value of the assets or liabilities
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Receivables from brokers, dealers, and clearing organizations
Receivables from brokers, dealers and clearing organizations include receivables from market makers for routing user orders for execution and other receivables from third-party brokers. Orders are trades which users have not specifically instructed to be routed to a particular venue for execution. These receivables are short term and settle within 30 days. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Receivables from users, net
Receivable from users, net is primarily made up of margin receivables. Margin receivables are adequately collateralized by users’ marketable securities balances and are reported at their outstanding principal balance, net of an allowance for credit losses. We monitor margin levels and require users to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements and avoid automatic liquidation of their positions.
We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. We have no expectation of credit losses for margin loans that are fully secured, where the fair value of the collateral securing the loans is equal to or in excess of the loaned amount. This is based on our assessment of the nature of the collateral (liquid investments actively traded), potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding margin balance, we recognize an allowance for credit losses in the amount of the difference, or unsecured balance, immediately when the user fails to meet their margin call. Based on historical experience, we have limited expectation of borrowers to replenish their collateral after not meeting a margin call.
We also record a full provision for credit losses on receivables from users due to Fraudulent Deposit Transactions. Due to the fraudulent nature of these transactions and based on historical experience, we have no expectation that we will collect these funds. As such, we record a provision for credit loss immediately for the full balance when a Fraudulent Deposit Transaction is identified.
The provision for credit losses is recorded as operations expense on the consolidated statement of operations. We write-off unsecured balances when the balance becomes outstanding for over 180 days.
Deposits with clearing organizations
We are required to maintain cash collateral as deposits with clearing organizations such as Depository Trust & Clearing Corporation and Options Clearing Corporation which allows us to use their security transactions services for trade comparison, clearance and settlement. The clearing organizations establish financial requirements, including deposits, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of users’ trading activity and market volatility. We earn interest on these deposits which is included as net interest revenues in the consolidated statements of operations. As we have not experienced historic defaults, we do not have an expectation of credit losses for these arrangements.
Other current assets
Other current assets primarily includes user-held fractional shares, and to a lesser extent securities owned by us for the Robinhood Referral Program, prepaid expenses and other receivables. We classify prepayments made under contracts as prepaid expenses and expense them over the contract terms. These prepaid expenses include items such as prepayments on clearing services, rent, insurance, regulatory fees, web services, data feed, research, and software subscriptions.
We evaluate certain prepaid expenses and other current assets for credit losses based on historic events, current economic conditions, and our expectations of future economic conditions and record an allowance for credit loss to estimate uncollectible receivables. The allowance for credit losses for prepaid expenses and other assets were immaterial for all periods presented.
Robinhood referral program
Through our referral program, RHF credits referring and referred users with a stock reward, with the potential value of each share ranging from $2.50 to $225. Approximately 98% of users receive a stock

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
reward having a value ranging from $2.50 to $10. Referring users can earn more than one reward through the Robinhood Referral Program, subject to a maximum of $500 in total rewards earned annually per user. Stock rewards are also available to users who sign up through paid marketing channels. In order for a reward to be earned by the referring and referred user, the referred user must fulfill certain conditions stated in their promotion, such as linking their bank account to the Robinhood platform. After the reward is earned, the user must claim their stock reward in the Robinhood app within 60 days of notification thereof, at which point the stock is deposited to such user’s Robinhood account. Users do not need to provide any cash consideration for the reward.
The stock reward is a share or shares, selected randomly from our previously purchased inventory of settled shares held exclusively for this program, which are included in other current assets in our consolidated balance sheets. Each stock reward is assigned at the time the reward is earned and each share cannot be associated with more than one reward at a time. Our inventory of settled shares is initially recorded at cost and marked to fair market value at each reporting period. As the inventory of shares are held specifically for the referral program and not as investments of the Company, gains and losses from changes in the fair market value of the shares are recorded within marketing expense in our consolidated statement of operations until the reward is claimed. Shares are derecognized when they are claimed by the user and delivered to the users’ account.
We record an accrued liability within other current liabilities in our consolidated balance sheets at the time the bank account is linked with the expense recorded within marketing expense in our consolidated statement of operations. The liability is initially recorded at the fair market value of the assigned share or shares upon the reward being earned by the referred user (i.e., upon bank linkage) and marked to fair market value until claimed or reversed, with gains and losses also recorded within marketing expense. The liability is derecognized when the share is claimed by the user and delivered to the users’ account. If a user does not claim the stock reward within 60 days of being notified, such reward expires and the liability is reversed. We estimate the amount of unclaimed rewards expected at each reporting period, using historical trends and data, and adjust the accrued liability and marketing expense accordingly.
Fractional share program
We operate our fractional share program for the benefit of our users and maintain an inventory of securities held exclusively for the fractional share program. This proprietary inventory is recorded within other current assets on our consolidated balance sheets.
When a user purchases a fractional share, we record the cash received for the user-held fractional share as pledged collateral recorded within other current assets on our consolidated balance sheets and an offsetting liability to repurchase the shares, recorded within other current liabilities on our consolidated balance sheets, as we concluded that we did not meet the criteria for derecognition under the accounting guidance. We measure our inventory of securities, user-held fractional shares and our repurchase obligation at fair value at each reporting period, with realized and unrealized gains and losses, which totaled $3.0 million for the year ended December 31, 2020, recorded in brokerage and transaction expenses in our consolidated statement of operations. We do not earn revenue from our users when they purchase or sell fractional shares from us. We earn transaction-based revenue when shares are purchased from market makers to fulfill fractional share transactions.
Property, software and equipment
Property, software and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is recorded on a straight-line basis over the useful life of the asset, which is as follows:

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Software, and Equipment	Useful Life
Computer equipment	3 years
Furniture and fixtures	7 years
Tenant improvements	Shorter of estimated useful life or lease term
Internally developed software	3 years
Repairs and maintenance that do not enhance or extend the asset’s function and/or useful life are charged to expenses as incurred. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.
Internally developed software is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Capitalized costs consist of salaries and payroll related costs for employees and fees paid to third-party consultants who are directly involved in development efforts. Capitalized costs are amortized over the estimated useful life of the software on a straight-line basis and included in technology and development in the consolidated statements of operations. We expense software development costs as they are incurred during the preliminary project stage.
Leases
We elected to apply the short-term lease measurement and recognition practical expedient to our leases where applicable, thus leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. Operating lease right-of-use assets and operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date for each lease. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate because the interest rate implicit in most of our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate that we would pay to borrow on a collateralized basis with similar terms and payments as the lease. Operating lease right-of-use assets also include any prepaid lease payments and lease incentives. Our lease agreements generally contain lease and non-lease components. Non-lease components, which primarily include payments for maintenance and utilities, are combined with lease payments and accounted for as a single lease component. We include the fixed non-lease components in the determination of the right-of-use assets and operating lease liabilities. We record the amortization of the right of use asset and the accretion of lease liability as rent expense and allocate as overhead in the consolidated statement of operations.
Payables to users
Payables to users represent users’ funds on deposit, and/or funds accruing to users as a result of settled trades and other security related transactions.
Securities borrowed and loaned
Securities borrowed and loaned result from transactions with other brokers, dealers or financial institutions. Securities borrowing transactions require us to deposit cash with the lender whereas securities lending transactions result in us receiving cash collateral, with both requiring cash in an amount generally in excess of the market value of the securities. We earn interest revenue on cash collateral deposited with us, and can earn or incur additional revenue or expense for lending certain securities based on demand for that security. All securities borrow and loan transactions have an open contractual term and, upon notice by either party, may be terminated within three business days. We manage risks associated with our securities lending and borrowing activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers, however; we do not net securities lending transactions. We apply the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.
Other current liabilities
Other current liabilities primarily includes repurchase obligations related to our fractional share program. For our fractional shares program, we concluded that we did not meet the criteria for transfers under the accounting guidance, accordingly our repurchase obligations are presented in our consolidated balance sheets as a liability.
Cryptocurrencies
We act as an agent in the cryptocurrency transactions of our users. We have determined we are an agent because we do not control the cryptocurrency before delivery to the user, we are not primarily responsible for the delivery of cryptocurrency to our users, we are not exposed to risks arising from fluctuations of the market price of cryptocurrency before delivery to the customer and we do not set the prices charged to users.
Users are the legal owners of cryptocurrency held under custody by us and users have all the rights and benefits of ownership, including the rights to appreciation and depreciation of the cryptocurrency. As such, the cryptocurrency we hold in custody on behalf of our users is not reflected on our consolidated balance sheets. We do not allow users to purchase cryptocurrency on margin. We hold cryptocurrency in custody for our users’ accounts in one or more omnibus cryptocurrency wallets.
Income taxes
Income tax expense is an estimate of current income taxes payable in the current fiscal year based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences and carryforwards that we recognize for financial reporting and income tax purposes at enacted tax rates expected to be in effect when taxes are actually paid or recovered.
We account for income taxes under the liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe that they will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets including, but not limited to, historical cumulative loss experience and expectations of future earnings, tax planning strategies, and the carry-forward periods available for tax reporting purposes. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed.
We recognize a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. We account for uncertain tax positions, including net interest and penalties, as a component of income tax expense or benefit. We make adjustments to these uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances. To the extent that the final tax outcome of these matters is different from the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact to our consolidated financial statements and operating results.
NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS
Recently adopted accounting pronouncements
Leases
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-02, Leases. This guidance requires lessees to recognize a lease liability and a corresponding right-of-use asset on the balance sheet for operating leases with a term greater than one year. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We adopted this guidance effective January 1, 2019 using the optional transition method. Pursuant to the practical expedients, we elected not to reassess: (i) whether expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, or, (iii) initial direct costs for any existing leases. Upon adoption, we recognized $19.3 million of operating right-of-use lease assets and $25.5 million of operating lease liabilities on our consolidated balance sheets.
Credit Loss on Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity’s estimate would consider relevant information about past events, current condition and reasonable and supportable forecasts, which all result in recognition of lifetime expected credit losses. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We adopted this guidance effective January 1, 2020. The adoption of the guidance did not have a material impact on our consolidated financial statements.
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires a customer in a hosting arrangement that is a service contract to follow the internal-use software guidance to determine which implementation costs should be capitalized. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We adopted this guidance effective January 1, 2020 using the prospective transition method. The adoption of the guidance did not have a material impact on our consolidated financial statements.
Simplifying Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying Accounting for Income Taxes. This guidance simplifies the accounting for income taxes as part of its overall initiative to reduce complexity in accounting standards. Amendments include removal of certain exceptions to the general principles of ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2022. Early adoption is permitted. We early adopted the standard effective April 1, 2020 and it did not have a material impact on our consolidated financial statements.
Recent accounting pronouncements not yet adopted
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to contract modifications that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. This guidance is effective upon issuance through December 31, 2022 and may be applied at the beginning of the interim period that includes March 12, 2020 or any date thereafter. We are evaluating the impact of this guidance on our consolidated financial statements.
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity’s Own Equity. This guidance simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments, amends the accounting guidance for evaluating the classification of certain contracts in an entity’s own equity, and modifies the diluted earnings per share calculations for convertible instruments. The guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are evaluating the impact of this guidance on our consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: REVENUES
Disaggregation of revenues
The following table presents our revenue disaggregated by revenue source:

	Year Ended December 31,
(in thousands)	2019	2020
Transaction-based revenues:
Options	$110,656	$440,070
Equities	50,688	251,200
Cryptocurrencies	9,487	26,708
Other	—	2,155
Total transaction-based revenues	170,831	720,133

Net interest revenues:
Securities lending	6,380	98,165
Margin interest	19,104	66,781
Interest on segregated cash and securities	36,281	13,401
Other interest revenue	9,865	3,972
Interest expenses related to credit facilities	(991)	(4,882)
Total net interest revenues	70,639	177,437

Other revenues	36,063	61,263

Total net revenues	$277,533	$958,833
Receivables and Contract Balances
Receivables are recognized when we have an unconditional right to invoice and receive payment under a contract with a customer and are derecognized when cash is received. Receivables primarily consist of transaction-based revenue receivables due from market makers and are reported in Receivables from brokers, dealers and clearing organizations on the consolidated balance sheets.
The table below sets forth receivables balances for the periods indicated:

	December 31,
(in thousands)	2019	2020
Receivables, beginning of the period	$9,056	$20,577
Receivables, end of the period	20,577	111,871
Increase in receivables during the period	$11,521	$91,294
The difference between the opening and ending balance of our receivables primarily results from the growth of our business over the period as timing of payments from counterparties remained consistent.
Contract liabilities consist of unearned subscription revenue which are recognized when users remit contractual cash payments in advance of us satisfying our performance obligations under the contract and are recorded as other current liabilities on the consolidated balance sheets.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below sets forth contract liabilities balances for the periods indicated:

	December 31,
(in thousands)	2019	2020
Contract liabilities, beginning of the period	$1,727	$954
Contract liabilities, end of the period	954	2,060
Increase/(decrease) in contract liabilities during the period	$(773)	$1,106
We recognized all revenue from amounts included in the opening contract liability balances in the years ended December 31, 2019 and 2020. The difference between the opening and ending balance of our contract liability balances primarily results from the increase in subscription users and/or the timing difference between our performance and payments from the users.
NOTE 4: ALLOWANCE FOR CREDIT LOSSES
The following table summarizes the allowance for credit losses, which primarily relate to unsecured balances of receivables from users due to Fraudulent Deposit Transactions and to a lesser extent, losses on margin borrowings, for the periods indicated:

	Year Ended December 31,
(in thousands)	2019	2020
Beginning balance	$6,013	$17,122
Provision for credit losses	11,109	59,134
Write-offs	—	(42,164)
Ending balance	$17,122	$34,092
During the years ended December 31, 2019 and 2020, the provision for credit losses related to unsecured balances from users was $11.1 million and $58.0 million while the remaining $1.1 million related to December 31, 2020 was related to other receivables. As of December 31, 2019 and 2020, the ending allowance for credit losses related to unsecured balances of receivables from users was $17.1 million and $33.5 million while the remaining $0.6 million in allowance for the year ended December 31, 2020 was related to other receivables.
In the year ended December 31, 2020, we implemented our policy to write-off unsecured balances when the balance becomes outstanding for over 180 days. Previously, we did not have sufficient historical information to provide a reasonable basis upon which to write off balances.
NOTE 5: FAIR VALUE OF FINANCIAL INSTRUMENTS
We measure our cash equivalents, securities segregated under federal and other regulations and equity securities owned for the referral program and fractional shares, owned by us and user-held, at fair value. Repurchase obligations in connection with our fractional shares program and stock that were awarded to our users as a part of our promotional stock referral program but not claimed as of December 31, 2019 and 2020 are also measured at fair value. We have evaluated the estimated fair value of financial instruments using available market information.
As of December 31, 2019 and 2020, the types of instruments valued based on quoted market prices for the same instrument in active markets include money market funds and publicly traded stocks owned by us. Such instruments are classified within Level 1 of the fair value hierarchy.
We did not have any instruments classified within Level 2 or Level 3 as of December 31, 2019 and 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Financial assets measured at fair value on a recurring basis as of the date indicated below were presented on our consolidated balance sheets as follows:

	December 31, 2019		December 31, 2020
(in thousands)	Level 1	Total	Level 1	Total
Cash equivalents:
Money market funds	$416,025	$416,025	$1,026,034	$1,026,034
Cash and securities segregated under federal and other regulations:
U.S. Treasury securities	—	—	134,994	134,994
Other current assets:
Equity securities - user-held fractional shares	—	—	802,483	802,483
Equity securities - securities owned	2,997	2,997	3,222	3,222
Total financial assets	$419,022	$419,022	$1,966,733	$1,966,733
Financial liabilities measured at fair value on a recurring basis as of the date indicated below were presented on our consolidated balance sheets as follows:

	December 31, 2019		December 31, 2020
(in thousands)	Level 1	Total	Level 1	Total
Accounts payable and accrued expenses:
Equity securities - referral program liability	$303	$303	$695	$695
Other current liabilities:
Equity securities - repurchase obligations	—	—	802,483	802,483
Total financial liabilities	$303	$303	$803,178	$803,178
During the years ended December 31, 2019 and 2020, we did not have any transfers in or out of Level 1, Level 2, or Level 3 assets or liabilities.
NOTE 6: INCOME TAXES
The components of income (loss) before income taxes were as follows:

	December 31,
(in thousands)	2019	2020
Domestic	$(104,690)	$14,773
Foreign	(2,897)	(943)
Income (loss) before income taxes	$(107,587)	$13,830

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The components of the provision for (benefit from) income taxes were as follows:

	December 31,
(in thousands)	2019	2020
Current:
Federal	$(58)	$2,780
State	(295)	3,801
Foreign	—	—
Total current tax expense (benefit)	(353)	6,581
Deferred:
Federal	—	—
State	—	—
Foreign	(665)	(200)
Total deferred tax expense (benefit)	(665)	(200)
Total provision for (benefit from) income taxes	$(1,018)	$6,381
The reconciliation of federal statutory income tax to our provision for (benefit from) income taxes was as follows:

	December 31,
(in thousands)	2019	2020
Federal tax (benefit) at statutory rate	(22,593)	2,905
State tax (benefit), net of federal benefit	(5,491)	(862)
Foreign rate differential	(57)	(2)
Share-based compensation	(1,221)	(2,654)
Tender offer compensation	4,229	3,607
Research and development credits	(2,104)	(10,489)
Non-deductible regulatory settlements	—	21,000
Permanent differences	—	526
Other	905	52
Change in valuation allowance	25,314	(7,702)
Total provision for (benefit from) income taxes	$(1,018)	$6,381

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Significant components of our deferred tax assets and liabilities consist of the following:

	December 31,
(in thousands)	2019	2020
Deferred tax assets:
Accruals and other liabilities	7,704	14,849
Lease liabilities	9,859	13,794
Tax credit carryforwards	3,198	9,058
Net operating loss carryforwards	23,091	3,141
Share-based compensation	1,442	3,123
Other	686	3,386
Total deferred tax assets	45,980	47,351
Deferred tax liabilities:
Right of use assets	(8,194)	(12,551)
Depreciation and amortization	(1,914)	(6,965)
Total deferred tax liabilities	(10,108)	(19,516)
Valuation allowance	$(35,207)	$(26,909)
Net deferred tax assets	$665	$926
The realization of tax benefits of net deferred assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on all available evidence for the year ending December 31, 2020, we believe it is more likely than not that the tax benefits of the remaining U.S. federal and state net deferred tax assets may not be realized, and accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by approximately $8.3 million for the year ended December 31, 2020.
As of December 31, 2020, we have U.S. state net operating loss carryforwards of $32.3 million that will begin to expire in 2034, if not utilized, and non-U.S. net operating loss carryforwards of $4.7 million that do not expire. We have U.S. federal tax credit carryforwards of $8.5 million that will begin to expire in 2040, if not utilized, and state tax credit carryforwards of $9.3 million that do not expire.
Utilization of the net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.
We had unrecognized tax benefits of approximately $2.2 million and $7.4 million as of December 31, 2019 and 2020. These unrecognized tax benefits, if recognized, would not affect the effective tax rate. We record interest and penalties related to unrecognized tax benefits in income tax expense. There were no interest or penalties during the years ended December 31, 2019 and 2020.
The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	December 31,
	2019	2020
Unrecognized benefit - beginning of period	$759	$2,177
Gross increases - current year tax positions	797	4,395
Gross increases - prior year tax positions	621	848
Unrecognized benefit - end of period	$2,177	$7,420

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
We file in U.S. federal, various state and foreign jurisdictions. The tax years from 2013 remain open to examination by the U.S. federal and state authorities, due to carryover of unused net operating losses and tax credits. The tax years from 2018 remain open for the most significant foreign jurisdiction.
In March 2020, the President of the United States signed into law the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The recent tax law changes provided under the CARES Act do not materially impact our income tax provision, and do not change our evaluation of the valuation allowance against deferred tax assets in the U.S. as of December 31, 2020.
In June 2020, the Governor of California signed Assembly Bill No. 85 (“AB 85”) as part of California’s 2020 Budget Act. AB 85 temporarily suspends the use of California net operating losses and imposes a cap on the amount of business incentive tax credits companies can utilize against their net income. The recent tax legislation changes provided under AB 85 do not materially impact our income tax provision and do not change our evaluation of the valuation allowance against deferred tax assets in California as of December 31, 2020.
NOTE 7: PROPERTY, SOFTWARE AND EQUIPMENT, NET
Property, software and equipment are recorded net of accumulated depreciation and summarized by as follows:

	December 31,
(in thousands)	2019	2020
Computer equipment	$4,980	$9,203
Furniture and fixtures	3,761	8,024
Tenant improvements	9,522	18,945
Internally developed software	12,029	16,992
Construction in progress	2,957	9,756
Total	33,249	62,920
Less: accumulated depreciation and amortization	(7,948)	(17,086)
Property, software and equipment, net	$25,301	$45,834
Depreciation and amortization expense of property and equipment for the year ended December 31, 2019 and 2020 was $2.1 million and $5.7 million.
Amortization expense of internally developed software for the year ended December 31, 2019 and 2020 was $3.3 million and $4.2 million.
NOTE 8: OFFSETTING ASSETS AND LIABILITIES
Certain financial instruments are eligible for offset on our consolidated balance sheets under U.S. GAAP. Our securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the U.S. GAAP guidance to qualify for offset. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Our policy is to recognize amounts subject to master netting arrangements on a gross basis on the consolidated balance sheets.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Our assets and liabilities subject to master netting arrangements are as follows:

	December 31,
(in thousands)	2019	2020
Assets	Securities borrowed
Gross amount of securities borrowed	$438	$372
Gross amount offset on the consolidated balance sheets	—	—
Amounts of assets presented on the consolidated balance sheets(1)	438	372
Gross amount of securities borrowed not offset in the consolidated balance sheets:
Securities borrowed	438	372
Security collateral received	(425)	(361)
Net amount	$13	$11

Liabilities	Securities loaned
Gross amount of securities loaned	$674,029	$1,921,118
Gross amount of securities loaned offset on the consolidated balance sheets	—	—
Amounts of liabilities presented on the consolidated balance sheets	674,029	1,921,118
Gross amount of securities loaned not offset on the consolidated balance sheets:
Securities loaned	674,029	1,921,118
Security collateral pledged	(654,589)	(1,787,819)
Net amount	$19,440	$133,299
________________
(1)Securities borrowed is included in receivable from brokers, dealers and clearing organizations in the consolidated balance sheets.
We also obtain securities under margin agreements on terms which permit us to pledge and/or transfer securities to others. As of December 31, 2019 and 2020, we were permitted to re-pledge securities with a fair value of $896.2 million and $4,632.6 million under the margin agreements and $0.4 million and $0.4 million under the master securities lending agreement. Gross obligations for securities loaned transactions are pledged entirely with collateral in the form of equity and have an open contractual maturity.
NOTE 9: OTHER CURRENT ASSETS
The following table presents the detail of other current assets:

	December 31,
(in thousands)	2019	2020
User-held fractional shares	$—	$802,483
Prepaid expenses	17,159	28,629
Securities owned	2,997	3,222
Other	8,186	16,804
Total other current assets	$28,342	$851,138

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10: FINANCING ACTIVITIES AND OFF-BALANCE SHEET RISK
Revolving credit facilities
In June 2019, we entered into a $250.0 million committed and secured line of credit with a maturity date of June 12, 2020 (the “June 2019 Credit Facility”). This line of credit was primarily collateralized by users’ securities held as collateral for users’ margin loans. Interest for this line of credit was determined at the time a loan was initiated and the applicable interest rate was calculated as a per annum rate equal to 1.25% plus the federal funds rate at the applicable time. Additionally, we were obligated to pay a commitment fee calculated as a per annum rate equal to 0.35% on any unused amount of the credit facility. The June 2019 Credit Facility was terminated in September 2019.
In September 2019, we entered into a $400.0 million committed and secured line of credit with a maturity date of September 25, 2020 (the “September 2019 Credit Facility”). In June 2020, we amended the September 2019 Credit Facility and increased the aggregate committed and secured revolving line of credit amount to $550.0 million with a maturity date of June 5, 2021. This line of credit is primarily collateralized by users’ securities held as collateral for users’ margin loans. Interest for this line of credit is determined at the time a loan is initiated and the applicable interest rate under this line of credit is calculated as a per annum rate equal to 1.25% plus the federal funds rate at the applicable time. There were no outstanding borrowings under the September 2019 Credit Facility at December 31, 2019 and 2020. Additionally, we are obligated to pay a commitment fee calculated as a per annum rate equal to 0.35% on any unused amount of the credit facility.
In October 2019, we entered into a $200.0 million committed and unsecured revolving line of credit with a syndicate of banks (the “October 2019 Credit Facility”) maturing in October 2023. In October 2020, we amended the October 2019 Credit Facility and, among other things, increased the aggregate committed and unsecured revolving line of credit amount to $600.0 million with a maturity date of October 29, 2024. Loans under the October 2019 Credit Facility bear interest, at our option, at a per annum rate of either (a) the Eurodollar Rate plus 1.00% or (b) the Alternative Base Rate. The Eurodollar Rate is equal to the Eurodollar Base Rate, which is derived from LIBOR, multiplied by the Statutory Reserve Rate at the applicable time. The Alternative Base Rate is the greatest of (i) the prime rate then in effect, (ii) the Federal Reserve Bank of New York rate then in effect plus 0.50% and (iii) the Eurodollar Rate at such time for a one month interest period plus 1.00%. If LIBOR is unavailable or if we and the administrative agent elect, the Eurodollar Rate will be replaced by a rate calculated with reference to the Secured Overnight Financing Rate as set forth in the October 2019 Credit Facility agreement or an alternate benchmark rate selected by us and the administrative agent. There were no outstanding borrowings under the October 2019 Credit Facility at December 31, 2019 and 2020. Additionally, we are obligated to pay a commitment fee calculated as a per annum rate equal to 0.10% on any unused amount of the October 2019 Credit Facility.
The agreements for the September 2019 Credit Facility and the October 2019 Credit Facility contain customary covenants restricting our ability to incur debt, incur liens and undergo certain fundamental changes. We were in compliance with all covenants under these facilities as of December 31, 2019 and 2020.
Off-balance sheet risk
In the normal course of business, we engage in activities involving settlement and financing of securities transactions. These activities may expose us to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. User securities transactions are recorded on a settlement date basis, which is generally two business days for equities and one business day for options after the trade date. We are therefore exposed to risk of loss on these transactions in the event counterparties fail to meet the terms of their contracts. In such events, we may be required to purchase financial instruments at prevailing market prices in order to fulfill our obligations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11: MEZZANINE EQUITY, COMMON STOCK AND STOCKHOLDERS’ DEFICIT
Redeemable convertible preferred stock
We have authorized 414,033,220 shares of redeemable convertible preferred stock, designated in series, with the rights and preferences of each designated series determined by our Board of Directors as of December 31, 2020.
The following table is a summary of redeemable convertible preferred stock as of December 31, 2020:

(in thousands, except share data and per share amounts)
Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Liquidation Amount	Per Share Initial Conversion Price	Carrying Value of Stock, Net of Issuance Costs
A	131,913,460	131,913,460	$0.1954	$25,777	$0.1954	$16,139
B	80,263,020	80,263,020	0.6354	50,999	0.6354	50,999
C	43,788,180	43,788,180	2.5121	110,000	2.5121	109,870
D	35,774,761	35,774,761	10.1450	362,935	10.1450	362,670
E	29,887,357	29,887,357	12.4827	373,075	12.4827	372,733
F	48,000,000	48,000,000	12.5000	600,000	12.5000	599,284
G	44,406,442	43,116,119	15.5000	668,300	15.5000	668,044
	414,033,220	412,742,897		$2,191,086		$2,179,739
The following table is a summary of redeemable convertible preferred stock as of December 31, 2019:

(in thousands, except share data and per share amounts)
Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Liquidation Amount	Per Share Initial Conversion Price	Carrying Value of Stock, Net of Issuance Costs
A	263,826,920	131,913,460	$0.1954	$25,777	$0.1954	$16,139
B	160,526,040	80,263,020	0.6354	50,999	0.6354	50,999
C	87,576,360	43,788,180	2.5121	110,000	2.5121	109,870
D	71,549,522	35,774,761	10.1450	362,935	10.1450	362,670
E	59,854,820	29,887,357	12.4827	373,075	12.4827	372,733
	643,333,662	321,626,778		$922,786		$912,411
Voting
The holders of the redeemable convertible preferred stock are entitled to a number of votes equal to the number of shares of common stock into which the redeemable convertible preferred stock is convertible. Except where otherwise specified in our Certificate of Incorporation, holders of preferred stock vote together with the holders of common stock as a single class. The holders of our Series A and Series B redeemable convertible preferred stock are entitled to elect one director each (each, a “Preferred Director”), with each series voting separately as exclusive classes. Holders of common stock, voting exclusively and as a separate class, are entitled to elect four directors, two of which shall be entitled to two votes on any matter before the Board of Directors. The holders of our Series C, Series D, Series E,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Series F and Series G redeemable convertible preferred stock have no voting rights with respect to the election of members of the Board of Directors or the determination of the size of the Board of Directors.
As long as 50,000,000 shares of redeemable convertible preferred stock are outstanding, we must obtain approval from the holders of a majority of the then outstanding shares of redeemable convertible preferred stock (voting together as a single class and not as separate series, and on an as-converted basis) in order to, among other actions: (1) amend, alter or repeal any provision of the Certificate of Incorporation or our Bylaws; (2) increase the authorized number of shares of redeemable convertible preferred stock (or any series thereof) or common stock; (3) create, or authorize the creation of, a new class or series of our capital stock unless it ranks junior to the redeemable convertible preferred stock with respect to the distribution of assets in a liquidation, dissolution or winding up, the payment of dividends and rights of redemption; (4) declare or pay any dividend on any shares of shares of redeemable convertible preferred stock or common stock, subject to certain exceptions; (5) liquidate, dissolve or wind up our company, effect any merger or consolidation, or sell, lease, transfer or exclusively license all or substantially all of our assets; (6) increase or decrease the authorized size of the Board of Directors; or (7) effect a repurchase or redemption of, or distribution on, any shares of redeemable convertible preferred stock or common stock, subject to certain exceptions.
Liquidation preferences
In the event of any liquidation or winding up of our company, the holders of redeemable convertible preferred stock shall be entitled to receive, prior and in preference to the common stockholders, an amount equal to the aggregate original issue price for their shares of redeemable convertible preferred stock, plus any declared but unpaid dividends. After payment of the liquidation preference to the holders of the redeemable convertible preferred stock, our remaining assets are available for distribution to the holders of common stock on a pro rata basis. If the proceeds distributed among the holders of the redeemable convertible preferred stock are insufficient to permit the holders of redeemable convertible preferred stock to receive the full payment noted above, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of the redeemable convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.
Conversion rights
Each share of redeemable convertible preferred stock is convertible, at the option of the holder, according to a conversion ratio, which is subject to adjustment for dilutive share issuances. The total number of shares of common stock into which the redeemable convertible preferred stock may be converted is determined by dividing the then-applicable conversion price by the initial conversion price, as shown in the table above.
The redeemable convertible preferred stock, with the exception of our Series F redeemable convertible preferred stock, automatically converts into common stock at the applicable conversion rate upon the earliest of: (1) immediately prior to the closing of a public offering of common stock to the public in an IPO at a price of at least $12.4827 per share and resulting in at least $200 million of gross proceeds to us and resulting in the listing of our common stock on a nationally-recognized exchange in the United States (a “Qualified Public Offering”); (2) upon the effectiveness of a registration statement filed under the Securities Act of 1933, as amended, that registers shares of our existing capital stock for resale not pursuant to an underwritten offering (“Direct Listing”) on a nationally-recognized exchange in the United States that is approved by the holders of a majority of the then outstanding redeemable convertible preferred stock (voting together as a single class and not as separate series, on as-converted basis); and (3) the date and time, or the occurrence of an event, specified by the vote or written consent of each of (i) the holders of the majority of the redeemable convertible preferred stock then outstanding (voting as a single class and on an as-converted basis), (ii) the holders of the majority of the then outstanding shares of Series B, C and G redeemable convertible preferred stock (each voting exclusively and as a separate class), (iii) the holders of at least 60% of the then outstanding shares of Series D and E redeemable convertible preferred stock (each voting exclusively and as a separate class), and (iv) the holders of at

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
least 65% of the then outstanding shares of Series A redeemable convertible preferred stock (voting exclusively and as a separate class).
The Series F redeemable convertible preferred stock automatically converts into common stock at the applicable conversion rate upon the earliest of: (1) immediately prior to the closing of a public offering of our common stock to the public in the IPO resulting in at least $200 million of gross proceeds to us and resulting in the listing of our common stock on a nationally-recognized exchange in the United States; (2) a Direct Listing on a nationally-recognized exchange in the United States that is approved by the holders of a majority of the then outstanding redeemable convertible preferred stock (voting together as a single class and not as separate series, on as-converted basis); and (3) the date and time, or the occurrence of an event, specified by the vote or written consent from the holders of the majority of the then outstanding Series F redeemable convertible preferred stock.
In addition, if we issue any additional common stock below the conversion price of our Series A, B, C, D, E, F and G redeemable convertible preferred stock, the conversion price of such series of redeemable convertible preferred stock may be subject to adjustment via a broad-based anti-dilution calculation, subject to certain exceptions.
The Series F redeemable convertible preferred stock has a full-ratchet anti-dilution adjustment provision. In the event the price per share of our common stock in an IPO ends up being lower than the Series F redeemable convertible preferred stock conversion price, then the conversion price per share of the Series F redeemable convertible preferred stock will be reduced to the same price per share as the common stock price at the time of the IPO. We may also be obligated to issue additional shares of common stock to the holders of Series F redeemable convertible preferred stock in the event of a direct listing with a deemed trading price below the Series F redeemable convertible preferred stock conversion price.
Dividends
The holders of shares of redeemable convertible preferred stock are entitled to receive dividends, when and if declared by the Board of Directors. Dividends are paid on a pari-passu basis with other holders of our redeemable convertible preferred stock and in preference to the payment of dividends to holders of our common stock. No dividends have been declared or paid by us as of December 31, 2020. Dividends are noncumulative.
Classification
The redeemable convertible preferred stock is contingently redeemable upon certain deemed liquidation events such as a merger or sale of substantially all of our assets. The redeemable convertible preferred stock is not mandatory redeemable but, since a deemed liquidation event would constitute a redeemable event outside of our control, all shares of the redeemable convertible preferred stock have been presented outside of permanent equity in mezzanine equity on the consolidated balance sheets.
Common stock
Each share of voting common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of redeemable convertible preferred stock outstanding.
Stock option plan
Amended and Restated 2013 Stock Plan and 2020 Equity Incentive Plan
Under our Amended and Restated 2013 Stock Plan, as amended, and our 2020 Equity Incentive Plan, as amended (each, a “Plan,” and together, the “Plans”), shares of common stock are reserved for

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the issuance of incentive stock options (“ISOs”), non-statutory stock options (“NSOs”), restricted stock units ("RSUs"), stock appreciation rights or restricted stock awards to eligible participants. Options may be granted with an exercise price per share not less than the fair market value at the date of grant. Options granted generally vest over a four-year term from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Generally, options granted are exercisable for up to ten years from the date of grant. RSUs granted generally vest over a four-year term from the date of grant, at a rate of 25% after one year, then quarterly on a straight-line basis thereafter and the occurrence of a qualifying event, defined as the earlier of (1) the closing of certain, specific change in control transactions, or (2) an IPO. Generally, RSUs expire seven years from the date of grant. Shares of common stock purchased under the Plans are subject to certain restrictions, including the right of first refusal by us for sales or transfers of shares to certain parties. Our rights of first refusal will terminate upon completion of an IPO.
As of December 31, 2020, the Plan authorized 154,289,164 shares of common stock to be reserved for issuance on the exercise or settlement of equity awards, of which the right to purchase 14,022,717 shares remained available for issuance.
Stock option activity
A summary of stock option activity for the year ended December 31, 2020 is as follows:

(in thousands, except share and per share data)
	Number of Shares	Weighted-Average Exercise Price	Weighted- Average Remaining Life	Total Intrinsic Value
Balance at December 31, 2019	27,613,830	$2.33	7.59	$197,536
Granted during the period	324,442	10.10
Exercised during the period	(4,310,197)	2.20
Cancelled and forfeited during the period	(2,084,247)	5.18
Balance at December 31, 2020	21,543,828	$2.19	6.52	$304,590
Options vested and expected to vest at December 31, 2020	21,543,828	$2.19	6.52	$304,590
Options exercisable at December 31, 2020	18,793,618	$1.58	6.31	$277,127
Aggregate intrinsic value represents the difference between our estimated fair value of its common stock and the exercise price of outstanding, “in-the-money” options. Aggregate intrinsic value for stock options exercised in the years ended December 31, 2019 and 2020 was $29.0 million and $45.0 million. The total fair value of shares vested during the year ended December 31, 2019 and 2020 was $7.8 million and $6.5 million.
The total weighted average grant-date fair value of options granted was $2.31 and $3.64 and for the years ended December 31, 2019 and 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Restricted stock unit activity
The following table summarizes the activity related to our time-based RSUs for the year ended December 31, 2020:

	Number of RSUs	Weighted- average grant date fair value
Unvested restricted stock at December 31, 2019	24,024,214	$8.17
Granted	27,492,086	12.90
Forfeited	(3,804,651)	8.84
Unvested restricted stock at December 31, 2020	47,711,649	$10.84
In the year ended December 31, 2019, we also granted 27,663,658 RSUs with both performance and market-based conditions to certain executives. These awards have a weighted-average grant date fair value of $0.29 and were unvested as of December 31, 2019 and 2020.
Share-based compensation
The following table summarizes the effects of share-based compensation on our consolidated statements of operations:

	Year Ended December 31,
(in thousands)	2019	2020
Brokerage and transaction	$427	$227
Technology and development	9,499	18,024
Operations	139	61
Marketing	85	613
General and administrative	16,517	5,405
Total	$26,667	$24,330
The fair value of stock options was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2019	2020
Dividend yield	0%	0%
Risk-free interest rate	2.29%	0.61%
Expected volatility	31.20%	36.69%
Expected term (years)	6.03	6.04
During the year ended December 31, 2019 and 2020, we capitalized $0.7 million and $0.6 million in share-based compensation expense related to internally developed software.
In the year ended December 31, 2020, subsequent to the sale of our Series G redeemable convertible preferred stock, certain employees sold shares of common stock to new and existing stockholders in a tender offer (“the 2020 Tender”). The 2020 Tender closed on November 13, 2020, when existing employees sold 1.4 million shares of our common stock for an aggregate purchase price of $21.5 million. With the 2020 Tender Offer, we believe that we had established a pattern of cash settlement of immature shares and stock options only during a very discrete set of circumstances in which we opened a tender offer in conjunction with a preferred stock financing. As such, during the 2020 Tender Offer period, we recorded a liability equal to the fair value of the maximum number of options representing

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
immature shares that could have been redeemed in the tender offer. To the extent that this liability exceeded amounts previously recognized in equity, the excess was recognized as additional share-based compensation expense. Following the closing of the 2020 Tender Offer, the remaining liability of $18.6 million was reclassified to additional paid-in capital. We recorded share-based compensation expense of $17.2 million in connection with this tender offer in the year ended December 31, 2020.
In the year ended December 31, 2019, subsequent to the sale of our Series E redeemable convertible preferred stock, certain employees sold shares of common stock to new and existing stockholders in a tender offer (“the 2019 Tender”). The 2019 Tender closed on September 9, 2019, when existing employees sold 5.4 million shares of our common stock for an aggregate purchase price of $67.6 million. As the share price paid in the 2019 Tender was in excess of fair value and a portion of the purchasers were existing stockholders, we recorded share-based compensation expense of $18.7 million for the year ended December 31, 2019.
In November 2019, we modified certain stock option grants to extend the post-termination exercise period for 125 employees. During the years ended December 31, 2019 and 2020, share-based compensation expense included $0.8 million and $1.8 million as a result of the modification. We will incur an additional $1.3 million of share-based compensation expense over the remaining vesting periods of these impacted options.
As of December 31, 2020, there was $7.8 million of unrecognized compensation cost related to outstanding stock options that is expected to be recognized over a weighted-average period of 1.22 years.
We grant RSUs that vest only upon the satisfaction of both time-based service and performance-based conditions. As of December 31, 2019 and 2020, no share-based compensation expense had been recognized for such awards with a performance condition based on the occurrence of a qualifying event, such as an IPO, as such qualifying event was not probable. The total unrecognized share-based compensation expense related to these awards was $517.7 million as of December 31, 2020. Of this amount, $207.2 million relates to awards for which the time-based vesting condition has been satisfied or partially satisfied while $310.5 million relates to awards for which the time-based vesting condition had not yet been satisfied.
In the year ended December 31, 2019, we granted market-based awards in the form of RSUs to certain executives.  These awards vest based on our achievement of market-based targets and certain performance conditions, subject to continuous employment by each recipient. As of December 31, 2020 and 2019, no share-based compensation expense had been recognized for such awards based on the occurrence of a qualifying event of an IPO before a set date, as such qualifying event was not probable. The total unrecognized share-based compensation expense relating to these awards was $8.0 million as of December 31, 2020. Of this amount, $2.8 million relates to awards for which the time-based vesting condition had been satisfied or partially satisfied, $1.2 million relates to awards for which the time-based vesting condition had not yet been satisfied and $4.0 million relates to awards with a performance condition only.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12 - INCOME (LOSS) PER SHARE
The following table presents the calculation of basic and diluted income (loss) per share:

(in thousands, except per share data)	Year Ended December 31,
	2019	2020
Net income (loss)	$(106,569)	$7,449
Less: allocation of earnings to participating securities	—	4,601
Net income (loss) attributable to common stockholders	$(106,569)	$2,848

Weighted-average common stock outstanding - basic	221,664,610	225,748,355
Dilutive effect of stock options and unvested shares	—	19,249,033
Weighted-average common stock outstanding - diluted	221,664,610	244,997,388

Net income (loss) per share attributable to common stockholders:
Basic	$(0.48)	$0.01
Diluted	$(0.48)	$0.01
The following potential common shares were excluded from the calculation of diluted net income (loss) per share because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	Year Ended December 31,
	2019	2020
Redeemable convertible preferred stock	321,626,778	412,742,897
RSUs	51,687,872	75,375,307
Stock options	27,613,830	60,082
Unvested shares	749,943	8,423
Total anti-dilutive securities	401,678,423	488,186,709
NOTE 13: RELATED PARTY TRANSACTIONS
Related party transactions may include any transaction between entities under common control or with a related party. We have defined related parties as members of the board of directors, executive officers, principal owners of our outstanding stock and any immediate family members of each such related party, as well as any other person or entity with significant influence over our management or operations. Aside from the 2019 and 2020 Tenders discussed in Note 11 - Mezzanine equity, common stock and stockholders’ deficit, no other material related party transaction has taken place during the periods presented.
NOTE 14: COMMITMENTS AND CONTINGENCIES
Commitments
Leases
Our operating leases are comprised of office facilities, with the most significant leases relating to corporate headquarters in Menlo Park. Our leases have remaining terms of 2 year to 11 years, and many leases include one or more options to renew. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. We do

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
not have any finance leases. As of December 31, 2019 and 2020 we had $31.2 million and $49.2 million of operating right-of-use assets included as other non-current assets and $37.8 million and $54.1 million of operating lease liabilities: $10.4 million and $6.1 million included as other current liabilities and $27.4 million and $48.0 million as other non-current liabilities in the consolidated balance sheets.
The components of lease expense were as follows:

	Year Ended December 31,
(in thousands)	2019	2020
Fixed operating lease costs	$5,422	$11,420
Variable operating lease costs	1,078	3,009
Short-term lease costs	1,188	1,222
Total lease costs	$7,688	$15,651
Variable operating lease costs are primarily related to payments made to our landlords for common area maintenance, property taxes, insurance, and other operating expenses.
Other information related to our operating leases was as follows:

	Year Ended December 31,
	2019	2020
Weighted-average remaining lease term	5.11 years	5.41 years
Weighted-average discount rate	7.47%	7.02%
Cash flows related to leases were as follows:

	Year Ended December 31,
(in thousands)	2019	2020
Operating cash flows:
Payments for operating lease liabilities	$4,755	$12,781
Supplemental cash flow data:
Lease liabilities arising from obtaining right-of-use assets	$14,816	$25,958
Future minimum lease payments under non-cancellable operating leases (with initial lease terms in excess of one year) as of December 31, 2020 are as follows:

(in thousands)
2021	$12,159
2022	16,590
2023	13,779
2024	10,688
2025	9,932
Thereafter	9,724
Total undiscounted lease payments	72,872
Less: present value discount	(12,675)
Less: lease incentives	(6,116)
Total lease liabilities	$54,081

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Contingencies
The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increasing incidence of litigation involving the brokerage industry, including class action suits that generally seek substantial damages. Damages may include, in some cases, punitive damages. Compliance and trading problems that are reported to federal, state and provincial regulators, exchanges or other self-regulatory organizations by dissatisfied customers are investigated by such regulatory bodies, and, if pursued by such regulatory body or such customers, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.
Like other brokerage firms, we have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in arbitrations and administrative proceedings.
Legal and regulatory matters
The outcomes of the legal and regulatory matters discussed in this section are inherently uncertain and some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain historic matters as well as certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to vigorously defend the pending matters. Litigation is inherently uncertain, and any judgment entered against us, or any adverse settlement, could materially and adversely impact our business, financial condition, operating results, and cash flows. Unless otherwise noted below with respect to a specific matter, we are unable to provide a reasonable estimate of any potential liability given the uncertain nature of litigation and the stage of proceedings in these matters. With respect to all other pending matters not disclosed below, based on current information, we do not believe that such matters, individually or in the aggregate, would have a material adverse impact on our business, financial condition, operating results, or cash flows.
Best Execution, Payment for Order Flow, and Sources of Revenue Matters
In May 2019, the U.S. Securities and Exchange Commission’s (“SEC”) Division of Enforcement (“Enforcement Division”) commenced an investigation into RHF’s best execution and payment for order flow practices, as well as statements concerning its sources of revenue. On December 17, 2020, RHF, on a neither admit nor deny basis, consented to the entry of an SEC order (i) requiring RHF to cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 and Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-4 thereunder; (ii) censuring RHF; and (iii) requiring RHF to pay a $65 million penalty. RHF also agreed to engage an independent compliance consultant to, among other things, perform a comprehensive review of RHF’s supervisory, compliance, and other policies and procedures related to its retail communications and payment for order flow and make recommendations for improvements. RHF paid the $65 million penalty in cash, which was recorded as general and administrative expenses in our consolidated statements of operations for the year ended December 31, 2020.
Beginning on December 23, 2020, four putative securities fraud class action lawsuits were filed against RHM, RHF, and/or RHS. Three were filed in the United States District Court for the Northern District of California: Kwon v. Robinhood Financial LLC et al., Luparello v. Robinhood Financial LLC et al., and Nabi v. Robinhood Financial LLC et al. One was filed in the United States District Court for the Southern District of California, but has since been transferred to the Northern District: Ghebrehiwet v. Robinhood Financial LLC et al. The lawsuits generally allege that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer communications relating to the execution of trades and revenue sources (including payment for order flow). The three complaints originally filed in the Northern District of California assert claims for violations

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
of Sections 10(b) of the Securities Exchange Act of 1934. All four complaints assert state law claims under California law, and seek damages, restitution, disgorgement, and other relief.
March 2020 Outages
On March 2-3, 2020, our platform experienced an outage across various services, which prevented customers from using the app, website, and help center. On March 9, 2020, our platform experienced an outage across its trading products, which prevented customers from placing trades (together with the March 2-3 outages, the “March 2020 Outages”). There are many uncertainties associated with these types of incidents and impacts associated with service outages have included, and may in the future include, remediation costs to customers, systems upgrades, increased insurance costs, adverse effects on compliance with laws and regulations, litigation, and reputational damage. To date, we have incurred customer goodwill remediation costs with respect to the March 2020 Outages in the amount of approximately $3.6 million, which was recorded as marketing expenses in our consolidated statements of operations.
Beginning on March 4, 2020, putative class actions were filed against RHM, RHF, and RHS in state and federal district courts relating to the March 2020 Outages. All but one of the cases have been consolidated as In re Robinhood Outage Litigation in the United States District Court for the Northern District of California. The remaining putative class action, Withouski v. Robinhood Financial LLC et al., pending in the Superior Court of the State of California, County of San Mateo, has been stayed by agreement of the parties. The lawsuits generally allege that putative class members were unable to execute trades during the March 2020 Outages because our platform was inadequately designed to handle customer demand and RHM, RHF, and RHS failed to implement appropriate backup systems. The lawsuits include, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, unjust enrichment, and violations of certain California consumer protection statutes. The lawsuits generally seek damages, restitution, and/or disgorgement, as well as declaratory and injunctive relief. On February 18, 2021, the court denied our motion to dismiss RHF and RHS but dismissed RHM from the case with leave to amend. The court also denied our motion to strike the class allegations, and ordered the parties to select a mediator within 14 days. A mediation is scheduled for June 22. 2021. Meanwhile, fact discovery is underway and is scheduled to be completed by April 7, 2021.
In addition, the SEC staff is conducting an examination, and FINRA and certain state regulatory authorities are conducting investigations, regarding the March 2020 Outages and related procedures. RHF and RHS are cooperating with requests from these regulators.
Options Trading and Related Customer Communications and Displays
The SEC staff is conducting an examination, and FINRA and certain state regulatory authorities are conducting investigations, regarding RHF’s options trading and related customer communications and displays. The SEC staff, FINRA staff and staff of such state regulatory authorities are reviewing, among other things, how RHF displays cash and buying power to customers and its options trading approval processes. RHF is cooperating with the regulators’ requests.
On February 8, 2021, the family of Alexander Kearns, a Robinhood customer who traded options, filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against RHF, RHS, and RHM in connection with Mr. Kearns’s death by suicide in June 2020. The lawsuit asserts claims for wrongful death, negligent infliction of emotional distress, and unfair business practices under a California statute, and seeks damages and other relief.
Potential Resolution of FINRA Matters
RHF and RHS are currently engaged in discussions with FINRA staff regarding a possible negotiated resolution of certain FINRA matters, including the March 2020 Outages and options trading and related

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
customer communications and displays noted above. While these discussions are ongoing, RHF and RHS anticipate that any resolution, if reached, would involve charges of violations of FINRA rules, a fine, customer restitution, a censure, and a compliance consultant. We have recorded a charge as general and administrative expenses in our consolidated statements of operations for the year ended December 31, 2020 of $26.6 million representing the bottom of the range of our probable losses as no amount within the range is considered a better estimate than any other amount and estimation of any additional loss in excess of the amount of the loss accrued cannot be made. We cannot predict, however, whether these discussions will result in a resolution of these matters.
Robinhood Crypto Anti-Money Laundering and Cyber-Related Issues
On July 24, 2020, the New York State Department of Financial Services (“NYDFS”) issued a report of its examination of RHC citing a number of “matters requiring attention” focused primarily on anti-money laundering and cybersecurity-related issues. The matter was subsequently referred to the Department’s Consumer Protection and Financial Enforcement Division, which is investigating the matter. In March 2021, NYDFS informed RHC of certain alleged violations of applicable (i) anti-money laundering and New York Banking Law requirements (Part 417, Part 504 and Banking Law § 44), including the failure to maintain and certify a compliant anti-money laundering program, (ii) notification provisions under RHC’s Supervisory Agreement with NYDFS, and (iii) cybersecurity and virtual currency (Part 500 and Part 200) requirements, including certain deficiencies in our policies and procedures regarding risk assessment, lack of an adequate incident response and business continuity plan, and deficiencies in our application development security. In connection with these allegations, NYDFS has indicated that it plans to seek a monetary penalty, as well as the appointment of an independent consultant. RHC is cooperating with the NYDFS, and we anticipate that any potential resolution would include a monetary penalty component of at least $10 million, which is our best estimate of the bottom of the range for our probable loss in this matter as no amount within the range is considered a better estimate than any other amount and estimation of any additional loss in excess of the amount of the loss accrued can not be made. We have recorded a charge for such amount under general and administrative expenses in our consolidated statements of operations for the year ended December 31, 2020. We cannot predict, however, whether these discussions will result in a resolution of this matter.
Account Takeovers
In November 2020, FINRA Enforcement commenced an investigation into RHF concerning account takeovers, or circumstances under which an unauthorized actor successfully logs into a customer account, as well as anti-money laundering and cybersecurity issues. On February 1, 2021, RHF received a document request from the SEC’s Division of Enforcement in connection with its investigation into account takeovers at certain online brokers. Additionally, state regulators, including the NYDFS and the New York Attorney General’s Office have opened inquiries related to account takeovers. RHM, RHF, and RHC are cooperating with these investigations and inquiries.
On January 8, 2021, a putative class action was filed in California Superior Court (Santa Clara County) against RHF and RHS by Siddharth Mehta, purportedly on behalf of approximately 2,000 Robinhood customers whose accounts were allegedly accessed by unauthorized users from January 1, 2020 to October 16, 2020. On February 9, 2021, RHF and RHS removed this action to the United States District Court for the Northern District of California. An amended complaint, filed on February 26, 2021, added two named class members and expanded the putative class period to the present. Plaintiffs generally allege that RHF and RHS breached commitments made and duties owed to customers to safeguard customer data and assets. Plaintiffs assert eight causes of action for purported violations of common law, a right to privacy, and certain California statutes, including the California Consumer Privacy Act. On March 12, 2021, RHF and RHS filed a motion to dismiss the amended complaint.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Massachusetts Securities Division Complaint
On December 16, 2020, the Enforcement Section of the Massachusetts Securities Division (the “MSD”) filed an administrative complaint against RHF, which stems from an investigation initiated by the MSD on or around July 21, 2020. The Complaint alleges three counts of Massachusetts securities law violations regarding unethical and dishonest conduct or practices, failure to supervise, and failure to act in accordance with the Massachusetts fiduciary duty standard, which became effective on March 6, 2020 and had an effective enforcement date beginning September 1, 2020. Among other things, MSD alleges that RHF’s product features and marketing strategies, outages, and options trading approval process constitute violations of Massachusetts securities laws. The complaint seeks, among other things, injunctive relief (seeking a permanent cease and desist order), censure, unspecified restitution, unspecified disgorgement, the appointment of an independent consultant, and an unspecified administrative fine. On January 29, 2021, RHF filed an answer to this complaint denying each of the alleged securities law violations, and we are currently engaging in discussions regarding a potential negotiated resolution.
Pinchasov v. Robinhood Financial LLC
On November 5, 2020, Plaintiff Shterna Pinchasov (“Plaintiff”) filed a putative class action in the Circuit Court of the 11th Judicial Circuit of Florida in and for Miami-Dade County asserting claims of negligence and breach of fiduciary duty based on allegations that RHF failed to prevent customers from using its interface for stocks that were subject to a “T1 Halt,” and seeking damages. Securities exchanges, such as the New York Stock Exchange and the Nasdaq Stock Market, have the authority to halt and delay trading in a security, and a “T1 Halt” (or regulatory halt) may occur pending the release of material news about a company.
On November 30, 2020, RHF removed this action to the U.S. District Court for the Southern District of Florida pursuant to the Class Action Fairness Act of 2005. On December 21, 2020, RHF filed a motion to dismiss the complaint.
Gordon v. Robinhood Financial LLC
On October 29, 2019, a putative class action was filed against RHF and RHM in the Superior Court for the State of Washington, County of Spokane. The complaint alleges that RHF and RHM initiated or assisted in the transmission of commercial electronic text messages to Washington State residents without their consent in violation of Washington State law. The action has been removed to the Eastern District of Washington, pursuant to the Class Action Fairness Act of 2005, and the court granted RHM’s motion to dismiss for lack of personal jurisdiction. On January 7, 2020, we filed a motion to dismiss the complaint, which was denied. On January 25, 2021, the court granted the plaintiff’s motion for class certification. A trial date has not been set yet.
NOTE 15: SUBSEQUENT EVENTS
We have evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the consolidated financial statements. The evaluation was performed through March 22, 2021.
Early 2021 Trading Restrictions
Beginning on January 28, 2021, due to unprecedented market volatility and related portfolio margin demands imposed on RHS by the clearinghouse National Securities Clearing Corporation, RHS temporarily restricted or limited its customers’ purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our platform (“Early 2021 Trading Restrictions”).

ROBINHOOD MARKETS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of the date the financial statements were available to be issued, we have become aware of approximately 49 putative class actions and three individual actions that have been filed against RHM, RHF, and/or RHS in various federal and state courts relating to the Early 2021 Trading Restrictions. The complaints generally allege breach of contract, breach of the implied covenant of good faith and fair dealing, negligence, breach of fiduciary duty and other common law claims. Several complaints further allege federal securities claims, federal and state antitrust claims and/or certain state consumer protection claims based on similar factual allegations. Approximately 18 of the putative class actions also name other broker-dealers and/or market makers as defendants. On February 5, 2021, certain plaintiffs filed a motion before the Judicial Panel on Multidistrict Litigation ("JPML") to transfer and coordinate or consolidate the actions filed in connection with the Early 2021 Trading Restrictions into a multidistrict litigation in the Northern District of California (the "Transfer Motion"). On March 1, 2021, we filed a response to the Transfer Motion, in which we supported transfer and coordination or consolidation of the actions into a multidistrict litigation in either the Northern District of California, or in the alternative, the Middle District of Florida. We believe that the claims in these lawsuits are without merit and intend to defend against them vigorously.
RHM, RHF, RHS and our Co-Founder and CEO, Vladimir Tenev, have received requests for information, and in some cases subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the United States Attorney’s Office for the Northern District of California ("USAO"), the SEC staff, FINRA, the New York Attorney General’s Office, other state attorneys general offices, and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev's cell phone. There have also been several inquiries based on specific customer complaints. In addition, we have received information and testimony requests from certain committees and members of the U.S. Congress and Mr. Tenev has provided testimony with respect to the Early 2021 Trading Restrictions. We are cooperating with these investigations and examinations.
Due to the very preliminary nature of all of these proceedings, we are unable at this time to estimate the likelihood or magnitude of any possible losses related to these matters.
Convertible Note and Warrant Financings
In February 2021, we issued two tranches of convertible notes, consisting of $2.53 billion aggregate principal amount of Tranche I convertible notes and $1.02 billion aggregate principal amount of Tranche II convertible notes. Unless earlier converted, upon the closing of this offering, the convertible notes will automatically convert into shares of our Class A common stock at a conversion price equal to the lower of (i) 70% of the cash price per share paid by investors in this offering and (ii) $38.29 (in the case of the Tranche I convertible notes) or $42.12 (in the case of the Tranche II convertible notes). Interest on the convertible notes accrues at 6% per annum, compounding semi-annually in arrears, and is payable in kind. In addition, we granted to each purchaser of the Tranche I convertible notes a warrant to purchase a number of shares of equity securities equal to 15% of the aggregate proceeds invested by such purchaser in the Tranche I convertible notes (i.e., $379.8 million in aggregate maximum purchase amount).

ROBINHOOD MARKETS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
(in thousands, except share and per share data)	2020	2021
Assets
Current assets:
Cash and cash equivalents	$1,402,629	$5,077,752
Cash and securities segregated under federal and other regulations	4,914,660	5,374,594
Receivables from brokers, dealers and clearing organizations	124,501	209,792
Receivables from users, net	3,354,142	5,423,643
Deposits with clearing organizations	225,514	272,204
Other current assets	851,138	1,542,902
Total current assets	10,872,584	17,900,887
Property, software and equipment, net	45,834	71,078
Restricted cash	7,364	17,273
Non-current assets	62,692	99,344
Total assets	$10,988,474	$18,088,582
Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$104,649	$292,851
Payables to users	5,897,242	7,768,181
Securities loaned	1,921,118	2,642,900
Other current liabilities	893,036	1,536,344
Total current liabilities	8,816,045	12,240,276
Convertible notes	—	5,189,783
Other non-current liabilities	48,012	463,548
Total liabilities	8,864,057	17,893,607
Commitments and contingencies (Note 14)
Mezzanine equity
Redeemable convertible preferred stock, $0.0001 par value. 414,033,220 and 658,311,424 authorized at December 31, 2020 and June 30, 2021. 412,742,897 issued and outstanding at December 31, 2020 and June 30, 2021. Liquidation preference of $2,191,086 at December 31, 2020 and June 30, 2021.	2,179,739	2,179,739
Stockholders’ deficit:
Common stock, $0.0001 par value, 777,354,000 and 1,057,152,204 shares authorized at December 31, 2020 and June 30, 2021. 229,031,546 and 232,609,957 shares issued and outstanding at December 31, 2020 and June 30, 2021.	1	1
Additional paid-in capital	134,307	151,281
Accumulated other comprehensive income	473	525
Accumulated deficit	(190,103)	(2,136,571)
Total stockholders’ deficit	(55,322)	(1,984,764)
Total liabilities, mezzanine equity and stockholders’ deficit	$10,988,474	$18,088,582
See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except share and per share data)	2020	2021	2020	2021
Revenues:
Transaction-based revenues	$187,413	$451,167	$283,044	$871,606
Net interest revenues	39,998	67,709	64,014	130,206
Other revenues	16,800	46,457	24,703	85,695
Total net revenues	244,211	565,333	371,761	1,087,507

Operating expenses:
Brokerage and transaction	28,612	37,812	49,016	78,816
Technology and development	44,971	156,347	78,176	273,205
Operations	30,464	101,065	52,277	167,629
Marketing	43,510	94,159	113,432	196,407
General and administrative	38,636	111,346	73,287	248,460
Total operating expenses	186,193	500,729	366,188	964,517

Change in fair value of convertible notes and warrant liability	—	528,052	—	2,020,321
Other expense (income), net	(100)	710	43	(149)
Income (loss) before income tax	58,118	(464,158)	5,530	(1,897,182)
Provision for income taxes	534	37,507	448	49,286
Net income (loss)	$57,584	$(501,665)	$5,082	$(1,946,468)
Net income (loss) attributable to common stockholders:
Basic	$22,783	$(501,665)	$2,050	$(1,946,468)
Diluted	$22,783	$(501,665)	$2,050	$(1,946,468)
Net income (loss) per share attributable to common stockholders:
Basic	$0.10	$(2.16)	$0.01	$(8.41)
Diluted	$0.09	$(2.16)	$0.01	$(8.41)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	225,091,413	232,223,019	224,953,736	231,459,227
Diluted	244,338,145	232,223,019	244,539,192	231,459,227
See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2020	2021	2020	2021
Net income (loss)	$57,584	$(501,665)	$5,082	$(1,946,468)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(42)	23	(174)	52
Total other comprehensive income (loss), net of tax	(42)	23	(174)	52
Total comprehensive income (loss)	$57,542	$(501,642)	$4,908	$(1,946,416)
See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
(in thousands)	2020	2021
Operating activities:
Net income (loss)	$5,082	$(1,946,468)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,913	8,694
Provision for credit losses	23,933	36,745
Share-based compensation	3,777	10,134
Deferred income taxes	(88)	1
Change in fair value of convertible notes and warrant liability	—	2,020,321
Other	19	—
Changes in operating assets and liabilities:
Segregated securities under federal and other regulations	—	(214,990)
Receivables from brokers, dealers and clearing organizations	(116,703)	(85,291)
Receivables from users, net	(769,581)	(2,104,430)
Deposits with clearing organizations	(113,112)	(46,690)
Other current and non-current assets	(156,252)	(730,233)
Accounts payable and accrued expenses	18,248	182,214
Payables to users	2,913,253	1,870,939
Securities loaned	91,468	721,782
Other current and non-current liabilities	159,206	676,393
Net cash provided by operating activities	2,063,163	399,121
Investing activities:
Purchase of property, software and equipment	(11,689)	(22,085)
Capitalization of internally developed software	(4,573)	(5,777)
Net cash used in investing activities	(16,262)	(27,862)
Financing activities:
Proceeds from issuance of convertible notes and warrants	—	3,551,975
Draws on credit facilities	907,700	1,348,276
Repayments on credit facilities	(892,700)	(1,348,276)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	557,297	—
Proceeds from exercise of stock options, net of repurchases	584	6,690
Net cash provided by financing activities	572,881	3,558,665
Effect of foreign exchange rate changes on cash and cash equivalents	(174)	52
Net increase in cash, cash equivalents, segregated cash and restricted cash	2,619,608	3,929,976
Cash, cash equivalents, segregated cash and restricted cash, beginning of the period	3,069,568	6,189,659
Cash, cash equivalents, segregated cash and restricted cash, end of the period	$5,689,176	$10,119,635
Cash and cash equivalents, end of the period	$794,482	$5,077,752
Segregated cash, end of the period	4,887,330	5,024,610
Restricted cash, end of the period	7,364	17,273
Cash, cash equivalents, segregated cash and restricted cash, end of the period	$5,689,176	$10,119,635
Supplemental disclosures:
Cash paid for interest	$2,582	$3,083
Cash paid for income taxes	$417	$3,128
See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
(Unaudited)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
(in thousands, except for number of shares)	Shares	Amount	Shares	Amount
Balance at March 31, 2020	321,626,778	$912,411	225,567,600	$1	$103,205	$57	$(250,054)	$(146,791)
Net Income	—	—	—	—	—	—	57,584	57,584
Shares issued in connection with employee stock plans	—	—	182,768	—	515	—	—	515
Issuance of Series F convertible preferred stock, net of issuance costs	44,640,000	557,297	—	—	—	—	—	—
Vesting of early-exercised stock options	—	—	—	—	154	—	—	154
Change in other comprehensive income	—	—	—	—	—	(42)	—	(42)
Share-based compensation	—	—	—	—	1,631	—	—	1,631
Balance at June 30, 2020	366,266,778	$1,469,708	225,750,368	$1	$105,505	$15	$(192,470)	$(86,949)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
(in thousands, except for number of shares)	Shares	Amount	Shares	Amount
Balance at March 31, 2021	412,742,897	$2,179,739	232,257,374	$1	$149,217	$502	$(1,634,906)	$(1,485,186)
Net loss	—	—	—	—	—	—	(501,665)	(501,665)
Shares issued in connection with employee stock plans	—	—	355,693	—	782	—	—	782
Vesting of early-exercised stock options	—	—	—	—	113	—	—	113
Repurchases of common stock	—	—	(3,110)	—	—	—	—	—
Change in other comprehensive income	—	—	—	—	—	23	—	23
Share-based compensation	—	—	—	—	1,169	—	—	1,169
Balance at June 30, 2021	412,742,897	$2,179,739	232,609,957	$1	$151,281	$525	$(2,136,571)	$(1,984,764)

ROBINHOOD MARKETS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
(Unaudited)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
(in thousands, except for number of shares)	Shares	Amount	Shares	Amount
Balance at December 31, 2019	321,626,778	$912,411	224,802,545	$1	$99,439	$189	$(196,677)	$(97,048)
Net Income	—	—	—	—	—	—	5,082	5,082
Shares issued in connection with employee stock plans	—	—	1,017,823	—	1,440	—	—	1,440
Issuance of Series F convertible preferred stock, net of issuance costs	44,640,000	557,297	—	—	—	—	—	—
Vesting of early-exercised stock options	—	—	—	—	312	—	—	312
Repurchase of common stock	—	—	(70,000)	—	—	—	(875)	(875)
Change in other comprehensive income	—	—	—	—	—	(174)	—	(174)
Share-based compensation	—	—	—	—	4,314	—	—	4,314
Balance at June 30, 2020	366,266,778	$1,469,708	225,750,368	$1	$105,505	$15	$(192,470)	$(86,949)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
(in thousands, except for number of shares)	Shares	Amount	Shares	Amount
Balance at December 31, 2020	412,742,897	$2,179,739	229,031,546	$1	$134,307	$473	$(190,103)	$(55,322)
Net loss	—	—	—	—	—	—	(1,946,468)	(1,946,468)
Shares issued in connection with employee stock plans	—	—	3,581,521	—	6,579	—	—	6,579
Vesting of early-exercised stock options	—	—	—	—	173	—	—	173
Repurchases of common stock	—	—	(3,110)	—	—	—	—	—
Change in other comprehensive income	—	—	—	—	—	52	—	52
Share-based compensation	—	—	—	—	10,222	—	—	10,222
Balance at June 30, 2021	412,742,897	$2,179,739	232,609,957	$1	$151,281	$525	$(2,136,571)	$(1,984,764)
See Accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

ROBINHOOD MARKETS, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Robinhood Markets, Inc. (“RHM”, together with its subsidiaries, “Robinhood”, the “Company”, “we”, or “us”) was incorporated in the State of Delaware on November 22, 2013. Our most significant, wholly-owned subsidiaries are:
•Robinhood Financial LLC (“RHF”), a registered introducing broker-dealer;
•Robinhood Securities, LLC (“RHS”), a registered clearing broker-dealer; and
•Robinhood Crypto, LLC (“RHC”), which provides users the ability to buy and sell cryptocurrencies.
Acting as the agent of the user, we facilitate the purchase and sale of equities, options and cryptocurrencies through our platform by routing transactions through market makers, who are responsible for trade execution. Upon execution of a trade, users are legally required to purchase equities, options, or cryptocurrencies for cash from the transaction counterparty or to sell equities, options or cryptocurrencies for cash to the transaction counterparty, depending on the transaction. Acting as agent, we facilitate and confirm trades only when there are binding, matched legal obligations from the user and the market maker on both sides of the trade. Our users have ownership of the securities, including those that collateralize margin loans, and cryptocurrencies transacted on our platform and, as a result, any such securities or cryptocurrencies owned by users are not presented in our unaudited condensed consolidated balance sheets. We do not allow users to purchase cryptocurrency on margin. We hold cryptocurrency in custody for our users’ accounts in one or more omnibus cryptocurrency wallets.
In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as “COVID-19” to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. In response to the pandemic, we have enabled nearly all of our employees to work remotely and have restricted business travel. Throughout the COVID-19 pandemic, we have seen substantial growth in our user base, retention, engagement and trading activity metrics, as well as continued gains and periodic all-time highs achieved by the equity markets generally. During the COVID-19 pandemic, we have seen an increasing interest in personal finance and investing, coupled with low interest rates and a positive market environment, especially in the U.S. equity markets, that has encouraged an unprecedented number of first-time retail investors to become our customers and begin trading on our platform. At the same time, the COVID-19 pandemic has resulted, in part, in inefficiencies or delays in our business, operational challenges and additional costs related to business continuity initiatives as our workforce has fully transitioned to remote working. The extent of the impact of COVID-19 on our business and financial results will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the ability to reintegrate our workforce or to adapt to the long-term distributed workforce model (with some employees part- or full-time remote, and others not) we expect to adopt, the impact on capital and financial markets and the related impact on the financial circumstances of our customers, all of which are highly uncertain and cannot be predicted.
Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. The condensed consolidated financial statements are unaudited, and in management’s opinion, include all adjustments, including normal recurring adjustments and accruals necessary for a fair presentation of the results for the interim periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full fiscal year ended December 31, 2021 or any future period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes included in our final prospectus for our IPO dated July 28, 2021 and filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1934 on July 30, 2021 (the “Final Prospectus”). There have been no material changes in our significant accounting policies as described in our consolidated financial statements included in our audited annual consolidated financial statements for the year ended December 31, 2020, other than the adoption of the accounting pronouncement as described below in Note 2. The unaudited condensed consolidated financial statements include the accounts of RHM and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.
Use of estimates
The preparation of unaudited condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the unaudited condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience, and other assumptions we believe to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Assumptions and estimates used in preparing our unaudited condensed consolidated financial statements include those related to the determination of allowances for credit losses, the capitalization and estimated useful life of internally developed software, contingent liabilities, useful lives of property and equipment, the incremental borrowing rate used to determine the present value of lease payments, the valuation and recognition of share-based compensation, the valuation of the convertible notes and warrant liability, uncertain tax positions, and the recognition and measurement of current and deferred income tax assets and liabilities. Actual results could differ from these estimates and could have a material adverse effect on our unaudited condensed consolidated financial statements.
Deferred offering costs
We have capitalized qualified legal, accounting and other direct costs related to our efforts to raise capital through a sale of our common stock in an IPO. Deferred offering costs are included in other current assets on the unaudited condensed consolidated balance sheets and will be deferred until the completion of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the IPO proceeds. If we terminate the planned IPO or there is a significant delay, all of the deferred offering costs will be immediately written off to operating expenses. As of December 31, 2020 and June 30, 2021, $1.3 million and $9.5 million of deferred offering costs were capitalized.

Concentration of credit risk
We had transaction-based revenues from individual market makers in excess of 10% of total revenues, as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
Market maker:
Citadel Securities, LLC	36%	14%	34%	21%
Tai Mo Shan Limited(1)	1%	29%	2%	20%
Entities affiliated with Susquehanna International Group, LLP(2)	21%	9%	20%	11%
Entity affiliated with Jane Street Group	1%	12%	1%	9%
Entities affiliated with Wolverine Holdings, L.P.(3)	8%	8%	10%	8%
All others individually less than 10%	10%	7%	9%	11%
Total as percentage of total revenue:	77%	79%	76%	80%
________________
(1)Member of Jump Trading Group
(2)Consists of Global Execution Brokers, LP and G1X Execution Services, LLC
(3)Consists of Wolverine Execution Services, LLC and Wolverine Securities LLC

We are engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event our counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is our policy to review, as necessary, the credit standing of each counterparty.
NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS
Recently adopted accounting pronouncements
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity’s Own Equity. This guidance simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments, amends the accounting guidance for evaluating the classification of certain contracts in an entity’s own equity, and modifies the diluted earnings per share calculations for convertible instruments. The guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We adopted this guidance effective January 1, 2021 using the full retrospective method. The adoption of the guidance did not have a material impact on our unaudited condensed consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
There are no new accounting standards that we have not adopted that are material to us as of June 30, 2021.

NOTE 3: REVENUES
Disaggregation of revenues
The following table presents our revenue disaggregated by revenue source:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2020	2021	2020	2021
Transaction-based revenues:
Options	$111,148	$164,604	$170,908	$362,464
Cryptocurrencies	5,320	233,103	9,558	320,690
Equities	70,606	52,012	102,195	185,313
Other	339	1,448	383	3,139
Total transaction-based revenues	187,413	451,167	283,044	871,606

Net interest revenues:
Securities lending	28,633	39,448	35,138	75,074
Margin interest	10,958	31,230	18,787	58,961
Interest on segregated cash and securities	1,436	931	10,632	2,041
Other interest revenue	526	1,368	2,516	2,197
Interest expenses related to credit facilities	(1,555)	(5,268)	(3,059)	(8,067)
Total net interest revenues	39,998	67,709	64,014	130,206

Other revenues	16,800	46,457	24,703	85,695

Total net revenues	$244,211	$565,333	$371,761	$1,087,507
Receivables and Contract Balances
Receivables are recognized when we have an unconditional right to invoice and receive payment under a contract with a customer and are derecognized when cash is received. Receivables primarily consist of transaction-based revenue receivables due from market makers and are reported in receivables from brokers, dealers and clearing organizations and other revenue receivables due from our partnership with a third-party investor communications company and are reported in other current assets on the unaudited condensed consolidated balance sheets.
The table below sets forth contract receivables balances for the period indicated:

(in thousands)	Receivables
Beginning of period, January 1, 2021	$111,871
End of period, June 30, 2021	147,168
Increase in receivables during the period	$35,297
The difference between the opening and ending balance of our receivables primarily results from the growth of our business over the period and timing differences between our performance and counterparties’ payments.

Contract liabilities consist of unearned subscription revenue which are recognized when users remit contractual cash payments in advance of us satisfying our performance obligations under the contract and are recorded as other current liabilities on the unaudited condensed consolidated balance sheets.
The table below sets forth contract liabilities balances for the period indicated:

(in thousands)	Contract Liabilities
Beginning of period, January 1, 2021	$2,060
End of period, June 30, 2021	3,605
Increase in contract liabilities during the period	$1,545
We recognized all revenue from amounts included in the opening contract liability balances in the six months ended June 30, 2021. The difference between the opening and ending balance of our contract liability balances primarily results from the increase in subscription users and the timing difference between our performance and payments from the users.
NOTE 4: ALLOWANCE FOR CREDIT LOSSES
The following table summarizes the allowance for credit losses, which primarily relate to unsecured balances of receivables from users due to fraudulent, unlawful or otherwise inappropriate customer behavior, such as when customers initiate deposits into their accounts, make trades on our platform using a short-term extension of credit from us, and then repatriate or reverse the deposits, resulting in a loss to us of the credited amount (“Fraudulent Deposit Transactions”) and to a lesser extent, losses on margin borrowings, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2020	2021	2020	2021
Beginning balance	$27,070	$30,875	$17,122	$34,092
Provision for credit losses	13,985	20,342	23,933	36,745
Write-offs	—	(15,964)	$—	$(35,584)
Ending balance	$41,055	$35,253	$41,055	$35,253
During the three and six months ended June 30, 2020, the provision for credit losses related to unsecured balances of receivables from users was $13.4 million and $23.3 million while the remaining $0.6 million and $0.6 million was related to other receivables. During the three and six months ended June 30, 2021, the provision for credit losses related to unsecured receivables from users was $19.0 million and $34.9 million while the remaining $1.3 million and $1.8 million was related to other receivables. As of June 30, 2020 and 2021, the ending allowance for credit losses related to unsecured balances of receivables from users was $40.4 million and $32.9 million while the remaining $0.7 million and $2.4 million were related to other receivables.
During the fourth quarter in the year ended December 31, 2020, we implemented our policy to write-off unsecured balances when the balance becomes outstanding for over 180 days. Previously, we did not have sufficient historical information to provide a reasonable basis upon which to write off balances.

NOTE 5: FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial assets and liabilities measured at fair value on a recurring basis as of the date indicated below were presented on our unaudited condensed consolidated balance sheets as follows:

	December 31, 2020
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$1,026,034	$—	$—	$1,026,034
Cash and securities segregated under federal and other regulations:
U.S. Treasury securities	134,994	—	—	134,994
Other current assets:
Equity securities - user-held fractional shares	802,483	—	—	802,483
Equity securities - securities owned	3,222	—	—	3,222
Total financial assets	$1,966,733	$—	$—	$1,966,733

Liabilities
Accounts payable and accrued expenses:
Equity securities - referral program liability	$695	$—	$—	$695
Other current liabilities:
Equity securities - repurchase obligations	802,483	—	—	802,483
Total financial liabilities	$803,178	$—	$—	$803,178

	June 30, 2021
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$1,927,574	$—	$—	$1,927,574
U.S. Treasury securities	349,984	—	—	349,984
Other current assets:
Equity securities - user-held fractional shares	1,430,855	—	—	1,430,855
Equity securities - securities owned	18,874	—	—	18,874
Total financial assets	$3,727,287	$—	$—	$3,727,287

Liabilities
Accounts payable and accrued expenses:
Equity securities - referral program liability	$389	$—	$—	$389
Other current liabilities:
Equity securities - repurchase obligations	1,430,855	—	—	1,430,855
Convertible notes:
Convertible notes	—	—	5,189,783	5,189,783
Other non-current liabilities:
Warrant liability	—	—	382,513	382,513
Total financial liabilities	$1,431,244	$—	$5,572,296	$7,003,540
We measure our cash equivalents, securities segregated under federal and other regulations, equity securities owned by us for the promotional stock referral and fractional shares programs, and user-held fractional shares at fair value. Repurchase obligations in connection with our fractional shares program and equity securities that were awarded to our users as a part of our promotional stock referral program but had not been claimed as of December 31, 2020 and June 30, 2021 are also measured at fair value. We have evaluated the estimated fair value of financial instruments using available market information such as quoted market prices for the same instrument in active markets. Such instruments are classified within Level 1 of the fair value hierarchy.
Convertible notes and warrant liability
In February 2021, we issued two tranches of convertible notes (the “convertible notes”) and granted to each purchaser of the Tranche I convertible notes a warrant to purchase equity securities (the “warrant liability”) - see Note 10 for more information. We have elected the fair value option for both tranches of the convertible notes as we believe it best reflects its underlying economics. Under the fair value option, the convertible notes are initially measured at their issuance date estimated fair value and subsequently remeasured at their estimated fair value at each reporting period.
The valuation methodology for both the convertible notes and warrant liability is based on unobservable estimates and judgements, and therefore they are classified within Level 3 of the fair value hierarchy. The fair value of the convertible notes is determined using an if-converted approach and the fair value of the warrant liability is determined using a Black-Scholes option-pricing model.

The significant unobservable inputs used in the fair value measurement of the convertible notes and warrant liability include:

	June 30, 2021
	Convertible notes	Warrant liability
Fair value of common stock	$38.00	$38.00
Volatility	N/A	56%
Risk free rate	N/A	1.42%
Fair value measurements are highly sensitive to changes in these inputs and significant changes in these inputs would result in a significantly different fair value. For the three and six months ended June 30, 2021, we recorded total expense due to changes in fair value of $514.7 million and $1,890.8 million for the convertible notes and $13.4 million and $129.6 million for the warrant liability in our unaudited condensed consolidated statements of operations, none of which is attributable to the change in the instrument-specific credit risk. We have elected to present the component related to accrued interest in the change in fair value of convertible notes and warrant liability.
The following table sets forth a summary of the changes in the estimated fair value of our convertible notes and warrant liability:

(in thousands)	Convertible notes	Warrant liability
Beginning of period, January 1, 2021	$—	$—
Issued during the period	3,299,031	252,944
Change in fair value	1,890,752	129,569
End of period, June 30, 2021	$5,189,783	$382,513
During the six months ended June 30, 2021, we did not have any transfers in or out of Level 1, Level 2, or Level 3 assets or liabilities.
NOTE 6: INCOME TAXES

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except percentages)	2020	2021	2020	2021
Income (loss) before income taxes	$58,118	$(464,158)	$5,530	$(1,897,182)
Provision for income taxes	534	37,507	448	49,286
Effective Tax Rate	0.9%	(8.1)%	8.1%	(2.6)%
Our tax provision for interim periods is determined using an estimated annual effective tax rate (“ETR”), adjusted for discrete items arising in the period. In each quarter, we update our estimated annual ETR and make a year-to-date calculation of the provision.
For the three months ended June 30, 2020, the ETR was lower than the U.S. federal statutory rate primarily due to the full valuation allowance on our U.S. federal and state deferred tax assets offset by our current federal and state taxes payable. For the three months ended June 30, 2021, the ETR differs from the U.S. federal statutory rate primarily due to the non-deductible change in fair value of the convertible notes and warrant liability, and the change in valuation allowance on our remaining U.S. federal and state deferred tax assets offset by our current federal and state taxes payable.
For the six months ended June 30, 2020, the ETR was lower than the U.S. federal statutory rate primarily due to the full valuation allowance on our U.S. federal and state deferred tax assets offset by our current federal and state taxes payable. For the six months ended June 30, 2021, the ETR differs from the U.S. federal statutory rate primarily due to the non-deductible change in fair value of the convertible notes and warrant liability, and the change in valuation allowance on our remaining U.S. federal and state deferred tax assets partially offset by our current federal and state taxes payable.
The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence during the six months ended June 30, 2021, we believe it is more likely than not that the tax benefits of the remaining U.S. net deferred tax assets may not be realized. We intend to maintain the full valuation allowance on the U.S. net deferred tax assets until enough positive evidence exists to support a reversal of, or decrease in, the valuation allowance.
Utilization of the net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.
NOTE 7: PROPERTY, SOFTWARE AND EQUIPMENT, NET
Property, software and equipment are presented net of accumulated depreciation and amortization and summarized as follows:

	December 31,	June 30,
(in thousands)	2020	2021
Computer equipment	$9,203	$17,459
Furniture and fixtures	8,024	14,764
Tenant improvements	18,945	38,426
Internally developed software	16,992	18,943
Construction in progress	9,756	7,266
Total	62,920	96,858
Less: accumulated depreciation and amortization	(17,086)	(25,780)
Property, software and equipment, net	$45,834	$71,078
Depreciation expense of property and equipment was $1.3 million and $2.1 million for the three and six months ended June 30, 2020, and $3.4 million and $5.8 million for the three and six months ended June 30, 2021.
Amortization expense of internally developed software was $0.9 million and $1.8 million for the three and six months ended June 30, 2020 and $1.5 million and $2.9 million for the three and six months ended June 30, 2021.
NOTE 8: OFFSETTING ASSETS AND LIABILITIES
Certain financial instruments are eligible for offset on our unaudited condensed consolidated balance sheets under GAAP. Our securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the GAAP guidance to qualify for offset. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Our policy is to recognize amounts subject to master netting arrangements on a gross basis on the unaudited condensed consolidated balance sheets.
Our assets and liabilities subject to master netting arrangements are as follows:

	December 31,	June 30,
(in thousands)	2020	2021
Assets	Securities borrowed
Gross amount of securities borrowed	$372	$754
Gross amount offset on the unaudited condensed consolidated balance sheets	—	—
Amounts of assets presented on the unaudited condensed consolidated balance sheets(1)	372	754
Gross amount of securities borrowed not offset in the unaudited condensed consolidated balance sheets:
Securities borrowed	372	754
Security collateral received	(361)	(727)
Net amount	$11	$27

Liabilities	Securities loaned
Gross amount of securities loaned	$1,921,118	$2,642,900
Gross amount of securities loaned offset on the unaudited condensed consolidated balance sheets	—	—
Amounts of liabilities presented on the unaudited condensed consolidated balance sheets	1,921,118	2,642,900
Gross amount of securities loaned not offset on the unaudited condensed consolidated balance sheets:
Securities loaned	1,921,118	2,642,900
Security collateral pledged	(1,787,819)	(2,531,114)
Net amount	$133,299	$111,786
________________
(1)Securities borrowed are included in receivable from brokers, dealers and clearing organizations in the unaudited condensed consolidated balance sheets.
We also obtain securities under margin agreements on terms which permit us to pledge and/or transfer securities to others. As of December 31, 2020 and June 30, 2021, we were permitted to re-pledge securities with a fair value of $4,632.6 million and $7,517.0 million under the margin agreements and $0.4 million and $0.7 million under the securities lending agreements. As of June 30, 2021, we re-pledged $165.5 million of the permitted to re-pledge amount with clearing organizations to meet deposit requirements. Gross obligations for securities loaned transactions are pledged entirely with collateral in the form of equity and have an open contractual maturity.
NOTE 9: OTHER CURRENT ASSETS
Other current assets primarily includes user-held fractional shares for our fractional share program and prepaid expenses, and to a lesser extent securities owned by us for the promotional stock referral and fractional shares program, and other receivables. We classify prepayments made under contracts as prepaid expenses and expense them over the contract terms. Prepaid expenses primarily include prepayments on cloud infrastructure and other software services, capitalized deferred offering costs for our IPO and prepayments on insurance.

The following table presents the detail of other current assets:

	December 31,	June 30,
(in thousands)	2020	2021
User-held fractional shares	$802,483	$1,430,855
Prepaid expenses	28,629	67,412
Securities owned	3,222	18,874
Other	16,804	25,761
Total other current assets	$851,138	$1,542,902
NOTE 10: FINANCING ACTIVITIES AND OFF-BALANCE SHEET RISK
Revolving credit facilities
In September 2019, we entered into a $400.0 million committed and secured line of credit with a maturity date of September 25, 2020 (the “September 2019 Credit Facility”). In June 2020, we amended the September 2019 Credit Facility and increased the aggregate committed and secured revolving line of credit amount to $550.0 million with a maturity date of June 5, 2021. This line of credit was primarily collateralized by users’ securities held as collateral for users’ margin loans. Interest for this line of credit was determined at the time a loan was initiated and the applicable interest rate under this line of credit was calculated as a per annum rate equal to 1.25% plus the federal funds rate at the applicable time. There were no outstanding borrowings under the September 2019 Credit Facility at December 31, 2020. We were obligated to pay a commitment fee calculated as a per annum rate equal to 0.35% on any unused amount of the credit facility. The September 2019 Credit Facility was terminated in April 2021.
In October 2019, we entered into a $200.0 million committed and unsecured revolving line of credit with a syndicate of banks maturing in October 2023 (the “October 2019 Credit Facility”). In October 2020, we amended the October 2019 Credit Facility and, among other things, increased the aggregate committed and unsecured revolving line of credit amount to $600.0 million with a maturity date of October 29, 2024. In April 2021, we further increased the aggregate credit amount available under the October 2019 Credit Facility to $625.0 million. Loans under the October 2019 Credit Facility bear interest, at our option, at a per annum rate of either (a) the Eurodollar Rate plus 1.00% or (b) the Alternative Base Rate. The Eurodollar Rate is equal to the Eurodollar Base Rate, which is derived from London Interbank Offered Rate (“LIBOR”), multiplied by the Statutory Reserve Rate at the applicable time. The Alternative Base Rate is the greatest of (i) the prime rate then in effect, (ii) the Federal Reserve Bank of New York rate then in effect plus 0.50% and (iii) the Eurodollar Rate at such time for a one month interest period plus 1.00%. If LIBOR is unavailable or if we and the administrative agent elect, the Eurodollar Rate will be replaced by a rate calculated with reference to the Secured Overnight Financing Rate as set forth in the October 2019 Credit Facility agreement or an alternate benchmark rate selected by us and the administrative agent. There were no outstanding borrowings under the October 2019 Credit Facility at December 31, 2020 and June 30, 2021. We are obligated to pay a commitment fee calculated as a per annum rate equal to 0.10% on any unused amount of the October 2019 Credit Facility.
The agreements for the September 2019 Credit Facility and the October 2019 Credit Facility contain customary covenants restricting our ability to incur debt, incur liens and undergo certain fundamental changes. We were in compliance with all covenants under these facilities as of December 31, 2020 and June 30, 2021.
In April 2021, we entered into a $2.2 billion committed and secured revolving line of credit, subject to certain borrowing base limitations, with a maturity date of April 15, 2022 (the “April 2021 Credit Facility”). Borrowings from the April 2021 Credit Facility must be specified to be Tranche A, Tranche B, Tranche C or a combination thereof. Tranche A loans are secured by users’ securities and used primarily to finance margin loans. Tranche B loans are secured by the right to the return from National Securities Clearing Corporation (“NSCC”) of NSCC Margin Deposits and cash and property in a designated collateral account and used for the purpose of satisfying NSCC Deposit Requirements. Tranche C loans are secured by the right to the return of eligible funds from any reserve account of the Borrower and cash and property in a designated collateral account and used for the purpose of satisfying reserve requirements under Rule 15c3-3 of the Securities Exchange Act. Interest for this line of credit is determined at the time a loan is initiated and the applicable interest rate is calculated as a per annum rate equal to 1.25% for Tranche A loans and 2.50% for Tranche B and Tranche C loans, plus the Short-Term Funding Rate at the applicable time. The Short-Term Funding Rate is equal to the greatest of (i) the Eurodollar Rate for a one month interest period on such day, which equals to the Eurodollar Base Rate that is derived from LIBOR, multiplied by the Statutory Reserve Rate at the applicable time, (ii) the Federal Funds Effective Rate and (iii) the Overnight Bank Funding Rate in effect on such day. There were no outstanding borrowings under the April 2021 Credit Facility at June 30, 2021. This agreement contains customary covenants restricting RHS’s ability to incur debt, incur liens and undergo certain fundamental changes. We were in compliance with the covenants as of June 30, 2021. We are obligated to pay a commitment fee calculated as a per annum rate equal to 0.50% on any unused amount of the April 2021 Credit Facility.
Convertible notes and warrant liability
Convertible notes
In February 2021, we issued two tranches of convertible notes, consisting of $2.53 billion aggregate principal amount of Tranche I convertible notes and $1.02 billion aggregate principal amount of Tranche II convertible notes. Interest on the convertible notes accrues at 6% per annum, compounding semi-annually in arrears, and is payable in kind. The convertible notes do not have a maturity date.
In the event of (a) a public offering of our common stock to the public in an IPO on a nationally-recognized exchange in the United States, (b) upon the effectiveness of a registration statement filed under the Securities Act of 1933, as amended, that registers shares of our existing capital stock for resale not pursuant to an underwritten offering (a “Direct Listing”), or (c) an acquisition by a special purpose acquisition company, and in the case of clauses (a) and (c) resulting in at least $500 million of gross proceeds to us (“Qualifying IPO”) before the 12 month anniversary of the convertible notes issuance date (“Reference Date”), the convertible notes will automatically convert into shares of our Class A common stock at a conversion price equal to the lower of (i) 70% of the cash price per share paid by investors in the Qualifying IPO and (ii) $38.29 (in the case of the Tranche I convertible notes) or $42.12 (in the case of the Tranche II convertible notes). In the event of a sale of our preferred stock, having rights, preference or privileges senior or pari passu to the Series G Preferred Stock before the Reference Date with an aggregate proceed greater than $500 million (“Next Financing”), the convertible notes will convert at the holder’s option, in part or in whole, into our preferred stock at a conversion price equal to the lower of (i) 70% of the price per share in the Next Financing and (ii) $38.29 (in the case of the Tranche I convertible notes) or $42.12 (in the case of the Tranche II convertible notes).
Warrant liability
We granted to each purchaser of the Tranche I convertible notes a warrant, equal to 15% of the aggregate proceeds invested by such purchaser, to purchase a variable number of equity securities. In aggregate, the maximum purchase amount of all warrants is $379.8 million. The warrants can be exercised by the holder after the earlier of (1) February 12, 2022 and (2) Qualifying IPO or Next Financing. The warrants expire on February 12, 2031. The warrants can be settled in cash or in net shares at the holder’s option. In the event of a cash settlement, the number of equity securities the holder will receive is equal to their maximum purchase amount divided by the strike price, as described below.
If a Qualifying IPO occurs prior to the Reference Date, outstanding warrants will become exercisable for shares of our Class A common stock at a strike price equal to the lower of (i) 70% of the price per share in the Qualifying IPO and (ii) $38.29. If a Next Financing occurs prior to the Reference Date, outstanding warrants will become exercisable for shares of our preferred stock issued in the Next Financing at a strike price equal to the lower of (i) 70% of the price per share in the Next Financing and (ii) $38.29. If a Qualifying IPO or Next Financing does not occur by the Reference Date, the outstanding warrants will become exercisable for shares of our series G-1 redeemable convertible preferred stock at a strike price of $18.60.
Off-balance sheet risk
In the normal course of business, we engage in activities involving settlement and financing of securities transactions. These activities may expose us to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. User securities transactions are recorded on a settlement date basis, which is generally two business days for equities and one business day for options after the trade date. We are therefore exposed to risk of loss on these transactions in the event counterparties fail to meet the terms of their contracts. In such events, we may be required to purchase financial instruments at prevailing market prices in order to fulfill our obligations.
NOTE 11: MEZZANINE EQUITY, COMMON STOCK AND STOCKHOLDERS’ DEFICIT
Redeemable convertible preferred stock
The following table is a summary of redeemable convertible preferred stock as of December 31, 2020:

(in thousands, except share data and per share amounts)
Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Liquidation Amount	Per Share Initial Conversion Price	Carrying Value of Stock, Net of Issuance Costs
A	131,913,460	131,913,460	$0.1954	$25,777	$0.1954	$16,139
B	80,263,020	80,263,020	0.6354	50,999	0.6354	50,999
C	43,788,180	43,788,180	2.5121	110,000	2.5121	109,870
D	35,774,761	35,774,761	10.1450	362,935	10.1450	362,670
E	29,887,357	29,887,357	12.4827	373,075	12.4827	372,733
F	48,000,000	48,000,000	12.5000	600,000	12.5000	599,284
G	44,406,442	43,116,119	15.5000	668,300	15.5000	668,044
	414,033,220	412,742,897		$2,191,086		$2,179,739

The following table is a summary of redeemable convertible preferred stock as of June 30, 2021:

(in thousands, except share data and per share amounts)
Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Liquidation Amount	Per Share Initial Conversion Price	Carrying Value of Stock, Net of Issuance Costs
A	131,913,460	131,913,460	$0.1954	$25,777	$0.1954	$16,139
B	80,263,020	80,263,020	0.6354	50,999	0.6354	50,999
C	43,788,180	43,788,180	2.5121	110,000	2.5121	109,870
D	35,774,761	35,774,761	10.1450	362,935	10.1450	362,670
E	29,887,357	29,887,357	12.4827	373,075	12.4827	372,733
F	48,000,000	48,000,000	12.5000	600,000	12.5000	599,284
G	44,406,442	43,116,119	15.5000	668,300	15.5000	668,044
G-1	244,278,204	—	18.6000	—	18.6000	—
	658,311,424	412,742,897		$2,191,086		$2,179,739
Voting
The holders of the redeemable convertible preferred stock are entitled to a number of votes equal to the number of shares of common stock into which the redeemable convertible preferred stock is convertible. Except where otherwise specified in our Certificate of Incorporation, holders of preferred stock vote together with the holders of common stock as a single class. The holders of our Series A and Series B redeemable convertible preferred stock are entitled to elect one director each (each, a “Preferred Director”), with each series voting separately as exclusive classes. Holders of common stock, voting exclusively and as a separate class, are entitled to elect four directors, two of which shall be entitled to two votes on any matter before the Board of Directors. The holders of our Series C, Series D, Series E, Series F, Series G and Series G-1 redeemable convertible preferred stock have no voting rights with respect to the election of members of the Board of Directors or the determination of the size of the Board of Directors.
As long as 50,000,000 shares of redeemable convertible preferred stock are outstanding, we must obtain approval from the holders of a majority of the then outstanding shares of redeemable convertible preferred stock (voting together as a single class and not as separate series, and on an as-converted basis) in order to, among other actions: (1) amend, alter or repeal any provision of the Certificate of Incorporation or our Bylaws; (2) increase the authorized number of shares of redeemable convertible preferred stock (or any series thereof) or common stock; (3) create, or authorize the creation of, a new class or series of our capital stock unless it ranks junior to the redeemable convertible preferred stock with respect to the distribution of assets in a liquidation, dissolution or winding up, the payment of dividends and rights of redemption; (4) declare or pay any dividend on any shares of shares of redeemable convertible preferred stock or common stock, subject to certain exceptions; (5) liquidate, dissolve or wind up our company, effect any merger or consolidation, or sell, lease, transfer or exclusively license all or substantially all of our assets; (6) increase or decrease the authorized size of the Board of Directors; or (7) effect a repurchase or redemption of, or distribution on, any shares of redeemable convertible preferred stock or common stock, subject to certain exceptions.
Liquidation preferences
In the event of any liquidation or winding up of our company, the holders of redeemable convertible preferred stock shall be entitled to receive, prior and in preference to the common stockholders, an amount equal to the aggregate original issue price for their shares of redeemable convertible preferred stock, plus any declared but unpaid dividends. After payment of the liquidation preference to the holders of the redeemable convertible preferred stock, our remaining assets are available for distribution to the holders of common stock on a pro rata basis. If the proceeds distributed among the holders of the redeemable convertible preferred stock are insufficient to permit the holders of redeemable convertible preferred stock to receive the full payment noted above, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of the redeemable convertible preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.
Conversion rights
Each share of redeemable convertible preferred stock is convertible, at the option of the holder, according to a conversion ratio, which is subject to adjustment for dilutive share issuances. The total number of shares of common stock into which the redeemable convertible preferred stock may be converted is determined by dividing the then-applicable conversion price by the initial conversion price, as shown in the table above.
The redeemable convertible preferred stock, with the exception of our Series F redeemable convertible preferred stock, automatically converts into common stock at the applicable conversion rate upon the earliest of: (1) immediately prior to the closing of a public offering of common stock to the public in an IPO at a price of at least $12.4827 per share and resulting in at least $200 million of gross proceeds to us and resulting in the listing of our common stock on a nationally-recognized exchange in the United States (a “Qualified Public Offering”); (2) Direct Listing on a nationally-recognized exchange in the United States that is approved by the holders of a majority of the then outstanding redeemable convertible preferred stock (voting together as a single class and not as separate series, on as-converted basis); and (3) the date and time, or the occurrence of an event, specified by the vote or written consent of each of (i) the holders of the majority of the redeemable convertible preferred stock then outstanding (voting as a single class and on an as-converted basis), (ii) the holders of the majority of the then outstanding shares of Series B, C, G and G-1 redeemable convertible preferred stock (each voting exclusively and as a separate class), (iii) the holders of at least 60% of the then outstanding shares of Series D and E redeemable convertible preferred stock (each voting exclusively and as a separate class), and (iv) the holders of at least 65% of the then outstanding shares of Series A redeemable convertible preferred stock (voting exclusively and as a separate class).
The Series F redeemable convertible preferred stock automatically converts into common stock at the applicable conversion rate upon the earliest of: (1) immediately prior to the closing of a public offering of our common stock to the public in the IPO resulting in at least $200 million of gross proceeds to us and resulting in the listing of our common stock on a nationally-recognized exchange in the United States; (2) a Direct Listing on a nationally-recognized exchange in the United States that is approved by the holders of a majority of the then outstanding redeemable convertible preferred stock (voting together as a single class and not as separate series, on as-converted basis); and (3) the date and time, or the occurrence of an event, specified by the vote or written consent from the holders of the majority of the then outstanding Series F redeemable convertible preferred stock.
The Series F redeemable convertible preferred stock has a full-ratchet anti-dilution adjustment provision. In the event the price per share of our common stock in an IPO ends up being lower than the Series F redeemable convertible preferred stock conversion price, then the conversion price per share of the Series F redeemable convertible preferred stock will be reduced to the same price per share as the common stock price at the time of the IPO. We may also be obligated to issue additional shares of common stock to the holders of Series F redeemable convertible preferred stock in the event of a direct listing with a deemed trading price below the Series F redeemable convertible preferred stock conversion price.
In addition, if we issue any additional common stock below the conversion price of our Series A, B, C, D, E, F, G and G-1 redeemable convertible preferred stock, the conversion price of such series of redeemable convertible preferred stock may be subject to adjustment via a broad-based anti-dilution calculation, subject to certain exceptions.

Dividends
The holders of shares of redeemable convertible preferred stock are entitled to receive dividends, when and if declared by the Board of Directors. Dividends are paid on a pari-passu basis with other holders of our redeemable convertible preferred stock and in preference to the payment of dividends to holders of our common stock. No dividends have been declared or paid by us as of June 30, 2021. Dividends are noncumulative.
Classification
The redeemable convertible preferred stock is contingently redeemable upon certain deemed liquidation events such as a merger or sale of substantially all of our assets. The redeemable convertible preferred stock is not mandatory redeemable but, since a deemed liquidation event would constitute a redeemable event outside of our control, all shares of the redeemable convertible preferred stock have been presented outside of permanent equity in mezzanine equity on the unaudited condensed consolidated balance sheets.
Common stock
Each share of voting common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of redeemable convertible preferred stock outstanding.
Equity incentive plans
Amended and Restated 2013 Stock Plan and 2020 Equity Incentive Plan
Under our Amended and Restated 2013 Stock Plan, as amended (the “2013 Plan”), and our 2020 Equity Incentive Plan, as amended (the “2020 Plan”), shares of common stock are reserved for issuance to eligible participants in connection with incentive stock options (“ISOs”), non-statutory stock options (“NSOs”), restricted stock units ("RSUs"), stock appreciation rights (“SARs”) or restricted stock awards. Options may be granted with an exercise price per share not less than the fair market value at the date of grant. Options granted generally vest over a four-year term from the date of grant, at a rate of 25% after one year, then monthly on a straight-line basis thereafter. Generally, options granted are exercisable for up to ten years from the date of grant. RSUs granted generally vest quarterly on a straight-line basis and the occurrence of a qualifying event, defined as the earlier of (1) the closing of certain, specific change in control transactions, or (2) an IPO. Generally, RSUs expire seven years from the date of grant. Shares of common stock issued under the 2013 Plan and 2020 Plan are subject to certain restrictions, including the right of first refusal by us for sales or transfers of shares to certain parties. Our rights of first refusal terminate upon completion of an IPO. Our 2013 Plan was terminated in connection with adoption of our 2020 Plan (but any awards outstanding under our 2013 Plan will remain in effect in accordance with their terms). No new awards may be granted under our 2013 Plan.
As of June 30, 2021, an aggregate of 209,809,164 shares have been authorized for issuance under the 2013 Plan and the 2020 Plan, of which 46,928,833 shares have been issued under the plans, 149,733,898 shares were reserved for issuance upon the exercise or settlement of outstanding equity awards under the plans, and 13,146,433 shares remained available for new grants under the 2020 Plan.
2021 Omnibus Incentive Plan
In June 2021, our board of directors and our stockholders approved and adopted our 2021 Omnibus Incentive Plan (the “2021 Plan”). Our 2021 Plan became effective immediately prior to the effective date of the Final Prospectus. Upon effectiveness of the 2021 Plan, no new awards may be granted under our 2020 Plan (but any awards outstanding under our 2020 Plan will remain in effect in accordance with their terms) and any shares remaining available for grant under the 2020 Plan became available for grant under the 2021 plan. Our 2021 Plan provides for the grant of stock options, including ISOs and NSOs, SARs, restricted stock, RSUs, performance units, other equity-based awards and cash-based awards. As of June 30, 2021, no awards were outstanding under the 2021 Plan.
The aggregate number of shares available for grant under the 2021 Plan was equal to approximately 14% of the number of shares of our common stock (of all classes) outstanding immediately upon the closing of the IPO. Thereafter, any shares subject to awards under the 2013 Plan or the 2020 Plan that expire or terminate or are forfeited to or repurchased by the Company will become available under the 2021 Plan. In addition, the number of shares available under the 2021 Plan will automatically increase on the first day of each calendar year beginning on January 1, 2022 and ending with (and including) January 1, 2031. Such annual increase will be equal to the lesser of (i) 5% of the outstanding shares of all classes of our common stock on the last day of the immediately preceding calendar year and (ii) such number of shares determined by the board of directors.
Stock option activity
A summary of stock option activity for the six months ended June 30, 2021 is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted- Average Remaining Life	Total Intrinsic Value (in thousands)
Balance at December 31, 2020	21,543,828	$2.19	6.52	$304,590
Exercised during the period	(3,581,521)	1.87
Cancelled and forfeited during the period	(276,657)	4.51
Balance at June 30, 2021	17,685,650	$2.22	5.76	$632,774
Options vested and expected to vest at June 30, 2021	17,685,650	$2.22	5.76	$632,774
Options exercisable at June 30, 2021	15,905,386	$1.75	5.56	$576,535
Time-Based RSUs
We grant RSUs that vest only upon the satisfaction of both time-based service and performance-based conditions (“Time-Based RSUs”). The following table summarizes the activity related to our Time-Based RSUs for the six months ended June 30, 2021:

	Number of RSUs	Weighted- average grant date fair value
Unvested at December 31, 2020	47,711,649	$10.84
Granted	22,899,989	40.88
Forfeited	(1,747,048)	16.48
Unvested at June 30, 2021	68,864,590	$26.12
Market-Based RSUs
We granted 27,663,658 market-based awards in the form of RSUs to certain executives during the year ended December 31, 2019 that were modified in May 2021 (the “2019 Market-Based RSUs”).  These awards vest based on (i) achievement of share price targets considered market vesting conditions (5,532,732, 13,831,828, and 8,299,098 RSUs vest upon achievement of share price targets of $30.45, $50.75, and $101.50, respectively, with the initial stock price target measured at the IPO price, and for all remaining RSUs that did not vest upon IPO, measurement of the price targets will be based on a trailing 60-trading-day average of the daily volume weighted average price), (ii) a performance based vesting condition requiring the occurrence of an IPO or other liquidity event, and (iii) continuous employment by each recipient through the vesting date, which is considered a service condition. Prior to the modification, any tranche of 2019 Market-Based RSUs that hadn’t achieved its share price target upon IPO would have been forfeited. The modification allows the awards to continue to be measured against the same price targets as were outlined in the original 2019 grant though December 31, 2025. The 2019 Market-Based RSUs had a weighted-average grant date fair value of $0.29 per RSU. Upon modification, the weighted-average incremental fair value of the 2019 Market-Based RSUs is $21.95 per RSU (see below).
In May 2021, we granted 35,520,000 additional market-based awards in the form of RSUs to certain executives (the “2021 Market-Based RSUs”) with a weighted-average grant date fair value of $22.68 per RSU. These awards vest based on our stock price trading performance over a performance period of 8 years from issuance (4,560,000 will vest upon achievement of each of the $120 and $150 share price targets, and 5,280,000 will vest upon achievement of each of the $180, $210, $240, $270, and $300 share price targets, in each case, measured using a trailing-60-day average of the daily volume weighted average price), and are subject to continuous employment by each recipient to vest, which is considered a service condition.
The 2019 Market-Based RSUs and 2021 Market-Based RSUs (collectively, the “Market-Based RSUs”) were unvested as of December 31, 2020 and June 30, 2021.
2021 Employee Share Purchase Plan
In June 2021, our board of directors and our stockholders approved and adopted the 2021 Employee Share Purchase Plan (the “ESPP”). Our ESPP became effective immediately prior to the effective date of our the Final Prospectus. The purpose of the ESPP is to enable eligible employees to purchase shares of our common stock at a discount through payroll deductions of up to 15% of their eligible compensation. The purchase price is equal to 85% of the fair market value of a share of our common stock on the first date of an offering or the date of purchase, whichever is lower. As of June 30, 2021, there were no participants in the ESPP.
The aggregate number of shares reserved for issuance under the ESPP was equal to approximately 2% of the number of shares of our common stock (of all classes) outstanding upon the closing of the IPO. The number of shares available under our ESPP will automatically increase on the first day of each calendar year beginning on January 1, 2022 and ending with (and including) January 1, 2031. Such annual increase will be equal to the lesser of (i) 1% of the outstanding shares of all classes of our common stock on the last day of the immediately preceding calendar year and (ii) such number of shares determined by the board of directors. No more than 200,000,000 shares of common stock may be issued under our ESPP.
Share-based compensation
The following table summarizes the effects of share-based compensation on our unaudited condensed consolidated statements of operations:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2020	2021	2020	2021
Brokerage and transaction	$6	$6	$12	$12
Technology and development	824	717	2,540	2,025
Operations	8	3	18	6
Marketing	7	41	15	78
General and administrative	520	371	1,192	8,013
Total	$1,365	$1,138	$3,777	$10,134

We capitalized share-based compensation expense related to internally developed software of $0.3 million and $0.6 million during the three and six months ended June 30, 2020, and $0.1 million during both of the three and six months ended June 30, 2021.
As of June 30, 2021, there was $4.9 million of unrecognized compensation cost related to outstanding stock options that is expected to be recognized over a weighted-average period of 0.94 years.
In March 2021, we modified certain Time-Based RSUs of approximately 500 employees to remove the one-year vesting cliff, considered to be an improbable to improbable modification. As of June 30, 2021, no share-based compensation expense had been recognized for such awards with a performance condition based on the occurrence of a qualifying event, such as an IPO, as such qualifying event was not probable. The modified RSUs were revalued at the modification date, and the modified grant date fair value of the awards of $39.75 per share will be used to calculate share-based compensation expense once the performance condition becomes probable.
As of June 30, 2021 no share-based compensation expense had been recognized for the Time-Based RSUs based on the occurrence of a qualifying event, such as an IPO, as such qualifying event was not probable. The total unrecognized share-based compensation expense related to our Time-Based RSUs was $1.8 billion as of June 30, 2021. Of this amount, $660.0 million relates to awards for which the time-based vesting condition has been satisfied or partially satisfied while $1.2 billion relates to awards for which the time-based vesting condition had not yet been satisfied.
As of June 30, 2021, no share-based compensation expense had been recognized for the 2019 or 2021 Market-Based RSUs as the qualifying event of an IPO was not probable.
Because the amendment to the 2019 Market-based RSUs was determined to be a modification of a market condition, we estimated the pre-modification and post-modification fair value of the awards in order to determine the incremental fair value generated by the modification. To value the awards, we used a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the price targets may not be satisfied. The total unrecognized share-based compensation expense relating to the 2019 Market-Based RSUs, including the incremental expense due to modification, was $615.2 million as of June 30, 2021. If a qualifying liquidity event had occurred on June 30, 2021, we would have recorded $203.9 million share-based compensation related to the 2019 Market-Based RSUs. The remaining incremental share-based compensation expense of approximately $411.3 million would be recognized over a remaining weighted-average service period of 1.28 years, based on both explicit service periods and derived service periods based on the median of the passage of time it takes to achieve the price target in the Monte Carlo simulations. If the price targets are met sooner than the derived service period, we will adjust our share-based compensation expense to reflect the cumulative expense associated with the vested award.
We estimated the grant date fair value of the 2021 Market-Based RSUs using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the price targets may not be satisfied. We will recognize the total share-based compensation expense over a weighted average derived requisite service period of 4.33 years, considering the Monte Carlo simulation median time to achieve each of the seven separate tranches. The total unrecognized share-based compensation expense relating to the 2021 Market-Based RSU awards was $805.5 million as of June 30, 2021. If a qualifying liquidity event had occurred on June 30, 2021, we would have recorded $18.2 million of share-based compensation expense related to the 2021 Market-Based RSUs based on the derived service period. The remaining incremental share-based compensation expense of approximately $787.3 million would be recognized over a remaining weighted-average derived service period of 4.23 years. If the price targets are met sooner than the derived service period, we will adjust our share-based compensation expense to reflect the cumulative expense associated with the vested award.

NOTE 12 - INCOME (LOSS) PER SHARE
The following table presents the calculation of basic and diluted income (loss) per share:

(in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
Net income (loss)	$57,584	$(501,665)	$5,082	$(1,946,468)
Less: allocation of earnings to participating securities	$34,801	$—	$3,032	$—
Net income (loss) attributable to common stockholders	$22,783	$(501,665)	$2,050	$(1,946,468)

Weighted-average common stock outstanding - basic	225,091,413	232,223,019	224,953,736	231,459,227
Dilutive effect of stock options and unvested shares	19,246,732	—	19,585,456	—
Weighted-average common stock outstanding - diluted	244,338,145	232,223,019	244,539,192	231,459,227

Net income (loss) per share attributable to common stockholders:
Basic	$0.10	$(2.16)	$0.01	$(8.41)
Diluted	$0.09	$(2.16)	$0.01	$(8.41)
The following potential common shares were excluded from the calculation of diluted net income (loss) per share because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
Redeemable convertible preferred stock	366,266,778	412,742,897	366,266,778	412,742,897
RSUs	62,362,190	132,048,248	62,362,190	132,048,248
Stock options	89,110	17,685,650	82,182	17,685,650
Unvested shares	735	128,228	735	128,228
Total anti-dilutive securities	428,718,813	562,605,023	428,711,885	562,605,023
The table above does not include contingently issuable shares due to the conversion of our convertible notes or exercise of the warrants issued in February 2021, described in Note 10.
NOTE 13: RELATED PARTY TRANSACTIONS
Related party transactions may include any transaction between entities under common control or with a related party. We have defined related parties as members of the board of directors, executive officers, principal owners of our outstanding stock and any immediate family members of each such related party, as well as any other person or entity with significant influence over our management or operations.
In February 2021, we issued two tranches of convertible notes and granted to each purchaser of the Tranche I convertible notes a warrant to purchase equity securities - see Note 10. Two of the Tranche I investors are related parties. As of June 30, 2021, the fair value of the convertible notes and warrants granted to the two related parties were $182.6 million and $18.9 million and were included as convertible notes and other non-current liabilities in our unaudited condensed consolidated balance sheets.
NOTE 14: COMMITMENTS AND CONTINGENCIES
Commitments
Leases
Our operating leases are comprised of office facilities, with the most significant leases relating to our corporate headquarters in Menlo Park. Our leases have remaining terms of 1 year to 10 years, and many leases include one or more options to renew. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. We do not have any finance leases. As of December 31, 2020 and June 30, 2021 we had $49.2 million and $74.7 million of operating right-of-use assets included as other non-current assets and $54.1 million and $86.7 million of operating lease liabilities: $6.1 million and $12.8 million included as other current liabilities and $48.0 million and $73.9 million as other non-current liabilities in the unaudited condensed consolidated balance sheets.
The components of lease expense were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2020	2021	2020	2021
Fixed operating lease costs	$2,693	$5,011	$5,063	$8,790
Variable operating lease costs	704	1,374	1,427	2,452
Short-term lease costs	307	356	313	610
Total lease costs	$3,704	$6,741	$6,803	$11,852
Fixed operating lease costs primarily consist of monthly base rent amounts due. Variable operating lease costs are primarily related to payments made to our landlords for common area maintenance, property taxes, insurance, and other operating expenses.
Other information related to our operating leases was as follows:

	December 31,	June 30,
	2020	2021
Weighted-average remaining lease term	5.41 years	5.23 years
Weighted-average discount rate	7.02%	6.21%
Cash flows related to leases were as follows:

	Six Months Ended June 30,
(in thousands)	2020	2021
Operating cash flows:
Payments for operating lease liabilities	$9,609	$1,070
Supplemental cash flow data:
Lease liabilities arising from obtaining right-of-use assets	$14,902	$31,693

Future minimum lease payments under non-cancellable operating leases (with initial lease terms in excess of one year) as of June 30, 2021 are as follows:

(in thousands)
Remainder of 2021	$8,975
2022	25,150
2023	22,841
2024	18,291
2025	17,239
Thereafter	22,270
Total undiscounted lease payments	114,766
Less: imputed interest	(17,965)
Less: lease incentives	(10,051)
Total lease liabilities	$86,750
Contingencies
The securities industry is highly regulated and many aspects of our business involve substantial risk of liability. In past years, there has been an increasing incidence of litigation involving the brokerage industry, including class action suits that generally seek substantial damages. Damages may include, in some cases, punitive damages. Compliance and trading problems that are reported to federal, state and provincial regulators, exchanges or other self-regulatory organizations (“SROs”) by dissatisfied customers are investigated by such regulatory bodies, and, if pursued by such regulatory body or such customers, may rise to the level of arbitration or disciplinary action. We are also subject to periodic regulatory audits and inspections.
Like other brokerage firms, we have been named as a defendant in lawsuits and from time to time we have been threatened with, or named as a defendant in arbitrations and administrative proceedings.
Legal and regulatory matters
The outcomes of the legal and regulatory matters discussed in this section are inherently uncertain and some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and we may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain historical matters as well as certain pending matters in which there is at least a reasonable possibility that a material loss could be incurred. We intend to continue to vigorously defend the pending matters. Litigation is inherently uncertain, and any judgment entered against us, or any adverse settlement, could materially and adversely impact our business, financial condition, operating results, and cash flows. Unless otherwise noted below with respect to a specific matter, we are unable to provide a reasonable estimate of any potential liability given the uncertain nature of litigation and the stage of proceedings in these matters. With respect to all other pending matters not disclosed below, based on current information, we do not believe that such matters, individually or in the aggregate, would have a material adverse impact on our business, financial condition, operating results, or cash flows.
Best Execution, Payment for Order Flow, and Sources of Revenue Matters
In May 2019, the SEC’s Division of Enforcement (“Enforcement Division”) commenced an investigation into RHF’s best execution and payment for order flow (“PFOF”) practices, as well as statements concerning its sources of revenue, including the fact that, in FAQs on our website describing how it made money, and in certain communications with customers addressing the same issue, RHF had omitted PFOF when it described its revenue sources. On December 17, 2020, RHF, on a neither admit nor deny basis, consented to the entry of an SEC order (i) requiring RHF to cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act and Section 17(a) of the Exchange Act and Rule 17a-4 thereunder; (ii) censuring RHF; and (iii) requiring RHF to pay a $65 million civil penalty in December 2020. RHF paid the $65 million penalty in cash and also agreed to engage an independent compliance consultant.
Beginning on December 23, 2020, six putative securities fraud class action lawsuits were filed against RHM, RHF and/or RHS. The lawsuits generally allege that we violated the duty of best execution and misled putative class members by publishing misleading statements and omissions in customer communications relating to the execution of trades and revenue sources (including PFOF). Five of the complaints asserted claims for violations of Section 10(b) of the Exchange Act. All of the complaints asserted state law claims under California or New York law, and sought damages, restitution, disgorgement and other relief. One of the cases was voluntarily dismissed without prejudice. The five remaining actions have been consolidated under the caption In re Robinhood Order Flow Litigation in the United States District Court for the Northern District of California. On June 29, 2021, we filed a motion to dismiss the amended consolidated complaint and a motion to deny class certification.
March 2020 Outages
Beginning on March 4, 2020, 15 putative class actions and one individual action were filed against RHM, RHF and RHS in state and federal district courts relating to service outages on our stock trading platform on March 2-3, 2020 and March 9, 2020 (the “March 2020 Outages”). One of the putative class actions and the individual action were voluntarily dismissed following settlements between the parties. Thirteen of the remaining putative class actions have been consolidated as In re Robinhood Outage Litigation in the United States District Court for the Northern District of California. The one remaining putative class action, Withouski v. Robinhood Financial LLC, et al., pending in the Superior Court of the State of California, County of San Mateo, has been stayed by agreement of the parties. The lawsuits generally allege that putative class members were unable to execute trades during the March 2020 Outages because our platform was inadequately designed to handle customer demand and RHM, RHF and RHS failed to implement appropriate backup systems. The lawsuits include, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, unjust enrichment and violations of certain California consumer protection statutes. The lawsuits generally seek damages, restitution, and/or disgorgement, as well as declaratory and injunctive relief. Fact discovery has been completed and expert discovery is currently scheduled to be completed in August 2021.
We have also received notice that approximately 1,600 jointly represented customers may pursue arbitration of individual claims against us arising out of the March 2020 Outages, in addition to other alleged system outages.
The SEC Division of Examinations (“Examinations Division”) conducted an examination and identified a deficiency, to which RHF responded, with respect to RHF’s creation of a reasonably designed business continuity plan. In addition, Financial Industry Regulatory Authority (“FINRA”) conducted an investigation and certain state regulatory authorities are conducting investigations, regarding the March 2020 Outages and related procedures. RHF and RHS are cooperating with the requests from these regulators and RHF has reached a settlement with FINRA with respect to certain matters. See “—FINRA Multi-Matter Settlement” below for more information.
Options Trading and Related Customer Communications and Displays
The SEC Examinations Division conducted an examination and identified deficiencies, to which RHF responded, with respect to account takeovers, identity theft in connection with new account opening, processes for approving or rejecting certain accounts for options trading, and customer support response times. Certain state regulatory authorities are conducting investigations regarding RHF’s options trading and related customer communications and displays and options trading approval process. RHF is cooperating with the regulators’ requests. FINRA also conducted an investigation and reached a settlement with RHF regarding the same options trading issues.
On February 8, 2021, the family of Alexander Kearns, a Robinhood customer who traded options, filed a lawsuit in the Superior Court of the State of California, County of Santa Clara, against RHF, RHS and RHM in connection with Mr. Kearns’s death by suicide in June 2020. This matter was dismissed with prejudice following a settlement between the parties.
FINRA Multi-Matter Settlement
RHF and RHS are subject to FINRA investigations and enforcement matters, including those described elsewhere in this footnote as well as investigations regarding certain other matters, such as RHF’s margin call procedures, RHS’s fractional share trade reporting, customer support procedures, customer arbitration agreements, processing of corporate actions and displays of historical performance data. On June 30, 2021, RHF resolved with FINRA, on a no admit, no deny basis, certain of these investigations and examinations, including investigations into systems outages, RHF’s options product offering, and margin-related communications with customers, among others. The resolution does not address all the matters FINRA is investigating, including those relating to the Early 2021 Trading Restrictions (as defined below), account takeovers and anti-money laundering issues, RHS’s fractional share trade reporting, customer support procedures or customer arbitration agreements. RHF and RHS will continue to cooperate with FINRA on these matters. The resolution involved the following components: (i) charges of violations of FINRA rules; (ii) a fine of $57.0 million; (iii) customer restitution of approximately $12.6 million, of which approximately $8.1 million already has been paid, $0.75 million has been offered to be paid, and the remaining $3.75 million is to be paid; (iv) a censure; and (v) engagement of an independent consultant. As of June 30, 2021, we had accrued the $57.0 million fine as well as $4.5 million of customer restitution to be paid.
RHC Anti-Money Laundering, Cybersecurity and Other Issues
On July 24, 2020, the New York State Department of Financial Services (“NYDFS”) issued a report of its examination of RHC citing a number of “matters requiring attention” focused primarily on anti-money laundering and cybersecurity-related issues. The matter was subsequently referred to the NYDFS’s Consumer Protection and Financial Enforcement Division for investigation. In March 2021, the NYDFS informed RHC of certain alleged violations of applicable (i) anti-money laundering and New York Banking Law requirements, including the failure to maintain and certify a compliant anti-money laundering program, (ii) notification provisions under RHC’s Supervisory Agreement with the NYDFS, and (iii) cybersecurity and virtual currency requirements, including certain deficiencies in our policies and procedures regarding risk assessment, lack of an adequate incident response and business continuity plan, and deficiencies in our application development security. RHC and the NYDFS have reached a settlement in principle with respect to these allegations, subject to final documentation, in connection with which, among other things, RHC expects to pay a monetary penalty of $30.0 million and engage a monitor.
Additionally, on April 14, 2021, the California Attorney General’s Office issued an investigative subpoena to RHC, seeking documents and answers to interrogatories about RHC’s trading platform, business and operations, application of California’s commodities regulations to RHC and other matters. RHC is cooperating with this investigation. We cannot predict the outcome of this investigation or any consequences that might result from it.
Account Takeovers
In November 2020, FINRA Enforcement commenced an investigation into RHF concerning account takeovers, or circumstances under which an unauthorized actor successfully logs into a customer account, as well as anti-money laundering and cybersecurity issues. Since February 1, 2021, RHF has received requests for documents and information from the SEC’s Enforcement Division in connection with its investigation into account takeovers and, more recently, suspicious activity report filings. Additionally, state regulators, including the NYDFS and the New York Attorney General’s Office, have opened inquiries into RHM, RHF and RHC related to account takeovers. RHM, RHF and RHC are cooperating with these investigations and inquiries. The SEC’s Examinations Division also conducted an examination and identified deficiencies, to which RHF responded, with respect to, among other things, account takeovers and identity theft in connection with new account opening.
On January 8, 2021, a putative class action was filed in California Superior Court (Santa Clara County) against RHF and RHS by Siddharth Mehta, purportedly on behalf of approximately 2,000 Robinhood customers whose accounts were allegedly accessed by unauthorized users. RHF and RHS removed this action to the United States District Court for the Northern District of California. Plaintiffs generally allege that RHF and RHS breached commitments made and duties owed to customers to safeguard customer data and assets and seek monetary damages and injunctive relief. In March 2021, RHF and RHS filed a motion to dismiss the amended complaint, which was granted in part and denied in part in May 2021. A second amended complaint was filed by the plaintiffs on May 20, 2021, which RHF and RHS moved to dismiss on June 3, 2021.
Massachusetts Securities Division Matter
On December 16, 2020, the Enforcement Section of the Massachusetts Securities Division (“MSD”) filed an administrative complaint against RHF, which stems from an investigation initiated by the MSD in July 2020. The complaint alleges three counts of Massachusetts securities law violations regarding alleged unethical and dishonest conduct or practices, failure to supervise, and failure to act in accordance with the Massachusetts fiduciary duty standard, which became effective on March 6, 2020 and had an effective enforcement date beginning September 1, 2020. The initial complaint seeks, among other things, injunctive relief, censure, unspecified restitution, unspecified disgorgement, the appointment of an independent consultant and an unspecified administrative fine. The proposed amended complaint also seeks revocation of RHF's license to operate in Massachusetts. If RHF were to lose its license to operate in Massachusetts, we would not be able to acquire any new customers in Massachusetts, and we expect that our current customers in Massachusetts would be unable to continue utilizing any of the services or products offered on our platform (other than closing their positions) and that we may be forced to transfer such customers’ accounts to other broker-dealers. Additionally, revocation of RHF’s Massachusetts license could trigger similar disqualification or proceedings to restrict or condition RHF’s registration by other state regulators. A revocation of RHF’s license to operate in Massachusetts would result in RHF and RHS being subject to statutory disqualification by FINRA and the SEC, which would then result in RHF needing to obtain relief from FINRA subject to SEC review in order to remain a FINRA member and RHS possibly needing relief from FINRA or other SROs.
On April 15, 2021, RHF filed a complaint and motion for preliminary injunction and declaratory relief in Massachusetts state court seeking to enjoin the MSD administrative proceeding and challenging the legality of the Massachusetts fiduciary duty standard. On May 27, 2021, the state court denied RHF’s motion for a preliminary injunction, finding that RHF would not suffer irreparable harm if MSD proceeded with the pending administrative action, but determined that RHF may seek a declaration that the disputed regulation is unlawful without first exhausting its remedies in the administrative action. On June 14, 2021, the state court declined to stay the entire matter pending resolution of the administrative proceeding, finding that RHF is entitled to have the state court decide certain of its challenges to the Massachusetts fiduciary standard without waiting for the MSD to complete its administrative proceeding. RHF has engaged in settlement discussions with the MSD at certain times since the MSD filed its initial complaint, however, such negotiations have not been successful and RHF is currently not engaged in any such settlement discussions with the MSD.
Pinchasov v. Robinhood Financial LLC
On November 5, 2020, plaintiff Shterna Pinchasov filed a putative class action in the Circuit Court of the 11th Judicial Circuit of Florida in and for Miami-Dade County asserting claims of negligence and breach of fiduciary duty based on allegations that RHF failed to prevent customers from using its interface for stocks that were subject to a “T1 Halt,” and seeking damages. Securities exchanges, such as the New York Stock Exchange and the Nasdaq Stock Market, have the authority to halt and delay trading in a security, and a “T1 Halt” (or regulatory halt) may occur pending the release of material news about a company.
RHF removed this action to the U.S. District Court for the Southern District of Florida. The case is now in the fact discovery stage, which is currently scheduled to close in December 2021.
Text Message Litigation
On October 29, 2019, a putative class action was filed by Isaac Gordon against RHF and RHM in the Superior Court for the State of Washington, County of Spokane. The complaint alleged that RHF and RHM initiated or assisted in the transmission of commercial electronic text messages to Washington State residents without their consent in violation of Washington State law. The action was removed to the Eastern District of Washington. On January 25, 2021, the court granted the plaintiff’s motion for class certification. On June 25, 2021, RHF filed a motion to decertify the class and disqualify class counsel. On July 27, 2021, the court granted RHF’s motion to decertify the class, denied the motion to disqualify class counsel, and remanded the case to state court.
On August 9, 2021, a new, substantially similar putative class action was filed by Cooper Moore against RHF in the U.S. District Court for the Northern District of California.
Early 2021 Trading Restrictions Matters
Beginning on January 28, 2021, due to increased deposit requirements imposed on RHS by the NSCC in response to unprecedented market volatility, particularly in certain securities, RHS temporarily restricted or limited its customers’ purchase of certain securities, including GameStop Corp. and AMC Entertainment Holdings, Inc., on our platform (the “Early 2021 Trading Restrictions”).
We have become aware of approximately 50 putative class actions and four individual actions that have been filed against one or more of RHM, RHF and RHS in various federal and state courts relating to the Early 2021 Trading Restrictions. On April 1, 2021, the Judicial Panel on Multidistrict Litigation entered an order centralizing the federal cases identified in a motion filed by certain plaintiffs to transfer and coordinate or consolidate the actions filed in connection with the Early 2021 Trading Restrictions in the United States District Court for the Southern District of Florida captioned In re: January 2021 Short Squeeze Trading Litigation, Case No. 21-2989-MDL-ALTONAGA/Torres (the “MDL”). In May 2021, the court appointed interim lead plaintiffs’ counsel for certain claims. On July 26, 2021, interim lead plaintiffs’ counsel filed two consolidated complaints: the first complaint asserts a federal antitrust claim; the second complaint asserts negligence and breach of fiduciary duty claims. The consolidated complaints seek monetary damages. Other plaintiffs have filed federal securities claims, which are governed by the procedures under the Private Securities Litigation Reform Act of 1995, and will proceed separately.
RHM, RHF, RHS and our Co-Founder and CEO, Vladimir Tenev, among others, have received requests for information, and in some cases, subpoenas and requests for testimony, related to investigations and examinations of the Early 2021 Trading Restrictions from the United States Attorney’s Office for the Northern District of California (“USAO”), the U.S. Department of Justice, Antitrust Division, the SEC staff, FINRA, the New York Attorney General’s Office, other state attorneys general offices and a number of state securities regulators. Also, a related search warrant was executed by the USAO to obtain Mr. Tenev’s cell phone. There have been several inquiries based on specific customer complaints. We have also received inquiries from the SEC’s Division of Examinations and FINRA related to employee trading in certain securities that were subject to the Early 2021 Trading Restrictions, including GameStop Corp. and AMC Entertainment Holdings, Inc., during the week of January 25, 2021. These matters include inquiries related to whether any employee trading in these securities may have occurred in advance of the public announcement of the Early 2021 Trading Restrictions on January 28, 2021. In

addition, we have received information and testimony requests from certain committees and members of the U.S. Congress and Mr. Tenev, among others, has provided or will provide testimony with respect to the Early 2021 Trading Restrictions. We are cooperating with these investigations and examinations.
Due to the preliminary nature of all of these proceedings, we are unable at this time to estimate the likelihood or magnitude of any possible losses related to these matters.
“For You” Document Request
On May 26, 2021, the SEC’s Enforcement Division issued a request to RHM and RHF seeking documents and information related to the “For You” feature, which was available in the past on our website only and is not currently an active product offering on our website or platform, and other features displaying lists of securities to customers. Robinhood is cooperating with the Staff’s investigation.
Dansberger v. Robinhood Securities
On June 11, 2021, RHS was sued by Thomas Dansberger on behalf of a putative class in the Circuit Court for Seminole County in Florida seeking monetary damages as well as declaratory and injunctive relief. Mr. Dansberger purports to represent “All Florida residents who purchased Robinhood Gold on or by January 21, 2021 and (b) who were not able to buy or sell cryptocurrencies on January 21, 2021.” The plaintiff alleges that RHS engaged in unfair and deceptive trade practices by advertising and marketing that Robinhood Gold would provide access for customers to buy and sell cryptocurrencies but failed to do so on January 28, 2021 when it allegedly halted the buying and selling of cryptocurrencies.
Registration Requirements for Member Personnel
On July 26, 2021, RHF received a FINRA investigative request seeking documents and information related to its compliance with FINRA registration requirements for member personnel, including related to the FINRA non-registration status of Mr. Tenev and Co-Founder and Chief Creative Officer Mr. Bhatt. Robinhood is evaluating this matter and is cooperating with the investigation.
NOTE 15: SUBSEQUENT EVENTS
Amended and Restated Certificate of Incorporation
On August 2, 2021, the “IPO Closing Date”), we amended and restated our certificate of incorporation to effect a reclassification of our outstanding common stock into Class A common stock (with one vote per share) and, with respect to shares held by our founders and certain of their related entities, Class B common stock (with ten votes per share). The amended and restated certificate also provides for Class C common stock (with zero votes per share) of which none is outstanding on the date of this quarterly report.
Initial Public Offering
On the IPO Closing Date, we closed our IPO of 55,000,000 shares of Class A common stock at a public offering price of $38.00 per share. In the IPO, 52,375,000 shares of Class A common stock were sold by us and 2,625,000 shares of Class A common stock were sold by selling stockholders. Our net proceeds from the sale of Class A common stock by us in the IPO were approximately $1.9 billion after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In connection with the IPO, 130,155,246 shares of our Class A common stock owned by our founders and their related entities were exchanged for an equivalent number of shares of Class B common stock. In addition, all of the outstanding shares of convertible preferred stock and all of our outstanding convertible notes automatically converted into Class A common stock of 412,742,897 and 137,305,156 shares and all warrants became exercisable at a strike price of $26.60 per share for an aggregate of 14,278,034 shares of Class A common stock. Upon completion of the IPO, approximately $13.4 million of deferred offering costs were reclassified into stockholders’ equity as a reduction of the IPO proceeds and we recognized a one-time cumulative share-based compensation expense of $1.0 billion related to RSUs for which the time-based vesting condition was satisfied or partially satisfied as the performance condition was satisfied.
Acquisition of Say
On August 13, 2021, the Company completed the acquisition of A Say Inc. and its subsidiaries (collectively “Say”). New York-based Say, founded in 2017, provides an investor communications and shareholder engagement platform that empowers shareholders to access their full ownership rights and facilitates proxy and voting for issuers. The purchase price is approximately $140 million in cash, subject to customary purchase price adjustments. The Company is currently evaluating purchase price allocation. It is not practicable to disclose the preliminary purchase price allocation for this acquisition given the short period of time between the acquisition date and the issuance of these unaudited condensed consolidated financial statements.

97,876,033 Shares
Robinhood Markets, Inc.
Class A Common Stock

August , 2021

PART II
NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance.
The following table sets forth the various expenses, other than the underwriting discount, payable in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee.

Payable by the registrant
SEC registration fee	$375,021
Legal fees and expenses	$200,000
Accounting fees and expenses	$50,000
Total	$625,021
Item 14. Indemnification of Directors and Officers.
Limitation of personal liability of directors and indemnification
We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. In addition, the indemnification agreements that we have entered into with Jan Hammer, who is a director of ours and a Partner at Index Ventures, and Scott Sandell, who is a director of ours and a Managing General Partner at New Enterprise Associates, also provide that, among other things, Index Ventures and New Enterprise Associates and their respective affiliates, respectively, will also be entitled to indemnification by us to the same extent as such director with respect to any claims that are based on such director’s service to us. We also intend to enter into indemnification agreements with our future directors and executive officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our Bylaws provide for indemnification by us of our directors and officers to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain limitations. Our Charter provides for such limitation of liability.
We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.
Since December 31, 2017, we have issued the following securities that that were not registered under the Securities Act:
Preferred Stock Issuances
In April 2018, we sold an aggregate of 35,774,761 shares of our Series D redeemable convertible preferred stock at a purchase price of $10.1450 per share, for an aggregate purchase price of $362.9 million, pursuant to our Series D redeemable convertible preferred stock financing to entities affiliated with nine accredited investors.
From August 2019 through October 2019, we sold an aggregate of 29,887,357 shares of our Series E redeemable convertible preferred stock at a purchase price of $12.4827 per share, for an aggregate purchase price of $373.1 million, pursuant to our Series E redeemable convertible preferred stock financing to entities affiliated with nine accredited investors.
From May 2020 through July 2020, we sold an aggregate of 48,000,000 shares of our Series F redeemable convertible preferred stock at a purchase price of $12.50 per share, for an aggregate purchase price of $600.0 million, pursuant to our Series F redeemable convertible preferred stock financing to entities affiliated with 23 accredited investors.
From August 2020 through September 2020, we sold an aggregate of 43,116,119 shares of our Series G redeemable convertible preferred stock at a purchase price of $15.50 per share, for an aggregate purchase price of $668.3 million, pursuant to our Series G redeemable convertible preferred stock financing to entities affiliated with 19 accredited investors.
Warrant Exercises
On June 5, 2018, we sold an aggregate of 918,760 shares of our Class A common stock, for an aggregate purchase price of $459.38, to an accredited investor upon the exercise by such investor of previously granted warrants to acquire our Class A common stock.
On August 7, 2018, we sold an aggregate of 262,500 shares of our Class A common stock, for an aggregate purchase price of $131.25 to an accredited investor upon the exercise by such investor of previously granted warrants to acquire our Class A common stock.
On November 6, 2018, we sold an aggregate of 393,750 shares of our Class A common stock, for an aggregate purchase price of $196.88, to an accredited investor upon the exercise by such investor of previously granted warrants to acquire our Class A common stock.
On December 5, 2018, we sold an aggregate of 131,250 shares of our Class A common stock, for an aggregate purchase price of $65.63 to an accredited investor upon the exercise by such investor of previously granted warrants to acquire our Class A common stock.
2021 Convertible Note and Warrant Financings
In February 2021, we issued $2,532.0 million aggregate principal amount of “Tranche I” convertible notes to entities affiliated with 19 accredited investors and $1,020.0 million aggregate principal amount of “Tranche II” convertible notes, to entities affiliated with six accredited investors. In addition, we granted to each purchaser of the Tranche I convertible notes a warrant to purchase a number of shares of equity securities equal to 15% of the aggregate proceeds invested by such purchaser in the Tranche I convertible notes (i.e., $379.8 million in aggregate maximum purchase amount).

Employee Compensation
Since December 31, 2017, we have granted 15,523,088 stock options to purchase shares of our Class A common stock to our employees, directors and consultants at a weighted average exercise price of $4.42 per share under our 2013 Plan and our 2020 Plan. We have also granted to our employees, directors and consultants an aggregate of 138,601,826 RSUs to be settled in shares of our Class A common stock under our 2013 Plan and 2020 Plan (including 68,991,706 RSUs granted to our founders in respect of shares of Class A common stock that, once vested and settled, may be exchanged for Class B common stock pursuant to the Equity Exchange Rights).
The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), as transactions by an issuer not involving any public offering, or Rule 701 promulgated under Section 3(b) of the Securities Act, pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.
Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.
Item 17. Undertakings.
The undersigned registrant hereby undertakes:
1.To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
a.To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
b.To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
c.To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
2.That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1*
Amended and Restated Certificate of Incorporation of Robinhood Markets, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40691) filed with the SEC on August 2, 2021).

3.2*	Amended and Restated Bylaws of Robinhood Markets, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-40691) filed with the SEC on August 2, 2021).
4.1*
Form of Class A Common Stock Certificate of Robinhood Markets, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A (File No. 333-257602) filed with the SEC on July 19, 2021).

4.2*
Form of Warrant Agreement of Robinhood Markets, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

5.1*	Opinion of Cravath, Swaine & Moore LLP (incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form S-1 (File No. 333-258474) filed with the SEC on August 5, 2021).
10.1*
Form of Indemnification Agreement between Robinhood Markets, Inc. and each of its directors and executive officers (other than Jan Hammer and Scott Sandell) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A (File No. 333-257602) filed with the SEC on July 19, 2021).

10.2*
Form of Indemnification Agreement between Robinhood Markets, Inc. and each of Jan Hammer and Scott Sandell (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A (File No. 333-257602) filed with the SEC on July 19, 2021).

10.3†+*
Robinhood Markets, Inc. 2020 Equity Incentive Plan, as amended on June 18, 2020 and form grant notices and award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.4†+*
Robinhood Markets, Inc. Amended and Restated 2013 Stock Plan and form grant notices and award agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.5+*
Second Amendment to the Robinhood Markets, Inc. 2020 Equity Incentive Plan, dated March 10, 2021 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.6+*
Third Amendment to the Robinhood Markets, Inc. 2020 Equity Incentive Plan, dated May 26, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.7+*
Offer Letter between Robinhood Markets, Inc. and Jason Warnick, dated November 8, 2018 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.8†+*
Offer letter between Robinhood Markets, Inc. and Daniel Gallagher, as amended and restated on December 15, 2020 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.9+*
Offer Letter between Robinhood Markets, Inc. and Paula Loop, dated May 14, 2021 (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.10+*
Offer Letter between Robinhood Markets, Inc. and Jonathan Rubinstein, dated May 14, 2021 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.11+*
Offer Letter between Robinhood Markets, Inc. and Robert Zoellick, dated May 14, 2021 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.12*
Exchange Agreement, dated July 26, 2021 between Robinhood Markets, Inc. Baiju Bhatt, Vladimir Tenev, and certain of his related entities (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40691) filed with the SEC on August 18, 2021).

10.13†*
Form of Equity Exchange Agreement between Robinhood Markets, Inc. and each of Baiju Bhatt and Vladimir Tenev (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1/A (File No. 333-257602) filed with the SEC on July 19, 2021).

10.14*
Voting Agreement, dated July 26, 2021, among Robinhood Markets, Baiju Bhatt and Vladimir Tenev and certain related entities (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40691) filed with the SEC on August 18, 2021).

10.15†*
Credit Agreement, dated as of April 16, 2021, by and among Robinhood Securities, LLC, the lenders thereto, JPMorgan Chase Bank N.A. as administrative agent, joint bookrunner and joint lead arranger, BMO Harris Bank N.A., as syndication agent, and BMO Capital Markets Corp. as joint bookrunner and joint lead arranger (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.16+*
Form of Notice of Time-Based Restricted Stock Unit Award and Restricted Stock Unit Agreement under the Robinhood Markets, Inc. Amended and Restated 2013 Stock Plan for Vladimir Tenev and Baiju Bhatt (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.17+*
Form of Notice of Performance-Based Amended and Restated Restricted Stock Unit Award and Amended and Restated Restricted Stock Unit Agreement under the Robinhood Markets, Inc. Amended and Restated 2013 Stock Plan for Vladimir Tenev and Baiju Bhatt (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.18+*
Form of Notice of Performance-Based Restricted Stock Unit Award and Restricted Stock Unit Agreement under the Robinhood Markets, Inc. 2020 Equity Incentive Plan for Vladimir Tenev and Baiju Bhatt (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.19+*
Form of Notice of Time-Based Restricted Stock Unit Award and Restricted Stock Unit Agreement under the Robinhood Markets, Inc. 2020 Equity Incentive Plan for non-employee directors (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No. 333-257602) filed with the SEC on July 1, 2021).

10.20+*
2021 Omnibus Incentive Plan, effective June 27, 2021 (the “2021 Plan”) (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-258250) filed with the SEC on July 29, 2021).

10.21+*
Form of Restricted Stock Unit Agreement for Employees and Non-Employee Directors (including the Notices of Grant) under the 2021 Plan (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40691) filed with the SEC on August 18, 2021).

10.22+*
Form of Fully Vested Stock Award Agreement for Non-Employee Directors (including the Notice of Grant) under the 2021 Plan (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40691) filed with the SEC on August 18, 2021).

10.23+*
2021 Employee Share Purchase Plan, effective June 27, 2021 (the “ESPP”) (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-258250) filed with the SEC on July 29, 2021).

10.24+*
Robinhood Markets, Inc. Change in Control and Severance Plan for Key Employees (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1/A (File No. 333-257602) filed with the SEC on July 19, 2021).

10.25+*
Forms of ESPP Subscription Agreement and Notice of Withdrawal (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40691) filed with the SEC on August 18, 2021).

21.1	Subsidiaries of Robinhood Markets, Inc.
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Cravath, Swaine & Moore LLP (incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form S-1 (File No. 333-258474) filed with the SEC on August 5, 2021).
24.1*	Powers of attorney (included on signature page of the initial filing of this Registration Statement).
101.INS	iXBRL (Inline eXtensible Business Reporting Language) Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	iXBRL Taxonomy Extension Schema Document
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document
101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (contained in Exhibit 101)
__________________
*   Previously filed.
†  Certain schedules and exhibits have been omitted pursuant to Rule 601(a)(5) of Regulation S-K under the Securities Act. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request.
+  Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, California, on August 31, 2021.

Robinhood Markets, Inc.

By:	/s/ Vladimir Tenev
Name:	Vladimir Tenev
Title:	Co-Founder, Chief Executive Officer and President
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on August 31, 2021.

Signature		Title

By:	/s/ Vladimir Tenev	Co-Founder, Chief Executive Officer, President and Director (Principal Executive Officer)
Vladimir Tenev

By:	*	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Jason Warnick

By:	*	Co-Founder, Chief Creative Officer and Director
Baiju Bhatt

By:	*	Director
Jan Hammer

By:	*	Director
Paula Loop

By:	*	Director
Jonathan Rubinstein

By:	*	Director
Scott Sandell

By:	*	Director
Robert Zoellick

By:	/s/ Vladimir Tenev
Attorney-in-Fact